Form 20-F
period 2001-01-31
UTI WORLDWIDE INC
filed 2001-05-04
CIK 1124827

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F
                            ------------------------

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED JANUARY 31, 2001

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM ____________ TO ____________ .

                                    0-31869
                            (COMMISSION FILE NUMBER)

                               UTi WORLDWIDE INC.
    (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER AND TRANSLATION OF
                        REGISTRANT'S NAME INTO ENGLISH)

                             BRITISH VIRGIN ISLANDS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

      9 COLUMBUS CENTRE, PELICAN DRIVE               C/O UNION-TRANSPORT SERVICES INC.
             ROAD TOWN, TORTOLA                      19443 LAUREL PARK ROAD, SUITE 111
           BRITISH VIRGIN ISLANDS                     RANCHO DOMINGUEZ, CA 90220 USA

                   (ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                         ORDINARY SHARES, NO PAR VALUE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 25,685,950 Ordinary Shares no par value.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Forward-Looking Statements............................................      1
                                    PART I
Item 1.   Identity of Directors, Senior Management and Advisers.......      1
Item 2.   Offer Statistics and Expected Timetable.....................      1
Item 3.   Key Information.............................................      1
Item 4.   Information on the Company..................................     13
Item 5.   Operating and Financial Review and Prospects................     18
Item 6.   Directors, Senior Management and Employees..................     28
Item 7.   Major Shareholders and Related Party Transactions...........     34
Item 8.   Financial Information.......................................     36
Item 9.   The Offer and Listing.......................................     37
Item 10.  Additional Information......................................     37
          Quantitative and Qualitative Disclosures about Market
Item 11.  Risk........................................................     44
Item 12.  Description of Securities Other than Equity Securities......     45

                                   PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies.............     46
          Material Modifications to the Rights of Security Holders and
Item 14.  Use of Proceeds.............................................     46

                                   PART III
Item 17.  Financial Statements........................................     47
Item 18.  Financial Statements........................................     47
Item 19.  Exhibits....................................................     47

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. These statements are accompanied by, and should be read in conjunction with, an explanation of important factors that could cause actual results to differ materially from those in the forward-looking statements. Among other statements, statements regarding our financial position, operational and financial goals and objectives, including those under "Key Information -- Risk Factors," "Operating and Financial Review and Prospects" and "Information on the Company" are forward looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements and forecasts.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto and "Operating and Financial Review and Prospects" and other financial data included elsewhere in this report.

     The selected consolidated financial data as of January 31, 1999, 1998 and 1997 and for each of the years in the two-year period ended January 31, 1998 have been derived from our audited consolidated financial statements which are not included in this report. The selected consolidated financial data as of January 31, 2001 and 2000, and for each of the years in the three-year period ended January 31, 2001 have been derived from our audited consolidated financial statements which appear elsewhere in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with international accounting standards (IAS). The accounting policies adopted by us under IAS differ in significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). These differences for the fiscal years 2001, 2000 and 1999 are described in Note 28 to our consolidated financial statements and in "Operating and Financial Review and Prospects -- U.S. GAAP Reconciliation."

                                                       YEAR ENDED JANUARY 31,
                                      --------------------------------------------------------
                                        2001        2000        1999        1998        1997
                                      --------    --------    --------    --------    --------
                                                (US$000'S, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Amounts in accordance with IAS:
  Gross revenue(1)..................  $863,259    $706,955    $571,141    $528,535    $504,064
  Freight consolidation costs(2)....   561,413     461,338     362,862     342,049     327,509
  Net revenue(2):
     Airfreight forwarding..........   145,594     124,177     113,619     101,092          --
     Ocean freight forwarding.......    54,461      44,078      33,345      30,745          --
     Customs brokerage..............    55,295      40,156      33,360      27,495          --
     Other revenue..................    46,496      37,206      27,955      27,154          --
                                      --------    --------    --------    --------    --------
          Total net revenue.........   301,846     245,617     208,279     186,486     176,555
  Staff costs.......................   150,582     122,929     106,544      92,333      88,987
  Depreciation......................     9,084       7,822       6,310       6,025       6,263
  Amortization......................     5,414       3,409       1,841         695         376
  Other operating expenses..........   109,846      90,032      77,279      71,737      68,248
                                      --------    --------    --------    --------    --------
  Operating profit..................    26,920      21,425      16,305      15,696      12,681
  Pretax income.....................    26,923      19,106      17,873      14,643      10,787
  Net income before minority
     interests......................    20,715      17,483      14,653      12,100       8,656
  Net income........................  $ 19,753    $ 17,078    $ 14,574    $ 11,848    $  8,656
                                      ========    ========    ========    ========    ========
  Basic earnings per ordinary
     share..........................  $   0.98    $   1.07    $   0.96    $   0.92    $   0.76
                                      ========    ========    ========    ========    ========
  Diluted earnings per ordinary
     share..........................  $   0.92    $   0.85    $   0.76    $   0.70    $   0.53
                                      ========    ========    ========    ========    ========
  Cash dividends declared per
     ordinary share(3)..............  $   0.15    $   0.14    $   0.12    $   0.00    $   0.00
                                      ========    ========    ========    ========    ========
CASH FLOW AND OTHER DATA:
Amounts in accordance with IAS:
  Purchases of property, plant and
     equipment......................  $ 12,642    $ 12,924    $ 16,644    $  5,066    $  7,706
  Net cash from operating
     activities.....................    25,477       8,446      16,136       9,475       4,909
  Net cash used in investing
     activities.....................   (33,494)    (26,454)    (33,928)     (6,158)     (1,647)
  Net cash from (used in) financing
     activities.....................    90,084       1,430      36,539         145     (22,947)
Amounts using IAS results:
  EBITDA(4).........................    41,418      32,656      24,456      22,416      19,320

                                                                     YEAR ENDED JANUARY 31,
                                                             --------------------------------------
                                                                2001          2000          1999
                                                             ----------    ----------    ----------
                                                              (US$000'S, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Amounts in accordance with U.S. GAAP:
  Gross revenue(1).........................................   $863,259      $706,955      $571,141
  Freight consolidation costs(2)...........................    561,413       461,338       362,862
                                                              --------      --------      --------
  Net revenue(2)...........................................    301,846       245,617       208,279
  Staff costs..............................................    154,426       124,330       107,731
  Depreciation.............................................      9,060         7,798         6,286
  Amortization.............................................      4,306         2,935         1,517
  Other operating expenses.................................    109,846        90,032        77,279
                                                              --------      --------      --------
  Operating profit.........................................     24,208        20,522        15,466
  Pretax income............................................     25,623        18,750        17,049
  Net income before minority interests.....................     19,415        17,098        13,829
  Net income...............................................   $ 18,453      $ 16,693      $ 13,750
                                                              ========      ========      ========
  Basic earnings per ordinary share........................   $   0.95      $   1.12      $   0.97
                                                              ========      ========      ========
  Diluted earnings per ordinary share......................   $   0.88      $   0.86      $   0.74
                                                              ========      ========      ========
  Cash dividends declared per ordinary share(3)............   $   0.15      $   0.14      $   0.12
                                                              ========      ========      ========
CASH FLOW AND OTHER DATA:
Amounts in accordance with U.S. GAAP:
  Purchases of property, plant and equipment...............   $ 12,642      $ 12,924      $ 16,644
  Net cash from operating activities.......................     30,018        10,240        16,136
  Net cash used in investing activities....................    (42,795)      (33,464)      (33,928)
  Net cash from financing activities.......................     94,844         6,646        36,539
Amounts using U.S. GAAP results:
  EBITDA(4)................................................     37,574        31,255        23,269

                                                             YEAR ENDED JANUARY 31,
                                              ----------------------------------------------------
                                                2001       2000       1999       1998       1997
                                              --------   --------   --------   --------   --------
                                                                   (US$000'S)
BALANCE SHEET DATA:
Amounts in accordance with IAS:
  Working capital(3)........................  $ 80,569   $ 33,726   $ 41,776   $ 25,737   $ 12,422
  Total assets..............................   466,012    297,920    255,213    180,604    169,563
  Long-term liabilities.....................    26,556     18,801     14,206      4,622      9,373
  Shareholders' equity:
     Issued capital.........................   161,315     86,020     86,020     49,521     34,166
     Cumulative foreign exchange translation
       adjustment...........................   (39,372)   (24,535)   (22,575)   (12,503)    (7,386)
     Distributable reserves(3)..............    61,127     43,762     29,852     17,663      6,595
     Non-distributable reserves.............     2,360      2,184      2,214      2,180      2,130
                                              --------   --------   --------   --------   --------
          Total shareholders' equity........  $185,430   $107,431   $ 95,511   $ 56,861   $ 35,505
                                              ========   ========   ========   ========   ========
Amounts in accordance with U.S. GAAP:
  Working capital(3)........................  $ 95,435   $ 39,057   $ 49,522
  Total assets..............................   443,753    288,098    243,362
  Long-term liabilities.....................    14,890     14,339     12,044
  Shareholders' equity:
     Issued capital.........................   206,626    127,487    126,086
     Cumulative foreign exchange translation
       adjustment...........................   (38,514)   (23,396)   (21,925)
     Retained earnings(3)...................    19,376      3,311    (10,593)
                                              --------   --------   --------
          Total shareholders' equity........  $187,488   $107,402   $ 93,568
                                              ========   ========   ========

---------------
(1) Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin, which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when we bill the customer, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, when the service has been provided to third parties in the ordinary course of business.

(2) Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin. For the fiscal year ended January 31, 1997, we did not account for net revenue according to the categories of airfreight, ocean freight, customs brokerage and other revenue.

(3) Effective for the fiscal year ended January 31, 2001, we adopted International Accounting Standard No. 10 (Revised 1999) which requires us to record dividends payable in the year that they are declared. As such, the amounts shown as dividends declared related to each of the four years in the four-year period ended January 31, 2000, along with working capital and shareholders' equity, have been retroactively restated to reflect this change in accounting methodology.

(4) Although earnings before interest, taxes, depreciation and amortization, foreign exchange transaction gains and losses and minority interests ("EBITDA") is a non-U.S. GAAP measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity. Similar to our net income and cash flows, funds represented by EBITDA are subject to the same restrictions on use contained in some of our bank credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Because all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. In fiscal 2000, there is a credit of $1.5 million included in other operating expenses, which represents a payment from our satellite communications supplier based on volume usage for several prior years.

RISK FACTORS

     This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this annual report. The cautionary statements made in this annual report should be read as being applicable to all forward-looking statements wherever they appear. Our operations are subject to a variety of risks and uncertainties and the following risk factors are not to be considered a definitive list of all risks associated with our operations and should be read in conjunction with the risks and uncertainties contained in our other filings with the SEC.

WE MAY NOT SUCCEED WITH OUR STRATEGY TO EXPAND THE SCOPE OF OUR SUPPLY CHAIN SERVICES AND AS A RESULT OUR REVENUE MAY NOT GROW.

     We are undertaking various efforts to expand the scope of our supply chain management services which we offer to our customers, including developing strategic alliances with other supply chain service providers, building training and solutions centers in strategic locations and expanding our postponement warehousing and distribution services, which include storing, inspecting and packing freight for our customers. Our efforts to expand the scope of our services will require:

     - additional capital expenditures, including expenditures for expanding facilities and information technology systems,

     - hiring and retaining skilled management, marketing, customer service and other personnel, and

     - implementing procedures to successfully manage our growth, including monitoring operations, controlling costs and maintaining effective quality and service controls.

There can be no assurance that we will be able to successfully expand the scope of our services or implement our expansion plans.

WE HAVE GROWN AND PLAN TO CONTINUE TO GROW, IN PART, THROUGH ACQUISITIONS OF OTHER FREIGHT FORWARDERS, CUSTOMS BROKERS AND SUPPLY CHAIN MANAGEMENT PROVIDERS. GROWTH BY ACQUISITIONS INVOLVES RISKS AND WE MAY NOT BE ABLE TO IDENTIFY OR ACQUIRE AND SUCCESSFULLY INTEGRATE ANY ACQUIRED BUSINESS INTO OUR OWN OPERATIONS.

     From February 1, 1999 to January 31, 2001, we have completed 20 relatively small acquisitions in ten different countries. We continue to integrate our most recent acquisitions and we may not successfully integrate these acquisitions or future acquisitions into our operations. In the future, we may pursue opportunities to expand our business by acquiring companies in selected markets.

     Growth by acquisitions involves special risks including the following:

     - any inability to integrate acquired businesses into our operations, including because of incompatible computer or information systems or operating practices or differences in business or corporate cultures,

     - difficulties implementing proper business and accounting controls for acquired businesses which we allow to continue to operate on their existing information and accounting systems,

     - any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

     - any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

     - any diversion of management's attention from existing operations to integrating the acquired companies,

     - any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

     - the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired businesses, including failing to identify significant liabilities or business contingencies,

     - the risk that acquisitions may result in adverse accounting or tax reporting obligations,

     - the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

     - the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

     - any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and

     - any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

     We expect our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

BECAUSE WE MANAGE OUR BUSINESS ON A DECENTRALIZED BASIS, WE MAY NOT BE ABLE TO CONTINUE TO IMPLEMENT ADEQUATE BUSINESS CONTROLS.

     We manage our business on a decentralized basis, with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. As we grow, our management could lose focus on maintaining adequate controls on intercompany disbursements for freight forwarding and customs brokerage services. In addition, many of our subsidiaries may be operating with management, sales and support personnel that may be insufficient to support growth in their respective businesses without significant central oversight and coordination. If proper overall business controls have not been and are not implemented, our decentralized operating strategy could result in inconsistent operating and financial practices, which could materially adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

IF WE FAIL TO IMPLEMENT IMPROVEMENTS TO OUR MANAGEMENT INFORMATION AND FINANCIAL REPORTING SYSTEMS, WE MAY EXPERIENCE DELAYS IN RECEIVING MANAGEMENT AND FINANCIAL INFORMATION AT THE CONSOLIDATED LEVEL WHICH COULD DISRUPT OUR OPERATIONS OR IMPAIR OUR ABILITY TO MONITOR OUR OPERATIONS RESULTING IN A NEGATIVE EFFECT ON OUR OPERATIONS AND FINANCIAL CONDITION.

     We have recognized the need to improve our management information and financial reporting systems at the consolidated level and have acquired new software to address this issue. We may experience delays, disruptions and unanticipated expenses in implementing, integrating and operating our consolidated management information and financial reporting systems. Failure to implement the new software successfully could delay our receipt of management and financial information at the consolidated level which could disrupt our operations or impair our ability to monitor our operations and have a negative effect on our financial condition.

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

     Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. The following factors could also cause fluctuations in our operating results:

     - personnel costs,

     - timing and magnitude of capital expenditures,

     - costs relating to the expansion of operations,

     - costs and revenue fluctuations due to acquisitions,

     - customer discounts and credits,

     - changes in our pricing policies or those of our competitors,

     - the seasonal nature of our business which traditionally experiences increased demand for our services in the fiscal second, third and fourth quarters and decreased demand in the fiscal first quarter,

     - economic conditions specific to our industry, as well as general economic conditions, including adverse economic conditions in specific regions or countries which we serve,

     - pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight, and

     - currency fluctuations.

These factors, and others, may materially adversely affect our operating results.

BECAUSE WE ARE A HOLDING COMPANY, WE ARE FINANCIALLY DEPENDENT ON RECEIVING DISTRIBUTIONS FROM OUR SUBSIDIARIES AND WE COULD BE HARMED IF SUCH DISTRIBUTIONS COULD NOT BE MADE IN THE FUTURE.

     We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries (including ones that are wholly owned). The ability of such subsidiaries to pay dividends and our ability to receive distributions on our investments in other entities is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and limitations contained in some of our bank credit facilities. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

WE MAY NEED ADDITIONAL FINANCING TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH, AND WE MAY NOT BE ABLE TO OBTAIN FINANCING ON TERMS ACCEPTABLE TO US OR AT ALL.

     We may require additional financing to fund our operations and our current plans for expansion. Because our credit facilities often are limited to the country in which the facility is originated, we may require additional financing to fund our operations in countries in which we do not have existing credit facilities. In addition, when our existing credit facilities expire, we may need to obtain replacement financing. Additional or replacement financing may involve incurring debt or selling equity securities. There can be no assurance that additional or replacement financing will be available to us on commercially reasonable terms or at all. If we incur debt, the risks associated with our business and with owning our equity securities could increase. If we raise capital through the sale of equity securities, the percentage ownership of our shareholders would be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of our ordinary shares. If we are unable to obtain additional or replacement financing, our ability to fund our operations and meet our current plans for expansion will be materially adversely affected.

IF WE FAIL TO DEVELOP AND INTEGRATE INFORMATION SYSTEMS TECHNOLOGIES OR WE FAIL TO UPGRADE OR REPLACE OUR INFORMATION TECHNOLOGY SYSTEMS TO HANDLE INCREASED VOLUMES, MEET THE DEMANDS OF OUR CUSTOMERS AND PROTECT AGAINST DISRUPTIONS OF OUR OPERATIONS, WE MAY LOSE ORDERS AND CUSTOMERS WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Increasingly, we compete for customers based upon the flexibility and sophistication of our technologies supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our web site, could significantly disrupt our operations, prevent customers from making orders, or cause us to lose orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future freight volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information systems from their supply chain services providers. If we fail to hire qualified persons to implement and maintain our information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes, meet the demands of our customers and protect against disruptions of our operations, we may lose orders and customers which could seriously harm our business.

IF WE ARE NOT ABLE TO LIMIT OUR LIABILITY FOR CUSTOMERS' CLAIMS THROUGH CONTRACT TERMS AND THE PURCHASE OF INSURANCE, WE COULD BE REQUIRED TO PAY LARGE AMOUNTS TO OUR CUSTOMERS AS COMPENSATION FOR THEIR CLAIMS AND OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

     In general, we limit by contract our liability to our customers for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) for airfreight shipments and $500 per carton or customary unit, including an ocean container, for ocean freight shipments, with the actual insured amount determined based on the value of the freight. However, because a freight forwarder's relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer's cargo to its ultimate destination. Upon our customer's request, we have the ability to insure a shipment for the full declared value with insurance offered through a separate underwriter. We carry an umbrella insurance policy which covers us for $3 million per claim and $1 million for errors and omissions. When providing warehouse and distribution services, we currently limit our liability by contract and tariff to an amount generally equal to the lower of fair value or $1.53 per kilogram with a maximum of $57,400 per claim. Upon payment of a surcharge for warehouse and distribution services, we will assume additional liability.

     We have, from time to time, made payments to our customers for claims related to our shipments which, to date, have not been material to our results of operations. Should we experience an increase in the number of such claims, there can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with shipments will not change in the future.

OUR INFORMATION TECHNOLOGY SYSTEMS ARE SUBJECT TO RISKS WHICH WE CANNOT CONTROL.

     Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers, and the ability of our customers to access our information technology systems.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, THE VALUE OF SUCH RIGHTS MAY DIMINISH AND OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

     We rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect our intellectual property rights. These protections may not be sufficient, and they do not prevent independent third party development of competitive products or services. Further, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. A failure to protect our intellectual property rights could result in the loss or diminution in value of such rights.

OUR AGREEMENT WITH I2 TECHNOLOGIES IS NOT EXCLUSIVE AND OUR COMPETITORS MAY ALSO WORK WITH I2 OR OTHER SOFTWARE AND SOLUTIONS PROVIDERS TO DEVELOP SUPERIOR SUPPLY CHAIN SOLUTIONS WHICH COULD RENDER US LESS COMPETITIVE.

     In December 1999 we entered into a strategic alliance with i2 Technologies, a provider of planning and optimization software for global supply chain management. In connection with our alliance with i2 Technologies, we obtained a non-exclusive license to use supply chain planning and optimization software products and sell such products to our customers. i2 Technologies has entered into agreements with other companies in the supply chain management and logistics industry licensing its planning and optimization software. It is possible that our competitors working together with i2 Technologies or other software and solutions providers will develop superior supply chain solutions, including software and sales processes which may render us less competitive. In this event, we could lose customers and sales to such competitors.

IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGMENTS OBTAINED IN UNITED STATES COURTS AGAINST US OR OUR DIRECTORS AND EXECUTIVE OFFICERS WHO RESIDE OUTSIDE OF THE UNITED STATES.

     We are incorporated in the British Virgin Islands. Several of our directors and executive officers reside outside the United States, and a majority of our assets are located outside the United States. As a result, we have been advised by legal counsel in the British Virgin Islands that it may be difficult or impossible for our shareholders to effect service of process upon, or to enforce judgments obtained in United States courts against, us or our directors and executive officers, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF THE BRITISH VIRGIN ISLANDS, IT MAY BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO PROTECT THEIR RIGHTS THAN IT WOULD BE FOR A SHAREHOLDER OF A CORPORATION INCORPORATED IN ANOTHER JURISDICTION.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, you may have more difficulty protecting your interests in the face of actions by our board of directors or our principal shareholders than you would have as shareholders of a corporation incorporated in another jurisdiction.

OUR INTERNATIONAL PRESENCE EXPOSES US TO POTENTIAL DIFFICULTIES ASSOCIATED WITH MANAGING DISTANT OPERATIONS AND TO REGULATORY, TARIFF, LICENSING AND OTHER RISKS.

     We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will account for a significant amount of our future revenue. There are risks inherent in doing business in international markets, such as:

     - changes in economic and political conditions,

     - changes in governmental policies,

     - changes in international and domestic customs regulations,

     - wars, civil unrest and other conflicts,

     - natural disasters,

     - changes in tariffs, trade restrictions, trade agreements and taxation,

     - difficulties in managing or overseeing foreign operations,

     - different liability standards,

     - less protective intellectual property laws, and

     - foreign exchange risks.

The occurrence of any of these risks may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

RESTRICTIONS AND CONTROLS ON FOREIGN INVESTMENTS AND ACQUISITIONS AND OUR ABILITY TO CONDUCT BUSINESS WITH LOCAL AGENTS IN PARTICULAR COUNTRIES MAY RESTRICT OUR ABILITY TO OPERATE IN THOSE COUNTRIES.

     Foreign investments in local joint ventures or business acquisitions has been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude foreign investments in proposed joint ventures or business acquisitions or increase our costs and expenses in seeking to effect such transactions. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investments. In some countries, we may be required by local regulations to conduct operations pursuant to an agency or sponsorship agreement. Even if not required by regulations, we may conduct business in a country with a local agent who can provide knowledge of the local market conditions and facilitate the acquisition of necessary licenses and permits. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that we will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in some industries or may require governmental approval for the repatriation of capital and income by foreign investors. There can be no assurance that such approvals will be forthcoming in the future. There also can be no assurance that additional or different restrictions or adverse policies applicable to us will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

OUR INDUSTRY IS CONSOLIDATING AND IF WE CANNOT GAIN SUFFICIENT MARKET PRESENCE IN OUR INDUSTRY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST LARGER, GLOBAL COMPANIES IN OUR INDUSTRY.

     There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

THE FAILURE OF OUR POLICIES AND PROCEDURES WHICH ARE DESIGNED TO PREVENT THE UNLAWFUL TRANSPORTATION OF HAZARDOUS, EXPLOSIVE OR ILLEGAL MATERIALS COULD SUBJECT US TO LARGE FINES, PENALTIES OR LAWSUITS.

     We are subject to a broad range of foreign and domestic (including state and local) environmental, health and safety and criminal laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. We believe that we are in substantial compliance with all material environmental, health and safety and criminal laws and regulations.

     In the course of our operations, we may be asked to arrange for the transportation of substances defined as hazardous under applicable laws. As is the case with any such operation, if a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in the remedy of, or otherwise bear liability for, such release or be subject to claims from third parties whose property or person is injured by the release. In addition, if our employees arrange for the transportation of hazardous, explosive or illegal materials in violation of applicable laws or regulations, we may face civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas. We have attempted to implement policies and procedures designed to prevent the unlawful transportation of such materials. Although our current operations have not been significantly affected by noncompliance with these environmental, health and safety, and criminal laws and regulations, a failure in the future of our policies and procedures designed to safeguard against any such noncompliance could subject us to large fines, penalties or lawsuits. See "Financial Information -- Legal or Arbitration Proceedings" for a description of two class action lawsuits concerning chemicals allegedly utilized in the Gulf War by the Iraqi army in which we are one of approximately 83 defendants.

IF WE FAIL TO COMPLY WITH APPLICABLE GOVERNMENTAL REGULATIONS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our air transportation activities in the United States are subject to regulation by the Department of Transportation as an indirect air carrier and by the Federal Aviation Administration. Our overseas offices and agents are licensed as airfreight forwarders in their respective countries of operation. We are licensed in each of our offices as an airfreight forwarder by the International Air Transport Association. In the case of our newer offices, we have applied for such a license. We believe we are in substantial compliance with these requirements.

     We are licensed as a customs broker by the Customs Service of the Department of the Treasury in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which we perform customs brokerage services, we are licensed by the appropriate governmental authority. We believe we are in substantial compliance with these requirements.

     We are licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carrier operators for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to file tariffs which establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe we are in substantial compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

     Although our current operations have not been significantly affected by compliance with current United States and foreign governmental regulation, we cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities.

WE EXPECT THAT OUR EFFECTIVE TAX RATE WILL CONTINUE TO INCREASE IN THE FISCAL YEAR 2002 AND BEYOND, AND AS A RESULT, OUR CASH FLOW AND PROFITABILITY MAY DECREASE.

     We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. We expect that our effective tax rate will increase in fiscal 2002 and beyond as compared to fiscal 2001. Unless otherwise offset by increased revenues, the increase in our effective tax rate may lead to a decrease in our cash flow and profitability. In addition, if the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective tax rate could increase which would decrease our cash flow and profitability.

ALTHOUGH WE USE FORWARD EXCHANGE CONTRACTS TO ATTEMPT TO LIMIT OUR FOREIGN CURRENCY LOSSES, WE ARE NOT FULLY PROTECTED AGAINST FOREIGN CURRENCY FLUCTUATIONS WHICH MAY RESULT IN LOSSES AND A DECREASE IN OUR PROFITABILITY IN THE FUTURE.

     Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency, rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our earnings. Where we price our products and services in U.S. dollars or U.S. dollar equivalents, a depreciation of the local currency would make our products more expensive for our customers and could have an adverse impact on our sales. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Although we attempt to limit our risks related to foreign currency losses through the use of forward exchange contracts, these contracts do not fully protect us against currency fluctuations nor will we be able to entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income in the future.

CHANGES IN SHIPPING SCHEDULES OR PRICING POLICIES BY AIRFREIGHT CARRIERS, OCEAN FREIGHT CARRIERS OR TRUCKING COMPANIES COULD IMPACT OUR ABILITY TO SHIP CARGO ACCORDING TO OUR CUSTOMERS' NEEDS.

     We rely on commercial airfreight carriers, ocean freight carriers and trucking companies in delivering our cargo. Consequently, our ability to provide reliable delivery could be adversely affected by shortages in available cargo and container space and by changes by such carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes and labor, and other factors that are not within our control.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO SELL CONTAINER SPACE THAT WE PURCHASE FROM OCEAN SHIPPING LINES.

     As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. We then solicit freight from our customers to fill the containers. When we contract with ocean shipping lines to obtain containers, we become obligated to pay for the container space that we purchase. If we are not able to sell all of our purchased container space, we will not be able to recover our out-of-pocket costs for such purchase of container space.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

     The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS RETAIN SIGNIFICANT CONTROL OF OUR COMPANY AND THEIR INTERESTS MAY BE DIFFERENT AND CONFLICT WITH YOURS.

     Our current executive officers, directors and principal shareholders and their affiliates control a significant portion of our outstanding ordinary shares. As a result, these shareholders may be able to control us and direct our affairs, including the election of directors and the approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these shareholders.

FUTURE ISSUANCES OF PREFERENCE SHARES COULD ADVERSELY AFFECT THE HOLDERS OF OUR ORDINARY SHARES.

     We are authorized to issue up to 100,000,000 preference shares, of which 50,000,000 have been designated as Class A preference shares and 50,000,000 have been designated as Class B preference shares. Our board of directors may determine the rights and preferences of the Class A and Class B preference shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Among other rights, our board of directors may determine, without further vote or action by our shareholders, the dividend, voting, conversion, redemption and liquidation rights of our preference shares. Our board of directors may also amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares. The issuance of any preference shares could adversely affect the rights of the holders of ordinary shares, and therefore reduce the value of the ordinary shares. While currently no preference shares are outstanding, no assurances can be made that we will not issue preference shares in the future.

OUR MEMORANDUM AND ARTICLES OF ASSOCIATION CONTAIN ANTI-TAKEOVER PROVISIONS WHICH MAY DISCOURAGE ATTEMPTS BY OTHERS TO ACQUIRE OR MERGE WITH US AND WHICH COULD REDUCE THE MARKET VALUE OF OUR ORDINARY SHARES.

     Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. Provisions of British Virgin Islands law to which we are subject may impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our company's legal and commercial name is UTi Worldwide Inc. (changed from Union-Transport Inc. on May 1, 2000). We were incorporated in the British Virgin Islands on January 30, 1995 as an international business company and operate under the British Virgin Islands legislation governing corporations. The address and telephone number of our registered office are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands and (284) 494-4567, respectively. Our Registered Agent is Midocean Management and Trust Services
(BVI) Limited, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Our registered agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

     We formed our current business from a base of three freight forwarders which we acquired from 1993 to 1995. Currently, we own and operate offices in 49 countries and we transact business with approximately 122 independent agents, of which approximately 83 are our exclusive agents, in approximately 95 additional countries. Our business is managed from six principal support group offices in Dusseldorf, Hong Kong, Johannesburg, London, Los Angeles and Sydney. Our Chief Executive Officer, Chief Operating Officer, investor relations staff, group financial support staff and certain other group support staff are located at our Los Angeles support group office, at Union-Transport Services, Inc. located at 19443 Laurel Park Road, Suite 111, Rancho Dominguez, CA 90220-6043, (310) 604-3311. Personnel conducting other group administrative functions are located at our other principal support group offices.

     Since 1995, we have focused on developing proprietary information technology systems which enable our customers to use the Internet to access our web-based suite of supply chain software applications called UTi eMpower. UTi eMpower facilitates the online operations of our supply chain activities and allows our agents and offices to link to our transportation system. UTi eMpower also allows our customers to place orders, track the status of their shipments, verify customs clearing and link to our planning and optimization software.

In addition to accessing our supply chain solutions services through the Internet, our customers may obtain supply chain solutions services through personal contact, telephone and facsimile.

     In November 2000, we completed an initial public offering of 5,405,000 ordinary shares. This is our first annual report filed with the Securities and Exchange Commission.

     In the three-year period ended January 31, 2001, in addition to expenditures made for acquiring businesses, our principal capital expenditures were for computer equipment and software management. The principal capital expenditure currently in progress relates to our implementation software for the new warehouse software system, purchased under a finance lease agreement in fiscal 2001 for approximately $1 million. The expenditure will be incurred throughout the four geographic regions.

     Our largest acquisition expenditure was for the acquisition of the Continental group of companies on September 1, 2000 for a total consideration of approximately $16.6 million. This expenditure was financed by bank borrowings and the issuance of ordinary shares. The bank borrowings were repaid in December 2000 with proceeds from the initial public offering.

BUSINESS OVERVIEW

     We are a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. Our primary services include freight forwarding, customs brokerage and warehousing services which include the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through our supply chain planning and optimization services, we assist our clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chain. We have a large and diverse base of global business customers ranging from large multinational enterprises to smaller local businesses. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis. A breakdown of net revenues by product line for the last three fiscal years is as follows (in US$000's):

                                                       YEAR ENDED JANUARY 31,
                                --------------------------------------------------------------------
                                        2001                    2000                    1999
                                --------------------    --------------------    --------------------
                                            % OF NET                % OF NET                % OF NET
                                 AMOUNT     REVENUE      AMOUNT     REVENUE      AMOUNT     REVENUE
                                --------    --------    --------    --------    --------    --------
Airfreight....................  $145,594       48%      $124,177       51%      $113,619       55%
Ocean freight.................    54,461       18         44,078       18         33,345       16
Brokerage.....................    55,295       18         40,156       16         33,360       16
Other.........................    46,496       16         37,206       15         27,955       13
                                --------      ---       --------      ---       --------      ---
Net revenue...................  $301,846      100%      $245,617      100%      $208,279      100%
                                ========      ===       ========      ===       ========      ===

     As a global company, our markets are separated into four geographic regions. Our net revenues by geographic region for the last three fiscal years is as follows (in US$000's):

                                                       YEAR ENDED JANUARY 31,
                                --------------------------------------------------------------------
                                        2001                    2000                    1999
                                --------------------    --------------------    --------------------
                                            % OF NET                % OF NET                % OF NET
                                 AMOUNT     REVENUE      AMOUNT     REVENUE      AMOUNT     REVENUE
                                --------    --------    --------    --------    --------    --------
Europe........................  $ 62,702       21%      $ 56,102       23%      $ 49,435       24%
Americas......................   100,577       33         67,928       28         47,413       23
Asia Pacific..................    42,992       14         30,863       12         23,563       11
Africa........................    95,575       32         90,724       37         87,868       42
                                --------      ---       --------      ---       --------      ---
Net revenue...................  $301,846      100%      $245,617      100%      $208,279      100%
                                ========      ===       ========      ===       ========      ===

     To market our services, we produce customized supply chain solutions that provide the logistics services our clients require. We use our planning and optimization systems to identify the needs of our customers and to develop supply chain solutions tailored to customer- and industry-specific requirements. In this way, we attempt to become our customers' preferred provider of supply chain services, thus increasing the range and volume of transactions and services provided to the customer.

     Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with the other fiscal quarters, which we believe is in keeping with the trends of the operating results of other supply chain service providers. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand and economic conditions. Because of our global operations, seasonal trends in one area may be offset in varying degrees by opposite trends in another. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance that these historical seasonal patterns will continue in future periods.

SALES AND MARKETING

     We market our services through an organization consisting of approximately 275 full-time salespersons who receive assistance from our senior management and regional managers. Our four principal geographic regions are the Americas, Europe, Asia Pacific and Africa and each regional manager is responsible for the financial performance of their region. We have recently implemented a sales process by which we use our supply chain consulting services, which primarily relate to planning and optimizing the movement of freight, to market our core services of freight forwarding, customs brokerage and postponement warehouse services. In connection with our sales process and in order to serve the needs of our customers, some of whom desire only our freight forwarding services and for others who desire a wider variety of our supply chain solutions services, we have reorganized our sales force into two specialized sales groups. One of these sales groups focuses on marketing only our freight forwarding services and the other group focuses on marketing all of our supply chain solutions services.

     As part of our marketing and growth strategy, we recently built solutions centers in Johannesburg and Los Angeles. Each solutions center consists of computer and audio-visual equipment and meeting facilities which we use to demonstrate our supply chain management solutions services and our software systems and to train our employees and customers on such systems. We use demonstration versions of our software and third-party software provided to us as part of our licensing agreements.

     As an additional channel to the supply chain market for major customers, we have developed a collaborative selling process with key partners. These partners bring added skills, relationships with their existing customers, and knowledge of opportunities to our selling organization for supply chain solutions. We have collaborative relationships with i2 Technologies, Cambridge Technologies and Inforte pursuant to which we work together to identify potential customers and sales opportunities, make sales proposals and develop supply chain solutions to meet these customers' requirements. We have collaborative relationships with Lufthansa, British Airways, P&O Nedlloyd and Yang Ming Lines pursuant to which we work together to provide cost effective transportation solutions to our customers. Our agreement with British Airways provides for pricing based on our shipping volumes. We also have entered into written agreements with each of Cambridge Technologies, and Inforte, which provide terms for our collaborative relationships with respect to specific projects for particular customers. From time to time, we contract with P&O Nedlloyd and Yang Ming Lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates.

     During our initial review of a customer's supply chain processes, we determine the current status of the customer's supply chain processes. We analyze the supply chain requirements of our customer and determine improvements through modification or re-engineering. After discussing with our customers the various supply chain solutions which could be implemented for them, we implement the desired solutions.

     Our sales and marketing efforts are directed at both local and global customers. Our local sales and marketing teams focus on selling to and servicing smaller- and medium-sized customers who primarily are interested in selected services, such as freight forwarding and customs brokerage. Our global solutions sales and marketing teams focus their efforts on obtaining and developing large volume global accounts with multiple shipping locations who require comprehensive solutions. These accounts typically impose numerous requirements on their providers, such as electronic data interchange, Internet-based tracking and monitoring systems, proof of delivery capabilities, customized shipping reports and a global network of offices. These requirements often limit the competition for these accounts to large freight forwarders, third-party logistics providers and integrated carriers with global operations. Our global solutions sales and marketing teams also target companies operating in specific industries with unique supply chain requirements, such as the fashion and apparel, automotive, pharmaceuticals, chemicals, technology and mining industries. These two sales and marketing teams may work together on larger accounts.

COMPETITION

     Competition within the freight forwarding, logistics and supply chain management industries is intense. We compete primarily with a relatively small number of international firms that have the worldwide capabilities to provide the breadth of services offered by us. We also encounter competition from regional and local third-party logistics providers, freight forwarders, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members' shipments to obtain lower freight rates, and Internet-based freight exchanges.

     In addition, computer information and consulting firms which traditionally operated outside of the supply chain services industry are beginning to expand the scope of their services to include supply chain related activities so that they may service the supply chain needs of their existing customers and offer their information systems services to new customers.

INTELLECTUAL PROPERTY

     We have developed proprietary information technology systems called UTi eMpower for our supply chain services activities. UTi eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our transportation system and allows our customers to track the status of their shipments and link to our planning and optimization software. UTi eMpower enables our customers to access our information technology systems irrespective of their technological experience. Within UTi eMpower are various supply chain information systems, including the following:

     - uOp 2000, which is used by our agents and offices as the local operating system for customs brokerage, air and ocean import and export documentation and accounting functions that feed shipment and other customer data into our global information systems,

     - uOrder, which assists our customers with order management,

     - uTrac, which enables our customers to track shipments of goods and materials,

     - uWarehouse, which enables our customers to track the location and status of goods and materials,

     - uClear, which assists our customers with customs clearance,

     - uAnalyse, which assists us and our customers with isolating the factors causing variability in transit times,

     - uConnect, which enables the electronic transfer of data between our systems and those of our customers, and

     - uPlan, which is a suite of selected planning and optimization software developed by i2 Technologies.

     In fiscal 2001, we expanded our uWarehouse system by acquiring the warehouse management software from EXE Technologies, Inc. We intend to install this software in approximately ten of our warehouses around the world by fiscal 2003.

     We have received federal trademark or service mark registration of the name Union-Transport and the logo for Union-Transport. We have applied for federal trademark or service mark registration of the names UTi and UTi eMpower and the logo for UTi. All of these names and logos have also been or are currently being registered in countries around the world. We have no patents nor have we filed any patent applications. While we may seek further trademarks or service marks and perhaps patents on inventions or processes in the future, we believe our success depends primarily on factors such as the technological skills and innovative abilities of our personnel rather than on any patents or other registrations we may obtain.

     In addition, any patents issued from future applications may not provide meaningful protection or other commercial advantage to us.

GOVERNMENT REGULATION

     Our airfreight forwarding business in the United States is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although airfreight forwarders are exempted from most of the Act's requirements by the applicable regulations. Our foreign airfreight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. We believe we are in substantial compliance with these requirements. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

     The Federal Maritime Commission regulates our ocean forwarding and non-vessel operating common carrier operations to and from the United States. The Federal Maritime Commission licenses intermediaries (combined ocean freight forwarders and non-vessel operating common carrier operators). Indirect ocean carriers are subject to Federal Maritime Commission regulation, under the Commission's tariff filing and surety bond requirements, and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms proscribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe that we are in substantial compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

     Our United States domestic customs brokerage operations are subject to the licensing requirements of the United States Department of the Treasury and are regulated by the United States Customs Service. We are a licensed customs broker by the United States Customs Service. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries. We believe we are in substantial compliance with these requirements.

     Some portions of our warehouse operations require authorizations and bonds by the U.S. Treasury Department and approvals by the United States Customs Service. Our foreign warehouse operations are subject to regulations of their respective countries. We believe that we are in substantial compliance with these requirements.

     We are subject to a broad range of foreign and domestic environmental and workplace health and safety requirements, including those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. We believe that we are in substantial compliance with all material environmental, health and safety requirements.

     In the course of our operations, we may be asked to arrange transport of substances defined as hazardous under applicable laws. As is the case with any such operation, if a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the remedy of such release. In such case, we also may be subject to claims for personal injury and natural resource damages.

     Although our current operations have not been significantly affected by compliance with, or liability arising under, these environmental, health and safety laws, we cannot predict what impact future environmental, health and safety regulations might have on our business.

     We do not believe that costs of regulatory compliance have had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or authorities. We cannot predict the degree or cost of future regulations on our business.

ORGANIZATIONAL STRUCTURE

     UTi Worldwide Inc., incorporated under the International Business Companies Act of the British Virgin Islands, is a holding company and all of our operations are conducted through subsidiaries. Our subsidiaries, along with their countries of incorporation and our ownership interests are included in
Note 13 to our consolidated financial statements for the year ended January 31, 2001, included with this report. The proportion of voting power that we hold for each subsidiary is equivalent to our percentage ownership.

PROPERTY, PLANTS AND EQUIPMENT

     We lease 10 warehouse facilities between 21,400 and 172,200 square feet and own one larger warehouse facility of approximately 243,000 square feet. These warehouses are located in the United Kingdom (Manchester), Italy (Milan and Turin), the Netherlands (Amsterdam), Australia (Melbourne plus two in Sydney), South Africa (Johannesburg), and the United States (Los Angeles, Newark and Miami).

     We also lease offices in 47 countries and we own an additional six offices in three countries. Generally, these offices are approximately 2,000 square feet. Most of these facilities are comprised of office and warehouse space. These facilities typically are located close to an airport, ocean port or an important border crossing and range in size from approximately 3,000 square feet to approximately 243,000 square feet. Leases for our principal properties generally have terms of five years or more and often include options to renew. While some of our leases are month-to-month and others expire in the near term, we believe that our facilities are adequate for our current needs and for the foreseeable future.

     We also own five smaller buildings in South Africa which are comprised of office and warehouse facilities ranging in size from approximately 21,400 square feet to approximately 243,000 square feet and which are used in our overnight courier business in South Africa.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended January 31, 2001 and 2000 compared to the prior year. The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this report. We disclaim any obligation to update information contained in any forward-looking statement. Our consolidated financial statements attached to this report, have been prepared in United States dollars and in accordance with international accounting standards ("IAS"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IAS. The significant differences between IAS and U.S. GAAP as applicable to our financial statements are summarized in Note 28 to our consolidated financial statements for the year ended January 31, 2001. Effective February 1, 2001, we have changed our method of accounting to be in accordance with U.S. GAAP.

     The operating results of the acquired operations for the Continental group of companies ("Continental") are included in our financial statements since the date of acquisition, September 1, 2000. UTi acquired substantially all of the assets of Continental, a group of five related companies in the freight forwarding industry under common control and incorporated in the United States and Hong Kong, for total consideration of approximately US$16,600,000, of which approximately US$15,600,000 represented goodwill. The final purchase price is contingent on future earn-out payments based on the annual net profits before tax of the purchased operations over the period September 1, 2000 through September 1, 2003. Such earn-out payments are estimated to be approximately $3.7 million for each of the three years, but the actual amounts will depend on the amount of net profits before tax earned by the operation with the purchased assets. The final purchase price allocation has not been completed. The acquisition has been accounted for using the purchase method of accounting.

     Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. The conversion of these currencies into our reporting currency for reporting purposes will be affected by any movement in these currencies against the U.S. dollar. A depreciation of these currencies would result in lower gross and net revenues reported, however as costs are also converted from these currencies, costs would also be lower. The net impact on our net income is therefore substantially mitigated. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. During fiscal 2001, many of our local currencies declined against the U.S. dollar, with the effect being particularly noticeable in the fourth quarter. For example, using the currency rates for fiscal 2000, gross and net revenues for fiscal 2001 would have been $922.6 million and $326.7 million, respectively, or $59.3 million and $24.9 million higher than reported, and operating costs would have been $21.3 million more than reported.

     Our principal sources of income include airfreight forwarding, ocean freight forwarding, customs brokerage and other services. We attempt to become our customers' preferred provider of supply chain management solutions, thus increasing both the range and volume of transactions for our freight forwarding, customs brokerage and other services. Our recent growth in gross revenue and net revenue resulted from both growth of our existing operations and growth which we attribute to our acquisitions. We expect the current softening of global economic conditions to moderate our gross and net revenues in fiscal 2002.

     A significant portion of our expenses are variable and adjust to reflect the level of our business activities. Other than transportation costs, staff costs are our single largest variable expense and are less flexible in the near term as we must staff to meet uncertain future demand.

  Airfreight Forwarding

     When we act as an airfreight forwarder, we conduct business as an indirect carrier or occasionally as an authorized agent for the airline which carries the shipment. In both cases, gross revenue and applicable costs are recognized at the time the freight departs the terminal of origin.

     When we act as an indirect air carrier, we procure shipments from a large number of customers, consolidate shipments bound for a particular destination from a common place of origin, determine the routing over which the consolidated shipment will move, and purchase cargo space from airlines on a volume basis. As an indirect air carrier, our gross revenue includes the rate charged to the client for the movement of the shipment on the airline, plus the fees we charge for our other ancillary services such as preparing shipment-related documentation and materials handling related services. Airfreight forwarding gross revenue includes expedited movement by ground transportation.

     When we act as an indirect air carrier, our net revenue is the differential between the rates charged to us by the airlines and the rates we charge our customers plus the fees we receive for our other services. Therefore, our net revenue is influenced by our ability to charge our customers a rate which is higher than the rate we obtain from the airlines, but which is also lower than the rate the customers could otherwise obtain directly from the airlines.

     When we act as an authorized agent for the airline which carries the actual shipment, our gross revenue is primarily derived from commissions received from the airline plus fees for the ancillary services we provide such as preparing shipment-related documentation, and materials handling related services. Our gross revenue does not include airline transportation costs when we act as an authorized agent. Accordingly, our gross revenue and net revenue are not materially different in this situation.

  Ocean Freight Forwarding

     When we act as an ocean freight forwarder, we conduct business as an indirect ocean carrier or occasionally as an authorized agent for the ocean carrier which carries the shipment. Our gross revenue and net revenue from ocean freight forwarding and related costs are recognized the same way that our gross revenue and net revenue from airfreight forwarding and related costs are recognized.

     When we act as an indirect ocean carrier or non-vessel operating common carrier we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points in a specified time period at an agreed upon rate. We then solicit freight from customers to fill the containers and consolidate the freight bound for a particular destination from a common shipping point. As in the case when we act as an indirect airfreight forwarder, our gross revenue in this situation includes the rate charged to the customer for the movement of the shipment on the ocean carrier plus our fees for the other services we provide which are related to the movement of goods such as preparing shipment-related documentation. Our net revenue is determined by the differential between the rates charged to us by the carriers and the rates we charge our customers along with the fees we receive for our other ancillary services.

     When we act as an authorized agent for an ocean carrier, our gross revenue is generated from the commission we receive from the carrier plus the fees we charge for the ancillary services we provide. Our gross revenue does not include transportation costs when we act as an authorized agent for an ocean carrier. Under these circumstances, our gross revenue and net revenue are not materially different.

  Customs Brokerage

     We provide customs clearance and brokerage services with respect to the majority of the shipments we handle as a freight forwarder. We also provide customs brokerage services for shipments handled by our competitors. These services include assisting with and performing regulatory compliance functions in international trade.

     Customs brokerage gross revenue is recognized when the necessary documentation for customs clearance has been completed. This gross revenue is generated by the fees we charge for providing customs brokerage services, as well as the fees we charge for the disbursements made on behalf of a customer. These disbursements, which typically include customs duties and taxes, are excluded from our calculations of gross revenue since they represent disbursements made on behalf of customers. Typically, disbursements are included in our accounts receivable and are several times larger than the amount of customs brokerage gross revenue generated. As a result of recent growth in our customs brokerage services, there has been an increase in our accounts receivable.

  Other Services

     We also provide a range of other services, such as warehousing services, customized distribution and inventory management services and developing specialized customer-specific supply chain solutions. Our gross revenue in these capacities includes commissions and fees earned by us and is recognized upon performance.

DISCUSSION OF OPERATING RESULTS

     Our business operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. Gross revenue is recognized in the region in which the shipment originates. Our gross revenue by geographic segment is set forth in the following table (in US$000's):

                      GROSS REVENUE BY GEOGRAPHIC SEGMENT

                                                     YEAR ENDED JANUARY 31,
                                -----------------------------------------------------------------
                                       2001                   2000                   1999
                                -------------------    -------------------    -------------------
                                             % OF                   % OF                   % OF
                                             GROSS                  GROSS                  GROSS
                                 AMOUNT     REVENUE     AMOUNT     REVENUE     AMOUNT     REVENUE
                                --------    -------    --------    -------    --------    -------
Europe........................  $266,560       31%     $217,184       31%     $195,761       34%
Americas......................   293,150       34       241,954       34       173,096       30
Asia Pacific..................   179,286       21       118,965       17        78,902       14
Africa........................   124,263       14       128,852       18       123,382       22
                                --------      ---      --------      ---      --------      ---
Gross revenue.................  $863,259      100%     $706,955      100%     $571,141      100%
                                ========      ===      ========      ===      ========      ===

     Gross revenue increased 22% to $863.3 million for fiscal 2001 compared to $707.0 million for fiscal 2000 due to increases in airfreight forwarding (19%), ocean freight forwarding (22%), customs brokerage (44%) and other revenue (32%). Gross revenue for fiscal 2001 benefited from acquisitions made during fiscal 2000 which had a full year impact in fiscal 2001 and acquisitions completed during fiscal 2001. We estimate that acquisitions completed during fiscal 2001 accounted for $80.9 million of our gross revenue for the year. Gross revenue increased 24% to $707.0 million for fiscal 2000 compared to $571.1 million for fiscal 1999 also due to increases in airfreight forwarding (18%), ocean freight forwarding (36%), customs brokerage (17%) and other revenue (31%). We estimate that acquisitions completed during fiscal 2000 accounted for $45.6 million of our gross revenue for the year.

     We believe that net revenue is a better measure than gross revenue of the importance to us of our various services since our gross revenue for our services as an indirect air and ocean carrier includes the carriers' charges to us for carriage of the shipment. When we act as an indirect air and ocean carrier, our net revenue is determined by the differential between the rates charged to us by the carrier and the rates we charge our customers plus the fees we receive for our ancillary services. Net revenue derived from freight forwarding generally is shared between the points of origin and destination. Our gross revenue in our other capacities includes only commissions and fees earned by us and is substantially the same as our net revenue. The following table shows our net revenue and our operating expenses for the periods presented, expressed as a percentage of net revenue.

                                                          YEAR ENDED JANUARY 31,
                                                          -----------------------
                                                          2001     2000     1999
                                                          -----    -----    -----
Net revenue:
  Airfreight forwarding.................................    48%      51%      55%
  Ocean freight forwarding..............................    18       18       16
  Customs brokerage.....................................    18       16       16
  Other.................................................    16       15       13
                                                           ---      ---      ---
          Total net revenue.............................   100%     100%     100%
                                                           ===      ===      ===

                                                          YEAR ENDED JANUARY 31,
                                                          -----------------------
                                                          2001     2000     1999
                                                          -----    -----    -----
Operating expenses:
  Staff costs...........................................    50%      50%      51%
  Depreciation..........................................     3        3        3
  Amortization..........................................     2        1        1
  Other operating expenses..............................    36       37       37
                                                           ---      ---      ---
  Total operating expenses..............................    91       91       92
                                                           ---      ---      ---
Operating profit........................................     9        9        8
Finance costs...........................................    (2)      (2)      (2)
Income from other investments...........................     2        1        3
                                                           ---      ---      ---
Pretax income...........................................     9        8        9
Income tax expense......................................     2        1        2
Minority interests......................................     *        *        *
                                                           ---      ---      ---
Net income..............................................     7%       7%       7%
                                                           ===      ===      ===
EBITDA using IAS results(1).............................    14%      13%      12%
                                                           ===      ===      ===

---------------
 *  Less than one percent.

(1) Although earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses and minority interests ("EBITDA") is a non-IAS measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. Similar to our net income and cash flows, funds depicted by EBITDA are subject to the same restrictions for use such as limitations contained in some of our bank credit facilities and restrictions on the payment of dividends.

YEAR ENDED JANUARY 31, 2001 COMPARED TO YEAR ENDED JANUARY 31, 2000

     Net revenue increased $56.2 million, or 23% to $301.8 million for fiscal 2001 compared to $245.6 million for fiscal 2000. Overall, net revenue for fiscal 2001 benefited from acquisitions made during fiscal 2001 as well as from the full year effect of acquisitions made in fiscal 2000. We estimate that these acquisitions accounted for approximately $18.6 million of the net revenue increase for fiscal 2001 versus the prior fiscal year.

     Airfreight forwarding net revenue increased $21.4 million, or 17%, to $145.6 million for fiscal 2001 compared to $124.2 million for the prior fiscal year. This increase primarily resulted from overall volume increases in all of our regions as well as the additional business secured with the Continental acquisition. The volume increases were noted predominantly in the Asia Pacific region, followed by the Americas and Africa regions. Airfreight forwarding net revenue from the Asia Pacific region for fiscal 2001 increased by 58% over the prior year, largely due to the contribution of approximately $3.9 million from the Continental acquisition. Airfreight forwarding net revenue from the Americas increased by 40% due primarily to increased volume to Europe and Asia Pacific.

     Ocean freight forwarding net revenue increased $10.4 million, or 24%, to $54.5 million for fiscal 2001 compared to $44.1 million for prior year. Increases in shipments and tonnage from the Asia Pacific region predominately to the Americas region significantly contributed to this increase in ocean freight forwarding net revenue. Ocean freight forwarding net revenue for the entire Asia Pacific region increased by 29% primarily as a result of our strategy to increase volumes in the Asia to North America route.

     Customs brokerage net revenue increased $15.1 million, or 38%, to $55.3 million for fiscal 2001 compared to $40.2 million for fiscal 2000. Customs brokerage net revenue increased as a result of an increase in shipments and the full year impact of our acquisitions of customs brokers during fiscal 2000. We estimate that the acquisitions of customs brokers which we completed in fiscal 2001 accounted for approximately $6.1 million of the increase in customs brokerage net revenue for fiscal 2001 compared to the prior year.

     Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $9.3 million, or 25%, to $46.5 million for fiscal 2001 compared to $37.2 million for fiscal 2000. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

     Staff costs increased $27.7 million, or 23%, to $150.6 million for fiscal 2001 from $122.9 million for the prior year. However, staff costs remained constant when expressed as a percentage of net revenue, at 50% in both fiscal 2001 and fiscal 2000. Staff costs are the largest component of operating expenses and we strive to manage these costs in relation to net revenue growth. Staff costs, however, are somewhat inflexible in the short-term as we must ensure proper staffing levels to meet uncertain future demand.

     Depreciation expense increased by $1.3 million, or 16%, for fiscal 2001 over fiscal 2000 to $9.1 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in fiscal 2001 as compared to the prior year.

     Amortization increased by $2.0 million, or 59%, to $5.4 million in fiscal 2001 as compared to $3.4 million in the prior year. This increase was due to the full year effect of acquisitions we made in fiscal 2000 and the related goodwill being amortized, as well as the amortization of goodwill relating to the acquisitions completed during fiscal 2001. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in fiscal 2001 from 1% in the prior year.

     Other operating expenses increased by $19.8 million, or 22%, to $109.8 million in fiscal 2001 compared to $90.0 million for fiscal 2000. Included in other operating expenses for fiscal 2001 are facilities and communications costs of $34.5 million compared to $27.8 million of such costs for the prior year. Facilities and communications costs increased primarily as a result of the addition of new locations and a general increase in business activity during fiscal 2001 compared to the prior year. The balance of the other operating expenses is comprised of selling, general and administrative costs. For fiscal 2001, selling, general and administrative costs were $75.3 million compared to $62.2 million for the same prior year period. Included as a credit in other selling, general and administrative expenses for fiscal 2000 is $1.5 million, which represented a payment from our satellite communications supplier based on volume usage for several prior years. The increase in selling, general and administrative costs was primarily a result of our acquisitions along with our increased business activity during fiscal 2001 as compared to the prior year. When expressed as a percentage of net revenue, other operating expenses decreased from 37% for fiscal 2000 to 36% for fiscal 2001.

     Finance costs, which consisted primarily of interest on our credit facilities, capital finance lease obligations and future acquisition installments increased $2.1 million to $6.8 million in fiscal 2001 from $4.7 million for the prior year. This increase was due primarily to increased borrowings during fiscal 2001 as compared to the prior year.

     Income from other investments increased $4.5 million to $6.8 million in fiscal 2000 compared to $2.3 million for the prior year. This increase was primarily due to a $2.6 million cumulative currency translation gain which was recorded upon the liquidation of a non-operating subsidiary during the fourth quarter of fiscal 2001.

     The effective income tax rate increased to 23% in fiscal 2001 compared to 8% in the prior year. The lower rate in the prior year was largely due to the utilization of tax loss carryforwards not previously recognized. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates. We expect that our effective tax rate will continue to increase in fiscal 2002 and beyond given that the utilization of tax loss carryforwards is expected to decrease in future years as compared to prior years. We cannot predict, however, the amount of the increase in our effective tax rate given the uncertainties concerning the future geographical composition of our worldwide earnings.

     Net income increased 16% to $19.8 million in fiscal 2001 as compared to the prior year for the reasons listed above.

YEAR ENDED JANUARY 31, 2000 COMPARED TO YEAR ENDED JANUARY 31, 1999

     Net revenue increased $37.3 million, or 18%, to $245.6 million for fiscal 2000. Overall, net revenue benefited from acquisitions made during fiscal 1999 which had a full year impact on fiscal 2000 and acquisitions made during fiscal 2000. We estimate that acquisitions completed during fiscal 2000 contributed $13.8 million of net revenue for the year.

     Airfreight forwarding net revenue increased $10.6 million, or 9%, to $124.2 million for fiscal 2000 compared to $113.6 million for fiscal 1999 as a result of volume increases, predominantly from the Asia Pacific and North American regions. Net revenue from the Asia Pacific region increased by 26% and net revenue from the Americas increased 20% over the prior year. These increases offset the decline in net revenue from Africa. The decline in net revenue from Africa was primarily due to depreciation of the South African rand as both shipments and tonnage increased in this region in fiscal 2000 over fiscal 1999.

     Our airfreight forwarding net revenue expressed as a percentage of our airfreight forwarding gross revenue decreased by three percentage points in fiscal 2000 compared to fiscal 1999, partially because a greater proportion of our business came from larger volume global customers where the initial pricing is more competitive than with smaller customers.

     Ocean freight forwarding net revenue increased $10.8 million, or 32%, to $44.1 million for fiscal 2000 compared to $33.3 million for fiscal 1999. The increase was principally due to increases in shipments from Asia Pacific predominately to the United States and increases in shipments from the United States to South America. Ocean freight forwarding net revenue for the entire Asia Pacific region increased by 33% primarily as a result of our strategy to increase volumes in the Asia to North America route.

     Customs brokerage net revenue increased $6.8 million, or 20%, to $40.2 million for fiscal 2000 compared to $33.4 million for fiscal 1999. Customs brokerage net revenue increased as a result of an increase in shipments and our acquisitions of customs brokers during fiscal 2000 and during the second half of fiscal 1999. The full year effect of the acquisitions which we completed in fiscal 1999 was realized in fiscal 2000. We estimate that acquisitions of customs brokers which we completed in fiscal 2000 contributed $3.9 million of customs brokerage net revenue for the fiscal year.

     Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $9.3 million, or 33%, to $37.2 million for fiscal 2000 compared to $27.9 million for fiscal 1999. This increase is primarily a result of our increasing efforts to provide services such as warehousing and other specialized supply chain management services.

     Staff costs increased $16.4 million, or 15%, to $122.9 million for fiscal 2000 from $106.5 million for fiscal 1999. However, staff costs decreased slightly expressed as a percentage of net revenue, from 51% in fiscal 1999 to 50% in fiscal 2000. Staff costs are the largest component of operating expenses. These costs for fiscal 2000 reflect the full year impact of staff costs related to acquisitions completed during the second half of fiscal 1999. Employee headcount increased by approximately 10%, based on fiscal year-end comparisons at January 31, 2000 and 1999, as a result of the various acquisitions made during fiscal 2000 and general staff increases due to the increase in business activities.

     Depreciation expense increased by $1.5 million, or 24%, over the prior year to $7.8 million in fiscal 2000 primarily due to increases in capital spending for computer equipment and fixtures and fittings during the year. Depreciation expense remained constant at 3% of net revenue in fiscal 2000 versus fiscal 1999.

     Amortization increased by $1.6 million, or 85%, to $3.4 million in fiscal 2000 as a result of the acquisitions we made in the second half of fiscal 1999 and the related goodwill being amortized for a full year, as well as the amortization of goodwill relating to the acquisitions completed during fiscal 2000. Amortization expressed as a percentage of net revenue increased to 1.4% in fiscal 2000 from 0.9% in fiscal 1999.

     Other operating expenses increased by $12.8 million, or 17%, to $90.0 million in fiscal 2000. Included in other operating expenses for fiscal 2000 are facilities and communications costs of $27.8 million compared to $24.4 million of such costs for fiscal 1999. Facilities and communications costs increased primarily because of the addition of new locations and a general increase in business activity during fiscal 2000 compared to fiscal

1999. Included as a credit in other operating expenses for fiscal 2000 is $1.5 million, which represents a payment from our satellite communications supplier based on volume usage for several prior years. The balance of other operating expenses is comprised of selling, general and administrative costs. For fiscal 2000, selling, general and administrative costs were $62.2 million compared to $52.9 million for fiscal 1999. The increase in selling, general and administrative costs for fiscal 2000 compared to fiscal 1999 was as a result of a general increase in business activity for fiscal 2000 compared to the prior year. When expressed as a percentage of net revenues, other operating expenses remained constant at 37% for fiscal 2000 compared to fiscal 1999.

     Finance costs, which consisted of interest on our credit facilities and capital finance lease obligations, future acquisition installments and a foreign exchange loss, increased $0.8 million or 18%, to $4.7 million for fiscal 2000 from $3.9 million for fiscal 1999. A decrease in interest charged on our credit facilities of approximately $1.1 million was offset by increases in interest attributable to capital finance lease obligations and future acquisition installments for possible earn-out payments, as well as a net foreign exchange loss of $0.5 million. When expressed as a percentage of net revenue, finance costs were unchanged at 2% in fiscal 2000 compared to fiscal 1999.

     Income from associates and other investments declined 58% to $2.3 million for fiscal 2000 compared to $5.5 million for fiscal 1999. This decline relates primarily to interest income and a net foreign exchange gain of $2.8 million in fiscal 1999 which did not reoccur in fiscal 2000.

     The effective income tax rate decreased to 8.5% in fiscal 2000 compared to 18% in fiscal 1999. This decrease was largely due to the utilization of tax losses not previously recognized.

     Net income increased 17% to $17.1 million in fiscal 2000 compared to $14.6 million in fiscal 1999 for the reasons indicated above.

LIQUIDITY AND CAPITAL RESOURCES

     We have used our internally generated net cash flow from operating activities along with the net proceeds from the issuance of ordinary shares to fund our working capital requirements, capital expenditures, acquisitions and debt service.

     In the year ended January 31, 2001, we generated approximately $25.5 million in net cash from operating activities. This resulted from pretax income of $26.9 million plus depreciation and amortization totaling $14.5 million, and other non-cash operating expenses of $0.1 million, plus finance costs of $6.8 million, less income from other investments of $6.8 million, offset by a net increase in working capital of approximately $5.0 million and less taxes and interest paid of $5.3 million and $5.8 million, respectively. The net increase in working capital consisted primarily of an increase in accounts receivable of $61.7 million offset by an increase in accounts payable of $57.3 million. Our increase in accounts receivable during the year ended January 31, 2001 was approximately $26.9 million greater than the increase in accounts receivable during the prior year. Although our accounts receivable increased at a rate which was proportionately greater than the increase in our gross revenue, our days sales outstanding remained constant and there was also a corresponding increase in accounts payable during the year ended January 31, 2001 of approximately $39.4 million more than in the prior year. These incremental increases primarily resulted from increases of accounts receivable and accounts payable related to the operations of our acquired customs brokers.

     We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue and expense on our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which increased as of January 31, 2001.

     During the year ended January 31, 2001, we used approximately $26.4 million of cash for acquisitions and $12.6 million for capital expenditures. Income received from other investments during fiscal 2001 was approximately $4.7 million.

     Our financing activities during the year ended January 31, 2001 provided $90.1 million of cash, primarily due to $72.8 million of net proceeds received as a result of the initial public offering in the United States in the fourth quarter. We also had an increase of $12.5 million in our bank overdrafts and an increase of $11.6 million in other loans offset by the payment of dividends of $3.1 million and purchase acquisition installments of $4.8 million.

     These activities, which were partially offset by foreign exchange rate changes, resulted in a net increase of our cash and cash equivalents from $20.8 million at January 31, 2000 to $98.4 million at January 31, 2001.

     In August 2000, Union-Transport Corporation, our U.S. operating company, entered into a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. The credit facility matures in three years, is guaranteed by us and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our holding company level. The agreement limits the right of the U.S. operating company to distribute funds to holding companies. Prior to syndication of the loan, interest is due and payable on borrowings under the credit facility at the latest rate for 30-day dealer placed commercial paper plus 2.75%. After syndication of the loan, interest is due and payable on borrowings under the credit facility at the borrower's election at either LIBOR plus 2.75% or the higher of 0.50% plus the base rate as published in the Wall Street Journal and 0.50% plus the federal funds rate.

     In connection with our acquisition of assets from the Continental group of companies, we borrowed in August 2000 approximately $6.1 million from various existing credit facilities and $5.0 million under a bridge financing facility with Gensec Ireland Limited. Amounts outstanding under the bridge financing accrued interest at the rate of 340 basis points above LIBOR. All outstanding amounts were paid on December 6, 2000.

     At January 31, 2001, we had capitalized finance lease obligations with a present value of approximately $11.0 million. These leases are generally repayable over a period of two to ten years and $2.3 million must be repaid in the year ending January 31, 2002.

     We have various bank credit facilities established in countries where such facilities are required for our business. At January 31, 2001 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $20.1 million and a total borrowing capacity of approximately $64.9 million at January 31, 2001. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $32.6 million at January 31, 2001. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 5.5% to 17.3% at January 31, 2001. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. At January 31, 2001, we had approximately $32.3 million of available, unused borrowing capacity under our bank credit facilities.

     In November 2000, the company completed a public offering of 5,405,000 ordinary shares. Net proceeds to the company from the public offering totaled approximately $71.8 million (after underwriting discounts and commissions and estimated transaction expenses). We have used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. We have used approximately $19.4 million of the net proceeds to repay existing debt under various credit facilities, as of January 31, 2001. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic acquisitions of businesses, investments in information technology and other general corporate purposes.

     As of January 31, 2001, our material commitments for capital expenditures totaled $1.7 million.

     We believe that with our current cash position, various bank credit facilities and operating cash flows, we have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

OTHER INFORMATION

     EBITDA increased $8.8 million, or 27%, to $41.4 million for fiscal 2001, compared to $32.7 million for fiscal 2000. The increase is primarily attributable to our increased net revenue while our expenses did not increase at the same rate. Funds represented by EBITDA are subject to restrictions, similar to those applicable to our net income and cash flows, such as limitations contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries.

     Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity.

RECENTLY ADOPTED INTERNATIONAL ACCOUNTING STANDARDS

     In fiscal 2001, we adopted three new International Accounting Standards and the revisions of three other International Accounting Standards, which became effective for our fiscal year ended January 31, 2001. See Note 2 to our consolidated financial statements for a description of these new accounting standards.

     In fiscal 2000, we adopted three revised International Accounting Standards, which became effective for our fiscal year ended January 31, 2000. See Note 2 to our consolidated financial statements for a description of these accounting standards.

U.S. GAAP RECONCILIATION

     Although our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements prepared in accordance with IAS, we believe that it is useful to present a reconciliation of our financial results to those that would have been presented in accordance with U.S. GAAP. The details of this reconciliation are in Note 28 to our consolidated financial statements and the more significant differences are summarized in the paragraphs below.

  Valuation of Fixed Assets

     We include our tangible fixed assets in our financial statements at revalued amounts. Under U.S. GAAP, this revaluation is not allowed. The primary effect of this difference on our financial statements under IAS is higher balances in both net property, plant and equipment and shareholders' equity of an aggregate $1.7 million and $1.4 million at January 31, 2001 and 2000, respectively.

  Business Combinations

     We are required under IAS to record estimates for contingent payments related to the purchase prices for acquired operations, even though the amounts are not determinable beyond a reasonable doubt. Under U.S. GAAP, this accounting is not allowed. The significant effects on our financial statements of recording the estimate of these contingent payments under IAS are higher goodwill amortization expense and interest expense totaling $2.5 million, $1.0 million and $0.3 million for fiscal 2001, 2000, and 1999, respectively, and lower shareholders' equity of $3.9 million and $1.4 million as of January 31, 2001 and 2000, respectively.

  Compensation Cost

     Under U.S. GAAP, we must record compensation cost for stock awards and in cases of stock option grants, if the market price of the ordinary shares exceeds the exercise price of the options at the date of grant. These amounts are $3.8 million, $1.4 million and $1.2 million for fiscal 2001, 2000, and 1999, respectively. In the third quarter of fiscal 2001, a trust established by one of our shareholders distributed 138,364 shares on behalf of eight employees, which resulted in approximately $2.3 million of compensation expense.

  Loan to Share Incentive Trust

     Under IAS, we record a $1.3 million loan to an executive share incentive trust in other non-current assets. Under U.S. GAAP, this loan would be eliminated against the corresponding note payable held by the trust and therefore would not be recorded in our consolidated balance sheet. The cost of unreleased shares is shown as a reduction of shareholders' equity.

  Impact on Cumulative Foreign Currency Translation Adjustment

     The impact of the differences between accounting treatments under IAS and U.S. GAAP on our cumulative foreign currency translation adjustment results in higher shareholders' equity balances as of January 31, 2001 and 2000 of $1.0 million and $1.1 million, respectively, under U.S. GAAP as compared to IAS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Our executive officers and directors are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Roger I. MacFarlane..................  56     Chief Executive Officer and Director
Peter Thorrington....................  55     President, Chief Operating Officer and Director
Matthys J. Wessels...................  56     Chairman of the Board of Directors, Chief Executive
                                              Officer African Region and Director
Alan C. Draper.......................  48     Executive Vice President and President -- Asia Pacific
                                              Region and Director
Lawrence R. Samuels..................  44     Senior Vice President -- Finance, Chief Financial
                                              Officer and Secretary
Gene Ochi............................  51     Senior Vice President -- Marketing and Global Growth
Richard J. Anchan....................  53     Senior Vice President -- Global Processes and
                                              Predictable Performance
Linda Bennett........................  50     Senior Vice President and Chief Information Officer
Greg Montgomery......................  54     President -- Americas
John S. Hextall......................  44     Managing Director Atlantic Region
Brian R. J. Dangerfield..............  42     Managing Director Northeast Asia and the Subcontinent
                                              Region
Gordon G. Abbey......................  48     Managing Director UTi Africa Region
Walter R. Mapham.....................  53     Director Strategic Services
Graham Somerville....................  46     Managing Director Sun Couriers Division
Dieter Kraus.........................  59     Managing Director Central Europe Region
Leon J. Level........................  60     Director
Allan M. Rosenzweig..................  46     Director
J. Simon Stubbings...................  56     Director

     ROGER I. MACFARLANE has served as our Chief Executive Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. MacFarlane served as our Chief Executive Officer of the Americas Region and was responsible for overseeing our operations in North and South America. From 1993 to 1995, Mr. MacFarlane served as the Chief Executive Officer of the Americas Division of one of our predecessor corporations, and was responsible for overseeing its operations in North and South America. From 1987 to 1993, Mr. MacFarlane served in various executive capacities, including Joint Chief Executive, for BAX Global, an international freight forwarder and a subsidiary of The Pittston Company, a New York Stock

Exchange traded company. From 1983 to 1987, Mr. MacFarlane served as a director and held various executive positions, including Chief Executive Officer, for WTC International N.V., an international freight forwarder and an American Stock Exchange traded company. From 1976 to 1982, Mr. MacFarlane co-founded and managed the operations of Rand Freight (Proprietary) Limited, an international airfreight company, until that company merged with WTC International N.V. From 1970 to 1975, Mr. MacFarlane was the Managing Director of the Airfreight Division of the Rennies Consolidated Holdings. Mr. MacFarlane received a Bachelor of Arts degree and an L.L.B. degree from the University of Cape Town.

     PETER THORRINGTON has served as our President and Chief Operating Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. Thorrington served as our Chief Executive Officer of the European Region and was responsible for overseeing our operations in Europe. From 1993 to 1995, Mr. Thorrington served as the Chief Executive of the European Division of one of our predecessor corporations, and was responsible for overseeing its operations in Europe. From 1987 to 1993, Mr. Thorrington served in various executive capacities, including Joint Chief Executive of BAX Global. From 1983 to 1987, Mr. Thorrington served as a director and held various executive positions, including President, for WTC International N.V. From 1976 to 1982, Mr. Thorrington co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1972 to 1975, Mr. Thorrington was Managing Director of the Project Division of the Rennies Consolidated Holdings and became a member of the board in 1975. Mr. Thorrington received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town. Mr. Thorrington is the brother-in-law of Walter Mapham, who is our Director Strategic Services.

     MATTHYS J. WESSELS has served as our Chairman of the Board of Directors since January 1999 and has been our Chief Executive Officer African Region and a director since our formation in 1995. Mr. Wessels served as our Chief Executive Officer from 1998 to April 2000. Since 1987, Mr. Wessels has served as the Chairman for United Service Technologies Limited, a publicly listed group in South Africa and a substantial holder of our ordinary shares. From 1984 to 1987, Mr. Wessels served in various executive capacities for WTC International N.V. When the South African interests of WTC International N.V. were separated from its other operations in 1987, Mr. Wessels continued as the Chief Executive Officer of the South African operations until these operations were combined with United Service Technologies Limited later that year. From 1977 to 1987, Mr. Wessels co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1970 to 1977, Mr. Wessels served in various executive capacities for Rennies Consolidated Holdings. Mr. Wessels received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

     ALAN C. DRAPER has served as our President -- Asia Pacific Region since January 1996, an Executive Vice President since May 2000 and a director since our formation in 1995. From 1993 to 1996, Mr. Draper served as the Senior Vice President Finance of one of our predecessor corporations. From 1990 to 1994, Mr. Draper served as the President of Transtec Ocean Express Group, an international ocean freight forwarding company, which was also one of our predecessors. From 1987 to 1990, Mr. Draper served as the Managing Director of BAX Global (UK) and was responsible for activities in Europe. From 1983 to 1987, Mr. Draper served in various executive capacities for WTC International N.V. From 1979 to 1983, Mr. Draper served in various executive capacities for Rand Freight (Proprietary) Limited. Mr. Draper, as a Rhodes Scholar, graduated with a Masters of Philosophy from Oxford University and an Alpha Beta pass. Mr. Draper received a Bachelor of Commerce degree from the University of Natal and is a qualified chartered accountant in South Africa.

     LAWRENCE R. SAMUELS has served as our Senior Vice President -- Finance and Secretary since 1996 and Chief Financial Officer since May 2000. Since 1989, Mr. Samuels has served as the Secretary of United Service Technologies Limited, a publicly listed Group in South Africa and a substantial holder of our ordinary shares. From 1993 to 1995, Mr. Samuels served as the Financial Director of, and from 1987 to 1993 as the Financial Manager of, Pyramid Freight (Proprietary) Ltd., one of our subsidiaries. From 1984 to 1987, Mr. Samuels served as the Financial Manager of Sun Couriers, an express courier operation in South Africa. From 1982 to 1984, Mr. Samuels served as the Financial Manager for Adfreight
(Pty) Ltd., an express courier operation in South Africa, which was merged into Sun Couriers in 1984. Mr. Samuels received a Bachelor of

Commerce degree from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

     GENE OCHI has served as our Senior Vice President -- Marketing and Global Growth since 1998. From 1993 to 1998, Mr. Ochi served as the Regional Vice President, Western U.S.A., of Union-Transport Corporation, one of our subsidiaries. From 1989 to 1992, Mr. Ochi served as the Senior Vice President of Marketing of BAX Global. From 1982 to 1989, Mr. Ochi served in various executive capacities for Flying Tigers, a cargo airline. From 1979 to 1982, Mr. Ochi served as the Vice President of Marketing for WTC Air Freight. Mr. Ochi received a Bachelor of Science degree from the University of Utah and an M.B.A. from the University of Southern California.

     RICHARD J. ANCHAN joined us in 1999 and was appointed as our Senior Vice President -- Global Processes and Predictable Performance in May 2000. From 1998 to 1999, Mr. Anchan served as Executive Vice President, Strategic Development for Pittsburgh Logistics Systems, Inc., a third-party logistics business. From 1990 to 1997, Mr. Anchan served as the Vice President of Menlo Logistics, a third-party logistics business. Mr. Anchan received a Bachelor of Arts degree and a Bachelor of Arts -- Education degree from Western Washington State University.

     LINDA BENNETT has served as our Senior Vice President and Chief Information Officer since April 2000. From August 1995 to February 2000, Ms. Bennett served as the Director, Information Technology and later as the Vice President, Information Technology for Pinkerton's, Inc., a security guard, consulting, investigation and security system integration company. Ms. Bennett received a Bachelor of Arts degree from Pepperdine University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

     GREG MONTGOMERY has served as our President -- Americas since July 2000. From January 2000 to June 2000, Mr. Montgomery served as our President -- North America. From 1988 to 2000, Mr. Montgomery served as the President -- U.S. International for BAX Global, an international freight forwarder.

     JOHN S. HEXTALL has served as our Managing Director Atlantic Region since March 2000. From 1997 to 2000, Mr. Hextall served as the Managing Director of Union Air Transport Ltd, U.K., one of our subsidiaries. From 1993 to 1997, Mr. Hextall served as the Managing Director of Union-Transport N.V., Belgium, one of our subsidiaries. Mr. Hextall received both a Bachelor of Science and Bachelor of Science in Commerce degrees from the University of Aston.

     BRIAN R. J. DANGERFIELD has served as our Managing Director Northeast Asia and the Subcontinent Region since April 2000. From 1997 to 2000, Mr. Dangerfield served as the Executive Vice President -- Northeast Asia and Managing
Director -- Hong Kong and China for Union-Transport Asia Pacific Ltd., one of our subsidiaries. Mr. Dangerfield received a Bachelor of Commerce degree from Auckland University. Mr. Dangerfield is an associate chartered accountant in New Zealand.

     GORDON G. ABBEY has served as our Managing Director UTi Africa Region since 1994. Since 1982, Mr. Abbey has served in various executive capacities for several of our predecessors and subsidiaries.

     WALTER R. MAPHAM has served as our Director Strategic Services since May 2000 and served as Global Vice President of Information Technology from 1996 to May 2000. Mr. Mapham is the brother-in-law of Peter Thorrington, our President and Chief Operating Officer. Mr. Mapham received a MSc Biometry degree from Natal University and an M.B.A. from the University of Cape Town.

     GRAHAM SOMERVILLE has served as our Managing Director Sun Couriers Division since January 2000. From 1986 to 1999, Mr. Somerville served as the Group Chief Executive of Lifecare Group Holdings Limited, a healthcare provider in South Africa. Mr. Somerville received a Bachelor of Commerce degree and a Certificate in Theory of Accountancy from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

     DIETER KRAUS has served as our Managing Director Central Europe Region since 1995. From 1990 to 1995, Mr. Kraus served as our Managing Director Airfreight Operations. Mr. Kraus has been an employee of several of our predecessors and subsidiaries since 1958.

     LEON J. LEVEL has served as a director and a member of our audit committee since February 2001. Mr. Level has been the Vice President, Chief Financial Officer and a director of Computer Sciences Corporation, a New York Stock Exchange listed company, since 1989. From 1986 to 1989, Mr. Level served as Vice President and Treasurer for Unisys Corporation and Mr. Level also served as Chairman of Unisys Finance Corporation. From 1981 to 1986, Mr. Level served as Vice President for Burroughs Corporation. Prior to 1981, he served in a variety of financial positions with the Bendix Corporation. Mr. Level is a Certified Public Accountant and began his career at Deloitte & Touche, rising to the level of principal. He holds both B.B.A. and M.B.A. degrees from the University of Michigan.

     ALLAN M. ROSENZWEIG has served as a director and a member of our audit committee since October 2000. Mr. Rosenzweig has been the Group
Director -- Corporate Finance of MIH Limited, a Nasdaq National Market System and Amsterdam Stock Exchange listed company since 1996 and a director of MIH Limited since October 1997. Since November 1997, Mr. Rosenzweig has served as a director of M-Web Holdings, a Johannesburg Stock Exchange listed company. Since 1997, Mr. Rosenzweig has served as a director of OpenTV, a Nasdaq National Market System and Amsterdam Stock Exchange listed company. Mr. Rosenzweig also serves as a director of Brait S.A., a company listed on the London Stock Exchange, Luxembourg Stock Exchange and Johannesburg Stock Exchange. Before joining MIH Limited in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. From 1986 to 1996, Mr. Rosenzweig was the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. Mr. Rosenzweig received a B.A., L.L.B. and H. Dip. Tax Law from the University of the Witwatersand in Johannesburg. Mr. Rosenzweig resigned from the Board of Directors of United Service Technologies Limited, one of our principal shareholders, upon joining our board.

     J. SIMON STUBBINGS has served as a director and a member of our audit and remuneration committees since January 1998. Since 1997, Mr. Stubbings has been self-employed as a consultant providing legal services. Since August 1999, Mr. Stubbings has served as a non-executive director of Hitachi Credit (UK) PLC, a company listed on the London Stock Exchange. From 1993 to 1997, Mr. Stubbings served as the managing partner for Theodore Goddard, a law firm in London, England. Mr. Stubbings received an Honors Degree in History and Political Science from the University of Dublin. Mr. Stubbings qualified as a solicitor in England and Wales in 1972.

COMPENSATION

     During the fiscal year ended January 31, 2001, the role of Chief Executive Officer was separated from the Chairman's role and made into a full time position, and the new full time position of President and Chief Operating Officer was created. Mr. MacFarlane, who was previously responsible for the Americas region, assumed the role of Chief Executive Officer and Mr. Thorrington, who was previously responsible for the Europe region, assumed the role of President and Chief Operating Officer. As a consequence of the openings created and other organizational changes, two executive officers were recruited and the positions of six existing managers were designated to executive officer status. The list of 15 executive officers is shown under "Directors and Senior Management."

     The aggregate salary, bonus and other compensation paid by us and our subsidiaries to our directors and executive officers as a group during the fiscal year ended January 31, 2001 was approximately $3.7 million. The aggregate amount set aside by us and our subsidiaries to provide pension, retirement and similar benefits to our executive directors and officers as a group during the fiscal year ended January 31, 2001 was approximately $245,000.

     During fiscal 2001, options to purchase 860,729 of our ordinary shares were granted to the company's executive officers. The exercise price for these options range from $12.97 to $16.40 per share and the options expire in ten years or less from the date of grant. During fiscal 2001, options to purchase 33,000 of our ordinary shares were granted to the company's non-employee directors. The exercise price for these options range from $12.97 to $17.25 per share and the options expire in ten years or less from the date of grant.

INCENTIVE SHARE PURCHASE AGREEMENT

     In November 2000, pursuant to an incentive share purchase agreement with Alan C. Draper, one of our officers and directors, we sold to Mr. Draper 66,667 ordinary shares at a price of $15.00 per share.

BOARD PRACTICES

     The company's Articles of Incorporation as amended and restated provide for a "classified" board composed of seven directors. Directors are elected by a majority of the votes of our ordinary shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election. Once elected, directors serve a three year term and until their respective successors are duly elected. Currently there are two Class "A" directors, Mr. Draper and Mr. Rosenzweig, whose terms expire at our 2001 annual meeting; three Class "B" directors, Mr. Thorrington, Mr. Stubbings and Mr. Level, whose terms expire at our 2002 annual meeting; and two Class "C" directors, Mr. MacFarlane and Mr. Wessels, whose terms expire at our 2003 annual meeting.

     Our non-employee directors do not have service contracts with us providing for benefits upon the cessation of their service. Each non-employee director is entitled to receive an annual retainer of $30,000 plus meeting fees for their service on our board. Non-employee directors also receive grants of options under our Non-Employee Directors Stock Option Plan.

AUDIT COMMITTEE

     Our audit committee operates pursuant to a formal audit committee charter, which was adopted by our board of directors on May 18, 2000. The members of the audit committee include Mr. Stubbings, Mr. Rosenzweig and Mr. Level. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of, our independent auditors and makes recommendations to our board of directors with respect to these and related matters.

REMUNERATION COMMITTEE

     Our remuneration committee is responsible for making determinations regarding salaries, bonuses, option grants and other compensation for the company's officers and key employees. The members of the remuneration committee include Mr. Stubbings, Mr. Wessels and Mr. Rosenzweig.

EMPLOYMENT AGREEMENTS

     Our executives serve at the pleasure of the board of directors, subject to the terms of any written agreements. In September 2000, we approved employment agreements with Mr. Wessels, Mr. MacFarlane, Mr. Thorrington and Mr. Draper. Under the agreements, each executive agrees to serve as one of our executives and in the other positions which we may reasonably request. The agreements have substantially similar terms except that the annual compensation under the agreements for each executive is different and Mr. Wessels and Mr. Draper each receive an automobile allowance. Commencing February 1, 2001 and on each February 1 thereafter, the employment term under each agreement automatically extends for one additional year. Under the agreements, the executives are entitled to a minimum of twelve months severance in the event we terminate their employment without cause or they resign for good reason. For a period of one year following a change of control, the executives are entitled to 24 months severance if they are terminated without cause or they resign for good reason. In addition, if each executive is still employed by us after the one-year anniversary of a change of control, they are entitled to voluntarily resign and receive 24 months salary as severance. The agreements also contain nondisclosure and nonsolicitation provisions.

     In letter agreements, we offered each of our executive officers six months salary as severance in the event we terminate their employment without cause. The agreements also provide the executives 12 months salary as severance in the event they are terminated without cause or resign for good reason at any time during the six-month period following a change of control. For the purpose of these agreements, good reason includes a reduction in the individual's salary or a material reduction in their position, authority, duties or responsibilities. In exchange for the separation benefits provided in the agreements, the executive agrees to maintain our confidential information and not to solicit or recruit our employees or customers for a period of one year from the cessation of employment.

EMPLOYEES

     At January 31, 2001, we employed a total of 6,735 persons. Of these, 1,146 were located in the Europe region, 1,335 in the Americas region, 1,097 in the Asia Pacific region, 3,142 in the Africa region and 15 in corporate offices.

     Approximately 750 of our employees are subject to collective bargaining arrangements in several countries, including South Africa and the Netherlands. We believe our employee relations to be generally good.

SHARE OWNERSHIP

  2000 Stock Option Plan

     Our 2000 Stock Option Plan provides for the issuance of options to purchase ordinary shares to our directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,359,109 shares are reserved for issuance under the plan, subject to adjustments.

     The exercise price of an incentive stock option cannot be less than 100% of the fair market value of an ordinary share on the grant date, and the exercise price in case of any non-statutory stock option shall not be less than 85% of the fair market value on the grant date. No person who owns more than 10% of the total combined voting power of our stock may receive options unless the exercise price is at least 110% of the fair market value of a share on the grant date. All options issued under the plan have terms of ten years or less. The 2000 Stock Option Plan terminates on March 7, 2010. As of April 30, 2001, options to purchase 1,439,117 ordinary shares with option exercise prices ranging from $12.97 to $16.40 per share have been granted under the plan. Options granted under this plan expire in ten years or less from the date of grant.

  Non-Employee Directors Stock Option Plan

     Our Non-Employee Directors Stock Option Plan provides that we shall grant options to purchase our ordinary shares to each of our non-employee directors. Under this plan, Mr. Stubbings received an initial grant of options to purchase 3,000 shares, Mr. Rosenzweig received an initial grant of options to purchase 15,000 shares and Mr. Level received an initial grant of options to purchase 15,000 shares. The options have exercise prices of $12.97 to $17.25 per share. As new non-employee directors are added to our board, they will each receive on the day they join the board an initial grant of options to purchase 15,000 ordinary shares. The plan also provides that each non-employee director is to receive options to purchase 3,000 ordinary shares on the date of each of our annual meetings, commencing with the 2001 annual shareholders meeting. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

     Options granted under the plan vest in three annual increments, beginning one year from the grant date. The option exercise price is equal to the fair market value of the underlying ordinary shares as of the grant date. Options granted under the plan expire 10 years from the grant date unless terminated earlier as provided for in the plan.

  2000 Employee Share Purchase Plan

     Our 2000 Employee Share Purchase Plan provides our employees (including employees of selected subsidiaries where permitted under local law) with an opportunity to purchase our ordinary shares through accumulated payroll deductions. A total of 400,000 shares are reserved for issuance under this plan, subject to adjustments as provided for in the plan.

     Employees in selected subsidiaries who have worked for us for a year or more are eligible to participate in the plan. Eligible employees become plan participants by completing subscription agreements authorizing payroll deductions which are used to purchase shares. The plan is administered in quarterly offering periods and the first offering period commenced May 1, 2001. The purchase price shall be the lower of 85% of the fair market value of our ordinary shares on either the first day or the last day of each quarterly offering period.

  Share Incentive Trusts

     As of January 31, 2001, a total of 736,767 of our issued and outstanding ordinary shares were held in two Guernsey Island trusts created to facilitate share ownership by our executives, employees and directors. One trust was established in 1997 pursuant to our Union-Transport Share Incentive Plan for the benefit of plan participants which include officers, employees and non-executive directors of the company and its subsidiaries. The other trust was established in 1994 pursuant to our Executive Share Plan for the benefit of our directors and officers. Subject to applicable requirements, participants in both plans currently have rights which vest over time to acquire a total of 491,055 shares from these two trusts. In May 2000 one of our shareholders established a Guernsey Island trust for the benefit of present and former employees and directors of the company and others. In the second quarter of fiscal 2001, the trust distributed 65,928 of ordinary shares and in the third quarter of fiscal year 2001, the trust distributed 138,364 of our ordinary shares to eight of our employees.

     Detailed descriptions of the 2000 Stock Option Plan, Non-Employee Directors Stock Option Plan, 2000 Employee Share Purchase Plan and the share incentive trusts are contained in Note 28 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of April 1, 2001 by each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our outstanding ordinary shares and all of our directors and officers as a group.

                                                               OWNERSHIP(1)
                                                           --------------------
               IDENTITY OF PERSON OR GROUP                  NUMBER      PERCENT
               ---------------------------                 ---------    -------
United Service Technologies Limited(2)...................  9,269,344     33.7
Union-Transport Holdings, Inc.(3)........................  1,813,224      6.9
PTR Holdings, Inc.(4)....................................  4,231,688     16.3
Old Mutual plc and its affiliates(5).....................  1,563,095      5.0
Directors and Officers as a Group (18 persons)(6)........  2,147,648      8.3

---------------
(1) More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, United Service Technologies Limited, a British Virgin Islands company, is the registered holder of the shares indicated in the above table. PTR Holdings, Inc., a British Virgin Islands company, owns approximately 39% of United Service Technologies Limited, but disclaims beneficial ownership of any of our ordinary shares held by United Service Technologies Limited.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, Union-Transport Holdings, Inc., a British Virgin Islands company, is the registered holder of the shares indicated in the above table. PTR Holdings, Inc. is the owner of 56% of the securities of Union-Transport Holdings, Inc. and Mr. MacFarlane, Mr. Thorrington and trusts for their respective families are the owners of the remaining 44% of the securities of Union-Transport Holdings, Inc.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, PTR Holdings, Inc. is the registered holder of 2,418,464 ordinary shares listed in the above table. Although the number above includes the 1,813,224 ordinary shares held by Union-Transport Holdings, Inc., PTR Holdings, Inc. disclaims beneficial ownership of the UTi ordinary shares held by Union-Transport Holdings, Inc. PTR Holdings, Inc. is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington and by the Anubis Trust, a Guernsey Islands trust. Pursuant to a voting arrangement, the trust has the power to vote a majority of the outstanding shares of PTR Holdings, Inc. and may be deemed to be the beneficial owner of such shares. The Anubis Trust disclaims beneficial ownership of the shares held by PTR Holdings, Inc.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 27, 2001, Old Mutual plc has shared voting power over 1,305,980 of such shares and shared dispositive power over 1,563,095 of such ordinary shares. Old Mutual Life Assurance Society (South Africa) Ltd. has the right to vote 1,305,980 of such shares, but Old Mutual Asset Managers (South Africa) Ltd. ("Asset Managers"), has the right to dispose of such 1,305,980 shares. The shares listed in the above table exclude 257,115 shares held by Old Mutual Unit Trust Managers Ltd., in the Old Mutual Small Companies Unit Trust over which Asset Managers has the entire right to dispose. Old Mutual plc disclaims beneficial ownership over those shares. Old Mutual plc is an international financial services group based in London.

(6) Includes 142,153 ordinary shares registered in the names of the individual directors and officers and held in pledge by the Guernsey Island trust for the Union-Transport Share Incentive Plan and 182,667 shares subject to options exercisable within 60 days of April 1, 2001. Excludes the ordinary shares held by PTR Holdings, Inc. and Union-Transport Holdings, Inc.

     All of our ordinary shares have identical voting rights. To the company's knowledge, the only significant change in the percentage ownership held by our principal shareholders in the past three years has been as a result of the issuance by us of our ordinary shares in connection with our U.S. public offering and related transactions which occurred in November 2000.

RELATED PARTY TRANSACTIONS

     We have credit facilities with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc. Old Mutual plc is one of our principal shareholders. As of January 31, 2001, the outstanding balance under these credit facilities was approximately $5.7 million. During the year ended January 31, 2001, the largest amount outstanding under these facilities was $12.5 million. The interest rate on these facilities was 14.5% at January 31, 2001. We believe that such loans were made to us in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions in South Africa.

     In 1998, we advanced $538,000 on behalf of United Service Technologies Limited, one of our principal shareholders. $500,000 of this advance was repaid shortly after January 31, 1999 and the balance was repaid during June 2000, along with interest at an annual rate of 6%.

     Effective February 1, 1999, we acquired Unitrans Do Brasil Limitada, our agent in Brazil. An interest in this agent was indirectly owned by Mr. MacFarlane, Mr. Wessels, Mr. Thorrington and Mr. Draper. Prior to the acquisition, we conducted business with the agent on the same terms and conditions as all of our other independent agents. The purchase price for this company was $6.7 million and this acquisition was accounted for using the purchase method of accounting.

     In December 1999, we borrowed $500,000 on a short-term basis from United Service Technologies Limited, one of our principal shareholders. This loan was repaid in June 2000, including interest at an annualized rate of 6%.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements, along with the independent auditors' report thereon, are attached to this report beginning on page F-1.

     Due to the nature of our business, primarily international freight forwarding, substantially all of our airfreight and ocean freight net revenues are considered as export sales, representing approximately 66% of our net revenues.

LEGAL OR ARBITRATION PROCEEDINGS

     From time to time, we are a defendant or plaintiff in various legal proceedings, including litigation arising in the ordinary course of our business. To date, none of these types of litigation has had a material effect on us and, as of the date of this prospectus, we are not a party to any material litigation except as described below.

     We are one of approximately 83 defendants named in two class action lawsuits which were originally filed on September 19, 1995 and subsequently consolidated in the District Court of Brazaria County, Texas (23rd Judicial District) where it is alleged that various defendants sold chemicals that were utilized in the Gulf War by the Iraqi army which caused personal injuries to U.S. armed services personnel and their families, including birth defects. The lawsuits were brought on behalf of the military personnel who served in the Gulf War and their families and the plaintiffs are seeking in excess of $1 billion in damages. To date, the plaintiffs have not obtained class certification. We believe we are a defendant in the suit because an entity that sold us assets in 1993 is a defendant. We believe we will prevail in this matter because the alleged actions giving rise to the claims occurred prior to our purchase of the assets. We further believe that we will ultimately prevail in this matter since we never manufactured chemicals and the plaintiffs have been unable to thus far produce evidence that we acted as a freight forwarder for cargo that included chemicals used by the Iraqi army.

     We are also involved in litigation related to our acquisition in April 1998 of Per Transport Spa but do not expect that this litigation will have a material adverse effect on the financial results or position of the group.

DIVIDEND POLICY

     On April 4, 2001, an annual cash dividend was declared and approved by the board of directors in the amount of $0.075 per ordinary share payable on May 4, 2001 to shareholders of record of April 20, 2001. We intend to continue to pay dividends each year out of our current earnings, if any, however, a substantial portion of our earnings, if any, will be reinvested in the development of our business. Any future determination to pay cash dividends to our shareholders will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, restrictions contained in our agreements, legal requirements and other factors which our board of directors deems relevant. No assurance can be given that dividends will be paid to our shareholders in the future.

SIGNIFICANT CHANGES

     As of the date of this report, there have been no significant changes in our operating results, our financial position or our cash flows since January 31, 2001.

ITEM 9. THE OFFER AND LISTING

PRICE RANGE OF OUR ORDINARY SHARES

     Our ordinary shares began trading in November 2000 on the Nasdaq National Market System. The high and low market prices for each month of trading for these ordinary shares are as follows (in US$):

                                                              HIGH      LOW
                                                             ------    ------
YEAR ENDING JANUARY 31, 2002
April 1 - 25, 2001.........................................  $17.25    $15.76
March 2001.................................................   16.75     16.13
February 2001..............................................   17.38     14.81
YEAR ENDED JANUARY 31, 2001
January 2001...............................................   20.00     17.00
December 2000..............................................   20.13     14.75
November 2000..............................................   18.75     14.86

     Prior to our listing on the Nasdaq National Market System in the United States, our ordinary shares were trading on the Luxembourg Stock Exchange beginning in 1997. We delisted our shares from the Luxembourg Stock Exchange effective October 27, 2000. Prices for our ordinary shares were quoted on the Luxembourg Stock Exchange in United States dollars. The following table sets forth the high and low sales prices of our ordinary shares on the Luxembourg Stock Exchange for the periods indicated (in US$):

                                                              HIGH      LOW
                                                             ------    ------
YEAR ENDED JANUARY 31, 2001
lst Quarter................................................  $19.08    $12.21
2nd Quarter................................................   27.85     17.17
3rd Quarter through October 27, 2000.......................   22.89     19.08
YEAR ENDED JANUARY 31, 2000
1st Quarter................................................   12.21     11.45
2nd Quarter................................................   16.79     16.02
3rd Quarter................................................   11.45     10.68
4th Quarter................................................   12.21     11.45
YEAR ENDED JANUARY 31, 1999................................   21.94     13.89
YEAR ENDED JANUARY 31, 1998................................   17.55     16.02

MARKETS

     The company's ordinary shares are listed on the Nasdaq National Market System under the symbol, "UTIW."

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our Registered Agent is Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Under our Memorandum of Association, the object of the company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

     A director may vote in respect of any proposal, contract or arrangement in which the director is materially interested. Our Memorandum and Articles of Association provide that no agreement or transaction between us and one or more of our directors or any person in which any of our directors has a financial interest or to whom any director is related, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of the directors that approves the agreement or transaction or that the vote or consent of the directors counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for purposes of determining whether the meeting is duly constituted. The directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the company.

     Our Articles of Association specifically provide that our business and affairs shall be managed by the directors who may exercise all powers of the company which are not by BVI law or by our Memorandum or Articles of Association required to be exercised by the members of the company, subject to any delegation of such powers as may be authorized by our Articles of Association and requirements as may be prescribed by a resolution of the members. Our Articles of Association expressly provide that the directors may, by resolution, exercise all the powers of our company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or any third party.

     Our board of directors is classified into three classes, with only one class standing for election at each annual meeting. There is no retirement age limit for our directors and our directors are not required to own any of our shares to serve as directors.

     Our Memorandum and Articles of Association authorize the issuance of up to 500,000,000 ordinary shares of no par value and 100,000,000 preference shares of no par value of which 50,000,000 have been designated as Class A preference shares and 50,000,000 have been designated as Class B preference shares. As of the date of this report, we do not have any preference shares outstanding.

     Holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose. According to our Articles of Association, all dividends unclaimed for three years after having been declared may be forfeited by resolution of directors for our benefit.

     Our Memorandum and Articles of Association do not currently provide for mandatory redemption of shares, sinking fund provisions, or provisions that provide that any shareholder has the right to share in our profits. We currently have no provisions in our Memorandum and Articles of Association which discriminate against an existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares. The rights of our shareholders are governed by our Memorandum and Articles of Association. Our Memorandum and Articles of Association may be amended by resolution of either our shareholders or members; except that the affirmative vote of 66 2/3% or more of the voting power of the outstanding shares entitled to vote thereon or the affirmative vote of 66 2/3% or more of the directors is required to amend or repeal certain provisions. For a further description of the rights, preferences and restrictions attaching to our ordinary and preference shares and of what actions are necessary to change the rights of holders of such shares, please see the following sections in our Registration Statement on Form F-1 (File No. 333-47616): "Description of Capital Stock -- General, Ordinary Shares, Preference Shares, and Anti-Takeover Matters."

     Annual meetings of our shareholders for election of directors and for such other business as may come before such meetings are held each year at such date and time as determined by our board of directors. Written notice of an annual meeting is given to our shareholders whose names appear in our share registry on the date of the notice. Only such shareholders are entitled to vote at the annual meeting. For a description of the conditions governing the manner in which extraordinary general meetings of our shareholders are convoked please see the following section in our Registration Statement on Form F-1 (File No. 333-47616): "Description of Capital Stock -- Anti-Takeover Matters."

     There are no limitations on the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

     Our Memorandum and Articles of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than fifty percent of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval of 66 2/3% of the shareholder votes to amend specified provisions of our Memorandum and Articles of Association. Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our board of directors to issue additional preference shares. Our board of directors is classified into three classes. For a further description of those provisions in our Memorandum and Articles of Association that would have the effect of delaying, deferring or preventing a change in control of the company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries), please see the following section in our Registration Statement on Form F-1 (File No. 333-47616): "Description of Capital Stock -- Anti-Takeover Matters."

     There are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

     Pursuant to a registration rights agreement, Union-Transport Holdings, Inc. and PTR Holdings, Inc. are entitled to rights with respect to the registration of approximately 4,231,688 shares under the Securities Act of 1933, (the "Securities Act"). Under these registration rights, in the event we elect to register any of our ordinary shares for specified purposes, the holders of the shares are entitled to include their ordinary shares in the registration. Such holders are also entitled to demand registration rights after one year from the completion of our November 2000 offering pursuant to which they may require us to file a registration statement under the Securities Act with respect to their ordinary shares. All expenses in connection with any registration, other than the underwriting discount and commission, will be paid by us.

     For a summary description of our credit facilities, please see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources." For a summary description of certain transactions with related parties, please see "Major Shareholders and Related Party Transactions -- Related Party Transactions."

     Effective September 1, 2000, we acquired substantially all the assets of Continental. For a summary description of the terms of this acquisition, please see "Operating and Financial Review and Prospects -- Overview."

     In November 2000, we entered into an Underwriting Agreement providing for the sale of a total of 5,405,000 ordinary shares (including shares covered by the over-allotment option). Pursuant to the Underwriting Agreement, we agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

EXCHANGE CONTROLS

     There are currently no British Virgin Islands laws or regulations restricting the import or export of capital or affecting the payment of dividends or other distributions to shareholders who are non-residents of the British Virgin Islands.

     Some of our subsidiaries may be subject from time to time to exchange control laws and regulations that may limit or restrict the payment of dividends or distributions or other transfers of funds by those subsidiaries to our company.

TAXATION

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  General

     This section summarizes the material United States federal income tax consequences to holders of our ordinary shares as of the date of this report. The summary applies to you only if you hold our ordinary shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

     - a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     - a bank;

     - a life insurance company;

     - a tax-exempt organization;

     - a person that holds our ordinary shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

     - a person whose functional currency for tax purposes is not the U.S.
       dollar;

     - a person liable for alternative minimum tax; or

     - a person that owns, or is treated as owning, 10% or more of any class of our shares.

     The discussion is based on current law. Changes in the law may alter the tax treatment of our ordinary shares, possibly on a retroactive basis. The discussion also assumes that we will not be classified as a "controlled foreign corporation" under U.S. law.

     The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of holding our ordinary shares in your particular situation.

     For purposes of the discussion below, you are a "U.S. holder" if you are a beneficial owner of our ordinary shares who or which is:

     - an individual U.S. citizen or resident alien;

     - a corporation, or entity taxable as a corporation, that was created, or treated as created, under U.S. law (federal or state);

     - an estate whose world-wide income is subject to U.S. federal income tax;
       or

     - a trust if (1) a U.S. court is able to exercise primary supervision over its administration and (2) one or more U.S. persons have authority to control all substantial decisions of the trust.

     If you are not a U.S. holder, you are a "Non-U.S. holder" and the discussion below titled "Tax Consequences to Non-U.S. Holders" will apply to you.

     If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you should consult your tax advisor.

TAX CONSEQUENCES TO U.S. HOLDERS

  Distributions

     If we make any distributions on our ordinary shares, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our ordinary shares generally will be taxed to you as a dividend (i.e., ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. To the extent any distribution exceeds our earnings and profits, as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such common stock). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares. See "Sale or Other Disposition of our Ordinary Shares," below. Because we are not a U.S. corporation, dividends paid by us to corporations are not eligible for the dividends-received deduction. A U.S. holder will not be eligible to claim a foreign tax credit against its U.S. federal income tax liability for foreign taxes paid by us unless it is a U.S. corporation owning 10 percent or more of our voting stock. Dividends paid with respect to our ordinary shares will generally be treated as foreign source "passive income" or, in the case of some types of U.S. holders, "financial services income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

  Sale or Other Disposition of our Ordinary Shares

     In connection with the sale or other taxable disposition of our ordinary shares:

     - you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition, and your adjusted tax basis in such ordinary shares.

     - any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our ordinary shares is more than one year at the time of such sale or other disposition.

     - any gain or loss will be treated as having a United States source for United States foreign tax credit purposes and as a result of the foreign tax credit provisions of the Internal Revenue Code of 1986 you may be unable to claim a foreign tax credit for British Virgin Islands withholding taxes, if any, imposed upon the sale or disposition of ordinary shares.

     - your ability to deduct capital losses is subject to limitations.

  Passive Foreign Investment Company

     We will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

     - 75% or more of our gross income for the taxable year is passive income;
       or

     - on average for the taxable year, 50% or more of our assets by value or under certain circumstances, by adjusted basis, produce or are held for the production of passive income.

     We do not believe that we currently satisfy either of the requirements for classification as a passive foreign investment company. Because the determination of whether our ordinary shares constitute shares of a passive foreign investment company will be based upon the composition of our income and assets from time to time, there can be no assurance that we will not be considered a passive foreign investment company for any future fiscal year.

     If we are classified as a passive foreign investment company for any taxable year, unless a qualified electing fund election is made:

     - any excess distributions (generally defined as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year) made by us during a taxable year must be allocated ratably to each day of your holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which we were classified as a passive foreign investment company will be included as ordinary income in gross income for that year. The amount allocated to each prior taxable year will be taxed as ordinary income at the highest rate in effect for the U.S. holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes; and

     - the entire amount of any gain realized upon the sale or other disposition of ordinary shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and to the extent allocated to years prior to the year of sale or other disposition, will be subject to the interest charge described above.

     The passive foreign investment company rules will not apply if the U.S. holder elects to treat us as a qualified electing fund and we provide specific information required to make the election. If we were classified as a passive foreign investment company, we intend to notify U.S. holders and provide them with that information as may be required to make the qualified electing fund election effective. If the qualified election fund election is made, a U.S. holder is taxable on its pro-rata share of our ordinary earnings and net capital gain for each taxable year of the company, regardless of whether the distributions were received. The U.S. holder's basis in the ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction in basis in the ordinary shares and will not be taxed again as a distribution.

     U.S. holders that own ordinary shares during any year in which we are classified as a passive foreign investment company, must file Form 8621. We urge you to consult your own U.S. tax advisor regarding the U.S. federal income tax consequences of holding our shares while classified as a passive foreign investment company.

  Information Return and Backup Withholding

     Distributions made by us with respect to our ordinary shares and gross proceeds from the disposition of the shares may be subject to information reporting requirements to the Internal Revenue Service and a 31% backup withholding tax. However, the backup withholding tax will generally not apply to a U.S. holder who furnishes a correct taxpayer identification number and provides other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against the shareholder's United States federal income tax liability. Accordingly, we urge you to contact your own tax advisor to ascertain whether it is necessary for you to furnish any such information to us or the Internal Revenue Service.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

  Distributions

     If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on distributions made on our ordinary shares unless:

     - you conduct a trade or business in the United States and,

     - the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States).

     If you satisfy the two above-described requirements, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Sale or Other Disposition of our Ordinary Shares

     If you are a non-U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares unless:

     - your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

     - you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

     - your gain is attributable to an office or other fixed place of business that you maintain in the United States, or

     - you have a tax home in the United States.

     Effectively connected gains realized by a non-U.S. corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

     Payments (or other taxable distributions) in respect of our ordinary shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. You will not be subject to "backup" withholding of U.S. federal income tax provided that:

     - you are a corporation or other exempt recipient, or

     - you provide a taxpayer identification number (which, in the case of an individual, that is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred.

     If you are not a United States person, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.

     Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

  British Virgin Island Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, shares of companies incorporated under the International Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

DOCUMENTS ON DISPLAY

     We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our ordinary shares.

     You may read and copy all or any portion of the annual report or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the annual report, will also be available to you on the Commission's Internet site (http://www.sec.gov).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE INFORMATION ABOUT MARKET RISK

  Exchange Rate Sensitivity

     Our use of derivative financial instruments is limited to forward foreign exchange contracts. At January 31, 2001, the notional value of all of our open forward foreign exchange contracts was $4.8 million related to 106 transactions denominated in various currencies, but predominantly in United States dollars, Euros and pounds sterling. These contracts are entered into at the time the foreign currency exposure is incurred and do not exceed 60 days.

     The following tables provide comparable information about our non-functional currency components of balance sheet items by currency, and presents such information in United States dollar equivalents at January 31, 2001 and 2000. These tables summarize information on transactions that are sensitive to foreign currency exchange rates, including non-functional currency denominated receivables and payables. The net amount that is exposed in foreign currency is then subjected to a 10% change in the value of the functional currency versus the non-functional currency.

     Non-functional currency exposure in United States dollar equivalents is as follows (in US000's):

                                                                                  FOREIGN EXCHANGE GAIN/
                                                                                   (LOSS) IF FUNCTIONAL
                                                                                         CURRENCY
                                                                                --------------------------
                                                                NET EXPOSURE    APPRECIATES    DEPRECIATES
       NON-FUNCTIONAL CURRENCY         ASSETS    LIABILITIES    LONG/(SHORT)      BY 10%         BY 10%
       -----------------------         ------    -----------    ------------    -----------    -----------
AT JANUARY 31, 2001:
United States dollars................  5,211        2,426          2,785            278           (278)
Euro.................................  1,118        1,269           (151)           (15)            15
Japanese yen.........................     --          320           (320)           (32)            32
Other................................    137          795           (658)           (66)            66
                                       -----        -----          -----            ---           ----
          Total......................  6,466        4,810          1,656            165           (165)
                                       =====        =====          =====            ===           ====
AT JANUARY 31, 2000:
United States dollars................  6,808        1,253          5,555            555           (555)
Euro.................................      2          154           (152)           (15)            15
Japanese yen.........................      5           38            (33)            (3)             3
Other................................      4          188           (184)           (18)            18
                                       -----        -----          -----            ---           ----
          Total......................  6,819        1,633          5,186            519           (519)
                                       =====        =====          =====            ===           ====

The impact on shareholders' equity given a 10% change in the reporting currency would be approximately 10% of the foreign exchange translation adjustment.

     The company is exposed to interest rate risks. The impact on our net interest cost assuming a 10% change in interest rates is estimated to be immaterial.

QUALITATIVE INFORMATION ABOUT MARKET RISK

     The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

     Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

     We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

     We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Effective with our initial public offering on the Nasdaq National Market System in November 2000, we changed our paying agent for our ordinary shares to Computershare Trust Company, Inc., located at 12039 West Alameda Parkway, Suite Z-2 in Lakewood, Colorado 80228.

USE OF PROCEEDS

     The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-47616) for the initial U.S. public offering of 5,405,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on November 2, 2000. The aggregate offering price for the 5,405,000 ordinary shares sold pursuant to the offering was approximately $81.1 million.

     We received net proceeds of $71.8 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters (after underwriting discounts of $5.7 million and transaction expenses of $3.6 million). None of the transaction expenses included payments to directors, officers, general partners of the company, persons owning 10% or more of the company's equity securities or affiliates of the company.

     We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. We have used approximately $19.4 million of the net proceeds to repay existing debt under various credit facilities, as of January 31, 2001. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic acquisitions of businesses and investments in information technology and other general corporate expenses.

     Bear, Stearns and Co., Inc., Lazard Freres and BB&T Capital Markets were the joint lead managing underwriters for our initial public offering.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable as our consolidated financial statements have been prepared in accordance with Item 18.

ITEM 18. FINANCIAL STATEMENTS

     Our consolidated financial statements are attached to this report and begin on page F-1.

ITEM 19. EXHIBITS

EXHIBIT                            DESCRIPTION
-------                            -----------
  1.1      Memorandum of Association of the Company**
  1.2      Articles of Association of the Company
  4.1      Form of Employment Agreement between Mr. Wessels and the
           Company*
  4.2      Form of Employment Agreement between Mr. MacFarlane and the
           Company*
  4.3      Form of Employment Agreement between Mr. Thorrington and the
           Company*
  4.4      Form of Employment Agreement between Mr. Draper and the
           Company *
  4.5      Registration Rights Agreement between PTR Holdings, Inc., UT
           Holdings Inc. and the Company.*
  4.6      Credit Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Logistics Inc., Union-Transport Brokerage Corp., Vanguard
           Cargo Systems, Inc., UT Services, Inc., General Electric
           Capital Corporation and Lenders dated August 15, 2000*
  4.7      2000 Stock Option Plan*
  4.8      Non-Employee Directors Stock Option Plan*
  4.9      Continuing Guaranty between Registrant and General Electric
           Capital Corporation dated August 15, 2000*
  4.10     Security Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Brokerage Corporation, UT Services, Inc., Union-Transport
           Logistics Inc., Vanguard Cargo Systems, Inc. and General
           Electric Capital Corporation dated August 15, 2000*
  4.11     Pledge Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Brokerage Corporation, UT Services, Inc., Union-Transport
           Logistics Inc., Vanguard Cargo systems, Inc. and General
           Electric Capital Corporation dated August 15, 2000*
  4.12     Strategic Alliance Agreement between the Registrant and i2
           Technologies BV dated December 15, 1999+*
  4.13     Software License Agreement between the Registrant and i2
           Technologies BV dated December 15, 1999+*
  4.14     Asset Purchase Agreement between Continental Air Express
           (HK) Limited, Continental Container Lines Limited,
           Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok
           Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert
           Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak
           Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and
           Registrant dated August 25, 2000+*
  4.15     Asset Purchase Agreement between Continental Container Line,
           Inc., Continental Cargo Logistics Inc. (New York
           corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng
           Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis
           Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan
           Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen
           dated August 25, 2000+*
  4.16     Bridge Financing Facility Agreement between Gensec Ireland
           Limited and the Registrant dated August 25, 2000, as
           amended*

EXHIBIT                            DESCRIPTION
-------                            -----------
  4.17     Form of Severance Agreement between the Registrant and its executive officers*
  4.18     Amendment to Asset Purchase Agreement between Continental
           Air Express (HK) Limited, Continental Container Lines
           Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David,
           Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello,
           Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau
           Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and
           Registrant**
  4.19     Incentive Share Purchase Agreement between the Registrant
           and Alan C. Draper dated September 25, 2000**
  4.20     2000 Employee Share Purchase Plan*
  4.21     Form of Underwriting Agreement, as amended**
  4.22     Credit Facility between Nedcor Bank Limited and
           Union-Transport Inc. dated January 2, 1997*
  4.23     Amendment to January 2, 1997 Credit Facility between Nedcor
           Bank Limited and Union-Transport Inc. dated January 27,
           1997*
  4.24     Assignment and Security Agreement between Nedcor Bank
           Limited and Union-Transport Corporation dated February 21,
           1997*
  4.25     Credit Facility between Nedcor Bank Limited and
           Union-Transport Inc. dated June 10, 1998*
  4.26     Credit Facility between Nedcor Bank Limited and
           Union-Transport International Inc. dated June 10, 1998*
  4.27     Credit Facility between Nedcor Asia Ltd., Hong Kong and UTi
           (HK) Limited dated December 4, 2000
  8.1      Subsidiaries of the Registrant***
 10.1      Independent Auditors' Consent

-------------------------
  * Filed as part of the Company's Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

 ** Filed as part of Amendment No. 1 to the Company's Registration Statement on
    Form F-1 (No. 333-47616) on October 30, 2000.

*** Incorporated by reference to Note 13 of the Company's Consolidated Financial
    Statements, included on pages F-16 through F-21.

  + Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          UTI WORLDWIDE INC.

Date: May 3, 2001                         By:    /s/ ROGER I. MACFARLANE
                                            ------------------------------------
                                                    Roger I. MacFarlane
                                                  Chief Executive Officer

                               UTi WORLDWIDE INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Income Statements for the years ended January
  31, 2001, 2000 and 1999...................................   F-3
Consolidated Balance Sheets as of January 31, 2001 and
  2000......................................................   F-4
Consolidated Statements of Changes in Equity for the years
  ended January 31, 2001, 2000 and 1999.....................   F-5
Consolidated Statements of Cash Flows for the years ended
  January 31, 2001, 2000 and 1999...........................   F-6
Notes to the Consolidated Financial Statements..............   F-7
Financial Statement Schedule................................  F-51

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of UTi Worldwide Inc.

     We have audited the accompanying consolidated balance sheets of UTi Worldwide Inc. and its subsidiaries as of January 31, 2001 and 2000, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended January 31, 2001. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UTi Worldwide Inc. and its subsidiaries as of January 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2001 in conformity with International Accounting Standards. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended January 31, 2001 and the determination of shareholders' equity and financial position at January 31, 2001 and 2000, to the extent summarized in Note 28.

     As discussed in Note 2 to the consolidated financial statements, in fiscal 2001 the Company adopted International Accounting Standard 10 (revised 1999) relating to its accounting treatment for dividends and, retroactively, revised the 1999 and 2000 financial statements for the change.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
April 6, 2001

                               UTI WORLDWIDE INC.

                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
         PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS
                 (US$000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 YEAR ENDED JANUARY 31,
                                                         --------------------------------------
                                                 NOTE       2001          2000          1999
                                                 ----    ----------    ----------    ----------
Gross revenue..................................             863,259       706,955       571,141
Freight consolidation costs....................             561,413       461,338       362,862
                                                         ----------    ----------    ----------
Net revenue....................................             301,846       245,617       208,279
Staff costs....................................             150,582       122,929       106,544
Depreciation...................................               9,084         7,822         6,310
Amortization...................................               5,414         3,409         1,841
Other operating expenses.......................   5         109,846        90,032        77,279
                                                         ----------    ----------    ----------
Operating profit...............................              26,920        21,425        16,305
Finance costs..................................   6          (6,782)       (4,653)       (3,936)
Income from associates.........................                  --            --            26
Income from other investments..................   7           6,785         2,334         5,478
                                                         ----------    ----------    ----------
Pretax income..................................              26,923        19,106        17,873
Income tax expense.............................   8          (6,208)       (1,623)       (3,220)
                                                         ----------    ----------    ----------
Net income before minority interests...........              20,715        17,483        14,653
Minority interests.............................                (962)         (405)          (79)
                                                         ----------    ----------    ----------
Net income.....................................              19,753        17,078        14,574
                                                         ==========    ==========    ==========
Basic earnings per ordinary share..............                0.98          1.07          0.96
Diluted earnings per ordinary share............                0.92          0.85          0.76
Number of weighted average shares used for per
  share calculations:
     Undiluted shares..........................          20,227,299    15,259,099    14,470,708
     Diluted shares............................          21,424,370    20,047,380    19,258,989

    The accompanying notes to the consolidated financial statements form an integral part of the consolidated financial statements.

                               UTI WORLDWIDE INC.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF JANUARY 31, 2001 AND 2000
         PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS
                                   (US$000'S)

                                     ASSETS

                                                                             JANUARY 31,
                                                                          ------------------
                                                                NOTE       2001       2000
                                                              --------    -------    -------
Current assets:
  Cash and cash equivalents.................................               98,372     20,760
  Trade and other receivables, net..........................     16       234,196    183,083
                                                                          -------    -------
          Total current assets..............................              332,568    203,843
  Property, plant and equipment, net........................     11        36,006     34,985
  Goodwill, net.............................................     12        88,354     48,532
  Investments...............................................     13           209      1,043
  Deferred tax assets.......................................     14         3,308      3,659
  Other non-current assets..................................     15         5,567      5,858
                                                                          -------    -------
          Total assets......................................              466,012    297,920
                                                                          =======    =======

                             LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings.....................................     18        55,285     25,303
  Finance lease obligations.................................     21         2,307      2,179
  Trade and other payables..................................     22       190,660    140,027
  Tax liabilities...........................................                3,747      2,608
                                                                          -------    -------
          Total current liabilities.........................              251,999    170,117

Long-term liabilities:
  Finance lease obligations.................................     21         8,672     10,504
  Long-term borrowings......................................     18        14,687      4,855
  Deferred tax liabilities..................................     14         2,515      2,796
  Retirement fund obligations...............................     19           682        646
                                                                          -------    -------
          Total long-term liabilities.......................               26,556     18,801
Minority interests..........................................                2,027      1,571
Commitments and contingencies...............................  24,25,26

Shareholders' equity:
Issued capital..............................................     17       161,315     86,020
Distributable reserves......................................               61,127     43,762
Non-distributable reserves..................................                2,360      2,184
Cumulative foreign exchange translation adjustment..........              (39,372)   (24,535)
                                                                          -------    -------
          Total shareholders' equity........................              185,430    107,431
                                                                          -------    -------
          Total liabilities and shareholders' equity........              466,012    297,920
                                                                          =======    =======

    The accompanying notes to the consolidated financial statements form an integral part of the consolidated financial statements.

                               UTI WORLDWIDE INC.

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
         PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS
                                   (US$000'S)

                                                         CUMULATIVE
                                                           FOREIGN
                                                          EXCHANGE                         NON-
                                               ISSUED    TRANSLATION   DISTRIBUTABLE   DISTRIBUTABLE
                                        NOTE   CAPITAL   ADJUSTMENT     RESERVES(1)     RESERVES(1)     TOTAL
                                        ----   -------   -----------   -------------   -------------   -------
Balance at January 31, 1998...........          49,521     (12,503)       17,663           2,180        56,861
Net income for the fiscal year........              --          --        14,574              --        14,574
Foreign exchange translation
  differences.........................              --     (10,072)           --              --       (10,072)
Shares issued.........................          36,499          --            --              --        36,499
Dividends(2)..........................   9          --          --        (2,351)             --        (2,351)
Transfer to non-distributable
  reserves............................              --          --           (34)             34            --
                                               -------     -------        ------           -----       -------
Balance at January 31, 1999...........          86,020     (22,575)       29,852           2,214        95,511
Net income for the fiscal year........              --          --        17,078              --        17,078
Foreign exchange translation
  differences.........................              --      (1,960)           --              --        (1,960)
Deferred tax liability................              --          --            --            (294)         (294)
Dividends(2)..........................   9          --          --        (2,904)             --        (2,904)
Transfer to non-distributable
  reserves............................              --          --          (264)            264            --
                                               -------     -------        ------           -----       -------
Balance at January 31, 2000...........          86,020     (24,535)       43,762           2,184       107,431
Net income for the fiscal year........              --          --        19,753              --        19,753
Foreign exchange translation
  differences.........................              --     (14,837)           --              --       (14,837)
Shares issued.........................          75,295          --            --              --        75,295
Dividends(2)..........................   9          --          --        (2,388)             --        (2,388)
Revaluation of fixed assets...........              --          --            --             176           176
                                               -------     -------        ------           -----       -------
Balance at January 31, 2001...........         161,315     (39,372)       61,127           2,360       185,430
                                               =======     =======        ======           =====       =======

                                                                   JANUARY 31,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Non-distributable reserves(1):
  Legal reserves............................................    147     147      84
  Revaluation of tangible assets -- property, plant and
     equipment..............................................  1,651   1,475   1,825
  Retained income of associated companies...................    152     152     276
  Restricted reserves of subsidiary companies...............    410     410      29
                                                              -----   -----   -----
                                                              2,360   2,184   2,214
                                                              =====   =====   =====

---------------
(1) Distributable reserves represent that portion of shareholders' equity available for distribution to shareholders, whereas non-distributable reserves are those items shown in the table above, which are not available for distribution to shareholders.

(2) Effective for the fiscal year ended January 31, 2001, we adopted International Accounting Standard No. 10 (Revised 1999) which requires us to recognize dividends in the year that they are declared. As such, the dividend amounts related to the years ended January 31, 2000 and 1999 have been retroactively restated to reflect this change in accounting methodology.

    The accompanying notes to the consolidated financial statements form an integral part of the consolidated financial statements.

                               UTI WORLDWIDE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999
         PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS
                                   (US$000'S)

                                                                         YEAR ENDED JANUARY 31,
                                                                      -----------------------------
                                                              NOTE     2001       2000       1999
                                                              ----    -------    -------    -------
Operating activities:
  Pretax income.............................................           26,923     19,106     17,873
  Adjustments for:
    Income from associates..................................               --         --        (26)
    Finance costs...........................................            6,782      4,653      3,936
    Income from other investments...........................           (6,785)    (2,334)    (5,478)
    Depreciation............................................            9,084      7,822      6,310
    Amortization............................................            5,414      3,409      1,841
    (Gain)/loss on disposal of property, plant and
      equipment.............................................             (236)        44       (111)
    Hyper-inflation adjustment..............................               --        (22)        --
    Loss on disposal of other investments...................              362         --         25
                                                                      -------    -------    -------
    Operating cash flow before movements in operating assets
      and liabilities.......................................           41,544     32,678     24,370
    Changes in operating assets and liabilities:
      Increase in trade and other receivables...............          (61,669)   (34,734)   (13,533)
      Increase in prepaid pension costs.....................             (701)      (667)      (908)
      Increase in provisions for pension liabilities........               67         70         67
      Increase in trade and other payables..................           57,265     17,867     12,053
                                                                      -------    -------    -------
Cash generated from operations..............................           36,506     15,214     22,049
Income tax paid.............................................           (5,267)    (3,113)    (1,997)
Interest paid...............................................           (5,762)    (3,655)    (3,916)
                                                                      -------    -------    -------
        Net cash from operating activities..................           25,477      8,446     16,136
                                                                      -------    -------    -------
Investing activities:
  Income from other investments received....................            4,662      3,015      2,677
  Dividend received.........................................               --         --         62
  Proceeds from disposal of property, plant and equipment...              887        485        449
  Purchases of property, plant and equipment................   11     (12,642)   (12,924)   (16,644)
  Acquisition of subsidiaries and business undertakings.....   13     (26,440)   (16,551)   (19,368)
  Proceeds on sale of other investments.....................              664         --         96
  (Increase)/decrease in minority interests.................             (363)      (189)        66
  Acquisition of other investments..........................             (262)      (290)    (1,266)
                                                                      -------    -------    -------
        Net cash used in investing activities...............          (33,494)   (26,454)   (33,928)
                                                                      -------    -------    -------
Financing activities:
  Ordinary and preference dividends paid....................           (3,118)    (2,903)    (3,081)
  Short-term bank borrowings -- advanced....................           15,000         --         --
  Short-term bank borrowings -- repaid......................           (5,000)        --         --
  Long-term bank borrowings -- advanced.....................            2,988         19        451
  Long-term bank borrowings -- repaid.......................             (181)        --       (160)
  Finance lease obligations -- advanced.....................            2,521      3,934      7,919
  Finance lease obligations -- repaid.......................           (2,049)    (2,731)    (4,526)
  Payment of purchase acquisition installments..............           (4,760)    (5,216)    (2,529)
  Shareholder company loans, net............................           (1,658)       853       (184)
  Net proceeds from the issuance of shares..................           72,795         --     36,169
  Increase in bank overdraft................................           12,451      7,420      4,622
  Other.....................................................            1,095         54     (2,142)
                                                                      -------    -------    -------
        Net cash from financing activities..................           90,084      1,430     36,539
                                                                      -------    -------    -------
Net increase/(decrease) in cash and cash equivalents........           82,067    (16,578)    18,747
Cash and cash equivalents at the beginning of the fiscal
  year......................................................           20,760     38,555     20,174
Effect of foreign exchange rate changes.....................           (4,455)    (1,217)      (366)
                                                                      -------    -------    -------
Cash and cash equivalents at the end of the fiscal year.....           98,372     20,760     38,555
                                                                      =======    =======    =======

    The accompanying notes to the consolidated financial statements form an integral part of the consolidated financial statements.

                               UTI WORLDWIDE INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

 1. PRESENTATION OF FINANCIAL STATEMENTS

     The financial statements of UTi Worldwide Inc. (the "group" or "UTi") are prepared in accordance with International Accounting Standards ("IAS") in United States dollars.

  Nature of Operations

     UTi's core business is in non-asset air and ocean transportation and forwarding, customs clearances and distribution value added services, such as warehousing. From these operations, the group has a balanced diversity of industries, geographic markets and individual customers. UTi's overriding goal continues to be to provide its customers with customized supply chain solutions that deliver competitive advantage in the global logistics marketplace, with quantifiable results.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Risk Factors

     The group's operations are influenced by many factors, including economic and political conditions throughout the world, international laws, and fluctuating currency rates. The impacts of some of these risk factors are reduced by the use of forward exchange contracts and the fact that the group operates on a global basis.

 2. ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS

     In the current year, the group has adopted the following revisions to International Accounting Standards for the first time:

IAS 10 (revised 1999).....  Events after the Balance Sheet Date
IAS 16 (revised 1998).....  Property, Plant and Equipment
IAS 22 (revised 1998).....  Business Combinations
IAS 36....................  Impairment of Assets
IAS 37....................  Provisions, Contingent Liabilities and Contingent Assets
IAS 38....................  Intangible Assets

     In March 1999, the International Accounting Standards Committee (the "IASC") revised IAS 10, "Events After the Balance Sheet Date." The revision was effective for the group's financial statements for the year ended January 31, 2001 and was retroactively applied to the financial statements for the years ended January 31, 2000 and 1999. IAS 10 modifies the accounting and disclosure requirements for events that occur after the balance sheet date. Under the revisions to IAS 10, dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date. As such, the Group changed its practice of accruing, at the balance sheet date, dividends expected to be proposed and declared subsequent to fiscal year end. Total dividends of $1.9 million declared subsequent to January 31, 2001 were recorded as a liability during the first quarter fiscal 2002.

     In June 1998, the IASC issued IAS 36, "Impairment of Assets," which was effective for the group's financial statements for the year ended January 31, 2001. IAS 36 prescribes the accounting and disclosure for

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

impairment of assets and requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired, with any loss recognized when the carrying amount exceeds the recoverable amount. Upon adoption, IAS 36 had no material impact on the group's consolidated financial statements.

     In September 1998, the IASC issued IAS 37, "Provisions, Contingent Liabilities and Contingent Assets". IAS 37 was effective for the group's financial statements for the year ended January 31, 2001. IAS 37 prescribes the accounting and disclosure for provisions, contingent liabilities and contingent assets. Upon adoption, IAS 37 had no material impact on the group's consolidated financial statements.

     In October 1998, the IASC published IAS 38, "Intangible Assets". IAS 38 was effective for financial statements for the year ended January 31, 2001. IAS 38 prescribes the accounting and disclosure for intangible assets and requires the group to recognize intangible assets (at cost) if, and only if, it is possible that future economic benefits exist and the cost of the asset can be measured reliably. Upon adoption, IAS 38 had no material impact on the group's consolidated financial statements.

     In conjunction with the adoption of IAS 36, IAS 37 and IAS 38, the group also implemented the 1998 revisions of IAS 16, "Property, Plant and Equipment" and IAS 22, "Business Combinations." Upon adoption, these revisions had no material impact on the group's consolidated financial statements.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings.

  Basis of Consolidation

     The consolidated financial statements incorporate the financial statements of UTi Worldwide Inc. and all subsidiaries controlled by the group (generally 50% or more shareholding). Control is achieved where the group has the power to govern the financial and operating policies of a subsidiary company so as to obtain benefits from its activities.

     The results of subsidiaries acquired during the year are included in the consolidated income statements from the effective dates of acquisition.

     All significant intercompany transactions and balances are eliminated.

  Business Combinations

     The assets and liabilities of an acquired company are measured at their fair values at the date of acquisition. Any excess of the cost of the acquisition over the fair values of the identifiable assets and liabilities is recognized as goodwill. Goodwill is amortized on a straight-line basis following an assessment of the estimated useful life, subject to a maximum period of 20 years.

     Goodwill from acquisitions prior to January 1, 1995 was written off against shareholders' equity, in accordance with IAS 22 (revised 1993) "Business Combinations."

     The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized at the date of acquisition.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost or fair value, less accumulated depreciation.

     Depreciation is provided on the straight-line and reducing balance methods in amounts sufficient to relate the cost or fair value of depreciable assets to operations over the estimated useful lives of the assets at the following annual rates:

Computer equipment/software.................................   20% - 33%
Fixtures, fittings and equipment............................   10% - 33%
Motor vehicles..............................................   10% - 33%
Buildings...................................................  2.5% - 10%

     Land and buildings are stated at fair value on the basis of the most recently established open market values. Land and buildings are revalued with sufficient regularity that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Surpluses on revaluation are transferred directly to non-distributable reserves.

     Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets, or if there is not reasonable certainty that the group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the lease term or its useful life.

     Leasehold improvements are amortized over the estimated useful life of the related asset, or over the remaining term of the lease, whichever is shorter.

  Investments

     Investments in associated companies are accounted for using the equity method when the group has significant influence over the operating and financial policies (generally an investment of 20 - 50%). Where the investment is below 20%, but the group can demonstrate that it has significant influence over the operating and financial policies, the investee is accounted for using the equity method. The consolidated income statements include the group's share of net income from associated companies.

     The goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill is amortized on a straight-line basis following an assessment of the estimated useful life, subject to a maximum period of 20 years.

     Investments in companies, where the group does not exercise significant influence, are stated at cost less any impairment losses recognized, in cases when the investment carrying amount exceeds its estimated recoverable amount.

  Deferred Tax

     Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

     Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited to the income statement.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     No provision is made for additional taxes, which would arise if the retained earnings of subsidiaries were distributed, on the basis that it is not envisaged that such distribution will be made.

  Foreign Currency Translation

     For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Results for the year are translated using average rates of exchange for the year. Gains and losses on translation are reflected as movements in reserves as a separate component of equity.

     Assets and liabilities at the balance sheet date of individual companies within the group, expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. Transactions in foreign currencies during the year are translated at rates of exchange ruling on the days of the transactions. These gains and losses arising on translation are accounted for in the income statement.

     Exchange differences arising on the translation of long-term structural loans to subsidiary companies are dealt with as movements in the foreign exchange translation reserve.

     The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

  Foreign Currency Forward Exchange Contracts

     In order to manage its exposure to foreign exchange risks, the group enters into forward exchange contracts. At the end of each accounting period, the forward exchange contracts are marked to fair value and the resulting gains and losses are recorded in the income statement.

  Leases

     Assets held under finance leases are capitalized at their fair value on the inception of the leases and depreciated over their estimated useful lives. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The finance charges are allocated over the period of the lease in proportion to the capital amounts outstanding, so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

     Rentals under operating leases are charged to the income statement as incurred.

  Cash and Cash Equivalents

     Cash and cash equivalents include demand deposits and investments with original maturities of three months or less.

  Trade Receivables

     Trade receivables include disbursements made on behalf of customers for transportation costs and customs duties and are shown net of allowance for doubtful receivables. The billings to customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue and expense in the income statement. Management establishes reserves based on the expected ultimate recovery of these receivables.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

  Retirement Benefit Costs

     Payments to defined contribution retirement benefit plans are expensed as they fall due. Payments made to state-managed retirement benefit plans are dealt with as defined contribution plans where the group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

     For defined benefit retirement benefit plans, the cost of providing retirement benefits under the group's defined benefit plans is determined using the projected unit credit method, with the actuarial valuations being carried out at each balance sheet date. Unrecognized actuarial gains and losses which exceed 10% of the greater of the present value of the group's pension obligations or the fair value of the plans' assets are amortized over the expected average remaining working lives of the employees participating in the plan. Actuarial gains and losses which are within 10% of the present value of the group's pension obligations or the fair value of the plans' assets are carried forward. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the amended benefits become vested.

     The amount recognized as retirement fund obligations in the accompanying consolidated balance sheets represents the present value of the defined benefit obligations as adjusted for unrecognized actuarial gains and losses and unrecognized past service costs, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plans.

     The above policy has been adopted on the presumption that the group will have rights to the surpluses in the various funds.

  Revenue Recognition

     Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the group's services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

  Borrowing Costs

     Borrowing costs are expensed and are included in finance costs in the accompanying consolidated income statements when incurred.

  Financial Instruments

     Financial Assets

     The group's principal financial assets are cash and cash equivalents, trade receivables and equity investments.

     Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Financial Liabilities and Equity Instruments

     Financial liabilities and equity instruments are classified according to the substance of the contractual agreements entered into.

     Significant financial liabilities include finance lease obligations, future acquisition installments, interest bearing bank loans and overdrafts and trade and other payables.

     The accounting policy adopted for finance lease obligations is outlined above.

     Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying value of the instruments to the extent that they are not settled in the period in which they arise.

     Trade and other payables are stated at their nominal value.

     Equity instruments are recorded at the proceeds received, net of direct issue costs.

 4. SEGMENT REPORTING

     The group's reportable segments are geographic segments comprised of Europe, the Americas, Asia Pacific and Africa, which offer similar products and services. They are managed separately because each segment requires close customer contact by senior management, individual requirements of customers differ between regions and each region is affected by similar economic conditions. Gross revenue is recognized in the region in which the shipment originates.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Certain information regarding the group's operations by segment is summarized below in US$000's.

                          YEAR ENDED JANUARY 31, 2001

                                         EUROPE    AMERICAS   ASIA PACIFIC   AFRICA    CORPORATE    TOTAL
                                         -------   --------   ------------   -------   ---------   -------
Gross revenue from external
  customers............................  266,560   293,150      179,286      124,263        --     863,259
                                         =======   =======      =======      =======    ======     =======
Net revenue............................   62,702   100,577       42,992       95,575        --     301,846
Staff costs............................   32,884    58,408       19,929       36,751     2,610     150,582
Depreciation...........................    2,526     2,119        1,060        3,315        64       9,084
Amortization...........................      709     3,212        1,145          348        --       5,414
Other operating expenses...............   19,882    32,982       12,188       44,279       515     109,846
                                         -------   -------      -------      -------    ------     -------
Segment result.........................    6,701     3,856        8,670       10,882    (3,189)     26,920
                                         =======   =======      =======      =======    ======
Finance costs..........................                                                             (6,782)
Income from other investments..........                                                              6,785
                                                                                                   -------
Pretax income..........................                                                             26,923
Income tax expense.....................                                                              6,208
                                                                                                   -------
Net income before minority interests...                                                             20,715
                                                                                                   =======
Segment assets at year-end.............   97,172   148,226       86,056       75,030    59,528     466,012
                                         =======   =======      =======      =======    ======     =======
Segment liabilities, including minority
  interest, at year-end................   68,744   104,645       56,013       50,488       692     280,582
                                         =======   =======      =======      =======    ======     =======
Other information:
Capital additions......................    6,671    20,853       30,410        3,310        26      61,270
Number of employees....................                                                              6,735

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                          YEAR ENDED JANUARY 31, 2000

                                         EUROPE    AMERICAS   ASIA PACIFIC   AFRICA    CORPORATE    TOTAL
                                         -------   --------   ------------   -------   ---------   -------
Gross revenue from external
  customers............................  217,184   241,954      118,965      128,852        --     706,955
                                         =======   =======      =======      =======    ======     =======
Net revenue............................   56,102    67,928       30,863       90,724        --     245,617
Staff costs............................   32,425    38,674       14,627       36,197     1,006     122,929
Depreciation...........................    2,093     1,453          691        3,541        44       7,822
Amortization...........................      537     2,078          406          391        (3)      3,409
Other operating expenses...............   16,604    20,812       10,537       42,849      (770)     90,032
                                         -------   -------      -------      -------    ------     -------
Segment result.........................    4,443     4,911        4,602        7,746      (277)     21,425
                                         =======   =======      =======      =======    ======
Finance costs..........................                                                             (4,653)
Income from other investments..........                                                              2,334
                                                                                                   -------
Pretax income..........................                                                             19,106
Income tax expense.....................                                                              1,623
                                                                                                   -------
Net income before minority interests...                                                             17,483
                                                                                                   =======
Segment assets at year-end.............   75,369    95,524       35,035       66,731    25,261     297,920
                                         =======   =======      =======      =======    ======     =======
Segment liabilities, including minority
  interest, at year-end................   52,622    56,156       20,328       58,138     5,633     192,877
                                         =======   =======      =======      =======    ======     =======
Other information:
  Capital additions....................   10,237    19,368        2,178        3,660       194      35,637
  Number of employees..................                                                              5,604

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                          YEAR ENDED JANUARY 31, 1999

                                         EUROPE    AMERICAS   ASIA PACIFIC   AFRICA    CORPORATE    TOTAL
                                         -------   --------   ------------   -------   ---------   -------
Gross revenue from external
  customers............................  195,761   173,096       78,902      123,382        --     571,141
                                         =======   =======       ======      =======    ======     =======
Net revenue............................   49,435    47,413       23,563       87,868        --     208,279
Staff costs............................   30,237    27,796       11,962       35,914       635     106,544
Depreciation...........................    1,244       934          609        3,519         4       6,310
Amortization...........................      319       922          332          268        --       1,841
Other operating expenses...............   13,491    15,019        8,449       39,559       761      77,279
                                         -------   -------       ------      -------    ------     -------
Segment result.........................    4,144     2,742        2,211        8,608    (1,400)     16,305
                                         =======   =======       ======      =======    ======
Finance costs..........................                                                             (3,936)
Income from associates.................                                                                 26
Income from other investments..........                                                              5,478
                                                                                                   -------
Pretax income..........................                                                             17,873
Income tax expense.....................                                                              3,220
                                                                                                   -------
Net income before minority interests...                                                             14,653
                                                                                                   =======
Segment assets at year end.............   69,607    59,373       27,483       78,555    20,195     255,213
                                         =======   =======       ======      =======    ======     =======
Segment liabilities, including minority
  interest, at year end................   56,279    25,107       21,814       56,190     2,486     161,876
                                         =======   =======       ======      =======    ======     =======
Other information:
  Capital additions....................   11,144    14,898        2,218       16,000        53      44,313
  Number of employees..................                                                              5,091

     Inter-group transactions are priced at cost. Where two or more subsidiaries are involved in the handling of a consignment, the net revenue is shared based upon a standard formula, which is adopted across the group.

     The following table shows the gross revenue and net revenue attributable to the group's principal services (in US$000's).

                                                           YEAR ENDED JANUARY 31,
                                                        -----------------------------
                                                         2001       2000       1999
                                                        -------    -------    -------
Gross revenue:
  Airfreight forwarding...............................  474,213    399,289    338,270
  Ocean freight forwarding............................  254,054    208,865    153,637
  Customs brokerage...................................   58,104     40,453     34,701
  Other...............................................   76,888     58,348     44,533
                                                        -------    -------    -------
                                                        863,259    706,955    571,141
                                                        =======    =======    =======
Net revenue:
  Airfreight forwarding...............................  145,594    124,177    113,619
  Ocean freight forwarding............................   54,461     44,078     33,345
  Customs brokerage...................................   55,295     40,156     33,360
  Other...............................................   46,496     37,206     27,955
                                                        -------    -------    -------
                                                        301,846    245,617    208,279
                                                        =======    =======    =======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

 5. OPERATING EXPENSES

     Operating expenses are disclosed after (crediting)/charging the following (in US$000's):

                                                             YEAR ENDED JANUARY 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           ------    ------    ------
(Gain)/loss on sale of property, plant and equipment.....    (236)       44      (111)
Operating lease and rental costs.........................  18,788    16,154    14,296
Other operating income...................................      --    (1,653)     (563)

 6. FINANCE COSTS

     Finance costs are comprised of the following (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----    -----    -----
Interest on bank overdrafts.................................  4,455    2,433    3,589
Interest on finance lease obligations.......................    503      798      347
Interest on future acquisition installments.................  1,412      524       --
Foreign exchange loss.......................................     --      473       --
Other.......................................................    412      425       --
                                                              -----    -----    -----
                                                              6,782    4,653    3,936
                                                              =====    =====    =====

 7. INCOME FROM OTHER INVESTMENTS

     Income from other investments is comprised of the following (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----    -----    -----
Short-term bank deposits....................................  2,941    2,027    2,208
Shareholder company loans...................................     --       --      244
Foreign exchange gain.......................................  3,844       --    2,754
Dividends received..........................................     --       --       62
Other.......................................................     --      307      210
                                                              -----    -----    -----
                                                              6,785    2,334    5,478
                                                              =====    =====    =====

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

 8. INCOME TAX EXPENSE

     Income tax expense is comprised of the following (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                             ------------------------
                                                             2001      2000     1999
                                                             -----    ------    -----
Corporate tax:
-- Current year............................................  5,946     3,800    2,075
-- Prior year..............................................    152       (69)     223
                                                             -----    ------    -----
                                                             6,098     3,731    2,298
                                                             =====    ======    =====
Deferred tax:
-- Current year temporary differences and utilization of
   losses..................................................    110      (613)    (281)
-- Prior year..............................................     --    (1,575)   1,037
                                                             -----    ------    -----
                                                               110    (2,188)     756
                                                             -----    ------    -----
Other......................................................     --        80      166
                                                             -----    ------    -----
                                                             6,208     1,623    3,220
                                                             =====    ======    =====

     The tax charge for the year is based on normal trading operations at rates applicable to the country of origin. The charge for the year can be reconciled to the profit per the accompanying consolidated income statements as follows (in US$000's):

                                              2001      %       2000       %      1999      %
                                             ------    ----    -------    ---    ------    ----
Profit before tax..........................  26,923             19,106           17,873
Expenses that are not deductible in
  determining taxable income, net..........   5,746              3,407            1,268
Recognition of tax losses..................  (3,785)           (10,108)          (1,347)
Timing differences not recognized in
  deferred tax.............................   1,721              3,373              286
                                             ------            -------           ------
                                             30,605             15,778           18,080
                                             ------            -------           ------
Income tax expense and effective tax rate
  for the year.............................   6,208    23.1      1,623    8.5     3,220    18.0
                                             ======            =======           ======

 9. DIVIDENDS

     Effective for the fiscal year ended January 31, 2001, the group adopted International Accounting Standard No. 10 (Revised 1999) which requires the group to recognize dividends in the year that they are declared. As such, the following amounts related to the years ended January 31, 2000 and 1999 have been retroactively restated to reflect this change in accounting methodology.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     During the years ended January 31, 2001, 2000 and 1999, the directors declared a dividend on the ordinary share capital of the group of US$0.15, US$0.14 and US$0.12, all of which were restated to reflect the 7.63 combination of shares effective October 18, 2000. In the years ended January 31, 2000 and 1999, payments of a preference dividend of 2% on the group's non-voting variable participating cumulative convertible preference shares of no par value were declared. Total dividends declared during each of the three years in the period ended January 31, 2001 were as follows (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----    -----    -----
Dividends declared on ordinary shares.......................  2,388    2,174    1,621
Dividends declared on preference shares.....................     --      730      730
                                                              -----    -----    -----
                                                              2,388    2,904    2,351
                                                              =====    =====    =====

     Total dividends of $1.9 million (or $0.075 per ordinary share) were declared on April 4, 2001 and will be recorded during the first quarter of fiscal 2002.

10. EARNINGS PER SHARE

     Earnings per share are calculated as follows (in US$000's, except share and per share data):

                                                         YEAR ENDED JANUARY 31,
                                                 --------------------------------------
                                                    2001          2000          1999
                                                 ----------    ----------    ----------
Basic earnings per ordinary share:
  Profit attributable to shareholders..........      19,753        17,078        14,574
  Preference dividend..........................          --           730           730
                                                 ----------    ----------    ----------
Profit attributable to ordinary shareholders...      19,753        16,348        13,844
Weighted average number of ordinary shares.....  20,227,299    15,259,099    14,470,708
Basic earnings per ordinary share (US$)........        0.98          1.07          0.96
Diluted earnings per ordinary share:
  Profit attributable to ordinary
     shareholders..............................      19,753        17,078        14,574
  Weighted average number of ordinary shares...  20,227,299    15,259,099    14,470,708
  Preference shares............................   1,197,071     4,788,281     4,788,281
                                                 ----------    ----------    ----------
Weighted average number of ordinary shares
  (diluted)....................................  21,424,370    20,047,380    19,258,989
Diluted earnings per ordinary share (US$)......        0.92          0.85          0.76

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

11. PROPERTY, PLANT AND EQUIPMENT, NET

     The activity in the Property, plant and equipment accounts for the year ended January 31, 2001 is as follows (in US$000's):

                                                               FIXTURES,
                                                   COMPUTER    FITTINGS
                                                  EQUIPMENT/      AND       MOTOR      LEASEHOLD
                                                   SOFTWARE    EQUIPMENT   VEHICLES   IMPROVEMENTS   BUILDINGS    LAND     TOTAL
                                                  ----------   ---------   --------   ------------   ---------   ------    ------
Cost/Valuation at February 1, 2000..............    23,560      13,600      10,373       3,563        12,276      3,530    66,902
Additions.......................................     6,753       2,883       1,724       1,129            43        110    12,642
Revaluation.....................................        --          --          --          --           202         39       241
Subsidiaries acquired...........................       451         708         401         298           230        131     2,219
Disposals.......................................      (880)       (799)     (1,755)       (103)          (83)        --    (3,620)
Foreign exchange translation....................    (2,310)     (1,038)     (1,650)       (161)       (1,960)    (1,137)   (8,256)
                                                    ------      ------      ------       -----        ------     ------    ------
At January 31, 2001.............................    27,574      15,354       9,093       4,726        10,708      2,673    70,128
                                                    ------      ------      ------       -----        ------     ------    ------
Accumulated Depreciation at February 1, 2000....    14,000       7,773       6,072       1,500         2,572         --    31,917
Charge for the year.............................     4,550       1,980       1,624         823           107         --     9,084
Disposals.......................................      (830)       (577)     (1,427)        (70)          (43)        --    (2,947)
Foreign exchange translation....................    (1,442)       (723)     (1,166)       (102)         (499)        --    (3,932)
                                                    ------      ------      ------       -----        ------     ------    ------
At January 31, 2001.............................    16,278       8,453       5,103       2,151         2,137         --    34,122
                                                    ------      ------      ------       -----        ------     ------    ------
Net book value at January 31, 2001..............    11,296       6,901       3,990       2,575         8,571      2,673    36,006
                                                    ======      ======      ======       =====        ======     ======    ======
Net book value at January 31, 2000..............     9,560       5,827       4,301       2,063         9,704      3,530    34,985
                                                    ======      ======      ======       =====        ======     ======    ======

     Land and buildings are revalued independently with sufficient regularity that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. All group companies do not complete these valuations simultaneously. The bases used to revalue the assets include the open market value and capitalization of income methods. The carrying amount of land and buildings would have been US$10,319,000 at fiscal year end 2001 (2000 -- US$12,269,000) had the assets been carried at cost less depreciation.

12. GOODWILL, NET

     The activity in the Goodwill accounts for the years ended January 31, 2001 and 2000 is as follows (in US$000's):

                                                                YEAR ENDED
                                                               JANUARY 31,
                                                             ----------------
                                                              2001      2000
                                                             ------    ------
Cost balance at beginning of year..........................  54,973    34,528
Acquisitions during the year...............................  44,985    18,598
Adjustment from contingent consideration on business
  combinations.............................................   1,424     1,984
Foreign exchange translation...............................  (1,416)     (137)
                                                             ------    ------
Balance at end of year.....................................  99,966    54,973
                                                             ------    ------
Accumulated amortization balance at beginning of year......   6,441     3,054
Amortization for the year..................................   5,414     3,409
Foreign exchange translation...............................    (243)      (22)
                                                             ------    ------
Balance at end of year.....................................  11,612     6,441
                                                             ------    ------
Net book value at end of year..............................  88,354    48,532
                                                             ======    ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

13. INVESTMENTS

     The activity in the Investments accounts for the years ended January 31, 2001 and 2000 is as follows (in US$000's):

                                                                YEAR ENDED
                                                                JANUARY 31,
                                                              ---------------
                                                               2001     2000
                                                              ------    -----
Associated companies at carrying value at beginning of
  year......................................................      --      687
Investments in associates now consolidated..................      --     (331)
Share of income/(loss) from associates......................      --      (49)
Transfer to unlisted investments............................      --     (307)
                                                              ------    -----
Associated companies at carrying value at end of year.......      --       --
                                                              ======    =====
Unlisted investments at cost/carrying value at beginning of
  year......................................................   1,040    1,051
Additions...................................................     263      301
Unlisted investments now consolidated.......................      --     (597)
Transfer from equity accounted associates (carrying
  value)....................................................      --      307
Disposals...................................................  (1,026)      --
Acquired with subsidiary....................................      56       --
Foreign exchange translation................................    (127)     (22)
                                                              ------    -----
Unlisted investments at cost/carrying value at end of
  year......................................................     206    1,040
                                                              ======    =====
Listed investments at cost at beginning of year.............       3        3
Listed investments at cost at end of year...................       3        3
                                                              ======    =====
Total investments at end of year............................     209    1,043
                                                              ======    =====
Market value of listed investments..........................       3        3
                                                              ======    =====

     In conjunction with the group's name change from Union-Transport Inc. to UTi Worldwide Inc. in fiscal 2001, many subsidiaries also changed their names. Details of the consolidated subsidiaries, using their current names, at January 31, 2001 are as follows:

                                                       COUNTRY OF INCORPORATION    % SHARE HOLDING
                                                       ------------------------    ---------------
Union-Transport (Argentina) SA.......................         Argentina                  100
Union-Transport (Aust) Pty Limited...................         Australia                  100
UTi Belgium NV SA....................................          Belgium                   100
Union-Transport (Botswana) Limited...................          Botswana                  100
UTi do Brasil Limitada...............................           Brazil                   100
Corrib Limited.......................................   British Virgin Islands           100
Goddard Company Limited..............................   British Virgin Islands           100
Kasteel II Limited...................................   British Virgin Islands           100
Karibe Investments Limited...........................   British Virgin Islands           100
Taipan Services Limited..............................   British Virgin Islands           100
Thomas International Freight Auditors Limited........   British Virgin Islands           100
Transnacala Africa Express Limited...................   British Virgin Islands           100
Transtec Ocean Express Holdings Inc..................   British Virgin Islands           100
Union-Transport Africa Limited.......................   British Virgin Islands           100
Union-Transport Africa Services Limited..............   British Virgin Islands           100
UTi Asia Pacific Limited.............................   British Virgin Islands           100

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                                                       COUNTRY OF INCORPORATION    % SHARE HOLDING
                                                       ------------------------    ---------------
UTi International Inc................................   British Virgin Islands           100
UTi Networks Inc.....................................   British Virgin Islands           100
UTi Projects Limited.................................   British Virgin Islands           100
UTi Burundi S.A.R.L. ................................          Burundi                   100
Union Air Transport Inc..............................           Canada                   100
Commerce Customs Brokers and Freight Forwarders
  Limited............................................           Canada                   100
W.J Bondy Customs Brokers Limited....................           Canada                   100
CCB Ventures Limited.................................           Canada                   100
Commerce International Freight Forwarders Limited....           Canada                   100
W.H. Wingate & Johnstone Ltd.........................           Canada                   100
Ambassador Brokerage Limited.........................           Canada                    60
BDP Commerce Global Logistics Inc....................           Canada                    50
Union-Transport Chile S.A. ..........................           Chile                     51
UTi Colcarga Transporte Internacional Limitada.......          Colombia                  100
Union-Transport CZ s.r.o. ...........................       Czech Republic               100
Union-Transport Egypt Limited........................           Egypt                     55
UTi France S.A.R.L. .................................           France                   100
UTi Deutschland GmbH.................................          Germany                   100
Southern Overseas Deutschland GmbH...................          Germany                   100
UTi Administration Limited...........................          Guernsey                  100
Air & Sea Union Holdings Limited.....................         Hong Kong                  100
Hatro Hanse Transport Limited........................         Hong Kong                  100
Jet Speed Sea Freight Limited........................         Hong Kong                  100
International Liner Agencies (H.K.) Limited..........         Hong Kong                  100
Scan-Cargo Transport Limited.........................         Hong Kong                  100
Union-Transport (H.K.) Limited.......................         Hong Kong                  100
UTi (H.K.) Limited...................................         Hong Kong                  100
Union-Transport (India) (Pvt) Limited................           India                    100
UTi Ireland Limited..................................          Ireland                   100
Union-Transport Spa Italy............................           Italy                    100
UTi Italy SrL........................................           Italy                    100
UTi Japan K.K. ......................................           Japan                    100
UTK (Kenya) Limited..................................           Kenya                    100
UTi Korea Co Limited.................................           Korea                    100
Pyramid Freight (Proprietary) Limited................       Liechtenstein                100
Sun Couriers (Proprietary) Limited...................       Liechtenstein                100
Transacala (Malawi) Limited..........................           Malawi                   100
Union-Transport Properties (Malawi) Limited..........           Malawi                   100
Union-Transport (Malawi) Limited.....................           Malawi                   100
Union-Transport (Mauritius) Limited..................         Mauritius                  100
UTi Worldwide (M) Sdn Bhd............................          Malaysia                  100
Union Air Transport De Mexico SA De CV...............           Mexico                   100
Union-Transport (Mozambique) Limited.................         Mozambique                 100
Pyramid Freight (Proprietary) Limited................          Namibia                   100
African Investments BV...............................        Netherlands                 100
Gerlach Art Packers and Shippers BV..................        Netherlands                 100
TOX Holdings BV......................................        Netherlands                 100

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                                                       COUNTRY OF INCORPORATION    % SHARE HOLDING
                                                       ------------------------    ---------------
UTi Nederland BV.....................................        Netherlands                 100
UTi (Netherlands) Holdings BV........................        Netherlands                 100
Active Airline Representatives BV....................        Netherlands                 100
African Investment Holdings NV.......................    Netherlands Antilles            100
TOX Holdings NV......................................    Netherlands Antilles            100
Union Air Transport (N.A.) Holdings NV...............    Netherlands Antilles            100
Union Air Transport (N.A.) NV........................    Netherlands Antilles            100
UTi New Zealand Limited..............................        New Zealand                 100
Union-Transport Del Peru S.A.........................            Peru                    100
UTi (Global Logistics) Inc...........................        Philippines                 100
UTi Rwanda Sarl......................................           Rwanda                   100
UTi Worldwide (Singapore) Pte Ltd....................         Singapore                  100
Co-ordinated Investment Holdings (Pty) Ltd...........        South Africa                 50
Co-ordinated Materials Handling (Pty) Ltd............        South Africa                 50
Granat Property Investments (Pty) Limited............        South Africa                100
e-Deliveries (Pty) Limited...........................        South Africa                100
Deldevco Properties (Pty) Limited....................        South Africa                100
Marine Link (Pty) Limited............................        South Africa                100
Speedwheel Deliveries (Pty) Limited..................        South Africa                100
Sun Office Automation (Pty) Limited..................        South Africa                100
UTI Pership (Pvt) Limited............................         Sri Lanka                   51
UTi Sweden AB........................................           Sweden                   100
UTi (Taiwan) Limited.................................           Taiwan                   100
UTi Air (Taiwan) Limited.............................           Taiwan                    50
UTi Worldwide Co., Limited...........................          Thailand                  100
UTi Tasimacilik Limited..............................           Turkey                    60
Transtec International Freight Services Limited......       United Kingdom               100
Transtec Ocean Express Limited.......................       United Kingdom               100
UTi Worldwide (UK) Limited...........................       United Kingdom               100
Union Ocean Transport Limited........................       United Kingdom               100
UTi (UK) Holdings Limited............................       United Kingdom               100
Union-Transport (Scotland) Limited...................       United Kingdom               100
WTC Ocean Freight (UK) Limited.......................       United Kingdom               100
WTC Transtec Freight Limited.........................       United Kingdom               100
Union-Transport Brokerage Corp.......................  United States of America          100
Union-Transport Logistics Inc........................  United States of America          100
Union-Transport Corporation..........................  United States of America          100
Union-Transport (US) Holdings Inc....................  United States of America          100
Union-Transport Services Inc.........................  United States of America          100
Vanguard Cargo Systems Inc...........................  United States of America          100
Tutincor SA..........................................          Uruguay                   100
Union Air Transport (Zambia) Limited.................           Zambia                   100
Transtec Freight (Zimbabwe) (Pvt) Limited............          Zimbabwe                  100

     Co-ordinated Investment Holdings (Pty) Limited and Co-ordinated Materials Handling (Pty) Ltd., in which the group holds 50% investments, have been consolidated as the group has the power to govern the financial and operating policies of these companies.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

  Acquisitions

     On the acquisition of a business, other than as part of a uniting of interests, including interests in associated undertakings, fair values are attributed to the group's share of net assets. Where the cost of acquisition exceeds the value attributable to such net assets, the difference is treated as purchased goodwill. The results of acquired businesses have been included in the group's financial statements from the date of acquisition.

     The underlying acquisitions have all been accounted for using the purchase method of accounting. All acquisitions are primarily engaged in providing cargo transportation logistics management, including international air and ocean freight forwarding, customs brokerage and logistic services.

     On March 30, 2000 the group acquired certain assets and liabilities in KCB International Limited, incorporated in New Zealand, for a consideration of approximately US$387,000. The final purchase price is dependent on certain performance criteria being achieved over the next year.

     On April 1, 2000, the group acquired certain assets and liabilities in Southern Overseas Express Lines Inc., incorporated in the United States, for a consideration of approximately US$8,313,000. The final purchase price is dependent on certain performance criteria being achieved over the next two years, subject to a maximum of US$8,315,000.

     On May 1, 2000 the group acquired 51% of Colcarga LTDA, incorporated in Colombia, for a consideration of US$419,000.

     On June 1, 2000, the group acquired 100% of the issued share capital of BTG Logistics AB, Sweden for a consideration of approximately US$2,156,000. The final purchase price is dependent on certain performance criteria being achieved over the next three years.

     On June 1, 2000 the group acquired certain assets and liabilities in S Stern Customs Brokers Inc., incorporated in the United States, for a consideration of approximately US$1,200,000. The final purchase price is dependent on certain performance criteria being achieved over the next three years.

     On July 1, 2000 the group acquired certain assets and liabilities in International Freight Services Group Holdings Limited, with operations in Australia, New Zealand, the United Kingdom and the United States, for a consideration of approximately US$3,400,000. The final purchase price is dependent on certain performance criteria being achieved over the next year.

     Effective September 1, 2000, UTi acquired substantially all of the assets of the Continental group, a group of five related companies in the freight forwarding industry under common control and incorporated in the United States and Hong Kong, for total consideration of approximately US$27,711,000. UTi also agreed to make earn-out payments to the sellers based on annual net profits before tax of the purchased operations during each of the three years following September 1, 2000.

     Effective December 1, 2000, UTi acquired substantially all of the assets of Walford Holdings Limited, with operations in Australia and New Zealand, for a consideration of approximately US$3,443,000.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The table below shows the pro forma results of these acquisitions as if they had occurred at the beginning of the fiscal year, and for the immediately preceding year as if these had occurred at the beginning of that fiscal year (in US$000's except per share data).

                                                                  (UNAUDITED)
                                                      -----------------------------------
                                                       GROSS                    EARNINGS
                                                      REVENUE    NET INCOME    PER SHARE*
                                                      -------    ----------    ----------
Fiscal year ended January 31, 2001:
  As reported.......................................  863,259      19,753         0.92
  Acquisitions......................................   63,174       1,148         0.06
                                                      -------      ------         ----
          Total.....................................  926,433      20,901         0.98
                                                      =======      ======         ====
Fiscal year ended January 31, 2000:
  As reported.......................................  706,955      17,078         0.85
  Acquisitions......................................  110,512       1,690         0.09
                                                      -------      ------         ----
          Total.....................................  817,467      18,768         0.94
                                                      =======      ======         ====

---------------
* Earnings per share calculated on 21,424,370 diluted ordinary shares (2000:
  20,047,380).

     Acquisitions of subsidiary companies and business undertakings for the years ended January 31 were as follows (in US$000's):

                                        PROPERTY,
                                        PLANT AND                               NET         FAIR
                                        EQUIPMENT                 BANK        AMOUNTS     VALUE OF
                                         NET BOOK    CASH AT   LOANS AND    RECEIVABLE/    ASSETS               PURCHASE
                 2001                     VALUE       BANK     OVERDRAFTS    (PAYABLE)    ACQUIRED   GOODWILL    PRICE
                 ----                   ----------   -------   ----------   -----------   --------   --------   --------
BTG Logistics AB......................      270         637        --           (618)        289       1,867      2,156
Colcarga LTDA.........................      486          --        --           (554)        (68)        487        419
Continental Group.....................    1,198          --        --           (258)        940      26,771     27,711
International Freight Services Group
  Holdings Limited....................       32           9        --             13          54       3,346      3,400
KCB International Limited.............        7          44        --             13          64         323        387
Walford Holdings Limited..............      184         501       (55)           275         905       2,538      3,443
S Stern Customs Brokers Inc...........       --          --        --             --          --       1,200      1,200
Southern Overseas Express Lines
  Inc.................................       93         199        --           (428)       (136)      8,449      8,313
Adjustments due to future acquisition
  installments........................       --          --        --             --          --       3,849      3,849
                                          -----       -----       ---         ------       -----      ------     ------
         Total........................    2,270       1,390       (55)        (1,557)      2,048      48,830     50,878
                                          =====       =====       ===         ======       =====      ======     ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                                 PROPERTY,
                                 PLANT AND                               NET                     FAIR
                                 EQUIPMENT                 BANK        AMOUNTS                 VALUE OF
                                  NET BOOK    CASH AT   LOANS AND    RECEIVABLE/   MINORITY     ASSETS               PURCHASE
             2000                  VALUE       BANK     OVERDRAFTS    (PAYABLE)    INTERESTS   ACQUIRED   GOODWILL    PRICE
             ----                ----------   -------   ----------   -----------   ---------   --------   --------   --------
Unitrans do Brasil Limitada....      269        181          --          (808)         --        (358)      7,113      6,755
Active Airline Representatives
  BV...........................       33         96          --           (33)         --          96         462        558
Sea Air Transport BV...........      369         --          --            23          --         392       2,184      2,576
Union-Transport Egypt
  Limited......................       --         --          --            28         (13)         15         347        362
Union-Transport Tasimacilik
  Limited......................       15         --          --            83         (39)         59          43        102
Union Air Transport Inc........       50         --          --           133          --         183         991      1,174
Co-ordinated Investments
  (Proprietary) Limited........      101         --         (16)           86         (57)        114         147        261
Max International Forwarding
  Corporation..................       35         --          --           (35)         --          --       1,267      1,267
RMF Ireland Limited............       --         --          --            85          --          85         275        360
Union Transport Scotland
  Limited......................      606        446         (72)         (257)         --         723       1,387      2,110
Union-Transport India (Private)
  Limited......................       --         --          --            --          --          --         240        240
Commerce Customs Brokers and
  Freight Forwarders Limited...      413         --        (700)          480          --         193       1,006      1,199
Inter Maritime Forwarding
  Company......................      271         --          --          (121)         --         150       4,461      4,611
Adjustments due to future
  acquisition installments.....       --         --          --          (817)         --        (817)      1,970      1,153
                                   -----        ---        ----        ------        ----        ----      ------     ------
         Total.................    2,162        723        (788)       (1,153)       (109)        835      21,893     22,728
                                   =====        ===        ====        ======        ====        ====      ======     ======

     The information in the above tables was prepared using foreign currency exchange rates applicable at the date of acquisition.

     The above acquisitions have been satisfied as follows (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                              ----------------------
                                                                2001          2000
                                                              --------      --------
Cash........................................................   27,775        16,486
Future acquisition installments.............................   20,603         6,242
Issue of shares.............................................    2,500            --
                                                               ------        ------
          Total.............................................   50,878        22,728
                                                               ======        ======

     An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of consolidated subsidiary and associated undertakings and other goodwill is as follows (in US$000's):

                                                              YEAR ENDED JANUARY 31,
                                                              ----------------------
                                                                2001          2000
                                                              --------      --------
Cash consideration..........................................   27,775        16,486
Cash at bank acquired.......................................   (1,390)         (723)
Bank overdrafts acquired....................................       55           788
                                                               ------        ------
Net outflow of cash and cash equivalents in respect of the
  purchase of subsidiary and associated undertakings and
  other goodwill............................................   26,440        16,551
                                                               ======        ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

14. DEFERRED TAX

     The balances and movement in the group's net deferred tax position were as follows (in US$000's):

                                                             AS OF JANUARY 31,
                                                             ------------------
                                                              2001       2000
                                                             -------    -------
Deferred tax asset.........................................   3,308      3,659
Deferred tax liability.....................................  (2,515)    (2,796)
                                                             ------     ------
Net position...............................................     793        863
                                                             ======     ======

                                                               YEAR ENDED
                                                               JANUARY 31,
                                                              -------------
                                                              2001    2000
                                                              ----    -----
As of the beginning of the year.............................   863     (500)
(Charge)/credit to income for the year......................  (110)   2,128
Charge to equity for the year...............................   (65)    (295)
Net liabilities acquired on acquisition of subsidiaries.....   (66)     (17)
Foreign exchange translation................................   171     (513)
Effect of change in tax rate................................    --       60
                                                              ----    -----
As of the end of the year...................................   793      863
                                                              ====    =====

     The following are the major deferred tax assets and liabilities recognized by the group and movements thereon during the year (in US$000's).

                                                        TAX LOSSES     RETIREMENT
                                                        AND TIMING       BENEFIT
                 DEFERRED TAX ASSETS                    DIFFERENCES    OBLIGATIONS    TOTAL
                 -------------------                    -----------    -----------    -----
As of the beginning of the year.......................     3,440           219        3,659
Credit to income for the year.........................       117            --          117
Foreign exchange translation..........................      (458)          (10)        (468)
                                                           -----           ---        -----
As of the end of the year.............................     3,099           209        3,308
                                                           =====           ===        =====

                                                        REVALUATION                    UNREALIZED
                                     ACCELERATED TAX     OF FIXED        PENSION         FOREIGN
     DEFERRED TAX LIABILITIES         DEPRECIATION        ASSETS       LIABILITIES    EXCHANGE GAIN    TOTAL
     ------------------------        ---------------    -----------    -----------    -------------    -----
As of the beginning of the year....        190              266           1,891            449         2,796
Charge to income for the year......          9               --             218             --           227
Charge to equity for the year......         --               65              --             --            65
Net liabilities acquired on
  acquisition of subsidiaries......         66               --              --             --            66
Foreign exchange translation.......         --               --            (558)           (81)         (639)
                                           ---              ---           -----            ---         -----
As of the end of the year..........        265              331           1,551            368         2,515
                                           ===              ===           =====            ===         =====

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

15. OTHER NON-CURRENT ASSETS

     Other non-current assets consist of the following (in US$000's):

                                                              AS OF JANUARY 31,
                                                              ------------------
                                                               2001       2000
                                                              -------    -------
Prepaid pension costs (Note 19).............................   4,297      4,588
Long-term loan receivable...................................   1,270      1,270
                                                               -----      -----
          Total.............................................   5,567      5,858
                                                               =====      =====

     The long-term loan receivable is due from the Union-Transport Share Incentive Trust.

16. TRADE AND OTHER RECEIVABLES

     Trade and other receivables consist of the following (in US$000's):

                                                           AS OF JANUARY 31,
                                                           ------------------
                                                            2001       2000
                                                           -------    -------
Trade receivables:
  Due from customers.....................................  216,543    170,654
  Due from agents........................................    7,473      6,847
                                                           -------    -------
                                                           224,016    177,501
Allowance for doubtful receivables.......................  (11,156)   (11,303)
                                                           -------    -------
Trade receivables, net...................................  212,860    166,198
Loans due from shareholder companies.....................       --          8
Other loans..............................................    1,580      1,017
Interest receivable......................................        3        157
Prepayments and accrued income...........................   10,001      6,697
Other receivables........................................    9,752      9,006
                                                           -------    -------
          Total..........................................  234,196    183,083
                                                           =======    =======

     Trade receivables of US$157,362,000 are pledged as security against certain of the group's borrowings, which amount to US$28,160,000 at January 31, 2001.

     The carrying amount of trade and other receivables approximates their fair value.

  Credit Risk

     The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the accompanying consolidated balance sheets are net of allowances for doubtful receivables, estimated by the group's management based on prior experience and the current economic environment. The group has no significant concentration of credit risk, with exposure spread over a large number of customers.

     The credit risk on liquid funds and derivative financial instruments is limited because the counter parties are banks with high credit ratings assigned by international credit rating agencies.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

17. ISSUED CAPITAL

                                                     FOR THE YEAR ENDED JANUARY 31,
                                ------------------------------------------------------------------------
                                         2001                     2000                     1999
                                ----------------------   ----------------------   ----------------------
                                 NUMBER OF                NUMBER OF                NUMBER OF
                                  SHARES      US$000'S     SHARES      US$000'S     SHARES      US$000'S
                                -----------   --------   -----------   --------   -----------   --------
Authorized as of end of year:
  Ordinary shares of no par
     value....................  500,000,000        --    500,000,000        --    500,000,000        --
  Non-voting variable rate
     participating cumulative
     convertible Class A
     preference shares of no
     par value................   50,000,000        --             --        --             --        --
  Non-voting variable rate
     participating cumulative
     convertible Class B
     preference shares of no
     par value................   50,000,000        --             --        --             --        --
  Non-voting variable rate
     participating cumulative
     convertible preference
     shares of no par value...           --        --     50,000,000        --     50,000,000        --
Called up, allotted and fully
  paid:
  Ordinary shares of no par
     value:
     As of beginning of
       year...................   15,259,099    49,485     15,259,099    49,485     13,086,406    12,986
     Issued...................    5,638,570    75,295             --        --      2,558,594    36,499
     Conversion of preference
       shares into ordinary
       shares.................    4,788,281    36,535             --        --             --        --
     Contingently issued......           --        --             --        --       (385,901)       --
                                -----------   -------    -----------    ------    -----------    ------
     As of end of year........   25,685,950   161,315     15,259,099    49,485     15,259,099    49,485
                                -----------   -------    -----------    ------    -----------    ------
  Non-voting variable rate
     participating cumulative
     convertible preference
     shares of no par value:
     As of beginning of
       year...................    4,788,281    36,535      4,788,281    36,535      4,788,281    36,535
  Conversion of preference
     shares into ordinary
     shares...................   (4,788,281)  (36,535)            --        --             --        --
                                -----------   -------    -----------    ------    -----------    ------
As of end of year.............           --        --      4,788,281    36,535      4,788,281    36,535
                                -----------   -------    -----------    ------    -----------    ------
          Total as of end of
            year..............   25,685,950   161,315     20,047,380    86,020     20,047,380    86,020
                                ===========   =======    ===========    ======    ===========    ======

     On November 2, 2000 and November 9, 2000, 4,700,000 and 705,000 ordinary shares of no par value, respectively, were issued for total consideration of US$71.8 million, net of offering fees and expenses of US$9.3 million which was settled in full by cash. These shares were listed on the Nasdaq National Market System on the same day.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     On November 2, 2000, 66,667 ordinary shares of no par value were issued in a private placement offering to Alan C. Draper, President -- Asia Pacific region and a member of UTi's Board of Directors, for a consideration of US$1.0 million which was settled in cash.

     In November 2000, 166,667 ordinary shares of no par value were issued as partial payment, representing US$2.5 million, for the acquisition of the Continental group of companies.

     On October 27, 2000, the group's ordinary shares were de-listed from the Luxembourg Stock Exchange in anticipation of the initial public offering in the United States of America of ordinary shares listed on the Nasdaq National Market System.

     On October 18, 2000, the group effected a 1-for-7.63 combination of shares (reverse stock split).

     On April 30, 2000, the 4,788,281 non-voting variable rate participating cumulative convertible preference shares converted to ordinary shares on the basis of one voting ordinary share of no par value for one preference share of no par value.

     On July 3, 1998, 1,386,632 ordinary shares of no par value were issued for a consideration of US$23.8 million which was settled in full by cash. These shares were listed on the Luxembourg Stock Exchange on the same day.

     On June 2, 1998, 560,913 ordinary shares of no par value were issued for a consideration of US$9.63 million which was settled in cash (US$9.58 million) and the balance as partial payment for the acquisition of Megatrans International Inc. These shares were listed on the Luxembourg Stock Exchange on the same day.

     On March 31, 1998, 385,901 contingently issued ordinary shares of no par value were issued, to be held in escrow, under the control of the directors, for the eventual settlement of the purchase price of Per Transport SrL. The conditions under which these shares were to be issued have not been met, and thus the shares have been transferred to Treasury and consequently have been excluded from the calculation of earnings per share figures and from the number of shares in issue.

     On March 31, 1998, 225,147 ordinary shares of no par value were issued for a consideration of US$3.06 million which was settled in cash (US$2.78 million) and the balance as partial payment for the acquisition of Per Transport SrL. These shares were listed on the Luxembourg Stock Exchange on the same day.

18. BORROWINGS

     Borrowings consist of the following (in US$000's):

                                                             AS OF JANUARY 31,
                                                             ------------------
                                                              2001       2000
                                                             -------    -------
Bank overdrafts............................................  32,609     20,158
Revolving term loan........................................  10,000         --
Long-term bank loans.......................................   3,159        393
Future acquisition installments............................  24,204      9,607
                                                             ------     ------
                                                             69,972     30,158
                                                             ======     ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The borrowings are repayable as follows (in US$000's):

                                                           AS OF JANUARY 31,
                                                           ------------------
                                                            2001       2000
                                                           -------    -------
Within one year..........................................   55,285     25,303
In the second year.......................................   10,498      2,486
In the third year........................................    4,009      1,523
In the fourth year.......................................      105        719
In the fifth year........................................       59         58
After five years.........................................       16         69
                                                           -------    -------
                                                            69,972     30,158
Less amounts due for settlement within one year (shown as
  short-term borrowings in the accompanying consolidated
  balance sheets)........................................  (55,285)   (25,303)
                                                           -------    -------
Amount due for settlement after twelve months............   14,687      4,855
                                                           =======    =======

     Analysis of borrowings by currency (in US$000's):

                                           US$       GBP     EURO      SAR     OTHER     TOTAL
                                          ------    -----    -----    -----    ------    ------
AS OF JANUARY 31, 2001
Bank overdrafts.........................  21,868    1,290    1,341      112     7,998    32,609
Revolving term loan.....................  10,000       --       --       --        --    10,000
Long-term bank loans....................      --      182       --       --     2,977     3,159
Future acquisition installments.........   9,186    1,048    2,184       --    11,786    24,204
AS OF JANUARY 31, 2000
Bank overdrafts.........................   7,001      134    2,853    4,986     5,184    20,158
Long-term bank loans....................      --      235       --       --       158       393
Future acquisition installments.........   6,998      931       --      237     1,441     9,607

     Analysis of interest rate by currency:

                                                     US$     GBP     EURO    SAR       OTHER
                                                      %       %       %       %          %
                                                     ----    ----    ----    ----    ----------
AS OF JANUARY 31, 2001
Bank overdrafts....................................  9.25    8.75    7.75    14.5    5.5 - 17.25
Long-term bank loans...............................    --    8.25     --       --           8.7
AS OF JANUARY 31, 2000
Bank overdrafts....................................  8.75     6.5    7.75    17.8    8.0 - 15.0
Long-term bank loans...............................    --     7.5     --       --           9.0

     Bank overdrafts are repayable on demand.

     Bank overdrafts at January 31, 2001 and 2000 of US$28,160,000 and US$17,909,000, respectively, are secured by trade receivables, other assets, pledged cash deposits, pledges placed over shares of certain subsidiaries or a combination of these.

     In August 2000, the group's U.S. operating company entered into a revolving credit facility with General Electric Capital Corporation which provides for up to US$29,000,000 of borrowings based on a formula of eligible accounts receivables. The credit facility matures in three years, is guaranteed by UTi and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

of the U.S. operating company and its subsidiaries. Interest is due and payable on borrowings under the credit facility based on one of the following: (i) LIBOR plus 2.75%, (ii) prior to the syndication of the loan, the latest rate for 30-day dealer placed commercial paper plus 2.75% or (iii) after such syndication, the higher of 0.50% plus (a) the base rate as published in the Wall Street Journal and (b) the federal funds rate plus 0.50% per annum. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our holding company level.

     In December 2000, the group's Hong Kong operating company entered into a revolving credit facility with Nedcor Asia Ltd. which provides for up to US$10,000,000. The credit facility is collateralized by certain deposits held by Nedcor Bank Limited. The interest rate for the loan will be charged at three month LIBOR plus 0.375% with interest being settled at the end of each three month period.

     The group has credit facilities with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc. Old Mutual plc is one of the group's principal shareholders. As of January 31, 2001, the outstanding balance under these credit facilities, including the revolving credit facility described above, was approximately $12.2 million. The group believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions in South Africa.

19. RETIREMENT BENEFIT PLANS

  Defined Contribution Plans

     In certain countries, the group operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately to those of the group, in funds under the control of trustees.

     In other countries, the qualifying employees are members of state-managed retirement benefit plans. The group is required to contribute a specified percentage of the payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the group with respect to the retirement benefit plans is to make the required contribution.

     For the years ended January 31, 2001, 2000 and 1999, the group's contributions to the above plans were US$2,109,000, US$2,322,000 and US$1,596,000, respectively.

  Defined Benefit Plans

     The group operates defined benefit plans for qualifying employees in certain countries. Under these plans employees are entitled to retirement benefits as a certain percentage of the employee's final salary on attainment of the qualifying retirement age. No other post-retirement benefits are provided.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Amounts recognized in income in respect of these plans are included in staff costs in the accompanying consolidated income statements and are as follows (in US$000's):

                                                             YEAR ENDED JANUARY 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           ------    ------    ------
Current service cost.....................................   1,123     1,174     1,172
Interest costs...........................................   1,273     1,241     1,367
Expected return on plan assets...........................  (2,011)   (2,091)   (2,206)
Net actuarial loss.......................................      99        54        74
Loss on curtailments and settlements.....................      --       311        --
                                                           ------    ------    ------
                                                              484       689       407
                                                           ======    ======    ======

     The actual return on plan assets during fiscal 2001 and 2000 was US$2,011,000 and US$1,816,000, respectively.

     The amount included as prepaid pension costs in the accompanying consolidated balance sheets arising from the group's obligation in respect of defined benefit retirement plans which are overfunded is as follows (in US$000's):

                                                           AS OF JANUARY 31,
                                                           ------------------
                                                            2001       2000
                                                           -------    -------
Present value of funded obligations......................  (10,646)   (12,342)
Unrecognized actuarial losses............................    1,959      2,550
Fair value of plan assets................................   12,984     14,380
                                                           -------    -------
                                                             4,297      4,588
                                                           =======    =======

     Movements in prepaid pension costs were (in US$000's):

                                                                YEAR ENDED
                                                               JANUARY 31,
                                                              --------------
                                                              2001     2000
                                                              -----    -----
As beginning of year........................................  4,588    3,939
Exchange differences........................................   (992)     (18)
Amounts charged to income...................................   (409)    (613)
Contributions...............................................  1,110    1,280
                                                              -----    -----
As of end of year...........................................  4,297    4,588
                                                              =====    =====

     The amount included as a liability in the accompanying consolidated balance sheets arising from the group's obligation in respect of defined benefit retirement plans which are underfunded is as follows (in US$000's):

                                                                 AS OF
                                                              JANUARY 31,
                                                              ------------
                                                              2001    2000
                                                              ----    ----
Present value of funded obligations.........................  734     607
Unrecognized actuarial (losses)/gains.......................  (52)     39
                                                              ---     ---
                                                              682     646
                                                              ===     ===

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Movements in the net liability were (in US$000's):

                                                               YEAR ENDED
                                                              JANUARY 31,
                                                              ------------
                                                              2001    2000
                                                              ----    ----
As of beginning of year.....................................  646     581
Exchange differences........................................  (31)     (5)
Amounts charged to income...................................   75      76
Contributions...............................................   (8)     (6)
                                                              ---     ---
As of end of year...........................................  682     646
                                                              ===     ===

     Key assumptions used:

                                                          YEAR ENDED JANUARY 31,
                                                          ----------------------
                                                             2001         2000
                                                              %            %
                                                          ----------    --------
Discount rate...........................................     6 - 12      6 - 12
Expected return on plan assets..........................  10.5 - 16     10 - 16
Expected rate of salary increases.......................    10 - 11     10 - 11

20. DERIVATIVE FINANCIAL INSTRUMENTS

     The group utilizes forward exchange contracts to reduce its exposure to foreign currency denominated liabilities. Foreign exchange contracts purchased are primarily denominated in the currencies of the group's principal markets. The group does not enter into derivative contracts for speculative purposes.

     At the balance sheet date the group had contracted to sell the following amounts under forward exchange contracts which all mature within 30 days of January 31, 2001 (in US$000's):

 US$    GBP   DEM   EUR   OTHER
-----   ---   ---   ---   -----
2,526   391   529   714    666

  Forward Exchange Contracts

     The carrying amounts and fair values of forward exchange contracts are as follows (in US$000's):

                                      AS OF JANUARY 31, 2001    AS OF JANUARY 31, 2000
                                      ----------------------    ----------------------
                                      CARRYING                  CARRYING
                                       AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                      --------    ----------    --------    ----------
Forward exchange contracts..........    (208)        (208)         --          (48)

21. FINANCE LEASE OBLIGATIONS

     The present values of minimum finance lease obligations are as follows (in US$000's):

                                                             AS OF JANUARY 31,
                                                             ------------------
                                                              2001       2000
                                                             -------    -------
Payable within one year....................................   2,307      2,179
Payable in the second to fifth years inclusive.............   8,672     10,504
                                                             ------     ------
                                                             10,979     12,683
                                                             ======     ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The amounts due for settlement as of January 31, 2001 are repayable in the following fiscal years (in US$000's):

2002........................................................   2,673
2003........................................................   2,208
2004........................................................   1,762
2005........................................................     386
2006........................................................     126
2007 and thereafter.........................................   9,830
                                                              ------
                                                              16,985
Less amounts representing interest..........................  (6,006)
                                                              ------
                                                              10,979
                                                              ======

     It is the group's policy to lease certain of its property, plant and equipment under finance leases. The normal lease term for plant and equipment is two to five years and the normal lease term for property varies between three and ten years. For the year ended January 31, 2001, the average effective borrowing rate for property, plant and equipment under finance leases was 14%. Interest rates usually vary during the contract period.

     The net book value of assets subject to finance leases as of January 31, 2001 and 2000 were US$11,467,000 and $13,675,000, respectively.

22. TRADE AND OTHER PAYABLES

     Trade and other payables consist of the following (in US$000's):

                                                           AS OF JANUARY 31,
                                                           ------------------
                                                            2001       2000
                                                           -------    -------
Trade payables:
  Due to agents..........................................    5,492      4,656
  Other trade payables...................................  149,000    105,379
                                                           -------    -------
Trade payables...........................................  154,492    110,035
Loans from shareholder companies.........................       --        500
Other loans..............................................    1,391        206
Other interest payable...................................      179         72
Other payables and accruals..............................   34,598     29,214
                                                           -------    -------
                                                           190,660    140,027
                                                           =======    =======

     Trade and other payables as of January 31, 2000 have been revised to reflect the adoption of IAS 10 (Revised 1999) (see Note 2).

     Trade and other payables comprise amounts outstanding for trade purchases and ongoing costs.

     The carrying amount of trade and other payables approximates their fair value.

23. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     The group's financial instruments consist mainly of cash and cash equivalents, trade and other receivables, trade payables and borrowings. The carrying amounts of cash and cash equivalents, trade and other receivables and trade payables approximate fair value because of the short maturities of these

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

instruments. The carrying amounts of bank overdrafts and the majority of other long-term borrowings approximate fair values because the interest rates are based upon variable reference rates.

     Significant portions of the group's trade receivables are from large companies. None of the group's other financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers worldwide.

24. CONTINGENT LIABILITIES

     Contingent liabilities consist of the following (in US$000's):

                                                              AS OF JANUARY 31,
                                                              ------------------
                                                               2001       2000
                                                              -------    -------
Claims......................................................     226        234
Tax.........................................................   1,054      1,054
                                                               -----      -----
                                                               1,280      1,288
                                                               =====      =====

     The subsidiary companies are subject to legal proceedings and claims, which arise in the ordinary course of its business.

     The group is one of approximately 83 defendants named in two class action lawsuits which were originally filed on September 19, 1995 and subsequently consolidated in the District Court of Brazaria County, Texas (23rd Judicial District) where it is alleged that various defendants sold chemicals that were utilized in the Gulf War by the Iraqi army which caused personal injuries to U.S. armed services personnel and their families, including birth defects. The lawsuits were brought on behalf of the military personnel who served in the Gulf War and their families and the plaintiffs are seeking in excess of $1 billion in damages. To date, the plaintiffs have not obtained class certification. The group believes they are a defendant in the suit because an entity that sold the group assets in 1993 is a defendant. The group believes it will prevail in this matter because the alleged actions giving rise to the claims occurred prior to our purchase of the assets. The group further believes that it will ultimately prevail in this matter since it never manufactured chemicals and the plaintiffs have been unable to thus far produce evidence that the group acted as a freight forwarder for cargo that included chemicals used by the Iraqi army.

     The group is involved in litigation related to its acquisition in April 1998 of Per Transport Spa, but does not expect that this litigation will have a material adverse effect on its financial condition or its results of operations.

     The tax liability is contingent upon the outcome of the interpretation of tax case law in certain countries where the group operates.

     The group carries commercial insurance, which is sufficient to cover the majority of the above matters. In the opinion of the group, the amount of ultimate liability with respect to the above matters will not materially affect the financial results or position of the group.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

25. CAPITAL COMMITMENTS

     Capital commitments consist of the following (in US$000's):

                                                              AS OF JANUARY 31,
                                                              ------------------
                                                               2001       2000
                                                              -------    -------
Contracted for but not provided in the accompanying
  consolidated balance sheets...............................   1,680      1,529
Authorized but not contracted for...........................   1,568         14
                                                               -----      -----
                                                               3,248      1,543
                                                               =====      =====

26. OPERATING LEASE ARRANGEMENTS

     At January 31, 2001, the group had outstanding commitments under non-cancelable operating leases, which fall due in the fiscal years as follows (US$000's):

2002......................................................    14,037
2003......................................................    10,776
2004......................................................     7,843
2005......................................................     5,387
2006......................................................     3,769
2007 and thereafter.......................................     7,837
                                                              ------
                                                              49,649
                                                              ======

     The subsidiary companies have obligations under various operating lease agreements ranging from one to ten years. The leases are for property, plant and equipment.

     These leases require minimum annual rentals, which are charged to the income statement. Total rent expense for fiscal 2001, 2000, and 1999 was US$18,788,000, US$16,154,000 and US$14,296,000, respectively.

27. RELATED PARTY TRANSACTIONS

  Directors' Remuneration

     Remuneration paid to directors was as follows (in US$000's):

                                                                YEAR ENDED
                                                               JANUARY 31,
                                                              --------------
                                                              2001     2000
                                                              -----    -----
Services....................................................  1,523    1,015
Directors fees..............................................     47       62

     The remuneration of directors is determined by the remuneration committee having regard to comparable market statistics.

     Certain directors have interests in companies that hold shares in UTi either directly or indirectly. The group has both loans receivable and payable with these companies, which are short-term in nature, unsecured and have an interest rate of 6%. The net amounts payable were US$nil and US$462,000 at January 31, 2001 and 2000, respectively, and are included in trade and other receivables and trade and other payables in the accompanying consolidated balance sheets.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

  Acquisition of Unitrans do Brasil Limitada

     On February 1, 1999, Union-Transport International Inc., a subsidiary company, acquired the entire issued share capital of Unitrans do Brasil Limitada, incorporated in Brazil for a consideration of US$6,700,000 settled in cash. The company was acquired from a company in which certain directors have an interest.

28. SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     The group's accounts are prepared in accordance with IAS, which differ in certain significant respects from U.S. GAAP. These differences relate principally to the following items, and the effects on net income and shareholders' equity are shown in the following tables, with references to the following descriptions. Effective February 1, 2001, the group changed its method of accounting to be in accordance with U.S. GAAP.

          (a) Valuation of Fixed Assets

          Under IAS, it is permissible to carry tangible fixed assets at revalued amounts. Tangible fixed assets may not be revalued under U.S. GAAP. The group has revalued land and buildings and the adjustment shown in the reconciliation of net income is to reverse depreciation on the revalued amount of US$24,000 for fiscal years 2001, 2000 and 1999. The adjustment shown in shareholders' equity is US$1,679,000 and US$1,427,000 (net of deferred tax and accumulated depreciation) for fiscal years 2001 and 2000, respectively.

          (b) Business Combinations

          The group has entered into a number of acquisitions in which the final purchase price is dependent upon certain performance criteria being achieved. These are usually based on future earnings, and as such, the final purchase price can only be determined as and when these criteria are met.

          Under IAS, the directors must use their best estimates to calculate the potential purchase price. To this extent, a provision is raised for the estimated future acquisition installments, which are net present valued and an appropriate interest charge raised. Under U.S. GAAP, the liability is only raised if the contingency is determinable beyond reasonable doubt. Otherwise, only once the contingency is resolved and the additional consideration is distributable, should the acquiring company record the current fair value of the consideration issued or issuable as additional cost of the acquired company.

          The adjustment shown in the reconciliation of net income is to reverse the amortization on the goodwill and the interest arising from the future acquisition installments of US$2,520,000, US$998,000 and US$324,000 for fiscal 2001, 2000 and 1999 respectively. The adjustment in the reconciliation of shareholders' equity is the cumulative effect of US$3,894,000 and US$1,373,000 for fiscal 2001 and 2000, respectively.

          Under IAS for acquisitions prior to 1995, goodwill arising from business combinations was written off against issued capital. In terms of U.S. GAAP, this goodwill would have been amortized to reduce distributable reserves. The effect of this adjustment would be to reduce distributable reserves and increase issued capital by US$40,115,000. There is no impact on total shareholders' equity.

          (c) Pension Plan Accounting

          The measurement techniques for valuing the obligations and assets of defined benefit plans and the related amounts recognized as expenses and income for IAS and U.S. GAAP are the same except for the recognition of prior service cost. There is no prior service cost and thus no adjustment is necessary.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

          The transition requirements of implementing Statement of Financial Accounting Standards ("SFAS") No. 87 "Employers' Accounting for Pensions" ("SFAS 87") gives rise to an adjustment of US$34,000 in fiscal 1999, which is the last year of the ten-year transition allowance. The adjustment shown in the reconciliation of shareholders' equity is the cumulative effect of US$34,000 as of January 31, 2001 and 2000.

          (d) Premium on Forward Exchange Contracts Amortization

          Under U.S. GAAP the premium on a forward exchange contract should be amortized over the life of the contract. This is not required under IAS. The relating adjustment is a charge of US$23,000 and US$15,000 for fiscal 2000 and 1999, respectively. There is no adjustment for fiscal 2001. The adjustment in the reconciliation of shareholders' equity is the cumulative effect of US$38,000 for both fiscal 2001 and 2000.

          (e) Loan to Share Incentive Trust

          The group records a loan in the amount of US$1,270,000 to an executive share incentive trust in other non-current assets. Under U.S. GAAP this loan is eliminated upon consolidation of the trust and the cost of unreleased shares, which is equal to the amount of the loan, is reflected as a reduction to shareholders' equity.

          (f) Dividends on Contingently Issued Shares

          Under U.S. GAAP, dividends payable on contingently issued shares paid to an escrow agent, should be accounted for according to the accounting for the shares. Thus, until the disposition of the shares in escrow is resolved, payments to the escrow agent should not be recorded as dividends distributed. The adjustment shown in the reconciliation of shareholders' equity is the cumulative effect of US$113,000 as of January 31, 2001 and 2000.

          (g) Compensation Costs

          Under U.S. GAAP, compensation cost must be recorded for stock awards, and in cases of stock option grants, if the market price of the ordinary shares exceeds the exercise price of the options. These amounts are US$3,844,000, US$1,401,000 and US$1,221,000 for fiscal 2001, 2000 and 1999, respectively. Included in the US$3,844,000 recorded in fiscal 2001 is US$2,264,000 relating to the final distribution by a trust established by one of our shareholders of 138,364 shares to eight employees.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The following statements summarize the significant adjustments to net income and shareholders' equity which would be required if the financial statements had been prepared under U.S. GAAP (in US$000's, except per share amounts).

                                                                      YEAR ENDED JANUARY 31,
                                                                    --------------------------
        RECONCILIATION OF NET INCOME TO U.S. GAAP           NOTE     2001      2000      1999
        -----------------------------------------           ----    ------    ------    ------
Net income determined under International Accounting
  Standards...............................................          19,753    17,078    14,574
Adjustments in respect of:
  Depreciation on revaluation of fixed assets.............    a         24        24        24
  Business combinations...................................    b      2,520       998       324
  Transition adjustment on defined benefit plans..........    c         --        --        34
  Premium on forward exchange contracts amortized.........    d         --        23        15
  Compensation costs......................................    g     (3,844)   (1,401)   (1,221)
  Deferred tax on U.S. GAAP adjustments...................              --       (29)       --
                                                                    ------    ------    ------
          Total effect of U.S. GAAP adjustments...........          (1,300)     (385)     (824)
                                                                    ------    ------    ------
Net income determined under U.S. GAAP.....................          18,453    16,693    13,750
                                                                    ======    ======    ======
Earnings per share under U.S. GAAP:
  Basic earnings per share (US$)..........................            0.95      1.12      0.97
  Diluted earnings per share (US$)........................            0.88      0.86      0.74

                                                                      AS OF JANUARY 31,
                                                                      ------------------
    RECONCILIATION OF SHAREHOLDERS' EQUITY TO U.S. GAAP       NOTE     2001       2000
    ---------------------------------------------------       ----    -------    -------
Shareholders' equity determined under International
  Accounting Standards......................................          185,430    107,431
Adjustments in respect of:
  Revaluation of fixed assets...............................    a      (1,679)    (1,427)
  Business combinations.....................................    b       3,894      1,373
  Transition adjustment on defined benefit plans............    c          34         34
  Premium on forward exchange contracts amortized...........    d          38         38
  Share incentive plan -- cost of unreleased shares.........    e      (1,270)    (1,270)
  Dividends on contingently issued shares held in escrow....    f         113        113
  Translation adjustment on U.S. GAAP adjustments...........              957      1,139
  Deferred tax on U.S. GAAP adjustments.....................              (29)       (29)
                                                                      -------    -------
          Total effect of U.S. GAAP adjustments.............            2,058        (29)
                                                                      -------    -------
Shareholders' equity determined under U.S. GAAP.............          187,488    107,402
                                                                      =======    =======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

                                                                 YEAR ENDED JANUARY 31,
                                                         --------------------------------------
                                                            2001          2000          1999
                                                         ----------    ----------    ----------
Basic earnings per share denominator:
  Ordinary number of shares outstanding under IAS......  20,227,299    15,259,099    14,470,708
  Less: unallocated shares held in share incentive
     trusts............................................    (882,263)     (996,343)   (1,102,269)
                                                         ----------    ----------    ----------
  Ordinary shares outstanding for U.S. GAAP............  19,345,036    14,262,756    13,368,439
                                                         ==========    ==========    ==========
Diluted earnings per share denominator:
  Ordinary shares outstanding for basic U.S. GAAP......  19,345,036    14,262,756    13,368,439
  Non-voting variable rate participating cumulative
     convertible preference shares -- weighted.........   1,197,070     4,788,281     4,788,281
Incremental shares required for diluted earnings per
  share................................................     511,326       304,710       353,697
                                                         ----------    ----------    ----------
Diluted shares outstanding for U.S. GAAP...............  21,053,432    19,355,747    18,510,417
                                                         ==========    ==========    ==========
Preference dividend declared on preference shares
  (US$000's)...........................................          --           730           730
                                                         ==========    ==========    ==========

  Consolidated Statements of Comprehensive Income (in US$000's)

                                                            YEAR ENDED JANUARY 31,
                                                          ---------------------------
                                                           2001       2000      1999
                                                          -------    ------    ------
Net income determined under U.S. GAAP...................   18,453    16,693    13,750
Other comprehensive income, net of tax:
  Foreign exchange translation adjustments..............  (13,880)     (821)   (9,422)
                                                          -------    ------    ------
Comprehensive income....................................    4,573    15,872     4,328
                                                          =======    ======    ======

  Income Tax Expense

     The additional U.S. GAAP disclosures relating to income tax expense are included in the tables below (in US$000's):

                                                STATE USA    FEDERAL USA    OTHER FOREIGN    TOTAL
                                                ---------    -----------    -------------    ------
YEAR ENDED JANUARY 31, 2001
Current.......................................      --            45            6,032         6,077
Deferred......................................      --            --              131           131
Other.........................................      --            --               --            --
                                                  ----          ----           ------        ------
                                                                  45            6,163         6,208
                                                  ====          ====           ======        ======
YEAR ENDED JANUARY 31, 2000
Current.......................................      --            97            3,634         3,731
Deferred......................................      --            --           (2,188)       (2,188)
Other.........................................      --            --               80            80
                                                  ----          ----           ------        ------
                                                    --            97            1,526         1,623
                                                  ====          ====           ======        ======
YEAR ENDED JANUARY 31, 1999
Current.......................................      37            --            2,261         2,298
Deferred......................................     (66)         (322)           1,144           756
Other.........................................      --            --              166           166
                                                  ----          ----           ------        ------
                                                   (29)         (322)           3,571         3,220
                                                  ====          ====           ======        ======

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

  Deferred Taxation

     Under IAS, the group discloses the total deferred tax assets and liabilities as non-current. Under U.S. GAAP, these should be allocated between non-current and current. The following table presents such allocation of deferred tax assets and liabilities along with the calculation of the deferred tax amounts using U.S. GAAP (in US$000's):

                                                             AS OF JANUARY 31,
                                                             ------------------
                                                              2001       2000
                                                             -------    -------
Gross deferred tax assets:
  Allowance for doubtful receivables.......................   1,527      1,610
  Accruals not currently deductible........................   2,346      2,501
  Property, plant and equipment............................      --        232
  Goodwill.................................................   1,377        398
  Net operating loss carryforward..........................   2,234      2,311
  Other....................................................     338        669
                                                             ------     ------
          Total gross deferred tax assets..................   7,822      7,721
                                                             ------     ------
Gross deferred tax liabilities:
  Property, plant and equipment............................    (143)        --
  Retirement benefit obligations...........................  (1,342)    (1,891)
  Other....................................................    (668)      (121)
                                                             ------     ------
          Total gross deferred tax liabilities.............  (2,153)    (2,012)
                                                             ------     ------
Valuation allowance........................................  (4,575)    (4,846)
                                                             ------     ------
Net deferred tax asset under U.S. GAAP.....................   1,094        863
                                                             ======     ======

     The reduction in the valuation allowance is mainly due to the utilization of tax loss carryforwards that were previously not recognized for deferred tax and the recognition of certain deferred tax assets that were previously not recognized.

  Reconciliation of Taxation (in US$000's)

                                                              YEAR ENDED JANUARY 31,
                                                             ------------------------
                                                             2001      2000     1999
                                                             -----    ------    -----
Holding company statutory taxation.........................     --        --       --
Foreign taxation differential..............................  5,043     4,295    2,351
                                                             -----    ------    -----
Statutory taxation.........................................  5,043     4,295    2,351
Non-deductible expenses....................................  1,479       659      360
Increase in taxation rates.................................     --        60       --
Change in valuation allowance..............................   (271)   (2,912)     (19)
Recognition of tax losses..................................   (705)     (798)      --
Other taxation.............................................    662       319      528
                                                             -----    ------    -----
Effective taxation.........................................  6,208     1,623    3,220
                                                             =====    ======    =====

  Pension and Other Post-Retirement Benefits -- Transition Asset/(Obligation)

     For the purposes of reconciling the group's net income and shareholders' equity to U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" ("SFAS 87") has been adopted as of February 1, 1996. Due to the unavailability of actuarial information relating to earlier periods, it was not feasible to apply SFAS 87 on the effective date specified in the standard.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The transition asset/(obligation) period of ten years expired prior to the January 31, 2001 year-end and thus no additional information is required.

  Retirement Benefit Information

     The group operates defined benefit plans for qualifying employees in certain countries. Under these plans employees are entitled to retirement benefits as a certain percentage of the employee's final salary on attainment of the qualifying retirement age. No other post-retirement benefits are provided.

     The following tables, based on the latest valuations, summarizes the funded status and amounts which would be recognized in the group's financial statements under SFAS 87 for defined benefit plans for the group (in US$000's).

                                                                 YEAR ENDED
                                                                JANUARY 31,
                                                              ----------------
                                                               2001      2000
                                                              ------    ------
Change in projected benefit obligations:
  Projected benefit obligation at beginning of year.........  12,949    11,771
  Service cost..............................................     853       863
  Plan participants contributions...........................     269       311
  Interest cost.............................................   1,273     1,241
  Loss on projected benefit obligations.....................      89     1,082
  Transfer to liability due to settlement...................      --    (1,442)
  Benefits paid.............................................  (1,453)   (1,669)
  Foreign exchange translation adjustment...................  (2,600)      792
                                                              ------    ------
          Projected benefit obligations at end of year......  11,380    12,949
                                                              ======    ======

                                                              YEAR ENDED JANUARY 31,
                                                              ----------------------
                                                                 2001         2000
                                                              ----------    --------
Change in plan assets:
  Fair value of plan assets at beginning of year............     14,380      13,519
  Actual return on plan assets..............................      2,011       1,816
  Employer contributions....................................        849         968
  Benefits paid.............................................     (1,453)       (298)
  Transfer to liability due to settlement...................         --      (1,442)
  Plan participants contributions...........................        269      (1,054)
  Foreign exchange translation adjustment...................     (3,072)        871
                                                              ---------     -------
  Fair value of plan assets at end of year..................     12,984      14,380
                                                              =========     =======
  Reconciliation of funded status and net amount recognized
     in the accompanying consolidated balance sheets:
     Funded status..........................................      1,604       1,431
     Impact of settlement...................................         --        (302)
     Unrecognized net loss..................................      2,010       2,813
                                                              ---------     -------
          Net amount recognized.............................      3,614       3,942
                                                              =========     =======
  Weighted average assumptions at end of year:
  Discount rate.............................................     6 - 12%     6 - 12%
  Rate of increase in future compensation levels............    10 - 11%    10 - 11%
  Expected long-term rate of return on assets...............  10.5 - 16%    10 - 16%

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Net periodic pension expense consists of (in US$000's):

                                                             YEAR ENDED JANUARY 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           ------    ------    ------
Service cost component...................................     853       863       805
Plan participants contributions..........................     269       311       367
Interest cost component..................................   1,273     1,241     1,367
Expected return on assets................................  (2,011)   (2,091)   (2,206)
Loss on settlements......................................      --       311        --
Amortization of:
  Unrecognized net loss..................................     100        54        74
  Unrecognized net transition asset......................      --        --       (34)
                                                           ------    ------    ------
          Net periodic pension expense...................     484       689       373
                                                           ======    ======    ======

  Share Incentive Plans

     Summary of the Union-Transport Share Incentive Plan

     In September 1997, the group's Board of Directors (the "Board") approved the Union-Transport Share Incentive Plan (the "Plan"). For the purpose of the Plan, the Board established the Union-Transport Share Incentive Trust (the "Trust"). Officers, employees and non-executive directors ("Participants") selected by the Board are offered the opportunity to enter into an agreement with the Trust to acquire ordinary shares ("Plan Shares").

     Under the Plan, ordinary shares are sold by the Trust to Participants upon the Participant's execution of a contract of sale, but the purchase price for the shares is not payable immediately. Under the terms of the Plan, the purchase price is payable by a Participant for Plan Shares and shall not be less than $9.69 per share or the middle market price at which the ordinary shares traded on the Luxembourg Stock Exchange on the day immediately preceding the day of acceptance of the offer by the Participant. Once a Participant has accepted the offer to purchase shares, the trustee pays for the shares at the offer price and establishes a Participant loan ("share debt") for the total purchase price, which is repayable by the Participant to the Trust.

     Plan Shares are registered in the names of the Participants and are pledged in favor of the Trust as security for payment of the share debt for the purchase of the Plan Shares. A Participant's share debt bears interest at such rate (if any) as may from time to time be determined by the Board. Dividends on Plan Shares are paid to the Trust and are applied in the following manner: in payment of interest on the share debt; in payment to the Trust for reduction of share debt (to such extent as the Board may determine); and, as to any balance, to the relevant Participant.

     Unless the Board determines otherwise, Plan Shares may not be released to a Participant from the Plan or from pledge to the Trust unless the share debt in respect of such Plan Shares has been fully discharged. Provided that the related share debt is discharged, Plan Shares are released at the rate of 25% per year beginning on December 1, on the fourth anniversary of the date of acceptance of the offer to acquire Plan Shares. Except in the case of death or retirement, the termination of a Participant's employment with the group results in forfeiture of any Plan Shares not capable of being released at the date of termination.

     The remaining shares are available for future awards to Plan Participants. Under U.S. GAAP and in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"), total compensation cost related to the Plan would have been US$131,000, US$131,000 and US$129,000, respectively, for the fiscal years 2001, 2000 and 1999, with corresponding increases to issued capital.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The group applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") in accounting for the Plan. Accordingly, no compensation expense has been recognized under the fair value method; however, the group has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for Plan Shares awarded under the Plan been determined based on their fair value at the grant date together with the other plans described herein, the group's net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

     A summary of Plan activity is as follows:

                                                        YEAR ENDED JANUARY 31,
                                                   --------------------------------
                                                     2001        2000        1999
                                                   --------    --------    --------
Unvested shares at beginning of year.............   130,406     117,300     114,679
Shares granted...................................        --      13,106       2,621
Shares returned..................................    (2,949)         --          --
                                                   --------    --------    --------
Unvested shares at end of year...................   127,457     130,406     117,300
Shares available for future grants at end of
  year...........................................     3,604         655      13,761
                                                   --------    --------    --------
          Total shares held in Trust at end of
            year.................................   131,061     131,061     131,061
                                                   ========    ========    ========
Weighted average grant-date fair value of granted
  shares.........................................  US$   --    US$ 6.41    US$ 8.24
                                                   ========    ========    ========

     Summary of the Executive Share Plan

     The group's Executive Share Plan was established in 1994 in the form of a Guernsey Island trust for the benefit of the group's directors and executive managers. A liaison committee consisting of the group's Chief Executive Officer and two other individuals makes recommendations to the trustee of the trust as to how options should be granted under this plan. With the consent of the liaison committee, the trustee has the right to amend or terminate the plan.

     Options granted by the trust generally vest in four annual increments of 25% each starting on either the third or fourth anniversaries of the grant date. Options vest only as long as participants remain employees. Until such time as the options have vested, all bonuses earned by a participant are paid directly to the trust to pay the option exercise price, unless the trustee decides to exempt such bonus after consultation with the group.

     The exercise price is set by the trustee with the group's consent and cannot be less than 40% of the fair market value of the granted shares on the grant date. Options expire if not exercised by the seventh anniversary of the grant date. Options may not be assigned by participants to any person without the consent of the trustee.

     Under U.S. GAAP and in accordance with APB 25, total compensation cost related to the Executive Share Plan would have been US$141,000, US$276,000 and US$270,000, respectively, for the fiscal years 2001, 2000 and 1999, with corresponding increases to issued capital.

     The group applies the intrinsic value-based methodology in accordance with APB 25 permitted by SFAS 123 in accounting for the share options granted under the Executive Share Plan. No compensation expense has been recognized under the fair value method; however, the group has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the shares awarded under the Executive Share Plan been determined based on their fair value at the grant date together with the other plans described herein, the group's net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     A summary of the Executive Share Plan option activity is as follows:

                                                         EXECUTIVE SHARE PLAN
                                                       -------------------------
                                                                       WEIGHTED
                                                                       AVERAGE
                                                         OPTIONS       EXERCISE
                                                       OUTSTANDING    PRICE(US$)
                                                       -----------    ----------
Balance at February 1, 1998..........................    434,832         2.29
  Options granted....................................         --
  Options exercised..................................    (10,534)        2.82
  Options cancelled/forfeited........................         --
                                                         -------
Balance at January 31, 1999..........................    424,298         2.29
  Options granted....................................         --
  Options exercised..................................    (30,100)        1.98
  Options cancelled/forfeited........................         --
                                                         -------
Balance at January 31, 2000..........................    394,198         2.29
  Options granted....................................         --
  Options exercised..................................    (30,600)        2.28
  Options cancelled/forfeited........................         --
                                                         -------
Balance at January 31, 2001..........................    363,598         2.30
Shares available for future option grants at January
  31, 2001...........................................    242,108
                                                         -------
Total shares held in trust at January 31, 2001.......    605,706
                                                         =======
Options exercisable at January 31, 2001..............    329,752         2.18
                                                         =======

     A summary of stock options outstanding and exercisable as of January 31, 2001 is as follows:

                                  OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                          ------------------------------------   ----------------------
                                         WEIGHTED     WEIGHTED                 WEIGHTED
                                          AVERAGE     AVERAGE                  AVERAGE
                            NUMBER       REMAINING    EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES  OUTSTANDING   LIFE(YEARS)    PRICE     EXERCISABLE    PRICE
------------------------  -----------   -----------   --------   -----------   --------
US$1.98 - US$2.59.......    308,918         0.4       US$2.01      299,431     US$2.00
US$3.89 - US$4.96.......     54,680         2.7       US$3.95       30,321     US$4.00

     Summary of the Uniserv Share Incentive Plan

     Under the Uniserv Share Incentive Plan, stock options to purchase ordinary shares of an investor company (Uniserv) were granted to certain directors and executives of the group. The Uniserv Share Incentive Plan was established in 1987 in the form of a Guernsey Island trust. A liaison committee, consisting of the Chairman of Uniserv and certain principal shareholders, makes recommendations to the trustee of the trust as to how options should be granted under this plan. With the consent of the liaison committee, the trustee has the right to amend or terminate the plan.

     Options granted by the trust generally vest in three annual increments of 33.3% each starting on the third anniversary of the grant date. Options vest only as long as participants remain employees of the group. At January 31, 2001, there were 70,000 options exercisable for Uniserv shares at a weighted average exercise price of $0.26 per share.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     The exercise price is set by the trustee with the group's consent and cannot be less than 100% of the fair market value of the granted shares on the grant date. Options expire if not exercised by the seventh anniversary of the grant date. Options may not be assigned by participants to any person without the consent of the trustee.

     Under U.S. GAAP and in accordance with APB 25, no compensation would have been recognized for fiscal years 2001, 2000 and 1999. The group applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Uniserv Share Incentive Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the group's net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

     Summary of the 2000 Stock Option Plan

     The group's 2000 Stock Option Plan, created in fiscal 2001, provides for the issuance of options to purchase ordinary shares to the group's directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,359,109 shares are reserved for issuance under the plan, subject to adjustments.

     The exercise price of an incentive stock option cannot be less than 100% of the fair market value of an ordinary share on the grant date, and the exercise price in case of any non-statutory stock option shall not be less than 85% of the fair market value on the grant date. No person who owns more than 10% of the total combined voting power of the group's ordinary shares may receive options unless the exercise price is at least 110% of the fair market value of a share on the grant date. All options issued under the plan have terms of ten years or less. The 2000 Stock Option Plan terminates on March 7, 2010. During the year ended January 31, 2001, activity in the 2000 Stock Option Plan was as follows:

                                                        2000 STOCK OPTION PLAN
                                                       -------------------------
                                                                       WEIGHTED
                                                                       AVERAGE
                                                         OPTIONS       EXERCISE
                                                       OUTSTANDING    PRICE(US$)
                                                       -----------    ----------
Balance at beginning of year.........................          --
Options granted......................................   1,456,157       13.77
Options vested.......................................          --
Options forfeited....................................     (17,040)      14.29
                                                        ---------
Balance at end of year...............................   1,439,117       13.76
Shares available for future grant....................     919,992
                                                        ---------
Total shares reserved for issuance...................   2,359,109
                                                        =========
Options exercisable at January 31, 2001..............          --
                                                        =========
Weighted average grant-date fair value of options
  granted............................................   US$  8.40
                                                        =========

     Under U.S. GAAP and in accordance with APB 25, no compensation would have been recognized for fiscal years 2001, 2000 and 1999. The group applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the 2000 Stock Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein,

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

the group's net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

     Summary of Non-Employee Directors Stock Option Plan

     The group's Non-Employee Directors Stock Option Plan provides for the issuance of options to purchase ordinary shares to each of the group's non-employee directors. Under this plan, three non-employee directors received initial grants of options to purchase a total of 33,000 ordinary shares, with exercise prices ranging from US$12.97 to US$17.25 per share. As new non-employee directors are added to the Board, they will each receive on the day they join the Board an initial grant of options to purchase 15,000 ordinary shares. This plan also provides that each non-employee director is to be granted options to purchase 3,000 ordinary shares on the date of each of the group's annual meetings, commencing with the 2001 annual shareholders meeting. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

     Options granted under the plan vest in three annual increments, beginning one year from the grant date. The option exercise price is equal to the fair market value of the underlying ordinary shares as of the grant date. Options granted under the plan expire 10 years from the grant date unless terminated earlier as provided for in the plan. A summary of activity under this plan for the year ended January 31, 2001 is as follows:

                                                         NON-EMPLOYEE DIRECTORS
                                                           STOCK OPTION PLAN
                                                       --------------------------
                                                                       WEIGHTED
                                                                        AVERAGE
                                                         OPTIONS       EXERCISE
                                                       OUTSTANDING    PRICE (US$)
                                                       -----------    -----------
Balance at beginning of year.........................          --
Options granted......................................      33,000        14.86
Options vested.......................................          --
Options forfeited....................................          --
                                                        ---------
Balance at end of year...............................      33,000        14.86
                                                        =========
Shares available for future grant....................     367,000
                                                        =========
Total shares held in Trust...........................     400,000
                                                        =========
Options exercisable at January 31, 2001..............          --
                                                        =========
Weighted average grant-date fair value of options
  granted............................................   US$  7.48
                                                        =========

     Under U.S. GAAP and in accordance with APB 25, no compensation would have been recognized for fiscal years 2001, 2000 and 1999. The group applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Non-Employee Directors Stock Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the group's net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     Pro Forma Disclosure

     The group has adopted the disclosure-only provisions of SFAS 123. Had compensation cost been determined under the fair value method, share options awarded under the plans, the group's net income, basic earnings per share and the diluted earnings per share would have been as follows (in US$000's, except per share amounts):

                                                             YEAR ENDED JANUARY 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           ------    ------    ------
U.S. GAAP, net income as reported........................  18,453    16,693    13,750
Pro forma U.S. GAAP net income...........................  15,825    16,517    13,576
U.S. GAAP basic earnings per share as reported (US$).....    0.95      1.12      0.97
U.S. GAAP diluted earnings per share as reported (US$)...    0.88      0.86      0.74
Pro forma U.S. GAAP basic earnings per share (US$).......    0.82      1.11      0.96
Pro forma U.S. GAAP diluted earnings per share (US$).....    0.75      0.85      0.73

     The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under the Black-Scholes method using the following weighted average assumptions:

Risk free interest rate.....................................       6%
Expected life...............................................  5 years
Expected volatility.........................................      48%
Expected dividends..........................................       1%

     Summary of the Phoenix Gratuity Share Plan

     The Phoenix Gratuity Share Plan was established in May 2000 in the form of a Guernsey Island trust as the successor to certain aspects of a previously established Guernsey Island trust. The beneficiaries of this trust include present and former employees and directors of the group and the present and former employees of any other company in which the group has a direct or indirect shareholder interest and which the group directly or indirectly controls. The class of eligible beneficiaries specifically excludes United States persons and trusts established for the benefit of United States persons. No part of the income or capital of this trust may be paid or accumulated for the benefit of any United States person or trust for the benefit of any United States person. A total of 204,592 of the group's issued ordinary shares were transferred from a predecessor trust to the Phoenix Gratuity Share Plan in May 2000.

     No person may claim any right to the trust's property or to any trust account or any rights to information with respect to the trust prior to the trust's expiration or the expiration of respective accounts, unless the trustees determine otherwise.

     The trustees have all powers with regard to all trust property, including voting and all other rights and powers with respect to the group's ordinary shares held in the trust, subject to the written consent of the Council of Protectors of the trust. The Council of Protectors of the trust includes certain principal shareholders of the group.

     Under U.S. GAAP and in accordance with APB 25, compensation cost related to share awards would have been US$3,680,000, US$994,000 and US$822,000 for the fiscal years 2001, 2000 and 1999, respectively, with corresponding increases to issued capital.

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

     A summary of the share activity related to the Phoenix Gratuity Share Plan (including its predecessor plan) is as follows:

                                                        YEAR ENDED JANUARY 31,
                                                   --------------------------------
                                                     2001        2000        1999
                                                   --------    --------    --------
Unvested shares at beginning of year.............        --          --          --
Shares granted...................................   228,974      75,826      52,147
Shares vested....................................  (228,974)    (75,826)    (52,147)
                                                   --------    --------    --------
Unvested shares at end of year...................        --          --          --
                                                   --------    --------    --------
Shares available for future grants...............        --     228,974     304,801
                                                   --------    --------    --------
          Total shares held in trust.............        --     228,974     304,801
                                                   ========    ========    ========
Weighted average grant-date fair value of granted
  shares.........................................  US$16.07    US$13.12    US$15.79
                                                   ========    ========    ========

     Shares Held in Employer Stock Benefit Trusts

     Under U.S. GAAP, the market value of unallocated ordinary shares held in the trusts related to the Plan and the Executive Share Plan, as well as the market value of unallocated ordinary shares in the Phoenix Gratuity Share Plan (including its predecessor plan), would be recorded in the consolidated balance sheets and presented as an offset to issued capital. The excess of market value over cost of the ordinary shares would be recorded as an addition to issued capital. The resulting net impact to total shareholders' equity as determined under U.S. GAAP would have been a decrease by US$1,270,000 in each of fiscal years 2001 and 2000 as compared to those amounts determined under IAS.

     The ordinary shares held by the trusts which had not been awarded to participants, or where the group had not committed to release the shares because the related share debt had not been discharged by the participant, have been excluded from the denominator in computing basic earnings per share under U.S. GAAP. Dilutive potential ordinary shares have been included in the denominator in computing diluted earnings per share under U.S. GAAP.

     Summary of 2000 Employee Share Purchase Plan

     The group's 2000 Employee Share Purchase Plan provides the group's employees (including employees of selected subsidiaries where permitted under local law) with an opportunity to purchase ordinary shares through accumulated payroll deductions. A total of 400,000 shares are reserved for issuance under this plan, subject to adjustments as provided for in the plan.

     Employees in selected subsidiaries who have worked for the group for a year or more are eligible to participate in the plan. Eligible employees become plan participants by completing subscription agreements authorizing payroll deductions which are used to purchase the ordinary shares. The plan is administered in quarterly offering periods and the first offering period will commence May 1, 2001. The purchase price shall be the lower of 85% of the fair market value of our ordinary shares on either the first or last day of each offering period. Employee payroll deductions cannot exceed 10% of a participant's current compensation and are subject to an annual maximum of US$25,000.

  Other Operating Expenses

     Included in other operating expenses are facilities and communication costs for the years ended January 31, 2001, 2000 and 1999 of US$34,500,000, US$27,800,000 and US$24,400,000, respectively. In addition, other operating expenses is comprised of selling, general and administrative costs. Included in other operating expenses is a credit of US$1,500,000 in fiscal 2000, which represents a reimbursement of fees from

                               UTI WORLDWIDE INC.

              FOR THE YEARS ENDED JANUARY 31, 2001, 2000 AND 1999

the group's satellite communications supplier. Although the occurrence of this is infrequent, the expectation is that it could reoccur in the future.

  Banking Facilities

     The group's credit facilities at January 31, 2001 allow for borrowings of up to US$64,900,000, depending on available receivables and other restrictions. Borrowings under these facilities totaled US$32,600,000 as of January 31, 2001. Of the total borrowings, US$28,160,000 was secured by grants of security interests in accounts receivable and other assets. Due to the global nature of the group, a number of financial institutions are utilized to provide the above-mentioned facilities. Consequently, the uses of these facilities are normally restricted to the country in which they are offered.

  Segment Reporting Disclosure

     Under U.S. GAAP, the group would disclose the basis for attributing revenues from external customers to individual countries in its segmental reporting disclosure. This additional disclosure follows.

     For segmental reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula.

  Pro Forma Earnings per Share Disclosure

     The additional disclosure required under U.S. GAAP related to the conversion on April 30, 2000 of 4,788,281 of non-voting variable rate participating cumulative convertible preference shares into ordinary shares is a pro forma earnings per share calculation for the year ended January 31, 2000 as if the conversion had taken place on February 1, 1999. If this conversion had taken place on February 1, 1999, the basic and diluted earnings per share for the year ended January 31, 2000 would have been US$0.88 and $0.86, respectively, using a weighted average number of 19,051,037 (basic) and 19,355,747 (diluted) ordinary shares outstanding.

  New Accounting Standards under U.S. GAAP

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet at fair value. SFAS 133 becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" ("SFAS 137") and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133" ("SFAS 138"). The group adopted SFAS 133, SFAS 137 and SFAS 138 on February 1, 2001 and their adoption did not have a material impact on the group's financial position or results of operations.

     In December 1999, the Securities and Exchange Commission (the "SEC") published Staff Accounting Bulletin No. 101 -- Revenue Recognition in Financial Statements ("SAB 101") effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 provides guidance in applying generally accepted accounting principles to selected revenue recognition in financial statements. The group adopted SAB 101 in the fourth quarter of fiscal 2001 and its adoption did not have a material effect on the group's existing revenue recognition policies.

                                                                     SCHEDULE II

                               UTi WORLDWIDE INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                       ALLOWANCE FOR DOUBTFUL RECEIVABLES
                                   (US$000'S)

                              BALANCE AT      AMOUNTS        CHARGES                 FOREIGN
                             BEGINNING OF    CHARGED TO    AGAINST THE              CURRENCY      BALANCE AT
  YEAR ENDED JANUARY 31,         YEAR         EXPENSE        RESERVE      OTHER    TRANSLATION    END OF YEAR
  ----------------------     ------------    ----------    -----------    -----    -----------    -----------
       2001................    $11,303         $4,602        $(3,698)     $ 55       $(1,106)       $11,156
       2000................      8,294          5,510         (2,553)      705          (653)        11,303
       1999................      7,084          3,283         (2,089)      355          (339)         8,294

     Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in our financial statements.

                               INDEX TO EXHIBITS

EXHIBIT                            DESCRIPTION
-------                            -----------
  1.1      Memorandum of Association of the Company**
  1.2      Articles of Association of the Company
  4.1      Form of Employment Agreement between Mr. Wessels and the
           Company*
  4.2      Form of Employment Agreement between Mr. MacFarlane and the
           Company*
  4.3      Form of Employment Agreement between Mr. Thorrington and the
           Company*
  4.4      Form of Employment Agreement between Mr. Draper and the
           Company*
  4.5      Registration Rights Agreement between PTR Holdings, Inc., UT
           Holdings Inc. and the Company.*
  4.6      Credit Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Logistics Inc., Union-Transport Brokerage Corp., Vanguard
           Cargo Systems, Inc., UT Services, Inc., General Electric
           Capital Corporation and Lenders dated August 15, 2000*
  4.7      2000 Stock Option Plan*
  4.8      Non-Employee Directors Stock Option Plan*
  4.9      Continuing Guaranty between Registrant and General Electric
           Capital Corporation dated August 15, 2000*
  4.10     Security Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Brokerage Corporation, UT Services, Inc., Union-Transport
           Logistics Inc., Vanguard Cargo Systems, Inc. and General
           Electric Capital Corporation dated August 15, 2000*
  4.11     Pledge Agreement between Union-Transport Corporation,
           Union-Transport (U.S.) Holdings, Inc., Union-Transport
           Brokerage Corporation, UT Services, Inc., Union-Transport
           Logistics Inc., Vanguard Cargo systems, Inc. and General
           Electric Capital Corporation dated August 15, 2000*
  4.12     Strategic Alliance Agreement between the Registrant and i2
           Technologies BV dated December 15, 1999+*
  4.13     Software License Agreement between the Registrant and i2
           Technologies BV dated December 15, 1999+*
  4.14     Asset Purchase Agreement between Continental Air Express
           (HK) Limited, Continental Container Lines Limited,
           Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok
           Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert
           Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak
           Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and
           Registrant dated August 25, 2000+*
  4.15     Asset Purchase Agreement between Continental Container Line,
           Inc., Continental Cargo Logistics Inc. (New York
           corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng
           Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis
           Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan
           Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen
           dated August 25, 2000+*
  4.16     Bridge Financing Facility Agreement between Gensec Ireland
           Limited and the Registrant dated August 25, 2000, as
           amended*
  4.17     Form of Severance Agreement between the Registrant and its executive officers*
  4.18     Amendment to Asset Purchase Agreement between Continental
           Air Express (HK) Limited, Continental Container Lines
           Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David,
           Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello,
           Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau
           Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and
           Registrant**
  4.19     Incentive Share Purchase Agreement between the Registrant
           and Alan C. Draper dated September 25, 2000**

EXHIBIT                            DESCRIPTION
-------                            -----------
  4.20     2000 Employee Share Purchase Plan*
  4.21     Form of Underwriting Agreement, as amended**
  4.22     Credit Facility between Nedcor Bank Limited and
           Union-Transport Inc. dated January 2, 1997*
  4.23     Amendment to January 2, 1997 Credit Facility between Nedcor
           Bank Limited and Union-Transport Inc. dated January 27,
           1997*
  4.24     Assignment and Security Agreement between Nedcor Bank
           Limited and Union-Transport Corporation dated February 21,
           1997*
  4.25     Credit Facility between Nedcor Bank Limited and
           Union-Transport Inc. dated June 10, 1998*
  4.26     Credit Facility between Nedcor Bank Limited and
           Union-Transport International Inc. dated June 10, 1998*
  4.27     Credit Facility between Nedcor Asia Ltd., Hong Kong and UTi
           (HK) Limited dated December 4, 2000
  8.1      Subsidiaries of the Registrant***
 10.1      Independent Auditors' Consent

---------------
  * Filed as part of the Company's Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

 ** Filed as part of Amendment No. 1 to the Company's Registration Statement on
    Form F-1 (No. 333-47616) on October 30, 2000.

*** Incorporated by reference to Note 13 of the Company's Consolidated Financial
    Statements, included on pages F-20 through F-25.

  + Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.