Form 20-F
period 2002-01-31
UTI WORLDWIDE INC
filed 2002-05-08
CIK 1124827

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended January 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

0-31869

(Commission File Number)

UTi Worldwide Inc.

(Exact name of Registrant as Specified in its Charter and Translation of Registrant’s Name into English)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)

9 Columbus Centre, Pelican Drive Road Town, Tortola British Virgin Islands	c/o UTi, Services, Inc. 19443 Laurel Park Road, Suite 111 Rancho Dominguez, CA 90220 USA
(Addresses of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act:

None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,702,401 Ordinary Shares no par value.

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

Forward-Looking Statements

      This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of UTi Worldwide Inc. and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. These statements are accompanied by, and should be read in conjunction with, an explanation of important factors that could cause actual results to differ materially from those in the forward-looking statements. Among other statements, statements regarding our financial position, operational and financial goals and objectives, including those under “Key Information — Risk Factors,” “Operating and Financial Review and Prospects” and “Information on the Company” are forward looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. UTi Worldwide Inc. assumes no obligation and does not intend to update these forward-looking statements.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto and “Operating and Financial Review and Prospects” and other financial data included elsewhere in this report.

      The selected consolidated financial data as of January 31, 2002 and 2001, and for each of the years in the three-year period ended January 31, 2002 have been derived from our audited consolidated financial statements which appear elsewhere in this report. The selected consolidated financial data as of January 31, 2000, 1999 and 1998 and for each of the years in the two-year period ended January 31, 1999 have been derived from our audited consolidated financial statements which are not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

	Year ended January 31,

	2002	2001	2000	1999	1998

	(in thousands, except per share amounts)
Income Statement Data:
Gross revenue(1)	$889,786	$863,259	$706,955	$571,141	$528,535
Freight consolidation costs(2)	585,227	561,413	461,338	362,862	342,049
Net revenue(2):
Airfreight forwarding	142,312	145,594	124,177	113,619	101,092
Ocean freight forwarding	58,633	54,461	44,078	33,345	30,745
Customs brokerage	54,034	55,295	40,156	33,360	27,495
Other revenue	49,580	46,496	37,206	27,955	27,154

Total net revenue	304,559	301,846	245,617	208,279	186,486
Staff costs	156,005	154,426	124,330	107,731	92,333
Depreciation	9,411	9,060	7,798	6,286	6,025
Amortization of goodwill	5,339	4,306	2,935	1,517	644
Other operating expenses	104,134	109,846	90,032	77,279	71,717

Operating income	29,670	24,208	20,522	15,466	15,767
Pretax income	28,477	25,623	18,750	17,049	14,714
Income before minority interests	20,507	19,415	17,098	13,829	12,171
Net income	$19,158	$18,453	$16,693	$13,750	$11,919

Basic earnings per ordinary share(3)	$0.76	$0.95	$1.12	$0.97	$1.09

Diluted earnings per ordinary share(3)	$0.75	$0.88	$0.86	$0.74	$0.74

Cash dividends declared per ordinary share	$0.075	$0.15	$0.14	$0.12	$—

Cash Flows Data:
Purchases of property, plant and equipment	$8,711	$10,121	$8,990	$8,725	$5,066
Net cash provided by operating activities	43,086	32,654	10,240	18,875	10,910
Net cash used in investing activities	(29,687)	(40,274)	(29,530)	(31,277)	(9,329)
Net cash (used in)/provided by financing activities(3)	(18,239)	92,323	2,712	31,149	1,881

Balance Sheet Data:
Working capital	78,920	95,435	39,057	49,522	25,717
Total assets	404,611	443,753	288,098	243,362	175,956
Long-term liabilities	9,177	14,890	14,339	12,044	25
Shareholders’ equity:
Preference shares	—	—	36,535	36,535	36,535
Common stock(3)	207,143	206,626	90,952	89,551	51,831
Retained earnings/(accumulated deficit)	36,608	19,376	3,311	(10,593)	(21,992)
Accumulated other comprehensive loss	(63,897)	(38,514)	(23,396)	(21,925)	(12,503)

Total shareholders’ equity(3)	$179,854	$187,488	$107,402	$93,568	$53,871

(1)	Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin, which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when we bill the customer, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

(2)	Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin.

(3)	In November 2000, we completed a public offering of 5,405,000 ordinary shares. Net proceeds totaled approximately $71.8 million (after underwriting discounts and commissions and related transaction expenses).

Risk Factors

      This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this annual report. The cautionary statements made in this annual report should be read as being applicable to all forward-looking statements wherever they appear. Our operations are subject to a variety of risks and uncertainties and the following risk factors are not to be considered a definitive list of all risks associated with our operations and should be read in conjunction with the risks and uncertainties contained in our other filings with the Securities and Exchange Commission.

We do business all over the world and we expect that our results of operations may be impacted by global economic conditions.

      Our business is subject to general economic conditions, including the economic conditions in specific regions or countries that we serve. We are also subject to economic conditions specific to our industry. Our revenue and net income for the fiscal year ended January 31, 2002 were impacted by the global economic slowdown experienced during the year and we expect our future results of operations may also be impacted by future global economic conditions.

Our business is dependent on commercial airfreight carriers, ocean freight carriers and other transportation companies and changes in available cargo capacity and other changes by such carriers can negatively impact our business.

      We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo space; changes by carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes, and labor; and other factors not within our control. Reductions in airfreight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations adopted in response to terrorist activities and potential terrorist activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges.

Foreign currency fluctuations may decrease our profitability in the future or result in losses.

      Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our reported U.S. dollar earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there was substantial depreciation of the local currency against the U.S. dollar in the past year. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

Our business is subject to seasonal trends.

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

      Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors, the seasonal nature of our business, economic conditions and currency fluctuations may all impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	timing and magnitude of capital expenditures,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	customer discounts and credits,

•	changes in governmental policies and regulations, and

•	wars, conflicts, terrorist activities and other events.

      These factors, and others, may materially adversely affect our operating results.

Our effective income tax rate will impact our results of operations, our cash flow and our profitability.

      We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our effective income tax rate increased in fiscal 2002 as compared to fiscal 2001 and our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective income tax rate could increase which would decrease our cash flow and profitability.

We face intense competition in the freight forwarding, logistics and supply chain management industry.

      The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from computer information and consulting firms which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

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

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers and supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire and successfully integrate any acquired business into our own operations.

      We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

      Growth by acquisitions involves special risks including the following:

•	any inability to integrate the acquired business into our operations, for reasons including but not limited to incompatible computer or information systems or operating practices or differences in business or corporate cultures,

•	difficulties implementing proper business and accounting controls for the acquired business which we allow to continue to operate on its existing information and accounting systems,

•	any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

•	any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

•	any diversion of management’s attention from existing operations to integrating the acquired companies,

•	any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

•	the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

•	the risk that acquisitions may result in adverse accounting or tax reporting obligations,

•	the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

•	the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

•	any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

•	any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

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

      We are undertaking various efforts to expand the scope of our supply chain management services which we offer to our customers, including developing strategic alliances with other supply chain service providers, building training and solutions centers in strategic locations and expanding our postponement warehousing and distribution services, which include storing, inspecting and packing freight for our customers. Our efforts to expand the scope of our services will require:

•	additional capital expenditures, including expenditures for expanding facilities and information technology systems,

•	hiring and retaining skilled management, marketing, customer service and other personnel, and

•	implementing procedures to successfully manage our growth, including monitoring operations, controlling costs and maintaining effective quality and service controls.

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

We are dependent on key management personnel and the loss of any such personnel could materially affect our business.

      Our future performance depends, in significant part, upon the continued service of our key management personnel, including Roger MacFarlane, Peter Thorrington, Matthys Wessels and Alan Draper. There can be no assurance that we can retain such key managerial employees. The loss of the services of one or more of these key personnel could have a material adverse effect on our business, operating results and financial condition.

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

If we are not able to limit our liability for customers’ claims through contract terms and the purchase of insurance, we could be required to pay large amounts to our customers as compensation for their claims and our operations could be adversely affected.

      In general, we limit by contract our liability to our customers for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) for airfreight shipments and $500 per carton or customary unit, including an ocean container, for ocean freight shipments, with the actual insured amount determined based on the value of the freight. However, because a freight forwarder’s relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer’s cargo to its ultimate destination. Upon our customer’s request, we have the ability to insure a shipment for the full declared value with insurance offered through a separate underwriter. We carry an umbrella insurance policy which covers us for

$3 million per claim and $1 million for errors and omissions. When providing warehouse and distribution services, we currently limit our liability by contract and tariff to an amount generally equal to the lower of fair value or $1.53 per kilogram with a maximum of $57,400 per claim. Upon payment of a surcharge for warehouse and distribution services, we will assume additional liability.

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

      We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will account for a significant amount of our future revenue. There are risks inherent in doing business in international markets, such as:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism, and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	different liability standards, and

•	less protective intellectual property laws.

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

      Our air transportation activities in the United States are subject to regulation by the Department of Transportation as an indirect air carrier and by the Federal Aviation Administration. Our overseas offices and agents are licensed as airfreight forwarders in their respective countries of operation. We are licensed in each of our offices as an airfreight forwarder by the International Air Transport Association. In the case of our newer offices, we have applied for such a license. Our indirect air carrier status is also subject to the Indirect Air Carrier Standard Security Program.

      We are licensed as a customs broker by the Customs Service of the Department of the Treasury in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which we perform customs brokerage services, we are subject to the licensing requirements of the appropriate governmental authority.

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

Item 4.     Information on the Company

History and Development of the Company

      Our company’s legal and commercial name is UTi Worldwide Inc. (UTi). We were incorporated in the British Virgin Islands on January 30, 1995 as an international business company and operate under the British Virgin Islands legislation governing corporations. The address and telephone number of our registered office are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands and (284) 494-4567, respectively. Our Registered Agent is Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Our registered agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

      We formed our current business from a base of three freight forwarders which we acquired from 1993 to 1995. Currently, we own and operate 237 offices in 48 countries and we transact business through another 178 independent agents’ offices, of which 166 offices are exclusive agents’, in an additional 85 countries. Our business is managed from six principal support offices in Dusseldorf, Hong Kong, Johannesburg, London, Los Angeles and Sydney. Our Chief Executive Officer, Chief Operating Officer, investor relations staff, corporate financial support staff and certain other corporate support staff are located at our Los Angeles corporate support office, located at 19443 Laurel Park Road, Suite 111, Rancho Dominguez, California 90220-6043, (310) 604-3311. Personnel conducting other corporate administrative functions are located at our other corporate support offices.

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

      In November 2000, we completed an initial public offering of 5,405,000 ordinary shares. This is our second annual report filed with the United States Securities and Exchange Commission.

      In the three-year period ended January 31, 2002, in addition to expenditures made for acquiring businesses, our principal capital expenditures were for computer equipment and software. The principal capital expenditure currently in progress relates to our implementation software for the new warehouse software system, purchased under a capital lease agreement in fiscal 2001 for approximately $1 million. The expenditure will be incurred throughout the four geographic regions. The project is expected to be completed by the end of fiscal 2003.

      Our largest acquisition expenditure during the three-year period ended January 31, 2002, was for the acquisition of the Continental group of companies on September 1, 2000 for a total consideration of approximately $16.6 million. This expenditure was financed by bank borrowings and the issuance of ordinary shares. The bank borrowings were repaid in December 2000 with proceeds from the initial public offering. More recently, on January 25, 2002, we acquired Grupo SLi and Union, S.L. (“SLi”) for an initial payment of approximately $8.6 million, funded with the proceeds from our public offering. The final total consideration is dependent on certain performance criteria being achieved over the next four years. We expect that, should these performance criteria be met, the consideration will be made in the form of cash or shares of our company.

Business Overview

      We are a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. Our primary services include freight forwarding, customs brokerage and warehousing and other services, which include the coordination of shipping and the storage of raw materials, supplies, components and finished goods, as follows:

•	Freight Forwarding. As a freight forwarder, we conduct business as an indirect carrier for our customers or occasionally as an authorized agent for an airline or ocean carrier. We typically act as an indirect carrier with respect to shipments of freight unless the volume of freight to be shipped over a particular route is not large enough to warrant consolidating such freight in other shipments. In such situations, we usually forward the freight as an agent of the direct carrier. Except for a domestic delivery service, which we provide only in South Africa, we handle substantially only international shipments and do not provide for domestic shipments unless they occur as part of an international shipment. As part of our airfreight services, we also provide a domestic delivery service within South Africa through our Sun Couriers operation, which includes forwarding shipments by air or expedited ground transportation.

We do not own or operate aircraft or vessels and, consequently, contract with commercial carriers to arrange for the shipment of cargo. We arrange for, and in many cases provide, pickup and delivery service between the carrier and the location of the shipper or recipient. Our Sun Couriers operation uses predominantly outsourced resources to provide pickup and delivery services between the location of the shipper or recipient and the local distribution center.

When we act as an authorized agent for an airline or ocean carrier, we arrange for the transportation of individual shipments to the airline or ocean carrier. As compensation for arranging for the shipments, the airline or ocean carrier pays to us a commission. If we provide the carrier with ancillary services, such as the preparation of export documentation, we receive an additional fee.

•	Customs Brokerage. As part of our integrated logistics services, we provide customs brokerage services in the United States and most of the countries in which we operate. Within each country, the rules and regulations vary, along with the level of expertise that is required to perform the customs brokerage services. We provide customs brokerage services in connection with a majority of the shipments which we handle as both an airfreight and ocean freight forwarder. We also provide customs brokerage services in connection with shipments forwarded by our competitors. In addition, other companies may provide customs brokerage services in connection with the shipments which we forward.

As part of our customs brokerage services, we prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and other related services. We determine our fees for our customs brokerage services based on the volume of business transactions for a particular customer, and the type, number and complexity of services provided.

•	Warehousing and Other Services. Our warehousing services primarily relate to storing goods and materials in order to meet customers’ production or distribution schedules. Our related services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, inspection services, cargo loading and unloading, assembly of freight and protective package and storage. We also provide a range of other services, such as customized distribution and inventory management services and specialized customer-specific supply chain solutions. We receive fees for our warehousing and other services performed.

      We have a large and diverse base of global business customers ranging from large multinational enterprises to smaller local businesses. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis. A breakdown of net revenues by product line for the last three fiscal years is as follows (in thousands):

	Year ended January 31,

	2002		2001		2000

		% of Net		% of Net		% of Net
	Amount	revenue	Amount	revenue	Amount	revenue

Airfreight	$142,312	47%	$145,594	48%	$124,177	51%
Ocean freight	58,633	19	54,461	18	44,078	18
Customs brokerage	54,034	18	55,295	18	40,156	16
Other	49,580	16	46,496	16	37,206	15

Net revenue	$304,559	100%	$301,846	100%	$245,617	100%

      As a global company, our markets are separated into four geographic regions. Our net revenues by geographic region for the last three fiscal years is as follows (in thousands):

	Year ended January 31,

	2002		2001		2000

		% of Net		% of Net		% of Net
	Amount	revenue	Amount	revenue	Amount	revenue

Europe	$62,457	20%	$62,702	21%	$56,102	23%
Americas	94,045	31	100,577	33	67,928	28
Asia Pacific	60,075	20	42,992	14	30,863	12
Africa	87,982	29	95,575	32	90,724	37

Net revenue	$304,559	100%	$301,846	100%	$245,617	100%

      To market our services, we produce customized supply chain solutions that provide the logistics services our clients require. We use our planning and optimization systems to identify the needs of our customers and to develop supply chain solutions tailored to customer- and industry-specific requirements. In this way, we attempt to become our customers’ preferred provider of supply chain services, thus increasing the range and volume of transactions and services provided to the customer. For fiscal 2002, no single customer accounted for more than 4% of our gross revenue.

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

Sales and Marketing

      We market our services through an organization consisting of approximately 310 full-time salespersons who receive assistance from our senior management and regional managers. Our four principal geographic regions are the Americas, Europe, Asia Pacific and Africa and each regional manager is responsible for the financial performance of their region. We have implemented a sales process by which we use our supply chain consulting services, which primarily relate to planning and optimizing the movement of freight, to market our core services of freight forwarding, customs brokerage and postponement warehouse services. In connection with our sales process and in order to serve the needs of our customers, some of whom desire only our freight forwarding services and for others who desire a wider variety of our supply chain solutions services, our sales force is divided into two specialized sales groups. One of these sales groups focuses primarily on marketing our freight forwarding and customs brokerage services and the other group focuses on marketing all of our supply chain solutions services.

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

      As part of our marketing and growth strategy, we built solutions centers in Johannesburg and Los Angeles. Each solutions center consists of computer and audio-visual equipment and meeting facilities which we use to demonstrate our supply chain management solutions services and our software systems and to train our employees and customers on such systems. We also use demonstration versions of our software and third-party software provided to us as part of our licensing agreements.

      During our initial review of a customer’s supply chain processes, we determine the current status of the customer’s supply chain processes. We analyze the supply chain requirements of our customer and determine improvements through modification or re-engineering. After discussing with our customers the various supply chain solutions which could be implemented for them, we implement the desired solutions.

Competition

      Competition within the freight forwarding, logistics and supply chain management industries is intense. We compete primarily with a relatively small number of international firms that have the worldwide capabilities to provide the breadth of services offered by us. We also encounter competition from regional and local third-party logistics providers, freight forwarders, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates, and Internet-based freight exchanges.

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

Intellectual Property

      We have developed proprietary information technology systems called UTi eMpower for our supply chain services activities. UTi eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our transportation system and allows our customers to track the status of their shipments and link to our planning and optimization software. UTi eMpower enables our customers to access our information technology systems irrespective of their technological experience. Within UTi eMpower are various supply chain information systems, including the following:

•	uOp 2000, which is used by our agents and offices as the local operating system for customs brokerage, air and ocean import and export documentation and accounting functions that feed shipment and other customer data into our global information systems,

•	uOrder, which assists our customers with order management,

•	uTrac, which enables our customers to track shipments of goods and materials,

•	uWarehouse, which enables our customers to track the location and status of goods and materials,

•	uClear, which assists our customers with customs clearance,

•	uAnalyze, which assists us and our customers with isolating the factors causing variability in transit times,

•	uConnect, which enables the electronic transfer of data between our systems and those of our customers, and

•	uPlan, which is a suite of selected planning and optimization software developed by i2 Technologies.

      In fiscal 2001, we expanded our uWarehouse system by acquiring the warehouse management software from EXE Technologies, Inc. We have installed and are now using this software in many of our warehouses around the world.

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

Government Regulation

      Our airfreight forwarding business in the United States is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although airfreight forwarders are exempted from most of this act’s requirements by the applicable regulations. Our indirect air carrier status is also registered and in compliance with the Indirect Air Carrier Standard Security Program. Our foreign airfreight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

      The Federal Maritime Commission regulates our ocean forwarding and non-vessel operating common carrier operations to and from the United States. The Federal Maritime Commission licenses intermediaries

(combined ocean freight forwarders and non-vessel operating common carrier operators). Indirect ocean carriers are subject to Federal Maritime Commission regulation, under this Commission’s tariff filing and surety bond requirements, and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms proscribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States.

      Our United States domestic customs brokerage operations are subject to the licensing requirements of the United States Department of the Treasury and are regulated by the United States Customs Service. We are a licensed customs broker by the United States Customs Service. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      Some portions of our warehouse operations require authorizations and bonds by the United States Department of the Treasury and approvals by the United States Customs Service. Our foreign warehouse operations are subject to regulations of their respective countries.

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

      We believe we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance have not had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or authorities. We cannot predict the degree or cost of future regulations on our business.

Organizational Structure

      UTi Worldwide Inc., incorporated under the International Business Companies Act of the British Virgin Islands, is a holding company and all of our operations are conducted through subsidiaries. Our subsidiaries, along with their countries of incorporation and our ownership interests, are included in Exhibit 8.1, included with this report. The proportion of voting power that we hold for each subsidiary is equivalent to our percentage ownership.

Property, Plants and Equipment

      We lease or, in a few cases, own 237 facilities in 48 countries. Most of these facilities are comprised of office and warehouse space. These facilities typically are located close to an airport, ocean port or an important border crossing and range in size from approximately 3,000 square feet to approximately 540,000 square feet. Leases for our principal properties generally have terms of five years or more and often include options to renew. While some of our leases are month-to-month and others expire in the near term, we believe that our facilities are adequate for our current needs and for the foreseeable future.

      Our leased facilities include 29 medium- to large-sized warehouse facilities ranging in size from approximately 10,000 to 540,000 square feet. We own 3 medium-sized warehouse facilities ranging in size from approximately 30,000 to 50,000 square feet. These warehouse facilities are located in Australia (Melbourne plus two in Sydney), Colombia (Bogota and Cucuta), Hong Kong (three locations), Italy (Milan, Rome, plus two in Turin), the Netherlands (Amsterdam and Tiel), Portugal (Lisboa), Spain

(Azuqueca, Barcelona, Jaen, La Coruna, plus four in Madrid), the United Kingdom (Colnbrook, Manchester and Reading) and the United States (Chicago, Los Angeles, Miami, Memphis, Newark and New York).

      We also own 5 facilities in South Africa ranging in size from approximately 21,400 square feet to approximately 243,000 square feet which we use in our overnight courier business.

Item 5.     Operating and Financial Review and Prospects

Overview

      The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended January 31, 2002 and 2001 compared to the respective prior year. The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under “Key Information” and elsewhere in this report. We disclaim any obligation to update information contained in any forward-looking statement. Our consolidated financial statements attached to this report, have been prepared in United States dollars and in accordance with U.S. GAAP.

      In fiscal 2002, the operating results of the acquired operations for SLi are included in the Company’s financial statements since the date of acquisition, January 25, 2002. UTi acquired the entire issued share capital of SLi, incorporated in Spain, for an initial consideration of approximately $8.6 million, of which approximately $8.0 million represented goodwill. The final purchase price is contingent on future earn-out payments based on the annual net profits after tax of the purchased operations over the period February 1, 2002 through January 31, 2006. Such earn-out payments are estimated to be between $3.0 million to $4.0 million for each of the four years, but the actual amounts will depend on the amount of net profits after tax earned by the operation with the purchased assets. The final purchase price allocation has not yet been completed. The acquisition has been accounted for using the purchase method of accounting. The operating results of Pership Logistics (Private) Limited, incorporated in Sri Lanka, and Eilat Overseas Limited, incorporated in Israel, are included since their dates of acquisition, February 1, 2001 and May 1, 2001, respectively. The total consideration paid for the acquisitions in Sri Lanka and Israel was $2.0 million.

      In fiscal 2001, the operating results of the acquired operations for the Continental group of companies (“Continental”) were included in the Company’s financial statements since the date of acquisition, September 1, 2000. The operating results for our other acquisitions in fiscal 2001 were also included in our financial statements since their dates of acquisition, as disclosed in Note 2 to our accompanying consolidated financial statements.

      Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. The conversion of these currencies into our reporting currency for reporting purposes will be affected by any movement in these currencies against the U.S. dollar. A depreciation of these currencies against the U.S. dollar would result in lower gross and net revenues reported, however as applicable costs are also converted from these currencies, costs would also be lower. The net impact on our net income is therefore somewhat mitigated. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. During fiscal 2002, many of our local currencies depreciated against the U.S. dollar. For example, using the currency rates for fiscal 2001, gross and net revenues for fiscal 2002 would have been $953.3 million and $334.9 million, respectively, or $63.5 million and $30.3 million higher than reported, and operating expenses would have been $26.6 million more than reported.

      Our principal sources of income include airfreight forwarding, ocean freight forwarding, customs brokerage and other services. We attempt to become our customers’ preferred provider of supply chain management solutions, thus increasing both the range and volume of transactions for our freight forwarding, customs brokerage and other services.

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

      When we act as an indirect air carrier, we procure shipments from a large number of customers, consolidate shipments bound for a particular destination from a common place of origin, determine the routing over which the consolidated shipment will move, and purchase cargo space from airlines on a volume basis. As an indirect air carrier, our gross revenue includes the rate charged to the client for the movement of the shipment on the airline, plus the fees we charge for our other ancillary services such as preparing shipment-related documentation and materials handling related services. Airfreight forwarding gross revenue includes expedited movement by ground transportation and our domestic delivery service in South Africa, Sun Couriers.

      When we act as an indirect air carrier, our net revenue is the differential between the rates charged to us by the airlines and, where applicable, expedited ground transport operators, and the rates we charge our customers plus the fees we receive for our other services. Therefore, our net revenue is influenced by our ability to charge our customers a rate which is higher than the rate we obtain from the airlines, but which is also lower than the rate the customers could otherwise obtain directly from the airlines.

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

Discussion of Operating Results

      Our business operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. Gross revenue is recognized in the region in which the shipment originates. Our gross revenue by geographic segment is set forth in the following table (in thousands):

	Year ended January 31,

	2002		2001		2000

		% of		% of		% of
		Gross		Gross		Gross
	Amount	revenue	Amount	revenue	Amount	revenue

Europe	$264,280	30%	$266,560	31%	$217,184	31%
Americas	258,008	29	293,150	34	241,954	34
Asia Pacific	242,950	27	179,286	21	118,965	17
Africa	124,548	14	124,263	14	128,852	18

Gross revenue	$889,786	100%	$863,259	100%	$706,955	100%

      Gross revenue increased 3% to $889.8 million for fiscal 2002 compared to $863.3 million for fiscal 2001 due to increases in airfreight forwarding (4%), ocean freight forwarding (1%), and other revenue (13%), offset by a decline in customs brokerage (4%). Overall, our reported gross revenue for fiscal 2002 was negatively impacted by declining foreign currency rates against the U.S. dollar and benefited from acquisitions. Gross revenue for fiscal 2002 benefited by approximately $37.5 million from acquisitions made during fiscal 2001, which had a full year impact in fiscal 2002 (primarily Continental), and acquisitions completed during fiscal 2002. Using currency rates in effect for fiscal 2001, we estimate that gross revenues for fiscal 2002 would have been $953.3 million, or $63.5 million higher for the year, of which approximately $39.9 million came from acquisitions and the balance from organic growth. Gross revenue increased 22% to $863.3 million for fiscal 2001 compared to $707.0 million for fiscal 2000 also due to increases in airfreight forwarding (19%), ocean freight forwarding (22%), customs brokerage (44%) and other revenue (32%). We estimate that acquisitions completed during fiscal 2001 accounted for $80.9 million of our gross revenue for the year.

      We believe that net revenue is a better measure than gross revenue of the importance to us of our various services since our gross revenue for our services as an indirect air and ocean carrier includes the carriers’ charges to us for carriage of the shipment. When we act as an indirect air and ocean carrier, our net revenue is determined by the differential between the rates charged to us by the carrier and the rates we charge our customers plus the fees we receive for our ancillary services. Net revenue derived from freight forwarding generally is shared between the points of origin and destination. Our gross revenue in our other capacities includes only commissions and fees earned by us and is substantially the same as our net revenue. The following table shows our net revenue and our operating expenses for the periods presented, expressed as a percentage of net revenue.

	Year ended January 31,

	2002	2001	2000

Net revenue:
Airfreight forwarding	47%	48%	51%
Ocean freight forwarding	19	18	18
Customs brokerage	18	18	16
Other	16	16	15

Total net revenue	100%	100%	100%

Operating expenses:
Staff costs	51%	51%	51%
Depreciation	3	3	3
Amortization of goodwill	2	2	1
Other operating expenses	34	36	37

Total operating expenses	90	92	92

Operating income	10	8	8
Interest expense, net	*	*	*
Gains on foreign exchange	*	1	*

Pretax income	9	8	8
Income tax expense	3	2	*
Minority interests	*	*	*

Net income	6%	6%	7%

*	Less than one percent.

     Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

      Net revenue increased $2.8 million, or 1%, to $304.6 million for fiscal 2002 compared to $301.8 million for fiscal 2001. Overall, our reported net revenue for fiscal 2002 was negatively impacted by declining foreign currency rates against the U.S. dollar and benefited by approximately $16.6 million from acquisitions made during fiscal 2002 as well as from the full year effect of acquisitions made in fiscal 2001. Using currency rates in effect for fiscal 2001, we estimate that net revenues would have been $334.9 million, or $30.3 million higher for the year, of which approximately $16.6 million came from acquisitions and the balance from organic growth.

      Airfreight forwarding net revenue declined $3.3 million, or 2%, to $142.3 million for fiscal 2002 compared to $145.6 million for the prior year. This decrease primarily resulted from overall volume decreases in the Americas and Europe regions, offset by volume increases in the Asia Pacific and Africa regions. Airfreight forwarding net revenue from the Asia Pacific region for fiscal 2002 increased by 72% over the prior year, due both to organic growth and the contribution from the Continental acquisition. Airfreight forwarding net revenue from the Americas decreased by 9% due primarily to the global economic slowdown and the effects of September 11th.

      Ocean freight forwarding net revenue increased $4.2 million, or 8%, to $58.6 million for fiscal 2002 compared to $54.5 million for the prior year. Increases in shipments and tonnage from the Asia Pacific region predominately to the Americas region significantly contributed to this increase in ocean freight forwarding net revenue. Ocean freight forwarding net revenue for the entire Asia Pacific region increased by 26% primarily as a result of our strategy to increase volumes in the Asia to North America route.

      Customs brokerage net revenue decreased $1.3 million, or 2%, to $54.0 million for fiscal 2002 compared to $55.3 million for fiscal 2001. Customs brokerage net revenue decreased primarily as a result of the lower shipping volumes resulting from the global economic slowdown.

      Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $3.1 million, or 7%, to $49.6 million for fiscal 2002 compared to $46.5 million for fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

      Staff costs increased $1.6 million, or 1%, to $156.0 million for fiscal 2002 from $154.4 million for the prior year. However, staff costs remained constant when expressed as a percentage of net revenue, at 51% in both fiscal 2002 and fiscal 2001. Staff costs are the largest component of operating expenses and we strive to manage these costs in relation to net revenue growth. Staff costs, however, are somewhat inflexible in the short-term as we must ensure proper staffing levels to meet uncertain future demand.

      Depreciation expense increased by $0.4 million, or 4%, for fiscal 2002 over fiscal 2001 to $9.4 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in fiscal 2002 as compared to the prior year.

      Amortization of goodwill increased by $1.0 million, or 24%, to $5.3 million in fiscal 2002 as compared to $4.3 million in the prior year. This increase was due to the full year effect of acquisitions we made in fiscal 2001 and the related goodwill being amortized, as well as the amortization of goodwill relating to the acquisitions completed during fiscal 2002. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization of goodwill expressed as a percentage of net revenue remained constant at 2% in fiscal 2002 compared to the prior year. Beginning in the first quarter of fiscal 2003, we will cease amortizing goodwill as we adopt Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” We are currently evaluating the impact that this standard will have on our results of operations and financial position.

      Other operating expenses decreased by $5.7 million, or 5%, to $104.1 million in fiscal 2002 compared to $109.8 million for fiscal 2001. Included in other operating expenses for fiscal 2002 are facilities and communications costs of $37.3 million compared to $34.5 million of such costs for the prior year. Facilities and communications costs increased primarily as a result of the addition of new locations in fiscal 2002 as compared to the prior year. The balance of the other operating expenses is comprised of selling, general and administrative costs. For fiscal 2002, selling, general and administrative costs were $66.8 million compared to $75.3 million for the same prior year period. The decrease in selling, general and administrative costs was primarily a result of our efforts to control costs, keeping our spending in line with the lower revenue growth during fiscal 2002 as compared to the prior year. When expressed as a percentage of net revenue, other operating expenses decreased from 36% for fiscal 2001 to 34% for fiscal 2002.

      Interest expense, consisting primarily of interest on our credit facilities and capital lease obligations offset by interest income on our cash deposits, decreased $1.0 million to $1.2 million in fiscal 2002 from $2.2 million for the prior year. This decrease was due primarily to decreased borrowings during fiscal 2002 as compared to the prior year.

      Gains on foreign exchange declined $3.6 million to $17,000 in fiscal 2002 compared to $3.6 million for the prior year. This decrease was primarily due to a $2.6 million cumulative currency translation gain which was recorded upon the liquidation of a non-operating subsidiary during the fourth quarter of fiscal 2001.

      The effective income tax rate increased to 28% in fiscal 2002 compared to 24% in the prior year. The lower rate in the prior year was largely due to the utilization of tax loss carryforwards not previously recognized. Our overall tax rate is impacted by the geographic composition of our worldwide taxable income, with some of our operations in countries with low effective income tax rates. We expect that our effective tax rate will continue to increase in fiscal 2003 and beyond given that the utilization of tax loss carryforwards not previously recognized is expected to decrease in future years as compared to prior years. We cannot predict, however, the amount of the increase in our effective tax rate given the uncertainties concerning the future geographical composition of our worldwide taxable income.

      Net income increased 4% to $19.2 million in fiscal 2002 as compared to the prior year for the reasons listed above.

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

      Staff costs increased $30.1 million, or 24%, to $154.4 million for fiscal 2001 from $124.3 million for the prior year. However, staff costs remained constant when expressed as a percentage of net revenue, at 51% in both fiscal 2001 and fiscal 2000. Staff costs are the largest component of operating expenses and we strive to manage these costs in relation to net revenue growth. Staff costs, however, are somewhat inflexible in the short-term as we must ensure proper staffing levels to meet uncertain future demand.

      Depreciation expense increased by $1.3 million, or 16%, for fiscal 2001 over fiscal 2000 to $9.1 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in fiscal 2001 as compared to the prior year.

      Amortization of goodwill increased by $1.4 million, or 47%, to $4.3 million in fiscal 2001 as compared to $2.9 million in the prior year. This increase was due to the full year effect of acquisitions we made in fiscal 2000 and the related goodwill being amortized, as well as the amortization of goodwill relating to the acquisitions completed during fiscal 2001. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in fiscal 2001 from 1% in the prior year.

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

      Interest expense, consisting primarily of interest on our credit facilities and capital lease obligations offset by interest income on our cash deposits, increased $0.9 million to $2.2 million in fiscal 2001 from $1.3 million for the prior year. This increase was due primarily to increased borrowings during fiscal 2001 as compared to the prior year.

      Gains on foreign exchange increased $4.1 million to $3.6 million in fiscal 2001 compared to a loss of $0.5 million for the prior year. This increase was primarily due to a $2.6 million cumulative currency translation gain which was recorded upon the liquidation of a non-operating subsidiary during the fourth quarter of fiscal 2001.

      The effective income tax rate increased to 24% in fiscal 2001 compared to 9% in the prior year. The lower rate in the prior year was largely due to the utilization of tax loss carryforwards not previously recognized. Our overall tax rate is impacted by the geographic composition of our worldwide taxable income, with some of our operations in countries with low effective income tax rates.

      Net income increased 11% to $18.5 million in fiscal 2001 as compared to the prior year for the reasons listed above.

Liquidity and Capital Resources

      We have used our internally generated net cash flow from operating activities along with the net proceeds from the issuance of ordinary shares to fund our working capital requirements, capital expenditures, acquisitions and debt service.

      In the year ended January 31, 2002, we generated approximately $43.1 million in net cash from operating activities. This resulted from net income of $19.2 million plus depreciation and amortization of goodwill totaling $14.8 million, deferred income taxes of $1.3 million and other items totaling $1.4 million, plus a net decrease in working capital of approximately $6.4 million. The net decrease in working capital consisted primarily of a decrease in accounts receivable of $23.3 million offset by a decrease in accounts payable of $16.8 million. Our decrease in accounts receivable during the year ended January 31, 2002 was due primarily to improved collection efforts and timing of the revenues throughout the year.

      We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue in our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which decreased as of January 31, 2002 versus the prior year.

      During the year ended January 31, 2002, we used approximately $21.9 million of cash for acquisitions and contingent earn-out payments and $8.7 million for capital expenditures.

      Our financing activities during the year ended January 31, 2002 used $18.2 million of cash, primarily due to a $14.2 million decrease in borrowings under our bank lines of credit. We also paid down our capital lease obligations by $2.0 million and paid dividends of $1.9 million.

      These activities, along with the foreign exchange rate changes, resulted in a net decrease of our cash and cash equivalents from $98.4 million at January 31, 2001 to $87.6 million at January 31, 2002.

      We have various bank credit facilities established in countries where such facilities are required for our business. At January 31, 2002 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $31.4 million and a total borrowing capacity of approximately $59.1 million at January 31, 2002. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $21.1 million at January 31, 2002. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 4.55% to 16.75% at January 31, 2002. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. UTi, United States, Inc., our U.S. operating company, has a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. This credit facility matures in August 2003 and contains financial and other covenants and restrictions applicable to our U.S. operations and a change of control provision applicable to changes at our holding company level. This agreement limits the right of the U.S. operating company to distribute funds to holding companies. At January 31, 2002, we had approximately $38.1 million of available, unused borrowing capacity under our bank credit facilities.

      In November 2000, the Company completed a public offering of 5,405,000 ordinary shares. Net proceeds to the Company from the public offering totaled approximately $71.8 million (after underwriting discounts and commissions and estimated transaction expenses). We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. Approximately $21.9 million of the net proceeds was used for the acquisition of subsidiaries, including SLi, and contingent acquisition payments in the year ended January 31, 2002. We used approximately $26.3 million of the net proceeds to repay existing debt under various credit facilities. The remaining net proceeds have been and are being used by us for general corporate and working capital purposes.

      At January 31, 2002, we had the following contractual obligations:

	Payments due by period

		Less than			After 5
	Total	1 year	1-3 years	4-5 years	years

Bank lines of credit and bank borrowings	$33,772	$32,580	$790	$372	$30
Capital lease obligations (1)	10,899	2,053	2,523	316	6,007
Operating leases	44,912	13,236	15,975	9,110	6,591
Unconditional purchase obligations	367	367	—	—	—

Total	$89,950	$48,236	$19,288	$9,798	$12,628

(1)	Includes interest.

      We believe that with our current cash position, various bank credit facilities and operating cash flows, we have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

      The nature of our operations necessitates dealing in many foreign currencies and our results are subject to fluctuations due to changes in exchange rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Impact of Inflation

      To date, our business has not been significantly or adversely affected by inflation. Historically, we have been generally successful in passing carrier rate increases and surcharges on to our customers by means of price increases and surcharges. Direct carrier rate increases could occur over the short- to medium-term. Due to the high degree of competition in the marketplace, these rate increases might lead to an erosion of our profit margins.

Critical Accounting Policies and Estimates

      Our discussion of our operating and financial review and prospects is based on our consolidated financial statements, prepared in accordance with U.S. GAAP and contained within this report. Certain amounts included in, or affecting, our financial statements and related disclosure must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Therefore, the reported amounts of our assets and liabilities, revenues and expenses and associated disclosures with respect to contingent obligations are necessarily affected by these estimates. In preparing our financial statements and related disclosures, we must use estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for uncollectable accounts receivable and various other recorded and disclosed amounts. We evaluate these estimates on an ongoing basis.

      Our significant accounting polices are included in Note 1 to the consolidated financial statements included in this report; however, we believe that certain accounting policies are of more significance in our financial statement preparation process than others. These include our policies on revenue recognition, deferred income tax, goodwill and currency translation.

     Revenue Recognition

      Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

     Deferred Income Tax

      Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax is charged or credited to the income statement.

     Goodwill

      Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is amortized using the straight-line method following an assessment of the estimated useful life, subject to a maximum period of 20 years. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

      Beginning in the first quarter of fiscal 2003, we will cease amortizing goodwill as we adopt Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” This standard will require us to revise our accounting policy with respect to evaluating goodwill for impairment beginning the first quarter of fiscal 2003.

     Currency Translation

      For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are recorded as a separate component of equity and are included in other comprehensive income or loss. Transactions in foreign currencies during the year are remeasured at rates of exchange ruling on the dates of the transactions. These gains and losses arising on remeasurement are accounted for in the income statement. Exchange differences arising on the translation of long-term structural loans to subsidiary companies are recorded as other comprehensive income or loss.

      Assets and liabilities at the balance sheet date of our subsidiaries expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet at the fair value. SFAS 133 became effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 as amended by SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB No. 133” (SFAS 137) and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” (SFAS 138). We adopted SFAS 133, SFAS 137 and SFAS 138 on February 1, 2002 and their adoption did not have a material impact on our financial position or results of operations.

      In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, “Business Combinations,” and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, “Intangible Assets,” and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS 142 will result in our discontinuation of amortization of its goodwill; however, we will be required to test our goodwill for impairment under SFAS 142 beginning in the first quarter of fiscal 2003, which could have an adverse effect on our future results of operations if an impairment occurs. Consequently, we are currently evaluating the impact that the provisions of SFAS 141 and SFAS 142 will have on our results of operations and financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), and in August 2001, issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. We are currently evaluating the impact that the provisions of SFAS 143 and SFAS 144 will have on our results of operations and financial position.

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

      Our senior managers and directors are as follows:

Name	Age	Position

Roger I. MacFarlane	57	Chief Executive Officer and Director
Peter Thorrington	56	President, Chief Operating Officer and Director
Matthys J. Wessels	57	Chairman of the Board of Directors, Chief Executive Officer African Region and Director
Alan C. Draper	49	Executive Vice President and President-Asia Pacific Region and Director
Lawrence R. Samuels	45	Senior Vice President-Finance, Chief Financial Officer and Secretary
Gene Ochi	52	Senior Vice President-Marketing and Global Growth
Richard J. Anchan	54	Senior Vice President-Global Processes and Predictable Performance
Linda Bennett	51	Senior Vice President and Chief Information Officer
John S. Hextall	45	President — Europe, Middle East and North Africa Region
Brian R. J. Dangerfield	43	Managing Director Northeast Asia and the Subcontinent Region
Gordon C. Abbey	49	Managing Director UTi Africa Region
Walter R. Mapham	54	Director Strategic Services
Graham Somerville	47	Managing Director Sun Couriers Division
William H. Davidson	50	Director
Leon J. Level	61	Director
Allan M. Rosenzweig	47	Director
J. Simon Stubbings	57	Director

      Roger I. MacFarlane has served as our Chief Executive Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. MacFarlane served as our Chief Executive Officer of the Americas Region and was responsible for overseeing our operations in North and South America. From 1993 to 1995, Mr. MacFarlane served as the Chief Executive Officer of the Americas Division of one of our predecessor corporations, and was responsible for overseeing its operations in North and South America. From 1987 to 1993, Mr. MacFarlane served in various executive capacities, including Joint Chief Executive, for BAX Global, an international freight forwarder and a subsidiary of The Pittston Company, a New York Stock

Exchange traded company. From 1983 to 1987, Mr. MacFarlane served as a director and held various executive positions, including Chief Executive Officer, for WTC International N.V., an international freight forwarder and an American Stock Exchange traded company. From 1976 to 1982, Mr. MacFarlane co-founded and managed the operations of Rand Freight (Proprietary) Limited, an international airfreight company, until that company merged with WTC International N.V. From 1970 to 1975, Mr. MacFarlane was the Managing Director of the Airfreight Division of Rennies Consolidated Holdings. Mr. MacFarlane received a Bachelor of Arts degree and an L.L.B. degree from the University of Cape Town.

      Peter Thorrington has served as our President and Chief Operating Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. Thorrington served as our Chief Executive Officer of the European Region and was responsible for overseeing our operations in Europe. From 1993 to 1995, Mr. Thorrington served as the Chief Executive of the European Division of one of our predecessor corporations, and was responsible for overseeing its operations in Europe. From 1987 to 1993, Mr. Thorrington served in various executive capacities, including Joint Chief Executive of BAX Global. From 1983 to 1987, Mr. Thorrington served as a director and held various executive positions, including President, for WTC International N.V. From 1976 to 1982, Mr. Thorrington co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1972 to 1975, Mr. Thorrington was Managing Director of the Project Division of Rennies Consolidated Holdings and became a member of the board in 1975. Mr. Thorrington received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Matthys J. Wessels has served as our Chairman of the Board of Directors since January 1999 and has been our Chief Executive Officer African Region and a director since our formation in 1995. Mr. Wessels served as our Chief Executive Officer from 1998 to April 2000. Since 1987, Mr. Wessels has served as the Chairman for United Service Technologies Limited, a publicly listed company in South Africa and a substantial holder of our ordinary shares. From 1984 to 1987, Mr. Wessels served in various executive capacities for WTC International N.V. When the South African interests of WTC International N.V. were separated from its other operations in 1987, Mr. Wessels continued as the Chief Executive Officer of the South African operations until these operations were combined with United Service Technologies Limited later that year. From 1977 to 1987, Mr. Wessels co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1970 to 1977, Mr. Wessels served in various executive capacities for Rennies Consolidated Holdings. Mr. Wessels received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Alan C. Draper has served as our President-Asia Pacific Region since January 1996, an Executive Vice President since May 2000 and a director since our formation in 1995. From 1993 to 1996, Mr. Draper served as the Senior Vice President Finance of one of our predecessor corporations. From 1990 to 1994, Mr. Draper served as the President of Transtec Ocean Express Company, an international ocean freight forwarding company, which was also one of our predecessors. From 1987 to 1990, Mr. Draper served as the Managing Director of BAX Global (UK) and was responsible for activities in Europe. From 1983 to 1987, Mr. Draper served in various executive capacities for WTC International N.V. From 1979 to 1983, Mr. Draper served in various executive capacities for Rand Freight (Proprietary) Limited. Mr. Draper, as a Rhodes Scholar, graduated with a Masters of Philosophy from Oxford University and an Alpha Beta pass. Mr. Draper received a Bachelor of Commerce degree from the University of Natal and is a qualified chartered accountant in South Africa.

      Lawrence R. Samuels has served as our Senior Vice President-Finance and Secretary since 1996 and Chief Financial Officer since May 2000. Since 1989, Mr. Samuels has served as the Secretary of United Service Technologies Limited, a publicly listed company in South Africa and a substantial holder of our ordinary shares. From 1993 to 1995, Mr. Samuels served as the Financial Director of, and from 1987 to 1993 as the Financial Manager of, Pyramid Freight (Proprietary) Ltd., one of our subsidiaries. From 1984 to 1987, Mr. Samuels served as the Financial Manager of Sun Couriers, an express courier operation in South Africa. From 1982 to 1984, Mr. Samuels served as the Financial Manager for Adfreight (Pty) Ltd., an express courier operation in South Africa, which was merged into Sun Couriers in 1984. Mr. Samuels received a Bachelor of

Commerce degree from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

      Gene Ochi has served as our Senior Vice President-Marketing and Global Growth since 1998. From 1993 to 1998, Mr. Ochi served as the Regional Vice President, Western U.S.A., of Union-Transport Corporation, one of our subsidiaries. From 1989 to 1992, Mr. Ochi served as the Senior Vice President of Marketing of BAX Global. From 1982 to 1989, Mr. Ochi served in various executive capacities for Flying Tigers, a cargo airline. From 1979 to 1982, Mr. Ochi served as the Vice President of Marketing for WTC Air Freight. Mr. Ochi received a Bachelor of Science degree from the University of Utah and an M.B.A. from the University of Southern California.

      Richard J. Anchan joined us in 1999 and was appointed as our Senior Vice President-Global Processes and Predictable Performance in May 2000. From 1998 to 1999, Mr. Anchan served as Executive Vice President, Strategic Development for Pittsburgh Logistics Systems, Inc., a third-party logistics business. From 1990 to 1997, Mr. Anchan served as the Vice President of Menlo Logistics, a third-party logistics business. Mr. Anchan received a Bachelor of Arts degree and a Bachelor of Arts — Education degree from Western Washington State University.

      Linda Bennett has served as our Senior Vice President and Chief Information Officer since April 2000. From August 1995 to February 2000, Ms. Bennett served as the Director, Information Technology and later as the Vice President, Information Technology for Pinkerton’s, Inc., a security guard, consulting, investigation and security system integration company. Ms. Bennett received a Bachelor of Arts degree from Pepperdine University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

      John S. Hextall has served as our President — Europe, Middle East and North Africa Region since May 2001. From 2000 to 2001, Mr. Hextall served as the Managing Director Atlantic Region. From 1997 to 2000, Mr. Hextall served as the Managing Director of Union Air Transport Ltd, U.K., one of our subsidiaries. From 1993 to 1997, Mr. Hextall served as the Managing Director of Union-Transport N.V., Belgium, one of our subsidiaries. Mr. Hextall received both a Bachelor of Science and Bachelor of Science in Commerce degrees from the University of Aston.

      Brian R. J. Dangerfield has served as our Managing Director Northeast Asia and the Subcontinent Region since April 2000. From 1997 to 2000, Mr. Dangerfield served as the Executive Vice President-Northeast Asia and Managing Director-Hong Kong and China for Union-Transport Asia Pacific Ltd., one of our subsidiaries. Mr. Dangerfield received a Bachelor of Commerce degree from Auckland University. Mr. Dangerfield is an associate chartered accountant in New Zealand.

      Gordon C. Abbey has served as our Managing Director UTi Africa Region since 1994. Since 1982, Mr. Abbey has served in various executive capacities for several of our predecessors and subsidiaries.

      Walter R. Mapham has served as our Director Strategic Services since May 2000 and served as Global Vice President of Information Technology from 1996 to May 2000. Mr. Mapham received a MSc Biometry degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Graham Somerville has served as our Managing Director Sun Couriers Division since January 2000. From 1986 to 1999, Mr. Somerville served as the Group Chief Executive of Lifecare Company Holdings Limited, a healthcare provider in South Africa. Mr. Somerville received a Bachelor of Commerce degree and a Certificate in Theory of Accountancy from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

      William H. Davidson has served as a director since July 2001. Dr. Davidson served as a tenured Professor of Management at the Marshall School of Business, University of Southern California from 1985 to 1998. Dr. Davidson founded MESA Research, a management consulting firm acquired by Deloitte & Touche LLP in 1996. He had leadership responsibilities in Deloitte & Touche LLP’s telecom and media management consulting practice from 1996 to 1998, and has served as a partner in four venture capital funds, focusing on emerging telecom and technology ventures. He serves on several private company boards. Dr. Davidson earned an A.B. in economics, an M.B.A. and a doctorate in business administration, all from Harvard University.

      Leon J. Level has served as a director since February 2001 and he is a member of our audit and compensation committees. He currently serves as chairman of our audit committee. Mr. Level has been the Vice President, Chief Financial Officer and a director of Computer Sciences Corporation, a New York Stock Exchange listed company, since 1989. From 1986 to 1989, Mr. Level served as Vice President and Treasurer for Unisys Corporation and Mr. Level also served as Chairman of Unisys Finance Corporation. From 1981 to 1986, Mr. Level served as Vice President for Burroughs Corporation. Prior to 1981, he served in a variety of financial positions with the Bendix Corporation. Mr. Level is a Certified Public Accountant and began his career at Deloitte & Touche LLP, rising to the level of principal. He holds both B.B.A. and M.B.A. degrees from the University of Michigan.

      Allan M. Rosenzweig has served as a director since October 2000 and he is a member of our audit and compensation committees. Mr. Rosenzweig has been the Group Director — Corporate Finance of MIH Limited, a Nasdaq National Market System and Amsterdam Stock Exchange listed company since 1996 and a director of MIH Limited since October 1997. Since November 1997, Mr. Rosenzweig has served as a director of M-Web Holdings, a Johannesburg Stock Exchange listed company. Since 1997, Mr. Rosenzweig has served as a director of OpenTV, a Nasdaq National Market System and Amsterdam Stock Exchange listed company. Mr. Rosenzweig also serves as a director of Brait S.A., a company listed on the London Stock Exchange, Luxembourg Stock Exchange and Johannesburg Stock Exchange. Before joining MIH Limited in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. From 1986 to 1996, Mr. Rosenzweig was the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. Mr. Rosenzweig received a B.A., L.L.B. and H. Dip. Tax Law from the University of the Witwatersand in Johannesburg. Mr. Rosenzweig resigned from the Board of Directors of United Service Technologies Limited, one of our principal shareholders, upon joining our board.

      J. Simon Stubbings has served as a director and a member of our audit and compensation committees since January 1998. He currently serves as chairman of our compensation committee. Since 1997, Mr. Stubbings has been self-employed as a consultant providing legal services. Since August 1999, Mr. Stubbings has served as a non-executive director of Hitachi Credit (UK) PLC, a company listed on the London Stock Exchange. From 1993 to 1997, Mr. Stubbings served as the managing partner for Theodore Goddard, a law firm in London, England. Mr. Stubbings received an Honors Degree in History and Political Science from the University of Dublin. Mr. Stubbings qualified as a solicitor in England and Wales in 1972.

Compensation

      The aggregate salary, bonus and other compensation paid by us and our subsidiaries to our executive directors and senior managers as a group during the fiscal year ended January 31, 2002 was approximately $3.6 million. Of this amount, approximately $0.9 million was paid to our senior managers and executive directors in the form of bonus payments based on an assessment of individual objectives and results achieved. The aggregate amount set aside by us and our subsidiaries to provide pension, retirement and similar benefits to our executive directors and senior managers as a group during the fiscal year ended January 31, 2002 was approximately $165,000.

      During fiscal 2002, options to purchase 20,000 of our ordinary shares were granted to one of our senior managers. The exercise price for these options was $12.49 per share and the options expire in ten years or less from the date of grant. During fiscal 2002, options to purchase 21,000 of our ordinary shares were granted to our non-employee directors under our Non-Employee Directors Share Option Plan. The exercise price for these options was $15.92 per share and the options expire in ten years or less from the date of grant.

Board Practices

      Our Articles of Association provide for a “classified” board composed of three classes of directors with staggered terms. One class of directors is elected at each annual meeting of shareholders (members) and, once elected, directors in the class serve a three-year term and until their respective successors are duly elected. Currently there are two Class “A” directors, Mr. Draper and Mr. Rosenzweig, whose terms expire at our 2004 annual meeting; three Class “B” directors, Mr. Thorrington, Mr. Stubbings and Mr. Level, whose terms expire at our 2002 annual meeting; and three Class “C” directors, Mr. MacFarlane, Mr. Wessels and Dr. Davidson, whose terms expire at our 2003 annual meeting.

      Our non-employee directors do not have service contracts with us providing for benefits upon the cessation of their service. Each non-employee director is entitled to receive an annual retainer of $30,000 plus meeting fees of $2,000 per meeting for their service on our board. Non-employee directors also receive grants of options under our Non-Employee Directors Share Option Plan.

Audit Committee

      Our audit committee operates pursuant to a formal written audit committee charter, which was adopted by our board of directors. The members of the audit committee include Mr. Level, who chairs the committee, Mr. Rosenzweig and Mr. Stubbings. The audit committee is charged with overseeing our accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of, our independent auditors and makes recommendations to our board of directors with respect to these and related matters.

Compensation Committee

      Our compensation committee is responsible for making determinations regarding salaries, bonuses, option grants and other compensation for the company’s officers and key employees. The members of the compensation committee include Mr. Level, Mr. Rosenzweig and Mr. Stubbings, who chairs the committee.

Employment Agreements

      Our executive directors serve at the pleasure of the board of directors, subject to the terms of any written agreements. In September 2000, we approved employment agreements with Mr. Wessels, Mr. MacFarlane, Mr. Thorrington and Mr. Draper. Under the agreements, each executive agrees to serve as one of our executives and in the other positions which we may reasonably request. The agreements have substantially similar terms except that the annual compensation under the agreements for each executive is different and Mr. Wessels and Mr. Draper each receive an automobile allowance. Commencing February 1, 2001 and on each February 1 thereafter, the employment term under each agreement automatically extends for one additional year. Under the agreements, the executives are entitled to a minimum of twelve months severance in the event we terminate their employment without cause or they resign for good reason. For a period of one year following a change of control, the executives are entitled to 24 months severance if they are terminated without cause or they resign for good reason. In addition, if each executive is still employed by us after the one-year anniversary of a change of control, they are entitled to voluntarily resign and receive 24 months salary as severance. The agreements also contain nondisclosure and nonsolicitation provisions.

      In letter agreements, we offered each of our senior managers six months salary as severance in the event we terminate their employment without cause. The agreements also provide the senior managers 12 months salary as severance in the event they are terminated without cause or resign for good reason at any time during the six-month period following a change of control. For the purpose of these agreements, good reason includes a reduction in the individual’s salary or a material reduction in their position, authority, duties or responsibilities. In exchange for the separation benefits provided in the agreements, the senior manager agrees to maintain our confidential information and not to solicit or recruit our employees or customers for a period of one year from the cessation of employment.

Employees

      At January 31, 2002, 2001 and 2000, we employed a total of 6,948, 6,735 and 5,604 persons, respectively. A breakdown of our employees by region for the last three fiscal years is as follows:

	As of January 31,

	2002	2001	2000

Europe	1,333	1,146	796
Americas	1,252	1,335	1,040
Asia Pacific	1,364	1,097	852
Africa	2,948	3,114	2,892
Corporate	51	43	24

Total	6,948	6,735	5,604

      Approximately 1,020 of our employees are subject to collective bargaining arrangements in several countries, including South Africa and the Netherlands. We believe our employee relations to be generally good.

Share Ownership

     2000 Stock Option Plan

      Our 2000 Stock Option Plan provides for the issuance of options to purchase ordinary shares to our directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,359,109 shares are reserved for issuance under the plan, subject to adjustments.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of an ordinary share on the grant date, and the exercise price in case of any non-statutory stock option shall not be less than 85% of the fair market value on the grant date. No person who owns more than 10% of the total combined voting power of our stock may receive incentive stock options unless the exercise price is at least 110% of the fair market value of a share on the grant date. All options issued under the plan have terms of ten years or less. The 2000 Stock Option Plan terminates on March 7, 2010. As of April 30, 2002, options to purchase 1,473,761 ordinary shares with option exercise prices ranging from $12.49 to $18.13 per share have been granted under the plan. Options granted under this plan expire in ten years or less from the date of grant.

     Non-Employee Directors Share Option Plan

      Our Non-Employee Directors Share Option Plan provides that we shall grant options to purchase our ordinary shares to each of our non-employee directors. Under this plan, Mr. Stubbings received an initial grant of options to purchase 3,000 shares, and Dr. Davidson, Mr. Level and Mr. Rosensweig each received an initial grant of options to purchase 15,000 shares when they joined our board. Outstanding options granted under the plan have exercise prices of $15.92 to $17.25 per share. As new non-employee directors are added to our board, they will each receive on the day they join the board an initial grant of options to purchase 15,000 ordinary shares. The plan also provides that each non-employee director is to receive options to purchase 3,000 ordinary shares on the date of each of our annual meetings, excluding the annual meeting in the year the director joined the board. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

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

      Employees in selected subsidiaries who have worked for us for a year or more are eligible to participate in the plan. Eligible employees become plan participants by completing subscription agreements authorizing payroll deductions which are used to purchase shares. The plan is administered in quarterly offering periods. The purchase price for shares purchased under this plan shall be the lower of 85% of the fair market value of our ordinary shares on either the first day or the last day of each quarterly offering period.

     Share Incentive Trusts

      As of January 31, 2002, a total of 457,412 of our issued and outstanding ordinary shares were held in two Guernsey Island trusts created to facilitate share ownership by our executives, employees and directors. One trust was established in 1997 pursuant to our Union-Transport Share Incentive Plan for the benefit of plan participants which include officers, employees and non-executive directors of the company and its subsidiaries. Under this share incentive plan, plan participants were given the right to purchase from the trust ordinary shares at $9.69 per share, but the purchase price of the shares is not payable immediately. As of January 31, 2002, one director had the right to purchase 6,554 ordinary shares, which vest over time, at a purchase price of $9.69 under the share incentive plan. Shares are registered in the name of the participants and are pledged in favor of the trust as security for payment of the obligation to purchase the shares. The other trust was established in 1994 pursuant to our Executive Share Plan for the benefit of our directors and officers. Under the Executive Share Plan, participants are granted options to purchase shares, which options expire if not exercised by the seventh anniversary of the date of grant. Options granted under the Executive Share Plan have exercise prices between $1.99 and $3.87 per share. Subject to applicable requirements, participants in both plans currently have rights which vest over time to acquire a total of 211,083 shares from these two trusts.

      Detailed descriptions of the 2000 Stock Option Plan, Non-Employee Directors Share Option Plan, 2000 Employee Share Purchase Plan and the share incentive trusts are contained in Note 7 to our consolidated financial statements.

      Information regarding the share ownership of our directors and senior managers is contained in “Item 7. Major Shareholders and Related Party Transactions,” following.

      As of January 31, 2002, our directors and senior managers held the following options to purchase our ordinary shares pursuant to our 2000 Stock Option Plan, Non-Employee Directors Share Option Plan and Executive Share Plan:

	Number
Exercise price	of shares	Expiration date

$3.87	10,334	November 2003
3.87	5,167	January 2004
12.49	20,000	October 2011
12.97	671,690	April 2010
15.92	21,000	June 2011
16.40	130,062	September 2010
16.40	18,000	October 2010
17.25	15,000	January 2011
18.13	3,350	December 2010

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of May 6, 2002 by each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our outstanding ordinary shares, each of our directors, each of our senior managers, and all of our directors and senior managers as a group.

	Ownership(1)

Identity of Person or Company	Number	Percent

United Service Technologies Limited(2)	9,269,345	36.1
Union-Transport Holdings Inc.(3)	1,813,225	7.1
PTR Holdings Inc.(4)	4,218,589	16.4
Old Mutual plc and its affiliates(5)	1,487,370	5.8
T. Rowe Price Associates, Inc.(6)	2,608,900	10.2
Matthys J. Wessels(7)	2,940,616	11.4
Roger I. MacFarlane(8)	988,763	3.8
Peter Thorrington(9)	988,763	3.8
Alan C. Draper(10)	804,525	3.1
Lawrence R. Samuels	*	*
Gene Ochi	*	*
Richard J. Anchan	*	*
Linda Bennett	*	*
John S. Hextall	*	*
Brian R. J. Dangerfield	*	*
Gordon C. Abbey	*	*
Walter R. Mapham	*	*
Graham Somerville	*	*
William H. Davidson	*	*
Leon J. Level	*	*
Allan M. Rosenzweig	*	*
J. Simon Stubbings	*	*
Directors and senior managers as a group (17 persons)(11)	6,069,677	23.3

*	Indicates less than one percent.

(1)	More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, United Service Technologies Limited, a British Virgin Islands company, is the registered holder of the shares indicated in the above table. PTR Holdings Inc., a British Virgin Islands company (which we refer to as PTR Holdings), owns approximately 39% of United Service Technologies Limited, but disclaims beneficial ownership of any of our ordinary shares held by United Service Technologies Limited. Mr. Wessels is the Chairman of the Board of United Service Technologies Limited, but disclaims beneficial ownership of any of our ordinary shares held by United Service Technologies Limited.

(3)	Union-Transport Holdings Inc., a British Virgin Islands company (which we refer to as UT Holdings), is the registered holder of the shares indicated in the above table. PTR Holdings is the owner of 56% of the securities of UT Holdings and each of Messrs. MacFarlane and Thorrington is the owner of 11% of the securities of UT Holdings. Two irrevocable trusts formed under the laws of California, one established for the dependents of each of Messrs. MacFarlane and Thorrington, are each the owners of 11% of the outstanding securities of UT Holdings. The independent trustees of such trusts have the power to make decisions with regard to their UT Holdings securities. Pursuant to separate voting agreements between UT Holdings and its shareholders, UT Holdings agreed to vote the UTi ordinary shares held by it as directed by its shareholders in proportion to their interests in UT Holdings as follows:

Shareholder	Number of Shares

PTR Holdings	1,015,405
Mr. MacFarlane	199,455
Mr. Thorrington	199,455
Trust for MacFarlane descendants	199,455
Trust for Thorrington descendants	199,455

Mr. MacFarlane and Mr. Thorrington disclaim beneficial ownership of the UTi ordinary shares held by UT Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by them.

(4)	Listed in the above table are the 2,405,364 ordinary shares registered in the name of PTR Holdings and the 1,813,225 ordinary shares registered in the name of UT Holdings. PTR Holdings is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington and by the Anubis Trust, a Guernsey Islands trust. Under a 2000 voting arrangement, the trust has the power to vote a majority of the outstanding shares of PTR Holdings although it disclaims beneficial ownership of the shares held by PTR Holdings. Pursuant to separate voting agreements between PTR Holdings and its shareholders, PTR Holdings agreed to vote the UTi ordinary shares held directly by PTR Holdings and the UTi ordinary shares held by UT Holdings which PTR Holdings may vote, as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust under its agreement with PTR Holdings were assigned to Mr. Wessels. Accordingly, the indirect shareholders of PTR Holdings have the voting power (but not investment or dispositive power) over the following UTi ordinary shares:

Shareholder	Number of Shares

Mr. MacFarlane	740,160
Mr. Thorrington	740,160
Mr. Wessels	1,940,449

PTR Holdings disclaims beneficial ownership of the UTi ordinary shares held by UT Holdings. Each of Mr. MacFarlane, Mr. Thorrington and Mr. Wessels disclaim beneficial ownership of the UTi ordinary shares held by PTR Holdings to the extent such holdings exceed the number of shares that may be indirectly voted by them. In addition, Mr. Wessels disclaims beneficial ownership of the UTi ordinary shares which he is entitled to vote by reason of the assignment by the Anubis Trust of its rights under the voting agreements mentioned above.

(5)	Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on March 14, 2002, Old Mutual plc has sole voting power over 180,000 of such shares and shared voting power over 1,307,370 of such shares. Old Mutual plc has sole dispositive power over 181,390 of such shares and shared dispositive power over 1,305,980 of such ordinary shares. Old Mutual Life Assurance Society (South Africa) Ltd. holds 1,305,980 of such shares, but Old Mutual Asset Managers (South Africa) Ltd. (“Asset Managers”), has the shared right to vote and dispose of such 1,305,980 shares. Old Mutual plc is an international financial services group based in London.

(6)	Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on March 7, 2002, by T. Rowe Price Associates, Inc. (“Price Associates”). These securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(7)	Includes the UTi ordinary shares registered in the name of a holding company indirectly controlled by Mr. Wessels. Also includes the UTi ordinary shares which Mr. Wessels has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 49,148 shares subject to options exercisable within 60 days of May 6, 2002.

(8)	Includes the UTi ordinary shares which Mr. MacFarlane has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 49,148 shares subject to options exercisable within 60 days of May 6, 2002. Excludes 199,455 shares which may be voted by the irrevocable trust established for Mr. MacFarlane’s dependents as Mr. MacFarlane disclaims beneficial ownership of such shares.

(9)	Includes the UTi ordinary shares which Mr. Thorrington has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 49,148 shares subject to options exercisable within 60 days of May 6, 2002. Excludes 199,455 shares which may be voted by the irrevocable trust established for Mr. Thorrington’s dependents as Mr. Thorrington disclaims beneficial ownership of such shares.

(10)	Includes 81,914 shares subject to options exercisable within 60 days of May 6, 2002.

(11)	Includes 393,750 shares subject to options exercisable within 60 days of May 6, 2002. In addition, this number also includes the UTi ordinary shares over which Messrs. Wessels, MacFarlane and Thorrington have voting power by virtue of the voting agreements described in footnotes (3) and (4) above.

      All of our ordinary shares have identical voting rights. To our knowledge, the only significant change in the percentage ownership held by our principal shareholders in the past three years has been as a result of the issuance by us of our ordinary shares in connection with our U.S. public offering and related transactions which occurred in November 2000, the acquisition by Price Associates of the shares indicated in the above table, and the voting agreements described in the footnotes to the above table.

Related Party Transactions

      We have credit facilities with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc. Old Mutual plc is one of our principal shareholders. As of January 31, 2002, there were no outstanding balances under these credit facilities. During the year ended January 31, 2002, the largest amount outstanding under these facilities was $12.1 million. The interest rates available to us at January 31, 2002 on these facilities were 5.5% and 14.0%. We believe that such loans were made to us in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions.

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

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

      Our consolidated financial statements, along with the independent auditors’ report thereon, are attached to this report beginning on page F-1.

      Due to the nature of our business, primarily international freight forwarding, substantially all of our airfreight and ocean freight net revenues are considered as export sales, representing approximately 66% of our net revenues.

Legal or Arbitration Proceedings

      From time to time, we are a defendant or plaintiff in various legal proceedings, including litigation arising in the ordinary course of our business. To date, none of these types of litigation has had a material effect on us and, as of the date of this annual report, we are not a party to any material litigation except as described below.

      We are involved in litigation in Italy and England with the former ultimate owner of Per Transport SpA and related entities in connection with our April 1998 acquisition of Per Transport SpA and our subsequent termination of the employment of the former ultimate owner as a consultant. The suits seek monetary damages, including compensation for termination of the owner’s consulting agreement. We have brought counter-claims for monetary damages in relation to warranty claims under the purchase agreement. We have recently been advised that proceedings to recover amounts owing by the former ultimate owner and other entities owned by him, to third parties may be instituted against us. It is alleged that Per Transport SpA guaranteed certain obligations of these other entities owned by the former ultimate owner. We believe that these guarantees are the responsibility of the former ultimate owner. These guarantees were made prior to our acquisition, were not disclosed to us during our acquisition negotiations nor were they disclosed in the audited statutory financial statements of Per Transport SpA. Civil and criminal proceedings have also been instituted against the former ultimate owner in relation to these guarantees. The total of all such actual and potential claims is approximately $11 million. We believe that we have adequate defenses in relation to these claims if these proceedings are brought against us.

      We are one of seven defendants named in a lawsuit filed on July 30, 2001 in the United States Bankruptcy Court for the Southern District of New York. The plaintiff, the committee of unsecured creditors of FMI Forwarding (formerly known as Intermaritime Forwarding), alleges under a theory of fraudulent conveyance that we paid inadequate consideration for certain assets of Intermaritime Forwarding and also alleges that we are liable for debts of FMI Forwarding on a successor liability theory. The plaintiff seeks recovery in an amount not less than $4.6 million.

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

Dividend Policy

      On April 3, 2002, an annual regular cash dividend was declared by the board of directors in the amount of $0.075 per ordinary share payable to shareholders of record of April 30, 2002, payable May 15, 2002. During the 2002 fiscal year, we also paid an annual regular cash dividend of $0.075 per ordinary share. Historically, our board of directors has considered the declaration of dividends on an annual basis. Any future determination to pay cash dividends to our shareholders will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, restrictions contained in our agreements, legal requirements and other factors which our board of directors deems relevant. We intend to reinvest a substantial portion of our earnings in the development of our business and no assurance can be given that dividends will be paid to our shareholders in the future.

Significant Changes

      As of the date of this report, there have been no significant changes in our operating results, our financial position or our cash flows since January 31, 2002.

Item 9.     The Offer and Listing

Price Range of our Ordinary Shares

      Our ordinary shares began trading in November 2000 on the Nasdaq National Market System. The high and low market prices for our ordinary shares are as follows:

	High	Low

Year Ending January 31, 2003:
April 1-25, 2002	$20.60	$16.96
March 2002	20.20	17.00
February 2002	17.49	16.31
Year Ended January 31, 2002:
January 2002	19.24	16.33
December 2001	19.57	14.47
November 2001	14.85	12.68
3rd Quarter	18.20	11.16
2nd Quarter	20.00	14.85
1st Quarter	17.50	14.81
Year Ended January 31, 2001:
4th Quarter	20.13	14.75

      Prior to our listing on the Nasdaq National Market System in the United States, our ordinary shares were traded on the Luxembourg Stock Exchange beginning in 1997. We delisted our shares from the Luxembourg Stock Exchange effective October 27, 2000. Prices for our ordinary shares were quoted on the Luxembourg Stock Exchange in United States dollars. The following table sets forth the high and low sales prices of our ordinary shares on the Luxembourg Stock Exchange for the periods indicated (in US$):

	High	Low

Year Ended January 31, 2001:
1st Quarter	$19.08	$12.21
2nd Quarter	27.85	17.17
3rd Quarter through October 27, 2000	22.89	19.08
Year Ended January 31, 2000	16.79	10.68
Year Ended January 31, 1999	21.94	13.89
Year Ended January 31, 1998	17.55	16.02

Markets

      Our ordinary shares are listed on the Nasdaq National Market System under the symbol, “UTIW.”

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

      A director may vote in respect of any proposal, contract or arrangement in which the director is materially interested. The remuneration of directors is determined by the company by ordinary resolution. There is no retirement age limit for our directors and our directors are not required to own any of our shares to serve as directors.

      Our Memorandum and Articles of Association authorize the issuance of up to 500,000,000 ordinary shares of no par value and 100,000,000 preference shares of no par value of which 50,000,000 have been designated as Class A Preference Shares and 50,000,000 have been designated as Class B Preference Shares. For a description of the rights, preferences and restrictions attaching to our ordinary and preference shares and of what actions are necessary to change the rights of holders of such shares, please see the following sections in our Registration Statement on Form F-1 (File No. 333-47616): “Description of Capital Stock — General, Ordinary Shares, Preference Shares, Anti-Takeover Matters.”

      Annual meetings of our shareholders for election of directors and for such other business as may come before such meetings are held each year at such date and time as determined by our board of directors. Written notice of an annual meeting is given to our shareholders whose names appear in our share registry on the date of the notice. Only such shareholders are entitled to vote at the annual meeting. For a description of the conditions governing the manner in which extraordinary general meetings of our shareholders may be called please see the following section in our Registration Statement on Form F-1 (File No. 333-47616): “Description of Capital Stock — Anti-Takeover Matters.”

      There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

      For a description of those provisions in our Memorandum and Articles of Association that would have the effect of delaying, deferring or preventing a change in control of the company or that would operate only with respect to a merger, acquisition or corporate restructuring involving our company (or any of our subsidiaries), please see the following section in our Registration Statement on Form F-1 (File No. 333-47616): “Description of Capital Stock — Anti-Takeover Matters.”

      There are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

      Pursuant to a registration rights agreement, PTR Holdings Inc. and Union-Transport Holdings Inc. are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, (the “Securities Act”). Under these registration rights, in the event we elect to register any of our ordinary shares for specified purposes, the holders of the shares are entitled to include their ordinary shares in the registration. Such holders are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act with respect to their ordinary shares. All expenses in connection with any registration, other than the underwriting discount and commission, will be paid by us.

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

Taxation

     United States Federal Income Tax Consequences

     General

      This section summarizes the material United States federal income tax consequences to holders of our ordinary shares as of the date of this report. The summary applies to you only if you hold our ordinary shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds our ordinary shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	a person that owns, or is treated as owning, 10% or more of any class of our shares.

      The discussion is based on current law. Changes in the law may alter the tax treatment of our ordinary shares, possibly on a retroactive basis. The discussion also assumes that we will not be classified as a “controlled foreign corporation” under U.S. law.

      The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of holding our ordinary shares in your particular situation.

      For purposes of the discussion below, you are a “U.S. holder” if you are a beneficial owner of our ordinary shares who or which is:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation, that was created, or treated as created, under U.S. law (federal or state);

•	an estate whose world-wide income is subject to U.S. federal income tax; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over its administration and (2) one or more U.S. persons have authority to control all substantial decisions of the trust.

      If you are not a U.S. holder, you are a “Non-U.S. holder” and the discussion below titled “Tax Consequences to Non-U.S. Holders” will apply to you.

      If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you should consult your tax advisor.

     Tax Consequences to U.S. Holders

     Distributions

      If we make any distributions on our ordinary shares, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our ordinary shares generally will be taxed to you as a dividend (i.e., ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. To the extent any distribution exceeds our earnings and profits, as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such common stock). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares. See “Sale or Other Disposition of our Ordinary Shares,” below. Because we are not a U.S. corporation, dividends paid by us to corporations are not eligible for the dividends-received deduction. A U.S. holder will not be eligible to claim a foreign tax credit against its U.S. federal income tax liability for foreign taxes paid by us unless it is a U.S. corporation owning 10 percent or more of our voting stock. Dividends paid with respect to our ordinary shares will generally be treated as foreign source “passive income” or, in the case of some types of U.S. holders, “financial services income,” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

     Sale or Other Disposition of our Ordinary Shares

      In connection with the sale or other taxable disposition of our ordinary shares:

•	you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition, and your adjusted tax basis in such ordinary shares.

•	any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our ordinary shares is more than one year at the time of such sale or other disposition.

•	any gain or loss will be treated as having a United States source for United States foreign tax credit purposes and as a result of the foreign tax credit provisions of the Internal Revenue Code of 1986 you may be unable to claim a foreign tax credit for British Virgin Islands taxes, if any, imposed upon the sale or disposition of ordinary shares.

•	your ability to deduct capital losses is subject to limitations.

     Passive Foreign Investment Company

      We will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of our gross income for the taxable year is passive income; or

•	on average for the taxable year, 50% or more of our assets by value or under certain circumstances, by adjusted basis, produce or are held for the production of passive income.

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

      If we are classified as a passive foreign investment company for any taxable year, unless a qualified electing fund election is made:

•	any excess distributions (generally defined as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year) made by us during a taxable year must be allocated ratably to each day of your holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which we were classified as a passive foreign investment company will be included as ordinary income in gross income for that year. The amount allocated to each prior taxable year will be taxed as ordinary income at the highest rate in effect for the U.S. holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes; and

•	the entire amount of any gain realized upon the sale or other disposition of ordinary shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and to the extent allocated to years prior to the year of sale or other disposition, will be subject to the interest charge described above.

      The passive foreign investment company rules will not apply if the U.S. holder elects to treat us as a qualified electing fund and we provide specific information required to make the election. If we were classified as a passive foreign investment company, we intend to notify U.S. holders and provide them with that information as may be required to make the qualified electing fund election effective. If the qualified election fund election is made, a U.S. holder is taxable on its pro-rata share of our ordinary earnings and net capital gain for each taxable year of the company, regardless of whether the distributions were received. The U.S. holder’s basis in the ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction in basis in the ordinary shares and will not be taxed again as a distribution.

      U.S. holders that own ordinary shares during any year in which we are classified as a passive foreign investment company, must file Form 8621. We urge you to consult your own U.S. tax advisor regarding the U.S. federal income tax consequences of holding our shares while classified as a passive foreign investment company.

     Information Return and Backup Withholding

      Distributions made by us with respect to our ordinary shares and gross proceeds from the disposition of the shares may be subject to information reporting requirements to the Internal Revenue Service and a 30% backup withholding tax. However, the backup withholding tax will generally not apply to a U.S. holder who furnishes a correct taxpayer identification number and provides other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against the shareholder’s United States federal income tax liability. Accordingly, we urge you to contact your own tax advisor to ascertain whether it is necessary for you to furnish any such information to us or the Internal Revenue Service.

     Tax Consequences to Non-U.S. Holders

     Distributions

      If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on distributions made on our ordinary shares unless:

•	you conduct a trade or business in the United States and,

•	the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States).

      If you satisfy the two above-described requirements, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Sale or Other Disposition of our Ordinary Shares

      If you are a non-U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•	you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

•	your gain is attributable to an office or other fixed place of business that you maintain in the United States, or

•	you have a tax home in the United States.

      Effectively connected gains realized by a non-U.S. corporation may also, under some circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

     Backup Withholding and Information Reporting

      Payments (or other taxable distributions) in respect of our ordinary shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. You will not be subject to “backup” withholding of U.S. federal income tax provided that:

•	you are a corporation or other exempt recipient, or

•	you provide a taxpayer identification number (which, in the case of an individual, that is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred.

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

     Documents on Display

      We have filed with the United States Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our ordinary shares.

      You may read and copy all or any portion of the annual report or other information in our files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and at 175 West Jackson Boulevard, Suite 905, Chicago, Illinois 60604. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a web site which provides on-line access to reports and other information regarding the registrants that file electronically with the Commission at the address (http://www.sec.gov).

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Quantitative Information about Market Risk

     Exchange Rate Sensitivity

      Our use of derivative financial instruments is limited to forward foreign exchange contracts. At January 31, 2002, the notional value of all of our open forward foreign exchange contracts was $5.8 million related to 151 transactions denominated in various currencies, but predominantly in United States dollars, Euros and pounds sterling. These contracts are entered into at the time the foreign currency exposure is incurred and do not exceed 60 days.

      The following tables provide comparable information about our non-functional currency components of balance sheet items by currency, and presents such information in United States dollar equivalents at January 31, 2002 and 2001. These tables summarize information on transactions that are sensitive to foreign currency exchange rates, including non-functional currency denominated receivables and payables. The net amount that is exposed in foreign currency is then subjected to a 10% change in the value of the functional currency versus the non-functional currency.

      Non-functional currency exposure in United States dollar equivalents is as follows (in thousands):

				Foreign exchange
				gain/(loss) if functional
				currency
			Net
			Exposure	Appreciates	Depreciates
Non-functional currency	Assets	Liabilities	long/(short)	by 10%	by 10%

At January 31, 2002:
United States dollars	$3,930	$1,996	$1,934	$193	$(193)
Euro	1,242	252	990	99	(99)
Japanese yen	—	47	(47)	(5)	5
Other	308	366	(58)	(6)	6

Total	$5,480	$2,661	$2,819	$281	$(281)

At January 31, 2001:
United States dollars	$5,211	$2,426	$2,785	$278	$(278)
Euro	1,118	1,269	(151)	(15)	15
Japanese yen	—	320	(320)	(32)	32
Other	137	795	(658)	(66)	66

Total	$6,466	$4,810	$1,656	$165	$(165)

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

      The fair value of our long-term bank loans approximates the carrying value at January 31, 2002 and January 31, 2001. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and was not considered material at either year-end.

Item 12.     Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

      Our transfer agent for our ordinary shares is Computershare Trust Company, Inc., located at 350 Indiana Street, Suite 800 in Golden, Colorado 80401.

Use of Proceeds

      The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-47616) for the initial U.S. public offering of 5,405,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on November 2, 2000. We received net proceeds of $71.8 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters.

      We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. Approximately $21.9 million of the net proceeds was used for the acquisition of subsidiaries, including SLi, and contingent acquisition payments in the year ended January 31, 2002. We used approximately $26.3 million of the net proceeds to repay existing debt under various credit facilities. The remaining net proceeds have been and are being used by us for general corporate and working capital purposes.

PART III

Item 17.     Financial Statements

      Not applicable as our consolidated financial statements have been prepared in accordance with Item 18.

Item 18.     Financial Statements

      Our consolidated financial statements are attached to this report and begin on page F-1.

Item 19.     Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company**
1.2	Articles of Association of the Company, as amended****
4.1	Form of Employment Agreement between Mr. Wessels and the Company*
4.2	Form of Employment Agreement between Mr. MacFarlane and the Company*
4.3	Form of Employment Agreement between Mr. Thorrington and the Company*
4.4	Form of Employment Agreement between Mr. Draper and the Company*
4.5	Registration Rights Agreement between PTR Holdings Inc., UT Holdings, Inc. and the Company*
4.6	Credit Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Logistics Inc., Union-Transport Brokerage Corp., Vanguard Cargo Systems, Inc., UT Services, Inc., General Electric Capital Corporation and Lenders dated August 15, 2000*
4.7	2000 Stock Option Plan, as amended
4.8	Non-Employee Directors Share Option Plan*
4.9	Continuing Guaranty between Registrant and General Electric Capital Corporation dated August 15, 2000*
4.10	Security Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.11	Pledge Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.12	Strategic Alliance Agreement between the Registrant and i2 Technologies BV dated December 15, 1999†*
4.13	Software License Agreement between the Registrant and i2 Technologies BV dated December 15, 1999†*
4.14	Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant dated August 25, 2000†*
4.15	Asset Purchase Agreement between Continental Container Line, Inc., Continental Cargo Logistics Inc. (New York corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen dated August 25, 2000†*
4.16	Bridge Financing Facility Agreement between Gensec Ireland Limited and the Registrant dated August 25, 2000, as amended*
4.17	Form of Severance Agreement between the Registrant and its executive officers*

Exhibit	Description

4.18	Amendment to Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant**
4.19	2000 Employee Share Purchase Plan, as amended***
4.20	Union-Transport Share Incentive Plan, as amended
4.21	Executive Share Plan, as amended
8.1	Subsidiaries of the Registrant
10.1	Independent Auditors’ Consent

*	Filed as part of the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

**	Filed as part of Amendment No. 1 to the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as part of the Company’s Registration Statement on Form S-8 (No. 333-58832) on April 12, 2001.

****	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 4, 2001.

†	Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTi WORLDWIDE INC.

By:	/s/ ROGER I MACFARLANE

Roger I. MacFarlane
Chief Executive Officer

Date: May 6, 2002

UTi WORLDWIDE INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of UTi Worldwide Inc.

      We have audited the accompanying consolidated balance sheets of UTi Worldwide Inc. and its subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2002. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UTi Worldwide Inc. and its subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

April 3, 2002

UTi WORLDWIDE INC.

CONSOLIDATED INCOME STATEMENTS
For the years ended January 31, 2002, 2001 and 2000
(in thousands, except share and per share amounts)

	Year ended January 31,

	2002	2001	2000

Gross revenue	$889,786	$863,259	$706,955
Freight consolidation costs	585,227	561,413	461,338

Net revenue	304,559	301,846	245,617
Staff costs	156,005	154,426	124,330
Depreciation	9,411	9,060	7,798
Amortization of goodwill	5,339	4,306	2,935
Other operating expenses	104,134	109,846	90,032

Operating income	29,670	24,208	20,522
Interest expense, net	(1,210)	(2,221)	(1,299)
Gains/(losses) on foreign exchange	17	3,636	(473)

Pretax income	28,477	25,623	18,750
Income tax expense	(7,970)	(6,208)	(1,652)

Income before minority interests	20,507	19,415	17,098
Minority interests	(1,349)	(962)	(405)

Net income	$19,158	$18,453	$16,693

Basic earnings per ordinary share	$0.76	$0.95	$1.12
Diluted earnings per ordinary share	$0.75	$0.88	$0.86
Number of weighted average shares used for per share calculations:
Basic shares	25,233,394	19,345,036	14,262,756
Diluted shares	25,501,864	21,053,432	19,355,747

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS
As of January 31, 2002 and 2001
(in thousands, except share data)

	January 31,

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$87,594	$98,372
Trade receivables, net of allowance for doubtful accounts of $9,638 and $11,156 as of January 31, 2002 and 2001, respectively	180,866	212,860
Deferred income tax assets	1,890	2,215
Other current assets	21,628	21,336

Total current assets	291,978	334,783
Property, plant and equipment, net	31,185	34,952
Goodwill, net of accumulated amortization of $11,612 and $6,441 as of January 31, 2002 and 2001, respectively	76,611	68,043
Investments	215	209
Deferred income tax assets	1,431	1,469
Other non-current assets	3,191	4,297

Total assets	$404,611	$443,753

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Bank lines of credit	$21,062	$32,609
Short-term borrowings	11,518	11,570
Current portion of capital lease obligations	1,780	2,307
Trade payables and other accrued liabilities	173,113	188,902
Income taxes payable	4,743	3,747
Deferred income tax liabilities	842	213

Total current liabilities	213,058	239,348
Long-term bank borrowings	1,192	3,159
Capital lease obligations	5,726	8,672
Deferred income tax liabilities	1,566	2,377
Retirement fund obligations	693	682
Minority interests	2,522	2,027

Commitments and contingencies

Shareholders’ equity:
Non-voting variable rate participating cumulative convertible preference shares of no par value:
Class A — authorized 50,000,000; none issued	—	—
Class B — authorized 50,000,000; none issued	—	—
Common stock — authorized 500,000,000 ordinary shares of no par value; issued and outstanding 25,702,401 and 25,685,950 shares as of January 31, 2002 and 2001, respectively	207,143	206,626
Retained earnings	36,608	19,376
Accumulated other comprehensive loss	(63,897)	(38,514)

Total shareholders’ equity	179,854	187,488

Total liabilities and shareholders’ equity	$404,611	$443,753

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended January 31, 2002, 2001 and 2000
(in thousands, except share data)

						Accumulated
	Preference shares		Common stock			other
					Retained	comprehensive
	Shares	Amount	Shares	Amount	earnings	loss	Total

Balance at January 31, 1999	4,788,281	$36,535	15,259,099	$89,551	$(10,592)	$(21,926)	$93,568
Comprehensive income:
Net income	—	—	—	—	16,693	—	16,693
Foreign currency translation adjustment	—	—	—	—	—	(1,470)	(1,470)

Total comprehensive income							15,223

Stock compensation costs	—	—	—	1,401	—	—	1,401
Dividends	—	—	—	—	(2,790)	—	(2,790)

Balance at January 31, 2000	4,788,281	36,535	15,259,099	90,952	3,311	(23,396)	107,402
Comprehensive income:
Net income	—	—	—	—	18,453	—	18,453
Foreign currency translation adjustment	—	—	—	—	—	(15,118)	(15,118)

Total comprehensive income							3,335

Conversion of preference shares into ordinary shares	(4,788,281)	(36,535)	4,788,281	36,535	—	—	—
Shares issued	—	—	5,638,570	75,295	—	—	75,295
Stock compensation costs	—	—	—	3,844	—	—	3,844
Dividends	—	—	—	—	(2,388)	—	(2,388)

Balance at January 31, 2001	—	—	25,685,950	206,626	19,376	(38,514)	187,488
Comprehensive loss:
Net income	—	—	—	—	19,158	—	19,158
Foreign currency translation adjustment	—	—	—	—	—	(25,383)	(25,383)

Total comprehensive loss							(6,225)

Shares issued under 2000 employee share purchase plan	—	—	5,310	72	—	—	72
Stock options exercised	—	—	11,141	145	—	—	145
Stock compensation costs	—	—	—	300	—	—	300
Dividends	—	—	—	—	(1,926)	—	(1,926)

Balance at January 31, 2002	—	$—	25,702,401	$207,143	$36,608	$(63,897)	$179,854

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended January 31, 2002, 2001 and 2000
(in thousands)

	Year ended January 31,

	2002	2001	2000

OPERATING ACTIVITIES:
Net income	$19,158	$18,453	$16,693
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	300	3,844	1,401
Depreciation	9,411	9,060	7,798
Amortization of goodwill	5,339	4,306	2,935
Deferred income taxes	161	110	(2,188)
Gain on disposal of property, plant and equipment	(187)	(236)	44
Loss on disposal of investments	—	362	—
Other	1,326	328	(192)
Changes in operating assets and liabilities:
Decrease/(increase) in trade receivables	24,055	(56,574)	(38,873)
Decrease/(increase) in other current assets	(782)	(5,095)	4,028
(Decrease)/increase in trade payables	(20,564)	48,479	12,369
(Decrease)/increase in other accrued liabilities	4,869	9,617	6,225

Net cash provided by operating activities	43,086	32,654	10,240
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(8,711)	(10,121)	(8,990)
Proceeds from disposal of property, plant and equipment	912	887	485
Proceeds from disposal of investments	63	664	—
Acquisitions of subsidiaries and contingent earn-out payments	(21,868)	(31,202)	(21,767)
Purchases of marketable securities	(83)	(262)	(290)
Other	—	(240)	1,032

Net cash used in investing activities	(29,687)	(40,274)	(29,530)
FINANCING ACTIVITIES:
(Decrease)/increase in bank lines of credit	(14,225)	12,451	7,420
Increase in short-term borrowings	168	9,437	907
Long-term bank borrowings — advanced	116	2,988	19
Long-term bank borrowings — repaid	(72)	(181)	—
Repayments of capital lease obligations	(1,985)	(2,049)	(2,731)
Decrease in minority interests	(532)	—	—
Net proceeds from the issuance of ordinary shares	217	72,795	—
Dividends paid	(1,926)	(3,118)	(2,903)

Net cash (used in)/provided by financing activities	(18,239)	92,323	2,712

Net (decrease)/increase in cash and cash equivalents	(4,840)	84,703	(16,578)
Cash and cash equivalents at the beginning of the year	98,372	20,760	38,555
Effect of foreign exchange rate changes	(5,938)	(7,091)	(1,217)

Cash and cash equivalents at the end of the year	$87,594	$98,372	$20,760

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2002, 2001 and 2000

1. Summary of Significant Accounting Policies

Basis of Presentation

      UTi Worldwide Inc. (the “Company” or “UTi”) is engaged in non-asset based air and ocean transportation and forwarding, customs clearances and distribution value added services, such as warehousing. The Company serves its clients through a worldwide network of 415 offices in 133 countries, including agents.

      The consolidated financial statements incorporate the financial statements of UTi and all subsidiaries controlled by the Company (generally 50% or more shareholding). Control is achieved where the Company has the power to govern the financial and operating policies of a subsidiary company so as to obtain benefits from its activities. The results of subsidiaries acquired during the year are included in the consolidated financial statements from the effective dates of acquisition. All significant intercompany transactions and balances are eliminated.

      Effective February 1, 2001, the Company changed its reporting from international accounting standards to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All prior year data included in the accompanying consolidated financial statements is presented in conformity with U.S. GAAP. Certain reclassifications have been made to conform prior year data to the current year presentation.

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      All dollar amounts in the notes are presented in thousands except for share data.

Currency Translation

      For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are recorded as a separate component of equity and are included in other comprehensive income or loss. Transactions in foreign currencies during the year are remeasured at rates of exchange ruling on the dates of the transactions. These gains and losses arising on remeasurement are accounted for in the income statement. Exchange differences arising on the translation of long-term structural loans to subsidiary companies are recorded as a separate component of equity and are included in other comprehensive income or loss. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

Revenue Recognition

      Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

      Federal, state and foreign income taxes are computed at current tax rates, less tax credits. Tax provisions include amounts that are currently payable, plus changes in deferred income tax assets and liabilities that arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes.

      Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax is charged or credited to the income statement.

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

      Significant portions of the Company’s trade receivables are from large companies. None of the Company’s other financial instruments represent a concentration of credit risk because the Company has dealings with a variety of major banks and customers worldwide.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line and reducing balance methods in amounts sufficient to relate the cost and amortization of depreciable assets to operations over the estimated useful lives of the assets at the following annual rates:

Computer equipment/software	20% – 33%
Fixtures, fittings and equipment	10% – 33%
Motor vehicles	10% – 33%
Buildings	2.5% – 10%

      The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

      Assets held under capital leases are amortized over their expected useful lives on the same basis as owned assets, or if there is not reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is amortized over the shorter of the lease term or its useful life. Leasehold improvements are

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized over the estimated useful life of the related asset, or over the remaining term of the lease, whichever is shorter.

Goodwill

      Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is amortized using the straight-line method following an assessment of the estimated useful life, subject to a maximum period of 20 years. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

      Beginning in the first quarter of fiscal 2003, the Company will cease amortizing goodwill as it adopts Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” This standard will require the Company to revise its accounting policy with respect to evaluating goodwill for impairment beginning the first quarter of fiscal 2003.

     Investments

      Investments in associated companies are accounted for using the equity method when the Company has significant influence over the operating and financial policies (generally an investment of 20-50%). Where the investment is below 20%, but the Company can demonstrate that it has significant influence over the operating and financial policies, the investee is accounted for using the equity method. The accompanying consolidated income statements include the Company’s share of net income from associated companies. The goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

      Investments in companies, where the Company does not exercise significant influence, are stated at cost less any impairment losses recognized, in cases when the investment carrying amount exceeds its estimated recoverable amount.

     Retirement Benefit Costs

      Payments to defined contribution retirement benefit plans are expensed as they fall due. Payments made to state-managed retirement benefit plans are dealt with as defined contribution plans where the Company’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

      For defined benefit retirement benefit plans, the cost of providing retirement benefits under the Company’s defined benefit plans is determined using the projected unit credit method, with the actuarial valuations being carried out at each balance sheet date. Unrecognized actuarial gains and losses which exceed 10% of the greater of the present value of the Company’s pension obligations or the fair value of the plans’ assets are amortized over the expected average remaining working lives of the employees participating in the plans. Actuarial gains and losses which are within 10% of the present value of the Company’s pension obligations or the fair value of the plans’ assets are carried forward. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the amended benefits become vested.

      The amount recognized as retirement fund obligations in the accompanying consolidated balance sheets represents the present value of the defined benefit obligations as adjusted for unrecognized actuarial gains and losses and unrecognized past service costs, and reduced by the fair value of the plans’ assets.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Fair Values of Financial Instruments

      The Company’s principal financial assets are cash and cash equivalents and trade and other receivables. The carrying amounts of cash and cash equivalents and trade and other receivables approximate fair value because of the short maturities of these instruments.

      Financial liabilities and equity instruments are classified according to the substance of the contractual agreements entered into. Significant financial liabilities include trade and other payables, interest-bearing bank lines of credit and bank loans, and capital lease obligations. The carrying amounts of bank lines of credit, capital lease obligations and the majority of other long-term borrowings approximate fair values because the interest rates are based upon variable reference rates. Interest-bearing bank loans and bank lines of credit are recorded at the proceeds received, net of direct issue costs. Interest expense, including premiums payable on settlement or redemption, is accounted for on an accrual basis and is added to the carrying value of the instruments to the extent that they are not settled in the period in which they arise.

      Equity instruments are recorded at the proceeds received, net of direct issue costs.

     Risk Management

      The Company’s credit risk is primarily attributable to its trade receivables. The amounts presented in the accompanying consolidated balance sheets are net of allowances for doubtful receivables, estimated by the Company’s management based on prior experience and the current economic environment. The Company has no significant concentration of credit risk, with exposure spread over a large number of customers.

      The credit risk on liquid funds and derivative financial instruments is limited because the counter parties are banks with high credit ratings assigned by international credit rating agencies.

      In order to manage its exposure to foreign exchange risks, the Company enters into forward exchange contracts. At the end of each accounting period, the forward exchange contracts are marked to fair value and the resulting gains and losses are recorded in the income statement.

     New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet at the fair value. SFAS 133 became effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 as amended by SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB No. 133” (“SFAS 137”) and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 138”). The Company adopted SFAS 133, SFAS 137 and SFAS 138 on February 1, 2001 and their adoption did not have a material impact on the Company’s financial position or results of operations.

      In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations” (“SFAS 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 supercedes Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations,” and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, “Intangible Assets,” and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS 142 will result in the Company’s discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS 142 beginning in the first quarter of fiscal 2003, which could have an adverse effect on the Company’s future results of operations if an impairment occurs. Consequently, the Company is currently evaluating the impact that the provisions of SFAS 141 and SFAS 142 will have on its results of operations and financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), and in August 2001, issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and portions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact that the provisions of SFAS 143 and SFAS 144 will have on its results of operations and financial position.

2. Acquisitions

      The following acquisitions have all been accounted for using the purchase method of accounting. On the acquisition of a business, where the cost of the acquisition exceeds the fair value attributable to the purchased net assets, the difference is treated as goodwill. All acquisitions are primarily engaged in providing cargo transportation logistics management, including international air and ocean freight forwarding, customs brokerage and logistic services. The results of acquired businesses have been included in the Company’s consolidated financial statements from the dates of acquisition.

     For the year ended January 31, 2002

      On February 1, 2001 the Company acquired 51% of Pership Logistics (Private) Limited, incorporated in Sri Lanka, for a consideration of approximately $1,300.

      On May 1, 2001, the Company acquired 51% of Eilat Overseas Limited, incorporated in Israel, for a consideration of approximately $700.

      On January 25, 2002 the Company acquired 100% of the issued and outstanding share capital of Grupo SLI & Union S.L., incorporated in Spain, for an initial consideration of approximately $8,600, with the final purchase price being dependent on certain performance criteria being achieved over the next four years.

     For the year ended January 31, 2001

      On March 30, 2000, the Company acquired certain assets and liabilities in KCB International Limited, incorporated in New Zealand, for a total consideration of approximately $306.

      On April 1, 2000, the Company acquired certain assets and liabilities in Southern Overseas Express Lines Inc., incorporated in the United States, for a consideration of approximately $3,965. The final purchase price is dependent on certain performance criteria being achieved over the two-year period following the date of acquisition and has not yet been finalized.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On May 1, 2000, the Company acquired 51% of Colcarga LTDA, incorporated in Colombia, for a consideration of $419.

      On June 1, 2000, the Company acquired 100% of the issued share capital of BTG Logistics AB, Sweden for a consideration of approximately $2,156. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

      On June 1, 2000 the Company acquired certain assets and liabilities in S Stern Customs Brokers Inc., incorporated in the United States, for a consideration of approximately $1,200. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

      On July 1, 2000 the Company acquired certain assets and liabilities in International Freight Services Group Holdings Limited, with operations in Australia, New Zealand, the United Kingdom and the United States, for a consideration of approximately $3,400. The final purchase price is dependent on certain performance criteria being achieved over the one-year period following the date of acquisition.

      Effective September 1, 2000, the Company acquired substantially all of the assets of the Continental group, a group of five related companies in the freight forwarding industry under common control and incorporated in the United States and Hong Kong, for total consideration of approximately $27,711. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

      Effective December 1, 2000, the Company acquired substantially all of the assets of Walford Holdings Limited, with operations in Australia and New Zealand, for a consideration of approximately $3,443.

     For the year ended January 31, 2000

      On February 1, 1999, the Company acquired the entire issued share capital of Unitrans do Brasil Limitada, incorporated in Brazil, for a consideration of $6,755 settled in cash.

      On February 1, 1999, the Company acquired the entire issued share capital of Active Airline Representatives BV, incorporated in the Netherlands. The final purchase price was $618.

      On February 1, 1999, the Company acquired the entire issued share capital of Sea Air Transport BV, incorporated in the Netherlands. The final purchase price was $2,768.

      On February 1, 1999, the Company acquired 55% of the issued share capital of Union-Transport Egypt Limited, a company incorporated in Egypt for $362 settled in cash.

      On February 1, 1999, the Company acquired 60% of the issued share capital of Union-Transport Tasimacilik Limited, incorporated in Turkey for $102 settled in cash.

      On April 8, 1999, the Company acquired the remaining 50% of the issued share capital of Union Air Transport Inc., incorporated in the Philippines, for a purchase price of $1,200 settled in cash.

      On July 1, 1999, the Company acquired 50% of the issued share capital of Co-ordinated Investment Holdings (Proprietary) Limited, incorporated in South Africa for $261 settled in cash.

      On September 1, 1999, the Company acquired the business of Max International Freight Forwarders Corporation and Max International Brokerage Corporation. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition, and is estimated to be $970.

      On September 1, 1999, the Company formed Union Logistics Limited, incorporated in Ireland. This company acquired the freight forwarding business of RMF Ireland Limited for a purchase price of $360.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On September 30, 1999, the Company acquired the entire issued share capital of Union Transport (Scotland) Limited, a company incorporated in Scotland. The final purchase price is estimated to be $2,100, but has not yet been finalized. The assets and liabilities of this company were incorporated into Union Air Transport Limited.

      On November 16, 1999, the Company acquired the remaining 11% of the share capital of Union-Transport (India)(Private) Limited, a company incorporated in India, for a purchase price of $240 settled in cash.

      On January 31, 2000, the Company acquired the entire issued share capital of Commerce Customs Brokers and Freight Forwarders Limited, incorporated in Canada, together with certain subsidiary companies. The final purchase price is dependent on certain performance criteria being achieved over the next three-year period following the date of acquisition, and is estimated to be $1,200.

      On December 23, 1999, the Company acquired the business of Inter-Maritime Forwarding Company. The final purchase price is dependent on certain performance criteria being achieved over the next three-year period following the date of acquisition, and is estimated to be $2,100.

      The following table shows the pro forma results of these acquisitions as if they had occurred at the beginning of the fiscal year, and for the immediately preceding year as if these had occurred at the beginning of that fiscal year.

	(Unaudited)

	Gross	Net	Earnings
	revenue	income	per share*

Fiscal year ended January 31, 2002:
As reported	$889,786	$19,158	$0.75
Acquisitions	33,298	1,366	0.05

Total	$923,084	$20,524	$0.80

Fiscal year ended January 31, 2001:
As reported	$863,259	$18,453	$0.88
Acquisitions	38,357	1,422	0.07

Total	$901,616	$19,875	$0.94

*	Earnings per share calculated based on 25,501,864 and 21,053,432 diluted ordinary shares for the year ended January 31, 2002 and 2001, respectively.

      An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of consolidated subsidiary and associated undertakings and other goodwill is as follows:

	Year ended January 31,

	2002	2001	2000

Cash consideration	$20,158	$32,538	$21,702
Cash at bank acquired	(556)	(1,391)	(723)
Bank overdrafts acquired	2,266	55	788

Net outflow of cash and cash equivalents in respect of the purchase of subsidiary and associated undertakings and other goodwill	$21,868	$31,202	$21,767

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended January 31,

	2002	2001	2000

Purchase price:
Cash consideration for new acquisitions	$9,590	$27,775	$16,486
Contingent earn-out payments	10,568	4,763	5,216

Total cash consideration	20,158	32,538	21,702
Fair value of shares issued	—	2,500	—

Less fair value of net assets acquired:
Fair value of assets	15,536	2,270	2,162
Cash at bank acquired	556	1,391	723
Liabilities assumed	(12,772)	(1,558)	(1,262)
Bank overdrafts assumed	(2,266)	(55)	(788)

Goodwill	$19,104	$28,227	$15,651

3. Income Taxes

      Income tax expense is comprised of the following:

	Federal	State	Foreign	Total

Year ended January 31, 2002:
Current	$—	$128	$7,633	$7,761
Deferred	517	89	(397)	209

	$517	$217	$7,236	$7,970

Year ended January 31, 2001:
Current	$45	$—	$6,032	$6,077
Deferred	—	—	131	131

	$45	$—	$6,163	$6,208

Year ended January 31, 2000:
Current	$97	$—	$3,634	$3,731
Deferred	—	—	(2,159)	(2,159)
Other	—	—	80	80

	$97	$—	$1,555	$1,652

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the Company’s statutory tax rate to the effective tax rate is as follows:

	Year ended January 31,

	2002	2001	2000

Statutory income tax rate for the Company	—%	—%	—%
Increase/(decrease) in rate resulting from:
Foreign income tax differential	17.1	19.7	22.9
Non-deductible expenses	8.9	5.8	3.5
Increase in income tax rates	(0.2)	—	—
Deferred income tax assets not recognized	(0.8)	(2.8)	(4.2)
Change in valuation allowance	1.8	(1.1)	(15.5)
Other income tax	1.2	2.6	2.1

Effective income tax rate	28.0%	24.2%	8.8%

      The deferred income tax assets and deferred income tax liabilities resulted from temporary differences associated with the following:

	As of January 31,

	2002	2001

Gross deferred income tax assets:
Allowance for doubtful accounts	$1,335	$1,527
Accruals not currently deductible	2,012	2,346
Property, plant and equipment	226	—
Goodwill	1,636	1,377
Net operating loss carryforwards	2,955	2,234
Other	291	338

Total gross deferred income tax assets	8,455	7,822
Gross deferred income tax liabilities:
Property, plant and equipment	(397)	(143)
Retirement benefit obligations	(1,114)	(1,342)
Other	(951)	(668)

Total gross deferred income tax liabilities	(2,462)	(2,153)
Valuation allowance	(5,080)	(4,575)

Net deferred income tax asset	$913	$1,094

      As of January 31, 2002, the Company has federal net operating loss carryforwards of approximately $2,565. These net operating loss carryforwards will begin to expire in the year ending January 31, 2011. The Company has no operating loss carryforwards relating to state taxes. The Company also has approximately $6,527 net operating loss carryforwards in various countries excluding the United States of America. These expire at various dates with certain locations having indefinite time periods in which to use their net operating loss carryforwards.

      The Company has established a valuation allowance in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” The valuation allowance primarily relates to the net operating losses of subsidiaries. The Company continually reviews the adequacy of valuation allowances and establishes the allowances when it is determined that it is more likely than not that the benefits will not be realized. During

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the years ended January 31, 2002 and 2001, the valuation allowance was increased by $505 and decreased by $271, respectively. During the year ended January 31, 2000, the decrease in valuation allowance was largely due to the utilization of tax losses not previously recognized.

4. Earnings per Share

      Earnings per share are calculated as follows:

	Year ended January 31,

	2002	2001	2000

Basic earnings per share:
Net income	$19,158	$18,453	$16,693
Dividends on preference shares	—	—	730

Net income available to ordinary shareholders	19,158	18,453	15,963
Weighted average number of ordinary shares	25,233,394	19,345,036	14,262,756

Basic earnings per share	$0.76	$0.95	$1.12

Diluted earnings per share:
Net income available to ordinary shareholders	$19,158	$18,453	$15,963
Weighted average number of ordinary shares	25,233,394	19,345,036	14,262,756
Weighted average number of non-voting variable rate participating cumulative convertible preference shares	—	1,197,070	4,788,281
Incremental shares, under the treasury stock method, required for diluted earnings per share	268,470	511,326	304,710

Diluted weighted average shares outstanding	25,501,864	21,053,432	19,355,747

Diluted earnings per share	$0.75	$0.88	$0.86

      The conversion of 4,788,281 of non-voting variable rate participating cumulative convertible preference shares into ordinary shares was effective on April 30, 2000. If this conversion had taken place on February 1, 1999, the basic and diluted earnings per share for the year ended January 31, 2000 would have been $0.88 and $0.86, respectively, using a weighted average number of 19,051,037 (basic) and 19,355,747 (diluted) ordinary shares outstanding.

5. Property, Plant and Equipment

      At January 31, 2002 and 2001, property, plant and equipment at cost and accumulated depreciation were:

	January 31,

	2002	2001

Land	$1,967	$2,596
Buildings and leasehold improvements	14,624	14,457
Furniture, fixtures and equipment	41,611	42,928
Vehicles	6,996	9,093

Property, plant and equipment, gross	65,198	69,074
Accumulated depreciation and amortization	(34,013)	(34,122)

Property, plant and equipment, net	$31,185	$34,952

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Trade Payables and Other Accrued Liabilities

      At January 31, 2002 and 2001, trade payables and other accrued liabilities were comprised of the following:

	January 31,

	2002	2001

Trade payables:
Due to agents	$3,449	$5,492
Other trade payables	131,706	149,000

Trade payables	135,155	154,492
Other loans	—	1,391
Interest payable	56	179
Other payables and accruals	37,902	32,840

Total trade payables and other accrued liabilities	$173,113	$188,902

7. Borrowings

      Borrowings consist of the following:

	As of January 31,

	2002	2001

Bank lines of credit	$21,062	$32,609
Short-term borrowings	11,518	11,570
Long-term bank borrowings	1,192	3,159

	$33,772	$47,338

      The amounts due as of January 31, 2002 are repayable in the following fiscal years:

2003	$32,580
2004	442
2005	348
2006	329
2007	43
2008 and thereafter	30

$33,772

      Borrowings are denominated primarily in U.S. dollars, British pounds sterling, euros, South African rands and other currencies, as follows:

	US$	GBP	Euro	SAR	Other	Total

As of January 31, 2002:
Bank lines of credit	$9,389	$165	$3,562	$—	$7,946	$21,062
Long-term bank loans	—	104	829	—	259	1,192

As of January 31, 2001:
Bank lines of credit	21,868	1,290	1,341	112	7,998	32,609
Long-term bank loans	—	182	—	—	2,977	3,159

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of January 31, 2002, the weighted average interest rate on the Company’s outstanding debt was 6.8%. An analysis of interest rates by currency is as follows:

	US$	GBP	Euro	SAR	Other
	%	%	%	%	%

As of January 31, 2002:
Bank lines of credit	4.5	5.5	6.0-9.7	14.0	4.6-16.8
Long-term bank loans	—	2.3	4.4-6.0	—	9.0-16.8

As of January 31, 2001:
Bank lines of credit	9.3	8.8	7.8	14.5	5.5-17.2
Long-term bank loans	—	8.3	—	—	8.7

      Borrowings on bank lines of credit at January 31, 2002 and 2001 of $18,462 and $28,160, respectively, are collateralized by trade receivables, other assets, pledged cash deposits, pledges placed over shares of certain subsidiaries or a combination of these, and are repayable on demand. Trade receivables of $86,481 are pledged as security against certain of the Company’s borrowings, which amount to $18,462 at January 31, 2002.

      In August 2000, the Company’s U.S. operating company entered into a revolving credit facility with General Electric Capital Corporation which provides for up to $29,000 of borrowings based on a formula of eligible accounts receivables. The credit facility matures in three years, is guaranteed by UTi and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. Interest is due and payable on borrowings under the credit facility based on one of the following: (i) LIBOR plus 2.75%, (ii) prior to the syndication of the loan, the latest rate for 30-day dealer placed commercial paper plus 2.75% or (iii) after such syndication, the higher of 0.50% plus (a) the base rate as published in the Wall Street Journal and (b) the federal funds rate plus 0.50% per annum. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our holding company level.

      The Company has credit facilities with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc. Old Mutual plc is one of the Company’s principal shareholders. As of January 31, 2002, there were no outstanding balances under these credit facilities. The interest rates on these facilities were 5.5% and 14.0% at January 31, 2002. The Company believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions.

      The Company’s credit facilities at January 31, 2002 allow for borrowings and guarantees of up to $90,500, depending on available receivables and other restrictions. Borrowings under these facilities totaled $21,062 as of January 31, 2002. Of the total borrowings outstanding as of January 31, 2002, $18,462 was secured by grants of security interests in accounts receivable and other assets. The purpose of these facilities is to provide the Company with working capital, customs bonds and guarantees. Due to the global nature of the Company, a number of financial institutions are utilized to provide the abovementioned facilities. Consequently, the uses of these facilities are normally restricted to the country in which they are offered.

8. Supplemental Financial Information

     Other Operating Expenses

      Included in other operating expenses are facilities and communication costs for the years ended January 31, 2002, 2001 and 2000 of $37,300, $34,500 and $27,800, respectively. In addition, other operating expenses comprise of selling, general and administrative costs. Included in other operating expenses for the year ended January 31, 2000 is a credit of $1,500, which represents a reimbursement of fees from the Company’s satellite communications supplier.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Supplemental Cash Flow Information

	Year ended January 31,

	2002	2001	2000

Cash paid for:
Interest	$1,264	$5,762	$3,655
Income taxes	6,674	5,267	3,113
Capital lease obligations incurred to acquire assets	927	2,521	3,934

9. Retirement Benefit Plans

     Defined Contribution Plans

      In certain countries, the Company operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately from those of the Company, in funds under the control of trustees. In other countries, the qualifying employees are members of state-managed retirement benefit plans. The Company is required to contribute a specified percentage of the payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Company with respect to the retirement benefit plans is to make the required contribution. For the years ended January 31, 2002, 2001 and 2000, the Company’s contributions to the above plans were $2,457, $2,109 and $2,322, respectively.

     Defined Benefit Plans

      The Company operates defined benefit plans for qualifying employees in certain countries. Under these plans employees are entitled to retirement benefits as a certain percentage of the employee’s final salary on attainment of the qualifying retirement age. No other post-retirement benefits are provided.

      The following tables, based on the latest valuations, summarize the funded status and amounts recognized in the Company’s financial statements for defined benefit plans.

	Year ended January 31,

	2002	2001	2000

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	$11,380	$12,949	$11,771
Service cost	660	853	863
Plan participants’ contributions	156	269	311
Interest cost	1,120	1,273	1,241
Amendments	31	—	—
Actuarial loss	1,348	89	1,082
Transfer to liability due to settlement	(209)	—	(1,442)
Benefits paid	(658)	(1,453)	(1,669)
Foreign exchange translation adjustment	(3,883)	(2,600)	792

Projected benefit obligations at end of year	$9,945	$11,380	$12,949

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended January 31,

	2002	2001	2000

Change in plan assets:
Fair value of plan assets at beginning of year	$12,984	$14,380	$13,519
Actual returns on assets	2,233	2,011	1,816
Employer contributions	544	849	968
Benefits paid	(658)	(1,453)	(298)
Transfer to liability due to settlement	(209)	—	(1,442)
Plan participants’ contribution	156	269	(1,054)
Foreign exchange translation adjustment	(4,452)	(3,072)	871

Fair value of plan assets at end of year	$10,598	$12,984	$14,380

Reconciliation of funded status and net amount recognized in the accompanying consolidated balance sheets:
Funded status at end of year	$653	$1,604	$1,431
Impact of settlement	—	—	(302)
Unrecognized net loss	1,845	2,011	2,813

Net amount recognized	$2,498	$3,615	$3,942

Weighted average assumptions at end of year:
Discount rate	6 – 11%	6 – 12%	6 – 12%
Rate of increase in future compensation levels	9%	10 – 11%	10 – 11%
Expected long-term rate of return on assets	14%	10 – 16%	10 – 16%

      Net periodic pension expense consists of:

	Year ended January 31,

	2002	2001	2000

Service cost component	$660	$853	$863
Plan participants’ contributions	156	269	311
Interest cost component	1,120	1,273	1,241
Expected return on assets	(1,489)	(2,011)	(2,091)
Loss on settlements	—	—	311
Amortization of unrecognized net loss	52	100	54

Net periodic pension expense	$499	$484	$689

      Amounts recognized in the balance sheet consist of:

	As of January 31,

	2002	2001	2000

Prepaid benefits included in other non-current assets	$3,191	$4,297	$4,588
Retirement fund obligations	(693)	(682)	(646)

Net prepaid benefit expenses	$2,498	$3,615	$3,942

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Shareholders’ Equity

      During the years ended January 31, 2002, 2001 and 2000, the directors declared a dividend on the ordinary share capital of the Company of $0.075, $0.15 and $0.14 per share, respectively. During the year ended January 31, 2000, a preference dividend of 2% on the Company’s non-voting variable participating cumulative convertible preference shares of no par value was declared. Total dividends declared during each of the three years in the period ended January 31, 2002 were as follows:

	Year ended January 31,

	2002	2001	2000

Dividends declared on ordinary shares	$1,926	$2,388	$2,060
Dividends declared on preference shares	—	—	730

	$1,926	$2,388	$2,790

      On April 3, 2002, the directors declared a dividend on the ordinary share capital of the Company of $0.075 per share.

11. Share-Based Plans

     Summary of the Union-Transport Share Incentive Plan

      In September 1997, the Company’s Board of Directors (the “Board”) approved the Union-Transport Share Incentive Plan (the “Plan”). For the purpose of the Plan, the Board established the Union-Transport Share Incentive Trust (the “Trust”). Officers, employees and non-executive directors (“Participants”) selected by the Board are offered the opportunity to enter into an agreement with the Trust to acquire ordinary shares (“Plan Shares”).

      Under the Plan, ordinary shares are sold by the Trust to Participants upon the Participant’s execution of a contract of sale, but the purchase price for the shares is not payable immediately. Under the terms of the Plan, the purchase price is payable by a Participant for Plan Shares and shall not be less than $9.69 per share or the middle market price at which the ordinary shares traded on the day immediately preceding the day of acceptance of the offer by the Participant. Once a Participant has accepted the offer to purchase shares, the trustee pays for the shares at the offer price and establishes a Participant loan (“share debt”) for the total purchase price, which is repayable by the Participant to the Trust.

      Plan Shares are registered in the names of the Participants and are pledged in favor of the Trust as security for payment of the share debt for the purchase of the Plan Shares. A Participant’s share debt bears interest at such rate (if any) as may from time to time be determined by the Board. Dividends on Plan Shares are paid to the Trust and are applied in the following manner: in payment of interest on the share debt; in payment to the Trust for reduction of share debt (to such extent as the Board may determine); and, as to any balance, to the relevant Participant.

      Unless the Board determines otherwise, Plan Shares may not be released to a Participant from the Plan or from pledge to the Trust unless the share debt in respect of such Plan Shares has been fully discharged. Provided that the related share debt is discharged, Plan Shares are released at the rate of 25% per year beginning on December 1, on the fourth anniversary of the date of acceptance of the offer to acquire Plan Shares. Except in the case of death or retirement, the termination of a Participant’s employment with the Company results in forfeiture of any Plan Shares not capable of being released at the date of termination.

      The remaining shares are available for future awards to Plan Participants. In accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), total compensation cost related to the Plan was $131 for each of the three years ended January 31, 2002, 2001 and 2000, with corresponding increases to shareholders’ equity.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) in accounting for the Plan. Accordingly, no compensation expense has been recognized under the fair value method; however, the Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for Plan Shares awarded under the Plan been determined based on their fair values at the grant dates together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

      A summary of Plan activity is as follows:

	Year ended January 31,

	2002	2001	2000

Unvested shares at beginning of year	127,457	130,406	117,300
Shares granted	—	—	13,106
Shares exercised	(2,129)	—	—
Shares returned	(8,480)	(2,949)	—

Unvested shares at end of year	116,848	127,457	130,406
Shares available for future grants at end of year	12,084	3,604	655

Total shares held in Trust at end of year	128,932	131,061	131,061

Weighted average grant-date fair value of granted shares	$—	$—	$6.41

     Summary of the Executive Share Plan

      The Company’s Executive Share Plan was established in 1994 in the form of a Guernsey Island trust for the benefit of the Company’s directors and executive managers. A liaison committee consisting of the Company’s Chief Executive Officer and two other individuals makes recommendations to the trustee of the trust as to how options should be granted under this plan. With the consent of the liaison committee, the trustee has the right to amend or terminate this plan.

      Options granted by the trust generally vest in four annual increments of 25% each starting on either the third or fourth anniversaries of the grant date. Options vest only as long as participants remain employees. Until such time as the options have vested, all bonuses earned by a participant are paid directly to the trust to pay the option exercise price, unless the trustee decides to exempt such bonus after consultation with the Company.

      The exercise price is set by the trustee with the Company’s consent and cannot be less than 40% of the fair market value of the granted shares on the grant date. Options expire if not exercised by the seventh anniversary of the grant date. Options may not be assigned by participants to any person without the consent of the trustee.

      In accordance with APB 25, total compensation cost related to the Executive Share Plan was $60, $141 and $276, respectively, for the years ended January 31, 2002, 2001 and 2000, with corresponding increases to shareholders’ equity.

      The Company applies the intrinsic value-based methodology in accordance with APB 25 permitted by SFAS 123 in accounting for the share options granted under the Executive Share Plan. No compensation expense has been recognized under the fair value method; however, the Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the shares awarded under the Executive Share Plan been determined based on their fair value at the grant date together with the other plans described herein, the

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

      A summary of the Executive Share Plan option activity is as follows:

	Executive Share Plan

		Weighted
		average
	Options	exercise
	outstanding	price

Balance at January 31, 1999	424,298	$2.29
Options granted	—
Options exercised	(30,100)	1.98
Options cancelled/forfeited	—

Balance at January 31, 2000	394,198	2.29
Options granted	—
Options exercised	(30,600)	2.28
Options cancelled/forfeited	—

Balance at January 31, 2001	363,598	2.30
Options granted	—
Options exercised	(269,363)	2.03
Options cancelled/forfeited	—

Balance at January 31, 2002	94,235	3.05
Shares available for future option grants at January 31, 2002	234,245

Total shares held in trust at January 31, 2002	328,480

      A summary of stock options outstanding and exercisable as of January 31, 2002 is as follows:

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$1.99 – $2.57	42,565	0.6	$2.23	30,911	$2.10
$3.87	51,670	1.9	$3.87	21,960	$3.87

     Summary of the Uniserv Share Incentive Plan

      Under the Uniserv Share Incentive Plan, stock options to purchase ordinary shares of an investor company (United Service Technologies Limited) were granted to certain directors and executives of the Company. The Uniserv Share Incentive Plan was established in 1987 in the form of a Guernsey Island trust. A liaison committee, consisting of the Chairman of Uniserv and certain principal shareholders, makes recommendations to the trustee of the trust as to how options should be granted under this plan. With the consent of the liaison committee, the trustee has the right to amend or terminate this plan.

      Options granted by the trust generally vest in three annual increments of 33.3% each starting on the third anniversary of the grant date. Options vest only as long as participants remain employees of the Company. At January 31, 2002, there were 10,000 options exercisable for Uniserv shares at a weighted average exercise price of $0.36 per share.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The exercise price is set by the trustee with the Company’s consent and cannot be less than 100% of the fair market value of the granted shares on the grant date. Options expire if not exercised by the seventh anniversary of the grant date. Options may not be assigned by participants to any person without the consent of the trustee.

      In accordance with APB 25, no compensation would have been recognized for the year ended January 31, 2002, 2001 and 2000. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Uniserv Share Incentive Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

     Summary of the 2000 Stock Option Plan

      The Company’s 2000 Stock Option Plan, created in the year ended January 31, 2001, provides for the issuance of options to purchase ordinary shares to the Company’s directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,347,968 shares are reserved for issuance under this plan, subject to adjustments.

      Options granted under this plan generally vest in four annual increments of 25% each starting on the first anniversary of the grant date. Options vest only as long as participants remain employees of the Company. At January 31, 2002, there were 349,641 options exercisable at a weighted average exercise price of $13.80 per share.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of an ordinary share on the grant date, and the exercise price in case of any non-statutory stock option shall not be less than 85% of the fair market value on the grant date. No person who owns more than 10% of the total combined voting power of the Company’s ordinary shares may receive incentive stock options unless the exercise price is at least 110% of the fair market value of a share on the grant date. All options issued under the plan have terms of ten years or less. The 2000 Stock Option Plan terminates on March 7, 2010.

	2000 Stock Option Plan

		Weighted
		average
	Options	exercise
	outstanding	price

Balance at January 31, 2000.	—
Options granted	1,456,157	$13.77
Options forfeited	(17,040)	14.29

Balance at January 31, 2001.	1,439,117	13.76
Options granted	65,172	14.00
Options exercised	(11,141)	12.97
Options forfeited	(35,387)	12.97

Balance at January 31, 2002.	1,457,761	13.80
Shares available for future grant	890,207

Total shares reserved for issuance	2,347,968

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$12.49 – $15.00	1,252,370	8.3	$13.37	303,093	$13.40
$16.00 – $18.13	205,391	8.7	$16.41	46,548	$16.43

      The weighted average grant-date fair value of options granted during the years ended January 31, 2002 and 2001 was $5.57 and $6.75, respectively.

      In accordance with APB 25, no compensation would have been recognized for the years ended January 31, 2002, 2001 and 2000. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the 2000 Stock Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

     Summary of Non-Employee Directors Share Option Plan

      The Company’s Non-Employee Directors Share Option Plan provides for the issuance of options to purchase ordinary shares to each of the Company’s non-employee directors. Under this plan, three non-employee directors received initial grants of options to purchase a total of 33,000 ordinary shares, with exercise prices ranging from $15.92 to $17.25 per share. As new non-employee directors are added to the Board, they will each receive on the day they join the Board an initial grant of options to purchase 15,000 ordinary shares. This plan also provides that each non-employee director is to be granted options to purchase 3,000 ordinary shares on the date of each of the Company’s annual meetings. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

      Options granted under this plan vest in three annual increments, beginning one year from the grant date. The option exercise price is equal to the fair market value of the underlying ordinary shares as of the grant

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date. Options granted under this plan expire ten years from the grant date unless terminated earlier as provided for in this plan. A summary of activity under this plan is as follows:

	Non-Employee Directors
	Share Option Plan

		Weighted
		average
	Options	exercise
	outstanding	price

Balance at January 31, 2000.	—
Options granted	33,000	$16.79
Options exercised	—
Options forfeited	—

Balance at January 31, 2001.	33,000	16.79
Options granted	21,000	15.92
Options exercised	—
Options forfeited	—

Balance at January 31, 2002.	54,000	16.45
Shares available for future grant	346,000

Total shares held in Trust	400,000

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$15.92 – $17.25	54,000	9.1	$16.45	11,000	$16.79

      The weighted average grant-date fair value of options granted during the years ended January 31, 2002 and 2001 was $6.49 and $7.98, respectively.

      In accordance with APB 25, no compensation would have been recognized for the years ended January 31, 2002, 2001 and 2000. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Non-Employee Directors Share Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in the accompanying table under the Pro Forma Disclosure section of this note.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Pro Forma Disclosure

      The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost been determined under the fair value method, the Company’s net income, basic earnings per share and diluted earnings per share would have been as follows:

	Year ended January 31,

	2002	2001	2000

Net income as reported	$19,158	$18,453	$16,693
Pro forma net income	16,727	15,825	16,517
Basic earnings per share as reported	0.76	0.95	1.12
Diluted earnings per share as reported	0.75	0.88	0.86
Pro forma basic earnings per share	0.66	0.82	1.11
Pro forma diluted earnings per share	0.66	0.75	0.85

      The foregoing impact of compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended
	January 31,

	2002	2001

Risk free rate of return, annual	4%	6%
Expected life	5 years	5 years
Expected volatility	39%	48%
Dividend yield	1%	1%

     Summary of the Phoenix Gratuity Share Plan

      The Phoenix Gratuity Share Plan was established in May 2000 by a shareholder in the form of a Guernsey Island trust as the successor to certain aspects of a previously established Guernsey Island trust. The beneficiaries of this trust include present and former employees and directors of the Company and the present and former employees of any other company in which the Company has a direct or indirect shareholder interest and which the Company directly or indirectly controls. The class of eligible beneficiaries specifically excludes United States persons and trusts established for the benefit of United States persons. No part of the income or capital of this trust may be paid or accumulated for the benefit of any United States person or trust for the benefit of any United States person. A total of 204,592 of the Company’s issued ordinary shares were transferred from a predecessor trust to the Phoenix Gratuity Share Plan in May 2000.

      No person may claim any right to the trust’s property or to any trust account or any rights to information with respect to the trust prior to the trust’s expiration or the expiration of respective accounts, unless the trustees determine otherwise.

      The trustees have all powers with regard to all trust property, including voting and all other rights and powers with respect to the Company’s ordinary shares held in the trust, subject to the written consent of the Council of Protectors of the trust. The Council of Protectors of the trust includes certain principal shareholders of the Company.

      The trust was terminated in September 2000, at which time all shares had been issued from the trust, so there was no activity related to this trust in the year ended January 31, 2002. Compensation cost related to share awards would have been $3,680 and $994 for the years ended January 31, 2001 and 2000, respectively,

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with corresponding increases to shareholders’ equity. A summary of the share activity related to the Phoenix Gratuity Share Plan (including its predecessor plan) is as follows:

	Year ended January 31,

	2002	2001	2000

Unvested shares at beginning of year	—	—	—
Shares granted	—	228,974	75,826
Shares vested	—	(228,974)	(75,826)

Unvested shares at end of year	—	—	—

Shares available for future grants	—	—	228,974

Total shares held in trust	—	—	228,974

Weighted average grant-date fair value of granted shares	$—	$16.07	$13.12

     Shares Held in Employer Stock Benefit Trusts

      The market value of unallocated ordinary shares held in the trusts related to the Plan and the Executive Share Plan was recorded in the consolidated balance sheets and presented as an offset to shareholders’ equity. The excess of market value over cost of the ordinary shares would be recorded as an addition to shareholders’ equity. The resulting net impact to total shareholders’ equity was a decrease of $1,270 in each of the years ended January 31, 2002, 2001 and 2000.

      The ordinary shares held by the trusts which had not been awarded to participants, or where the Company had not committed to release the shares because the related share debt had not been discharged by the participant, have been excluded from the denominator in computing basic earnings per share. Dilutive potential ordinary shares have been included in the denominator in computing diluted earnings per share.

     Summary of 2000 Employee Share Purchase Plan

      The Company’s 2000 Employee Share Purchase Plan provides the Company’s employees (including employees of selected subsidiaries where permitted under local law) with an opportunity to purchase ordinary shares through accumulated payroll deductions. A total of 400,000 ordinary shares are reserved for issuance under this plan, subject to adjustments as provided for in the plan.

      Employees in selected subsidiaries who have worked for the Company for a year or more are eligible to participate in the plan. Eligible employees become plan participants by completing subscription agreements authorizing payroll deductions which are used to purchase the ordinary shares. The plan is administered in quarterly offering periods and the first offering period commenced May 1, 2001. The purchase price is the lower of 85% of the fair market value of the Company’s ordinary shares on either the first or last day of each offering period. Employee payroll deductions cannot exceed 10% of a participant’s current compensation and are subject to an annual maximum of $25.

12. Derivative Financial Instruments

      The Company utilizes forward exchange contracts to reduce its exposure to foreign currency denominated liabilities. Foreign exchange contracts purchased are primarily denominated in the currencies of the Company’s principal markets. The Company does not enter into derivative contracts for speculative purposes.

      As of January 31, 2002, the Company had contracted to sell the following amounts under forward exchange contracts which all mature within 30 days of January 31, 2002: $2,870 in euros; $1,768 in U.S. dollars; $840 in British pounds sterling; $68 in Hong Kong dollars; and, $303 in other currencies. As of

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2001, the amounts were $714 in euros; $2,526 in U.S. dollars; $391 in British pounds sterling; and $1,195 in other currencies. The fair values of forward exchange contracts were $134 and $(208) for the year ended January 31, 2002 and 2001, respectively.

13. Commitments

      At January 31, 2002, the Company had outstanding commitments under capital and non-cancelable operating leases, which fall due in the years ended January 31, as follows:

	Capital	Operating
	leases	leases

2003	$2,053	$13,236
2004	1,741	9,291
2005	782	6,684
2006	298	5,076
2007	18	4,034
2008 and thereafter	6,007	6,591

Total payments	10,899	$44,912

Less amounts representing interest	(3,393)

Present value of minimum capital lease obligations	$7,506

      The Company has obligations under various operating lease agreements ranging from one to ten years. The leases are for property, plant and equipment. These leases require minimum annual payments, which are expensed as incurred. Total rent expense for the years ended January 31, 2002, 2001 and 2000 was $20,779, $18,788 and $16,154, respectively.

      It is the Company’s policy to lease certain of its property, plant and equipment under capital leases. The normal lease term for plant and equipment is two to five years and the normal lease term for property varies between three and ten years. For the year ended January 31, 2002, the average effective borrowing rate for property, plant and equipment under capital leases was 11%. Interest rates usually vary during the contract period. The net book value of assets under capital leases as of January 31, 2002 and 2001 was $7,415 and $11,467, respectively.

      Capital commitments contracted for, but not provided in the accompanying consolidated balance sheet as of January 31, 2002 totaled $367.

14. Contingencies

      As of January 31, 2002, the Company’s contingent liabilities were related to claims of $346. The Company carries commercial insurance, which is sufficient to cover the majority of these claims.

      The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business.

      The Company is involved in litigation in Italy and England with the former ultimate owner of Per Transport SpA and related entities in connection with its April 1998 acquisition of Per Transport SpA and its subsequent termination of the employment of the former ultimate owner as a consultant. The suits seek monetary damages, including compensation for termination of the owner’s consulting agreement. The Company has brought counter-claims for monetary damages in relation to warranty claims under the purchase agreement. The Company has recently been advised that proceedings to recover amounts owing by the former ultimate owner and other entities owned by him, to third parties may be instituted against the Company. It is

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

alleged that Per Transport SpA guaranteed certain obligations of these other entities owned by the former ultimate owner. The Company believes that these guarantees are the responsibility of the former ultimate owner. These guarantees were made prior to its acquisition, were not disclosed to the Company during its acquisition negotiations nor were they disclosed in the audited statutory financial statements of Per Transport SpA. Civil and criminal proceedings have also been instituted against the former ultimate owner in relation to these guarantees. The total of all such actual and potential claims is approximately $11 million. The Company believes that it has adequate defenses in relation to these claims if these proceedings are brought against it.

      The Company is one of seven defendants named in a lawsuit filed on July 30, 2001 in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff, the committee of unsecured creditors of FMI Forwarding (formerly known as Intermaritime Forwarding), alleges under a theory of fraudulent conveyance that UTi paid inadequate consideration for certain assets of Intermaritime Forwarding and also alleges that UTi is liable for debts of FMI Forwarding on a successor liability theory. The plaintiff seeks recovery in an amount not less than $4.6 million. The Company believes that it will ultimately prevail in this matter.

      The Company is one of approximately 83 defendants named in two class action lawsuits which were originally filed on September 19, 1995 and subsequently consolidated in the District Court of Brazaria County, Texas (23rd Judicial District) where it is alleged that various defendants sold chemicals that were utilized in the Gulf War by the Iraqi army which caused personal injuries to U.S. armed services personnel and their families, including birth defects. The lawsuits were brought on behalf of the military personnel who served in the Gulf War and their families and the plaintiffs are seeking in excess of $1 billion in damages. To date, the plaintiffs have not obtained class certification. The Company believes they are a defendant in the suit because an entity that sold the Company assets in 1993 is a defendant. The Company believes it will prevail in this matter because the alleged actions giving rise to the claims occurred prior to our purchase of the assets. The Company further believes that it will ultimately prevail in this matter since it never manufactured chemicals and the plaintiffs have been unable to thus far produce evidence that the Company acted as a freight forwarder for cargo that included chemicals used by the Iraqi army.

      In the opinion of the directors, the amount of ultimate liability with respect to these actions will not materially affect the results of operations or financial position of the Company.

15. Related Party Transactions

      Payments made to directors for services and fees were as follows:

	Year ended January 31,

	2002	2001	2000

Services	$216	$30	$30
Directors’ fees	123	47	62

      Certain directors have interests in companies that hold shares in UTi either directly or indirectly. At January 31, 2000, the Company had loans payable to these companies totaling $462, which were paid in full in the year ended January 31, 2001.

      On February 1, 1999, Union-Transport International Inc., a subsidiary company, acquired the entire issued share capital of Unitrans do Brasil Limitada, incorporated in Brazil for a consideration of $6,755 settled in cash. The company was acquired from a company in which certain directors have an interest.

16. Segment Reporting

      The Company’s reportable segments are geographic segments comprised of Europe, the Americas, Asia Pacific and Africa, which offer similar products and services. They are managed separately because each

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segment requires close customer contact by senior management, individual requirements of customers differ between regions and each region is affected by similar economic conditions.

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

      Certain information regarding the Company’s operations by segment is summarized as follows.

Year ended January 31, 2002

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$264,280	$258,008	$242,950	$124,548	$—	$889,786

Net revenue	$62,457	$94,045	$60,075	$87,982	$—	$304,559
Staff costs	35,632	56,614	26,238	33,373	4,148	156,005
Depreciation	2,571	2,462	1,775	2,264	339	9,411
Amortization of goodwill	531	3,096	1,432	280	—	5,339
Other operating expenses	16,262	29,859	18,098	38,860	1,055	104,134

Operating income/(loss)	$7,461	$2,014	$12,532	$13,205	$(5,542)	29,670

Interest expense, net						(1,210)
Gains on foreign exchange						17

Pretax income						28,477
Income tax expense						(7,970)

Income before minority interests						$20,507

Segment assets at year-end	$107,998	$105,294	$80,574	$69,268	$41,477	$404,611

Capital expenditures	$2,779	$2,071	$2,091	$2,683	$14	$9,638

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year ended January 31, 2001

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$266,560	$293,150	$179,286	$124,263	$—	$863,259

Net revenue	$62,702	$100,577	$42,992	$95,575	$—	$301,846
Staff costs	33,024	58,548	19,929	40,315	2,610	154,426
Depreciation	2,525	2,119	1,060	3,292	64	9,060
Amortization of goodwill	564	2,516	879	347	—	4,306
Other operating expenses	19,882	32,982	12,188	44,279	515	109,846

Operating income/(loss)	$6,707	$4,412	$8,936	$7,342	$(3,189)	24,208

Interest expense, net						(2,221)
Gains on foreign exchange						3,636

Pretax income						25,623
Income tax expense						(6,208)

Income before minority interests						$19,415

Segment assets at year-end	$94,568	$141,117	$75,475	$74,335	$58,258	$443,753

Capital expenditures	$2,843	$4,116	$2,372	$3,285	$26	$12,642

Year ended January 31, 2000

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$217,184	$241,954	$118,965	$128,852	$—	$706,955

Net revenue	$56,102	$67,928	$30,863	$90,724	$—	$245,617
Staff costs	32,611	38,861	14,627	37,225	1,006	124,330
Depreciation	2,093	1,453	691	3,517	44	7,798
Amortization of goodwill	445	1,720	406	367	(3)	2,935
Other operating expenses	16,604	20,812	10,537	42,849	(770)	90,032

Operating income/(loss)	$4,349	$5,082	$4,602	$6,766	$(277)	20,522

Interest expense, net						(1,299)
Losses on foreign exchange						(473)

Pretax income						18,750
Income tax expense						(1,652)

Income before minority interests						$17,098

Segment assets at year-end	$73,484	$89,694	$35,099	$65,830	$23,991	$288,098

Capital expenditures	$4,526	$3,230	$1,363	$3,586	$219	$12,924

      Intercompany transactions are priced at cost. Where two or more subsidiaries are involved in the handling of a consignment, the net revenue is shared based upon a standard formula, which is adopted across the Company.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the gross revenue and net revenue attributable to the Company’s principal services.

	Year ended January 31,

	2002	2001	2000

Gross revenue:
Airfreight forwarding	$491,946	$474,213	$399,289
Ocean freight forwarding	255,272	254,054	208,865
Customs brokerage	55,875	58,104	40,453
Other	86,693	76,888	58,348

	$889,786	$863,259	$706,955

Net revenue:
Airfreight forwarding	$142,312	$145,594	$124,177
Ocean freight forwarding	58,633	54,461	44,078
Customs brokerage	54,034	55,295	40,156
Other	49,580	46,496	37,206

	$304,559	$301,846	$245,617

17. Selected Quarterly Financial Data (Unaudited)

For the year ended January 31,	First	Second	Third	Fourth	Total

Gross revenue:
2002	$214,972	$219,417	$235,605	$219,792	$889,786
2001	192,692	209,293	240,766	220,508	863,259
Net revenue:
2002	74,176	78,973	79,637	71,773	304,559
2001	65,801	75,332	82,785	77,928	301,846
Operating income:
2002	5,304	8,485	9,476	6,405	29,670
2001	3,947	7,179	7,999	5,083	24,208
Net income:
2002	4,020	5,409	5,931	3,798	19,158
2001	2,337	4,783	4,823	6,510	18,453
Basic earnings per share:
2002	0.16	0.22	0.24	0.15	0.76
2001	0.16	0.29	0.25	0.26	0.95
Diluted earnings per share:
2002	0.16	0.21	0.23	0.15	0.75
2001	0.12	0.24	0.24	0.26	0.88

UTi Worldwide Inc.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

Allowance for Doubtful Accounts

					Foreign
	Balance at	Amounts charged	Charges against		currency	Balance at
Year ended January 31,	beginning of year	to expense	the allowance	Other	translation	end of year

2002	$11,156	$3,680	$(4,436)	$473	$(1,235)	$9,638
2001	11,303	4,602	(3,698)	55	(1,106)	11,156
2000	8,294	5,510	(2,553)	705	(653)	11,303

      Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in our financial statements.

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Company**
1.2	Articles of Association of the Company, as amended****
4.1	Form of Employment Agreement between Mr. Wessels and the Company*
4.2	Form of Employment Agreement between Mr. MacFarlane and the Company*
4.3	Form of Employment Agreement between Mr. Thorrington and the Company*
4.4	Form of Employment Agreement between Mr. Draper and the Company*
4.5	Registration Rights Agreement between PTR Holdings Inc., UT Holdings Inc. and the Company.*
4.6	Credit Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Logistics Inc., Union-Transport Brokerage Corp., Vanguard Cargo Systems, Inc., UT Services, Inc., General Electric Capital Corporation and Lenders dated August 15, 2000*
4.7	2000 Stock Option Plan, as amended
4.8	Non-Employee Directors Share Option Plan*
4.9	Continuing Guaranty between Registrant and General Electric Capital Corporation dated August 15, 2000*
4.10	Security Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.11	Pledge Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.12	Strategic Alliance Agreement between the Registrant and i2 Technologies BV dated December 15, 1999†*
4.13	Software License Agreement between the Registrant and i2 Technologies BV dated December 15, 1999†*
4.14	Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant dated August 25, 2000†*
4.15	Asset Purchase Agreement between Continental Container Line, Inc., Continental Cargo Logistics Inc. (New York corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen dated August 25, 2000†*
4.16	Bridge Financing Facility Agreement between Gensec Ireland Limited and the Registrant dated August 25, 2000, as amended*
4.17	Form of Severance Agreement between the Registrant and its executive officers*
4.18	Amendment to Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant**
4.19	2000 Employee Share Purchase Plan, as amended***
4.20	Union-Transport Share Incentive Plan, as amended
4.21	Executive Share Plan, as amended
8.1	Subsidiaries of the Registrant
10.1	Independent Auditors’ Consent

*	Filed as part of the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

**	Filed as part of Amendment No. 1 to the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as part of the Company’s Registration Statement on Form S-8 (No. 333-58832) on April 12, 2001.

****	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 4, 2001.

†	Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.