Form 20-F
period 2003-01-31
UTI WORLDWIDE INC
filed 2003-05-02
CIK 1124827

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2003

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

None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,551,124 ordinary shares no par value.

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

      As used in this annual report on Form 20-F, the terms “we,” “us,” “our” and “the Company” refer to UTi Worldwide Inc. and its subsidiaries as a combined entity, except where it is noted or the context makes clear the reference is only to UTi Worldwide Inc.

Forward-Looking Statements

      This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of UTi Worldwide Inc. and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, projections of revenues, operating margins, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “intend,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

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

      The selected consolidated financial data as of January 31, 2003 and 2002, and for each of the years in the three-year period ended January 31, 2003 have been derived from our audited consolidated financial statements which appear elsewhere in this report. The selected consolidated financial data as of January 31, 2001, 2000 and 1999 and for each of the years in the two-year period ended January 31, 2000 have been derived from our audited consolidated financial statements which are not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

	Year Ended January 31,

	2003	2002	2001	2000	1999

	(In thousands, except per share amounts)
INCOME STATEMENT DATA:
Gross revenue(1)	$1,170,060	$889,786	$863,259	$706,955	$571,141
Freight consolidation costs(1)(2)	765,270	585,227	561,413	461,338	362,862
Net revenues(2):
Airfreight forwarding	157,493	142,312	145,594	124,177	113,619
Ocean freight forwarding	66,554	58,633	54,461	44,078	33,345
Customs brokerage	61,105	54,034	55,295	40,156	33,360
Contract logistics	79,517	14,957	8,478	7,921	7,975
Other	40,121	34,623	38,018	29,285	19,980

Total net revenues	404,790	304,559	301,846	245,617	208,279
Staff costs	204,971	156,005	154,426	124,330	107,731
Depreciation	11,174	9,411	9,060	7,798	6,286
Amortization of goodwill and other intangible assets(3)	198	5,339	4,306	2,935	1,517
Other operating expenses	142,942	104,134	109,846	90,032	77,279

Operating income(3)	45,505	29,670	24,208	20,522	15,466
Pretax income(3)	43,294	28,477	25,623	18,750	17,049
Income before minority interests(3)	30,802	20,507	19,415	17,098	13,829
Net income(3)	$29,294	$19,158	$18,453	$16,693	$13,750

Basic earnings per ordinary share(3)(4)	$1.13	$0.76	$0.95	$1.12	$0.97

Diluted earnings per ordinary share(3)(4)	$1.11	$0.75	$0.88	$0.86	$0.74

Cash dividends declared per ordinary share	$0.075	$0.075	$0.15	$0.14	$0.12

Number of weighted average shares used for per share calculations:
Basic shares	25,932	25,233	19,345	14,263	13,368
Diluted shares	26,504	25,502	21,053	19,356	18,510
CASH FLOWS DATA:
Purchases of property, plant and equipment	$13,572	$8,711	$10,121	$8,990	$8,725
Net cash provided by operating activities	49,602	43,086	32,654	10,240	18,875
Net cash used in investing activities	(76,685)	(29,687)	(40,274)	(29,530)	(31,277)
Net cash provided by/(used in) financing activities(4)	103,276	(18,239)	92,323	2,712	31,149
BALANCE SHEET DATA:
Working capital	157,864	78,920	95,435	39,057	49,522
Total assets	627,075	404,611	443,753	288,098	243,362
Long-term liabilities	9,969	9,177	14,890	14,339	12,044
Shareholders’ equity:
Preference shares	—	—	—	36,535	36,535
Common stock(4)	311,161	207,143	206,626	90,952	89,551
Retained earnings/(accumulated deficit)	63,973	36,608	19,376	3,311	(10,593)
Accumulated other comprehensive loss	(50,965)	(63,897)	(38,514)	(23,396)	(21,925)

Total shareholders’ equity(4)	$324,169	$179,854	$187,488	$107,402	$93,568

(1)	Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes, custom duties and freight insurance premiums whereby we also act as an agent. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers and third-party freight insurers, are recognized at the time the freight departs the terminal of origin, which is when the customer is billed. Gross customs brokerage revenue and contract logistics and other revenue are recognized when we bill the customer, which for customs brokerage revenue is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenue is when the service has been provided to third parties in the ordinary course of business.

(2)	Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin.

(3)	For fiscal year 2003, operating income, pretax income, income before minority interests and net income, as well as basic and diluted earnings per ordinary share, exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142.

(4)	In December 2002, we completed a public offering of 4,600,000 ordinary shares. Net proceeds totaled approximately $100.0 million (after underwriting discounts and commissions and related transaction expenses). In November 2000, we completed a public offering of 5,405,000 ordinary shares. Net proceeds totaled approximately $71.8 million (after underwriting discounts and commissions and related transaction expenses).

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

We conduct business throughout the world and we expect that our results of operations may be impacted by international trade volumes and by global and regional economic conditions.

      Our business is related to and dependent on general world economic conditions, and the local, regional, national and international conditions that affect international trade and the specific regions or countries that we serve. We are affected by recessionary economic cycles and downturns in our customers’ business cycles, particularly in market segments and industries such as chemicals, pharmaceuticals and apparel, where we have a significant concentration of customers.

      Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts, may adversely affect the global economy, our customers and their ability to pay for our services. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. We expect that our revenue and results of operations will continue to be sensitive to global and regional economic conditions.

Our international presence exposes us to potential difficulties associated with managing distant operations and to regulatory, tariff, licensing and other risks.

      We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will continue to account for a significant amount of our future revenue. Our international operations are directly related to and dependent on the volume of international trade and local market conditions. Our international operations and international commerce are influenced by many factors, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations,

•	limitations on the repatriation of funds because of foreign exchange controls,

•	different liability standards, and

•	intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

      The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

Restrictions and controls on investments and acquisitions outside of the United States and our ability to conduct business with local agents in particular countries may restrict our ability to operate in those countries.

      Investments in joint ventures or businesses outside of the United States have been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude investments in proposed joint ventures or business acquisitions outside of the United States or increase our costs and expenses in seeking to effect such transactions. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investments. In some countries, we may be required by local regulations to conduct operations pursuant to an agency or sponsorship agreement. Even if not required by regulations, we may conduct business in a country with a local agent who can provide knowledge of the local market conditions and facilitate the acquisition of necessary licenses and permits. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that we will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in some industries or may require governmental approval for the repatriation of capital and income by foreign investors. There can be no assurance that such approvals will be forthcoming in the future. There also can be no assurance that additional or different restrictions or adverse policies applicable to us will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

Foreign currency fluctuations could result in currency translation exchange gains or losses or could increase or decrease the book value of our assets.

      Our reporting currency is the United States dollar. In fiscal year 2003, we derived a substantial portion of our gross revenue in currencies other than the United States dollar and, due to the global nature of our operations, we expect in the foreseeable future to continue to conduct a majority of our business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, a depreciation of the local currency against the United States dollar could adversely affect our reported United States dollar earnings. Additionally, the assets and liabilities of our international operations are denominated in each country’s local currency. As such, when the value of those assets is translated into United States dollars, foreign currency exchange rates may adversely affect the book value of our assets. We cannot predict the effects of exchange rate fluctuations on our future operating results. We will experience the effects of changes in foreign currency exchange rates on our consolidated net income in the future.

Because our business is dependent on commercial airfreight carriers, ocean freight carriers and other transportation companies, changes in available cargo capacity and other changes affecting such carriers as well as interruptions in service or work stoppages by such carriers may negatively impact our business.

      We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within our control. Reductions in airfreight or ocean freight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, could adversely impact our business, results of operations and financial condition.

Our business is subject to seasonal trends.

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first fiscal quarter is traditionally weaker compared with our other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

      Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	timing and magnitude of capital expenditures,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	adjustments in inventory levels,

•	customer discounts and credits, and

•	changes in our customers’ requirements for contract logistics and outsourcing services.

      Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers, contract logistics providers and other supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate any acquired business into our operations.

      We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

      Acquisitions involve risks including those relating to:

•	identification of appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations,

•	integration of acquired businesses and personnel,

•	implementation of proper business and accounting controls,

•	ability to obtain financing, on favorable terms or at all,

•	diversion of management attention,

•	retention of employees and customers, and

•	unexpected liabilities.

      Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to identify or acquire companies consistent with our growth strategy or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

Our growth and profitability may not continue, which may result in a decrease in our stock price.

      We experienced significant growth in revenue and operating income over the past several years. There can be no assurance that our growth rate will continue or that we will be able to effectively adapt our management, administrative and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic or political conditions. Slower or less profitable growth or losses could adversely affect our stock price.

We may not succeed with our NextLeap strategic operating plan, and as a result our revenue and profitability may not increase.

      We are undertaking various efforts to implement NextLeap, our five-year strategic operating plan, to increase our customers and revenue, improve our operating margins, and train and develop our employees. This strategic operating plan requires that we successfully manage our operations and growth. Our business is subject to numerous factors beyond our control and there can be no guarantee that we will be able to successfully implement NextLeap or that our efforts will increase our revenue or improve our profitability. If we are not able to increase our revenue or improve our operating margins in the future, our stock price may decrease.

Our effective income tax rate will impact our results of operations, our cash flow and our profitability.

      We have international operations and generate taxable income in different countries throughout the world, with different effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or jurisdiction in which our profits currently are recognized, our effective income tax rate could increase, which would adversely impact our cash flow and profitability.

We face intense competition in the freight forwarding, contract logistics and supply chain management industry.

      The freight forwarding, contract logistics and supply chain management industry is intensely competitive and we expect it to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources.

      There are a large number of companies competing in one or more segments of the industry. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger competitors. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. We also face competition from air and ocean carriers, computer information and consulting firms and contract manufacturers, all of which traditionally operated outside of the supply chain management industry, but are now beginning to expand the scope of their operations to include supply chain related services. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger, global companies in our industry.

      There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase their global operations through the acquisition of freight forwarders and contract logistics providers. If we cannot gain sufficient market presence in our industry through internal expansion and additional acquisitions, we may not be able to compete successfully against larger, global companies in our industry.

We are dependent on key management personnel and the loss of any such personnel could materially and adversely affect our business.

      Our future performance depends, in significant part, upon the continued service of our key management personnel, including Roger MacFarlane (Chief Executive Officer), Peter Thorrington (President and Chief Operating Officer), Matthys Wessels (Chairman of the Board and Chief Executive Officer African Region), Alan Draper (Executive Vice President and President — Asia Pacific Region) and Lawrence Samuels (Senior Vice President — Finance, Chief Financial Officer and Secretary). There can be no assurance that we can retain such key managerial employees. The loss of the services of one or more of these or other key personnel could have a material adverse effect on our business, operating results and financial condition. We must continue to develop and retain a core group of management personnel and address issues of succession planning if we are to realize our goal of growing our business. We cannot assure you that we will be able to do so.

Because we are a holding company, we are financially dependent on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

      We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries (including those that are wholly owned) to meet our financial obligations and to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends to us and our ability to receive distributions on our investments in other entities is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and limitations contained in some of our bank credit facilities. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

Because we manage our business on a decentralized basis, our operations may be materially adversely affected by inconsistent management practices.

      We manage our business on a decentralized basis, with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. Our decentralized operating strategy can make it difficult for us to implement strategic decisions and coordinated procedures throughout our global operations. In addition, many of our subsidiaries operate with management, sales and support personnel that may be insufficient to support growth in their respective businesses without significant central oversight and coordination. Our decentralized operating strategy could result in inconsistent manage-

ment practices and materially adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

We may need additional financing to fund our operations and finance our growth, and we may not be able to obtain financing on terms acceptable to us or at all.

      We may require additional financing to fund our operations and our current plans for expansion. Because our credit facilities often are limited to the country in which the facility is originated, we may require additional financing to fund our operations in countries in which we do not have existing credit facilities. In addition, when our existing credit facilities expire, we may need to obtain replacement financing. Additional or replacement financing may involve incurring debt or selling equity securities. There can be no assurance that additional or replacement financing will be available to us on commercially reasonable terms or at all. If we incur debt, the risks associated with our business and with owning our equity securities could increase. If we raise capital through the sale of equity securities, the percentage ownership of our shareholders will be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of our ordinary shares. If we are unable to obtain additional or replacement financing, our ability to fund our operations and meet our current plans for expansion will be materially adversely affected.

If we fail to develop and integrate information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

      Increasingly, we compete for customers based upon the flexibility and sophistication of the information technology systems supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our web site or connect electronically, could significantly disrupt our operations, prevent customers from making orders, or cause us to lose inventory items, orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future transaction volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information technology systems from their supply chain services providers. If we fail to hire qualified persons to implement, maintain and protect our information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

Our information technology systems are subject to risks which we cannot control.

      Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers to access our information technology systems.

If we fail to adequately protect our intellectual property rights, the value of such rights may diminish and our results of operations and financial condition may be materially adversely affected.

      We rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect our intellectual property rights. These protections may not be sufficient, and they do not prevent independent third-party development of competitive products or services. Further, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. A failure to protect our intellectual property rights could result in the loss or diminution in value of such rights.

If we are not able to limit our liability for customers’ claims through contract terms and the purchase of insurance, we could be required to pay large amounts to our customers as compensation for their claims and our results of operations could be materially adversely affected.

      In general, we limit by contract our liability to our customers for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) for airfreight shipments and $500 per carton or customary unit, including an ocean container, for ocean freight shipments, with the actual insured amount determined based on the value of the freight. However, because a freight forwarder’s relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer’s cargo to its ultimate destination. We have, from time to time, made payments to our customers for claims related to our services which, to date, have not been material to our results of operations. Should we experience an increase in the number of such claims or an increase in liability pursuant to claims or unfavorable resolutions of claims, our results could be adversely affected. There can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future. In addition, significant increases in insurance costs as a result of claims arising from our services could reduce our profitability.

The failure of our policies and procedures which are designed to prevent the unlawful transportation or storage of hazardous, explosive or illegal materials could subject us to large fines, penalties or lawsuits.

      We are subject to a broad range of foreign and domestic (including state and local) environmental, health and safety and criminal laws and regulations, including those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to arrange for the storage or transportation of substances defined as hazardous under applicable laws. As is the case with any such operation, if a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in the remedy of, or otherwise bear liability for, such release or be subject to claims from third parties whose property or person is injured by the release. In addition, if our employees arrange for the storage or transportation of hazardous, explosive or illegal materials in violation of applicable laws or regulations, we may face civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas. In the event we are found to not be in compliance with applicable environmental, health and safety laws and regulations or there is a future finding that our policies and procedures fail to satisfy requisite minimum safeguards or otherwise do not comply with applicable laws or regulations, we could be subject to large fines, penalties or lawsuits.

If we fail to comply with applicable governmental regulations, we could be subject to substantial fines or revocation of our permits and licenses.

      Our air transportation activities in the United States are subject to regulation by the Department of Transportation as an indirect air carrier and by the Federal Aviation Administration (FAA). We are subject to new security measures and stricter shipper and customer classifications by the new Transportation Security Administration and the FAA. We anticipate new security requirements regarding the handling of airfreight in the near term. Our overseas offices and agents are licensed as airfreight forwarders in their respective countries of operation, as necessary. We are accredited in each of our offices by the International Air Transport Association (IATA) or the Cargo Network Services Corporation, a subsidiary of the IATA, as a registered agent. In the case of our newer offices, we have applied for such a designation. Our indirect air carrier status is also subject to the Indirect Air Carrier Standard Security Program administered by the FAA.

      We are licensed as a customs broker by the United States Customs Service of the Department of the Treasury in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the United States Customs Service. As a registered party under the self-policing Customs-Trade Partnership Against Terrorism, we are also subject to compliance with security regulations within the trade environment that are enforced by the United States Customs Service. We are also subject to regulations under the Container Security Initiative, which is administered by the United States Customs Service. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      We are licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to publish tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that do originate or terminate in the United States.

      As part of our contract logistics services, we operate owned and leased warehouse facilities. Our operations at these facilities include both warehousing and distribution services, and we are subject to various federal and state environmental, work safety and hazardous materials regulations.

      We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations that have been and will be adopted in response to terrorist activities and potential terrorist activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges. We cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating permits and licenses.

If we are not able to sell container space that we purchase from ocean shipping lines and capacity that we charter from our carriers, we will not be able to recover our out-of-pocket costs and our profitability may suffer.

      As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. As an airfreight forwarder, we occasionally charter aircraft capacity to meet peak season volume increases for our customers, particularly in Hong Kong and other locations in Asia. We then solicit freight from our customers to fill the ocean containers and air charter capacity. When we contract with ocean shipping lines to obtain containers and with air carriers to obtain charter aircraft capacity, we become obligated to pay for the container space or charter aircraft capacity that we purchase. If we are not able to sell all of our purchased container space or charter aircraft capacity, we will not be able to recover our out-of-pocket costs for such purchase of container space or charter aircraft capacity.

If we lose certain of our contract logistics customers or we cannot maintain adequate levels of utilization in our shared warehouses, then we may experience revenue losses and decreased profitability.

      We anticipate that revenues from our contract logistics services will account for an increasing portion of our consolidated revenues and may continue to increase as we further develop and expand our contract logistics, distribution and outsourcing services. In some cases, we have entered into long-term commitments for facilities. We lease single-tenant warehouses and distribution facilities, which represent in the aggregate approximately 1.0 million square feet, under leases with terms longer than the logistics services contracts we have with our customers. We are required to pay rent under these real property leases even if such customers decide not to renew or otherwise terminate their agreements with us and we are not able to obtain new customers for these facilities. As a result, our revenues and earnings may be adversely affected. In addition, if we experience a decline in demand for space in our shared warehouses, then our revenues and earnings may decline as we would continue to be obligated to pay the full amount of the underlying leases.

If we are not reimbursed for amounts which we advance for our customers, our net revenue and profitability may decrease.

      We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes and in connection with our performance of other contract logistics services. The billings to our customers for these disbursements may be several times larger than the amount of revenue and fees derived from these transactions. If we are unable to recover a significant portion of these disbursements or if our customers do not reimburse us for a substantial amount of these disbursements in a timely manner, we may experience net revenue losses and decreased profitability.

Our executive officers, directors and principal shareholders control a significant portion of our shares and their interests may be different than or conflict with yours.

      Our current executive officers, directors and principal shareholders and their affiliates control a significant portion of our ordinary shares. As a result, these shareholders may be able to effectively influence us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of our ordinary shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares.

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

      Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

•	the authorization of our board of directors to issue preference shares with such rights and preferences determined by the board, without the specific approval of the holders of ordinary shares,

•	our board of directors is divided into three classes each of which is elected in a different year,

•	the prohibition of action by the written consent of the shareholders,

•	the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings, and

•	the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.

      In addition, our Memorandum and Articles of Association permits special meetings of the shareholders to be called only by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 50 percent of our outstanding voting securities. Provisions of British Virgin Islands law to which we are subject could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

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

      We formed our current business from a base of three freight forwarders which we acquired from 1993 to 1995. Currently, we operate a global network of 256 branch offices and 84 logistics centers in 49 countries. In addition, we service our customers through another 176 independent agent-owned offices, of which 158 offices are exclusive agents and 18 are non-exclusive agents, that are located in 83 additional countries. Our business is managed from seven principal support offices in Dusseldorf, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina. Our Chief Executive Officer, Chief Operating Officer, investor relations staff, corporate financial support staff and certain other corporate support staff are located at our Los Angeles corporate support office, located at 19443 Laurel Park Road, Suite 111, Rancho Dominguez, California 90220-6043, (310) 604-3311. Personnel conducting other corporate administrative functions are located at our other corporate support offices.

      In November 2000, we completed an initial public offering of 5,405,000 ordinary shares. In December 2002, we completed a secondary public offering of 4,600,000 ordinary shares.

      In addition to expenditures made for acquiring businesses in the three-year period ended January 31, 2003, we spent approximately $32.4 million on capital expenditures, with the largest spending being for computer equipment and software. The principal capital expenditures currently in progress relate to various computer hardware and software upgrades and network and security enhancements.

      Our two largest acquisition expenditures during the three-year period ended January 31, 2003, were for the acquisition of Standard Corporation (which we refer to as Standard), effective October 1, 2002, for an initial purchase price of approximately $48.8 million, and the Continental group of companies (which we refer to as Continental) on September 1, 2000 for an initial consideration of approximately $16.6 million (including the value of shares issued as part of the initial consideration). These expenditures were financed by bank borrowings and the issuance of ordinary shares. The bank borrowings were repaid in December 2002 for Standard and December 2000 for Continental with proceeds from the secondary and initial public offerings, respectively. We also acquired Grupo SLi and Union, S.L. (which we refer to as SLi) for two initial cash payments totaling approximately $13.1 million on January 25, 2002, funded with the proceeds from our initial public offering. The final total consideration for these acquisitions is dependent on certain performance criteria being achieved over the next four years. We expect that, should these performance criteria be met, the additional earn-out payments will be paid out of our existing resources and by our issuance of ordinary shares.

Business Overview

      We are an international, non-asset based supply chain management company that provides services through our global network in 133 countries. Our services include air and ocean freight forwarding, contract logistics, customs brokerage and other logistics-related services including consulting, the coordination of purchase orders and customized management services.

•	Air and Ocean Freight Forwarding. As a freight forwarder, we conduct business as an indirect carrier for our customers or occasionally as an authorized agent for an airline or ocean carrier. We typically act as an indirect carrier with respect to shipments of freight unless the volume of freight to be shipped over a particular route is not large enough to warrant consolidating such freight with other shipments. In such situations, we usually forward the freight as an agent of the direct carrier. Except for a domestic delivery service which includes forwarding shipments by air or expedited ground transportation within South Africa, we primarily handle international shipments and do not provide for domestic shipments unless they occur as part of an international shipment. We consider our domestic delivery service within South Africa part of our airfreight services.

We do not own or operate aircraft or vessels and, consequently, contract with commercial carriers to arrange for the shipment of cargo. We arrange for, and in many cases provide, pickup and delivery service between the carrier and the location of the shipper or recipient. Our domestic delivery service in South Africa uses predominantly outsourced resources to provide pickup and delivery services between the location of the shipper or recipient and the local distribution center.

When we act as an authorized agent for an airline or ocean carrier, we arrange for the transportation of individual shipments to the airline or ocean carrier. As compensation for arranging for the shipments, the airline or ocean carrier pays us a commission. If we provide the customer with ancillary services, such as the preparation of export documentation, we receive an additional fee.

•	Customs Brokerage. As part of our integrated logistics services, we provide customs brokerage services in the United States and most of the countries in which we operate. Within each country, the rules and regulations vary, along with the level of expertise that is required to perform the customs brokerage services. We provide customs brokerage services in connection with a majority of the shipments which we handle as both an airfreight and ocean freight forwarder. We also provide customs brokerage services in connection with shipments forwarded by our competitors, and other companies may provide customs brokerage services in connection with the shipments which we forward.

As part of our customs brokerage services, we prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and perform other related services. We determine our fees for our customs brokerage services based on the volume of business transactions for a particular customer, and the type, number and complexity of services provided.

•	Contract Logistics. Our contract logistics services primarily relate to the warehousing and distribution of goods and materials in order to meet customers’ inventory needs and production or distribution schedules. Our distribution services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, cargo loading and unloading, assembly of freight and protective packaging, storage and distribution. Our outsourced services include inspection services, quality centers and manufacturing support.

In October 2002, we acquired Standard Corporation, which currently operates logistics centers in 52 sites located primarily in the southeastern United States. Because of the addition of Standard Corporation and our acquisition of SLi, headquartered in Madrid, a contract logistics and freight forwarding operation, in January 2002, we expect that our contract logistics service business will increase in fiscal 2004 over our historical levels in fiscal 2003 and prior.

•	Other Logistics-Related Services. We also provide a range of other logistics-related services, such as road transportation, consulting, order management, planning and optimization services, outsourced management services and specialized customer-specific supply chain solutions. We receive fees for other logistics-related services we perform.

      We serve a large and diverse base of global and local business customers ranging from large multinational enterprises to smaller local businesses. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis. Our net revenue by product line for the last three fiscal years is as follows (dollars in thousands):

	Year Ended January 31,

	2003		2002		2001

		% of Net		% of Net		% of Net
	Amount	Revenue	Amount	Revenue	Amount	Revenue

Airfreight	$157,493	39%	$142,312	47%	$145,594	48%
Ocean freight	66,554	16	58,633	19	54,461	18
Customs brokerage	61,105	15	54,034	18	55,295	18
Contract logistics	79,517	20	14,957	5	8,478	3
Other	40,121	10	34,623	11	38,018	13

Net revenue	$404,790	100%	$304,559	100%	$301,846	100%

      As a global company, our markets are separated into four geographic regions. Our net revenues by geographic region for the last three fiscal years is as follows (dollars in thousands):

	Year Ended January 31,

	2003		2002		2001

		% of Net		% of Net		% of Net
	Amount	Revenue	Amount	Revenue	Amount	Revenue

Europe	$99,571	25%	$62,457	20%	$62,702	21%
Americas	143,484	35	94,045	31	100,577	33
Asia Pacific	70,626	17	60,075	20	42,992	14
Africa	91,109	23	87,982	29	95,575	32

Net revenue	$404,790	100%	$304,559	100%	$301,846	100%

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

Sales and Marketing

      To market our services, we produce customized supply chain solutions that provide the logistics services our clients require. We use our planning and optimization systems to identify the needs of our customers and to develop supply chain solutions tailored to our customers’ industry-specific requirements. In this way, we attempt to become our customers’ primary provider of supply chain services, thereby increasing the range and volume of transactions and services provided to our customers. For fiscal 2003, no single customer accounted for more than 4% of our gross revenue and our top five customers accounted for less than 10% of our gross revenue.

      We market our services through an organization consisting of approximately 490 full-time salespersons who receive assistance from our senior management and regional and local managers. Our four principal geographic regions are Europe, Americas, Asia Pacific and Africa and each regional manager is responsible for the financial performance of his or her region. We have implemented a sales process by which we use our supply chain consulting services, which primarily relate to planning and optimizing the movement of freight, to market our core services of freight forwarding, customs brokerage and contract logistics services.

      In connection with our sales process and in order to serve the needs of our customers, some of which desire only our freight forwarding and contract logistics services and for others who desire a wider variety of our supply chain solutions services, our sales force is divided into two specialized sales groups. One of these sales groups focuses primarily on marketing our air and ocean freight forwarding, contract logistics and customs brokerage services and the other group focuses on marketing all of our supply chain solutions services.

      Our sales and marketing efforts are directed at both global and local customers. Our global solutions sales and marketing teams focus their efforts on obtaining and developing large volume global accounts with multiple shipping locations who require comprehensive solutions. These accounts typically impose numerous requirements on their providers, such as electronic data interchange, Internet-based tracking and monitoring systems, proof of delivery capabilities, customized shipping reports and a global network of offices.

      The requirements imposed by our large volume global accounts often limit the competition for these accounts to large freight forwarders, third-party logistics providers and integrated carriers with global operations. Our global solutions sales and marketing teams also target companies operating in specific industries with unique supply chain requirements, such as the pharmaceutical, fashion and apparel, chemical, automotive and technology industries.

      Our local sales and marketing teams focus on selling to and servicing smaller- and medium-sized customers who primarily are interested in selected services, such as freight forwarding, contract logistics and customs brokerage. These two sales and marketing teams may work together on larger accounts.

      During our initial review of a customer’s requirements, we determine the current status of the customer’s supply chain process. We analyze the supply chain requirements of our customer and determine improvements through modification or re-engineering. After discussing with the customer the various supply chain solutions which could be implemented for them, we implement the desired solutions.

Competition

      Competition within the freight forwarding, logistics and supply chain management industries is intense. We compete primarily with a relatively small number of international firms that have the worldwide capabilities to provide the breadth of services that we offer. We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates, and Internet-based freight exchanges.

      In addition, computer information and consulting firms which traditionally operated outside of the supply chain management industry have been expanding the scope of their services to include supply chain related activities so that they may service the supply chain needs of their existing customers and offer their information systems services to new customers.

Information Technology Systems

      We developed our eMpower suite of proprietary supply chain technology systems based on open architecture design. eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our transportation system and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems. Within eMpower are various supply chain information systems, including the following:

•	uOp 2000, which is used by our agents and offices as the local operating system for customs brokerage, air and ocean import and export documentation and accounting functions that feed shipment and other customer data into our global information systems,

•	uOrder, which assists our customers with order management,

•	uTrac, which provides our customers with supply chain visibility, enabling them to track shipments of goods and materials,

•	uWarehouse, which enables our customers to track the location and status of goods and materials,

•	uClear, which assists our customers with customs clearance,

•	uAnalyze, which assists us and our customers with isolating the factors causing variability in transit times,

•	uReport, which provides customers with customized reports,

•	uConnect, which enables the electronic transfer of data between our systems and those of our customers, and

•	uPlan, which is a suite of selected planning and optimization software developed by i2 Technologies.

Intellectual Property

      We have applied for federal trademark or service mark registration of the names UTi, eMpower and Inzalo and the logo for UTi. In addition, we have received federal trademark or service mark registration of the name Union-Transport and the logo for Union-Transport. All of these names and logo have also been or are currently being registered in countries around the world. We have no patents nor have we filed any patent applications. While we may seek further trademarks or service marks and perhaps patents on inventions or processes in the future, we believe our success depends primarily on factors such as the technological skills and innovative abilities of our personnel rather than on any patents or other registrations we may obtain.

Government Regulation

      Our airfreight forwarding business in the United States is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although airfreight forwarders are exempted from most of this Act’s requirements by the applicable regulations. Our airfreight forwarding business in the United States is also subject to regulation by the new Transportation Security Administration. Our indirect air carrier status is also registered and in compliance with the Indirect Air Carrier Standard Security Program administered by the Transportation Security Administration. To facilitate compliance with

“known shipper” requirements, we are part of a national database which helps delineate shipper status for security purposes. Our foreign airfreight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

      The Federal Maritime Commission regulates our ocean freight forwarding and non-vessel operating common carrier operations to and from the United States. The Federal Maritime Commission licenses intermediaries (combined ocean freight forwarders and non-vessel operating common carrier operators). Indirect ocean carriers are subject to Federal Maritime Commission regulation, under this Commission’s tariff publication and surety bond requirements, and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms proscribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that originate or terminate in the United States.

      We are licensed as a customs broker by the United States Customs Service of the Department of the Treasury in United States’ customs districts in which we do business. All United States Customs brokers are required to maintain prescribed records and are subject to periodic audits by the United States Customs Service. As a registered party under the self-policing Customs-Trade Partnership Against Terrorism, we are also subject to compliance with security regulations within the trade environment that are enforced by the United States Customs Service. We are also subject to regulations under the Container Security Initiative, which is administered by the United States Customs Service. Since February 1, 2003, we have been operational in submitting manifests automatically to U.S. Customs from foreign ports 24 hours in advance of vessel departure. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      Some portions of our warehouse operations require authorizations and bonds by the United States Department of the Treasury and approvals by the United States Customs Service. We are subject to various federal and state environmental, work safety and hazardous materials regulations at our owned and leased warehouse facilities. Our foreign warehouse operations are subject to the regulations of their respective countries.

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

      Although our current operations have not been significantly affected by compliance with, or liability arising under, these environmental, health and safety laws, we cannot predict what impact future environmental, health and safety regulations might have on our business. In the areas of our business where we engage in warehousing, distribution and contract logistics, we have in place additional insurance coverages.

      We believe that we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance have not had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or licenses. We cannot predict the degree or cost of future regulations on our business.

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

Property, Plants and Equipment

      We lease or, in a few cases, own 357 facilities in 49 countries. These facilities are comprised of office and warehouse space. In most countries, these facilities typically are located close to an airport, ocean port, an important border crossing, or a favorable location for distribution and range in size from approximately 3,000 square feet to approximately 540,000 square feet. Leases for our principal properties generally have terms of five years or more and often include options to renew. While some of our leases are month-to-month and others expire in the near term, we believe that our facilities are adequate for our current needs and for the foreseeable future.

      Included in our leased facilities we have approximately 1.1 million square feet of single-tenant warehouses and distribution facilities and approximately 2.7 million square feet of shared warehouses, excluding our contract logistics operations located in the customers’ facilities. As of January 31, 2003, we leased 63 medium- to large-sized warehouse facilities ranging in size from approximately 10,000 to approximately 540,000 square feet and we own three medium-sized warehouse facilities ranging in size from approximately 30,000 to approximately 50,000 square feet, which were located in Australia (three locations), Belgium (two locations), Canada (one location), Colombia (two locations), the Czech Republic (one location), Germany (one location), Hong Kong (three locations), Italy (four locations), Ireland (one location), Malaysia (one location), the Netherlands (three locations), Portugal (one location), South Africa (five locations), Spain (eight locations), Sri Lanka (one location), Sweden (one location), the United Kingdom (three locations) and the United States (25 locations). Approximately 0.8 million square feet of our leased facilities represents single-tenant warehouses and distribution facilities under leases with a term longer than the logistics services contracts we have with our customers.

      We also own five facilities in South Africa ranging in size from approximately 21,400 square feet to approximately 243,000 square feet which we use in our domestic delivery service.

Item 5.	Operating and Financial Review and Prospects

Overview

      The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended January 31, 2003 and 2002 compared to the respective prior year. The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those factors described under “Key Information — Risk Factors” and elsewhere in this report. We disclaim any obligation to update information contained in any forward-looking statement. Our consolidated financial statements attached to this report, have been prepared in United States dollars and in accordance with U.S. GAAP.

      In fiscal 2003, the operating results of Standard are included in the Company’s financial statements since the effective date of the acquisition, October 1, 2002. We acquired the entire issued share capital of Standard for an initial purchase price of approximately $48.8 million, of which approximately $31.3 million represented goodwill and other intangible assets. The final total consideration for this acquisition could be up to approximately $12.5 million higher, but is dependent on certain performance criteria being achieved over the two-year period following the date of acquisition. The operating results of Zeracon Limited, incorporated in the United Kingdom, are included since its date of acquisition on November 1, 2002. We acquired Zeracon for an initial purchase price of approximately $2.5 million, of which approximately $2.0 million represented goodwill. The final total consideration for this acquisition is dependent on certain performance criteria being achieved over three-year period following the date of acquisition.

      In fiscal 2002, the operating results of the acquired operations for SLi are also included in the Company’s financial statements since the date of acquisition, January 25, 2002. UTi acquired the entire issued share capital of SLi, incorporated in Spain, for two initial cash payments totaling approximately $13.1 million, of which approximately $12.8 million represented goodwill. The remainder of the purchase price is contingent on future performance and is based on a multiple of the annual net income of the purchased operations over the period February 1, 2002 through January 31, 2006. The four earn-out payments are calculated on each year’s results and are to be paid annually, using a deemed UTi share price of approximately $15.82 per ordinary share and are payable in ordinary shares or cash at the seller’s option if the share price is below $15.82. The acquisition has been accounted for using the purchase method of accounting. The operating results of Pership Logistics (Private) Limited, incorporated in Sri Lanka, and Eilat Overseas Limited, incorporated in Israel, are included since their dates of acquisition, February 1, 2001 and May 1, 2001, respectively. The total consideration paid for the acquisitions in Sri Lanka and Israel was $2.0 million.

      In fiscal 2001, the operating results of the acquired operations for Continental were included in the Company’s financial statements since the date of acquisition, September 1, 2000. The operating results for our other acquisitions in fiscal 2001 were also included in our financial statements since their dates of acquisition, as disclosed in Note 2 to our accompanying consolidated financial statements.

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

      Our principal sources of income include airfreight forwarding, ocean freight forwarding, customs brokerage, contract logistics and other services. We attempt to become our customers’ preferred provider of supply chain management solutions, thus increasing both the range and volume of transactions for our services. Our recent growth in gross revenue and net revenue resulted from both growth of our existing operations and growth which we attribute to our acquisitions.

      A significant portion of our expenses is variable and adjusts to reflect the level of our business activities. Other than transportation costs, staff costs are our single largest variable expense and are less flexible in the near term as we must staff to meet uncertain future demand.

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

Contract Logistics

      Our contract logistics services primarily relate to the warehousing and distribution of goods and materials in order to meet customers’ inventory needs and production or distribution schedules. Our distribution services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, cargo loading and unloading, assembly of freight and protective packaging, storage and distribution. Our outsourced services include inspection services, quality centers and manufacturing support.

      Contract logistics gross revenue is recognized when the service has been provided to third parties in the ordinary course of business. We have expanded our contract logistics services with our acquisitions of Standard in fiscal 2003, which has traditionally experienced operating profit margins at levels less than our historical levels, and SLi in fiscal 2002. We expect that our contract logistics services business will increase in fiscal 2004 over fiscal 2003 levels.

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

Discussion of Operating Results

      Our business operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. Gross revenue is recognized in the region in which the shipment originates. Our gross revenue by geographic segment is set forth in the following table (in thousands):

	Year Ended January 31,

	2003		2002		2001

		% of		% of		% of
		Gross		Gross		Gross
	Amount	Revenue	Amount	Revenue	Amount	Revenue

Europe	$372,515	32%	$264,280	30%	$266,560	31%
Americas	317,314	27	258,008	29	293,150	34
Asia Pacific	337,430	29	242,950	27	179,286	21
Africa	142,801	12	124,548	14	124,263	14

Gross revenue	$1,170,060	100%	$889,786	100%	$863,259	100%

      Gross revenue increased $280.3 million, or 31%, to $1.2 billion for fiscal 2003 compared to $889.8 million for fiscal 2002 due to increases in contract logistics (325%), airfreight forwarding (26%), ocean freight forwarding (11%), other revenue (57%), and customs brokerage (15%). Overall, our reported gross revenue for fiscal 2003 benefited by approximately $102.3 million from acquisitions completed during fiscal 2003 (primarily Standard) and those completed in fiscal 2002, which had a full year impact in fiscal 2003 (primarily SLi). In the prior year, gross revenue increased 3% to $889.8 million for fiscal 2002 compared to $863.3 million for fiscal 2001 also due to increases in contract logistics (99%), airfreight forwarding (4%), ocean freight forwarding (1%), and other revenue (13%) offset by a decline in customs brokerage (4%). We estimate that acquisitions completed during fiscal 2002 accounted for $37.5 million of our gross revenue for fiscal 2002.

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

      The following table shows our net revenues and our operating expenses for the periods presented, expressed as a percentage of total net revenues.

	Year Ended January 31,

	2003	2002	2001

Net revenues:
Airfreight forwarding	39%	47%	48%
Ocean freight forwarding	16	19	18
Customs brokerage	15	18	18
Contract logistics	20	5	3
Other	10	11	13

Total net revenues	100	100	100
Operating expenses:
Staff costs	51	51	51
Depreciation	3	3	3
Amortization of goodwill and other intangible assets	*	2	2
Other operating expenses	35	34	36

Operating income	11	10	8
Interest expense, net	*	*	*
Gains/(losses) on foreign exchange	*	*	1

Pretax income	11	9	8
Income tax expense	3	3	2
Minority interests	*	*	*

Net income	7%	6%	6%

*	Less than one percent.

Year Ended January 31, 2003 Compared to Year Ended January 31, 2002

      Net revenue increased $100.2 million, or 33%, to $404.8 million for fiscal 2003 compared to $304.6 million for fiscal 2002. Overall, our net revenue benefited from acquisitions made during fiscal 2003 (primarily Standard) as well as from the full year effect of acquisitions made in fiscal 2002 (primarily SLi). We estimate that acquisitions accounted for approximately $74.4 million of the net revenue increase for fiscal 2003 versus the prior fiscal year.

      Airfreight forwarding net revenue increased $15.2 million, or 11%, to $157.5 million for fiscal 2003 compared to $142.3 million for the prior year. This increase primarily resulted from higher volumes in all regions, but particularly in the Asia Pacific region, partially offset by negative pricing pressures and a lower overall airfreight yield. Fiscal 2003 airfreight forwarding net revenue for Asia Pacific, where there was increased demand in airfreight created by the West Coast port lock-out, increased 20% over the prior year. Airfreight forwarding net revenue in Europe also benefited from acquisitions in addition to increased volumes, resulting in growth of 23% in fiscal 2003 when compared to fiscal 2002. We experienced pricing pressures in all regions as a result of carrier capacity restraints and, in the Asia Pacific region, as a result of our air charter program that we employed to secure airfreight capacity for our clients. The overall airfreight yield also declined because of a shift in our geographic mix of gross revenues with an increasing share from the Asia Pacific region where our yields are at lower levels than the Company’s historic average yield, thereby depressing the overall yield.

      Ocean freight forwarding net revenue increased $8.0 million, or 14%, to $66.6 million for fiscal 2003 compared to $58.6 million for the prior year. This increase was due primarily to increased volumes in fiscal

2003 versus fiscal 2002 and secondarily to acquisitions. Volume increases were tempered somewhat by negative pricing pressures. Africa and Europe experienced growth in ocean freight forwarding net revenue, with increases of 33% and 30%, respectively, in fiscal 2003 compared to fiscal 2002, benefiting primarily from the SLi acquisition and, to a lesser degree, increased volumes from our operations in existence prior to fiscal 2002.

      Customs brokerage net revenue increased $7.1 million, or 13%, to $61.1 million for fiscal 2003 compared to $54.0 million for fiscal 2002. Customs brokerage net revenue increased primarily as a result of the higher shipping volumes resulting from increased demand for our services.

      Contract logistics net revenue increased $64.6 million, or 431%, to $79.5 million for fiscal 2003 compared to $15.0 million for the prior year. This increase was primarily due to contributions from the Standard and SLi acquisitions, which contributed four and twelve months of operating results, respectively, and, to a lesser degree, new business.

      Other net revenue, which includes revenue from our other logistics-related services such as road transportation, consulting, order management, planning and optimization services, increased $5.5 million, or 16%, to $40.1 million for fiscal 2003 compared to $34.6 million for fiscal 2002. This increase was primarily due to contributions from the Standard and SLi acquisitions, and, to a lesser degree, new business.

      Staff costs increased $49.0 million, or 31%, to $205.0 million for fiscal 2003 from $156.0 million for the prior year, primarily as a result of the addition of personnel in connection with our acquisitions of Standard and SLi. Staff costs, however, remained constant when expressed as a percentage of net revenue, at 51% in both fiscal 2003 and fiscal 2002. Staff costs are the largest component of operating expenses and we strive to manage these costs in relation to net revenue growth.

      Depreciation expense increased by $1.8 million, or 19%, for fiscal 2003 over fiscal 2002 to $11.2 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period, along with the impact of fiscal 2003 acquisitions and the full year impact of fiscal 2002 acquisitions. Depreciation expense remained constant at 3% of net revenue in fiscal 2003 as compared to the prior year.

      Amortization of goodwill and other intangible assets decreased by $5.1 million, or 96%, to $0.2 million in fiscal 2003 as compared to $5.3 million in the prior year. We ceased amortizing goodwill effective February 1, 2002 when we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), however, we recorded amortization expense of $0.2 million related to the amortization of other intangible assets acquired with Standard.

      Other operating expenses increased by $38.8 million, or 37%, to $142.9 million in fiscal 2003 compared to $104.1 million for fiscal 2002. Included in other operating expenses for fiscal 2003 are facilities and communications costs of $45.9 million compared to $37.3 million of such costs for the prior year. Facilities and communications costs increased primarily as a result of the addition of new locations in fiscal 2003 as compared to the prior year, including the acquisitions of Standard and SLi. The balance of the other operating expenses is comprised of selling, general and administrative costs. For fiscal 2003, selling, general and administrative costs were $97.0 million compared to $66.8 million for the same prior year period. The increase in selling, general and administrative costs was primarily a result of the acquisitions of Standard and SLi. When expressed as a percentage of net revenue, other operating expenses increased from 34% for fiscal 2002 to 35% for fiscal 2003.

      Interest expense, consisting primarily of interest on our credit facilities and capital lease obligations offset by interest income on our cash deposits, decreased $0.7 million to $0.5 million in fiscal 2003 from $1.2 million for the prior year. This decrease was due primarily to decreased borrowings during fiscal 2003 as compared to the prior year, along with increased interest income for the cash on deposit received in December 2002 from our follow-on stock offering.

      There was a net loss on foreign exchange of $1.7 million in fiscal 2003 compared to a gain of $17,000 for the prior year. This decrease was primarily due to exchange losses recorded upon the settlement of intercompany loans in the fourth quarter of fiscal 2003.

      The effective income tax rate increased to 29% in fiscal 2003 compared to 28% in the prior year. Our overall tax rate is impacted by the geographic composition of our worldwide taxable income, with some of our operations in countries with low effective income tax rates.

      Net income increased by $10.1 million, or 53%, to $29.3 million in fiscal 2003 as compared to the prior year for the reasons listed above.

Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

      Net revenue increased $2.8 million, or 1%, to $304.6 million for fiscal 2002 compared to $301.8 million for fiscal 2001. Overall, our reported net revenue for fiscal 2002 was negatively impacted by declining foreign currency rates against the U.S. dollar and benefited from acquisitions made during fiscal 2002 as well as from the full year effect of acquisitions made in fiscal 2001. Using currency rates in effect for fiscal 2001, we estimate that net revenues would have been $30.3 million higher for the year. We estimate that acquisitions accounted for approximately $16.6 million of the net revenue increase for fiscal 2002 versus the prior fiscal year.

      Airfreight forwarding net revenue declined $3.3 million, or 2%, to $142.3 million for fiscal 2002 compared to $145.6 million for the prior year. This decrease primarily resulted from overall volume decreases in the Americas and Europe regions, offset by volume increases in the Asia Pacific region and Africa regions. Airfreight forwarding net revenue from the Asia Pacific region for fiscal 2002 increased by 72% over the prior year, due both to organic growth and the contribution from the Continental acquisition. Airfreight forwarding net revenue from the Americas decreased by 9% due primarily to the global economic slowdown and the effects of September 11th.

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

      Other net revenue, which includes revenue from our other logistics-related services such as road freight transportation, consulting, order management, planning and optimization services, increased $3.1 million, or 7%, to $49.6 million for fiscal 2002 compared to $46.5 million for fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

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

      Amortization of goodwill and other intangible assets increased by $1.0 million, or 24%, to $5.3 million in fiscal 2002 as compared to $4.3 million in the prior year. This increase was due to the full year effect of acquisitions we made in fiscal 2001 and the related goodwill being amortized, as well as the amortization of goodwill relating to the acquisitions completed during fiscal 2002. Amortization of goodwill expressed as a percentage of net revenue remained constant at 2% in fiscal 2002 compared to the prior year.

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

      In fiscal 2003, we generated approximately $49.6 million in net cash from operating activities. This resulted from net income of $29.3 million plus depreciation and amortization of intangible assets totaling $11.4 million, deferred income taxes of $0.4 million and other items totaling $1.6 million, plus a net decrease in working capital of approximately $6.9 million. The net decrease in working capital consisted primarily of an increase in accounts receivable of $18.4 million offset by an increase in accounts payable of $23.0 million. Our increases in accounts receivable and accounts payable during fiscal 2003 were due primarily to our increased revenues in the fourth quarter of fiscal 2003 as compared to the comparable prior year period.

      During fiscal 2003, we used approximately $62.9 million of cash for acquisitions and contingent earn-out payments, of which approximately $45.8 million was used to acquire Standard. During fiscal 2003, cash used for capital expenditures was $13.6 million, consisting primarily of computer hardware and software and furniture, fixtures and fittings.

      Our financing activities during fiscal 2003 provided $103.3 million of cash, primarily due to the net proceeds of approximately $100.0 million that we received from our secondary stock offering in December 2002. In addition, we increased our borrowings under our bank lines of credit by $12.4 million, and repaid $3.7 million and $3.1 million of our short-term and long-term borrowings, respectively, along with $1.0 million of our capital lease obligations. Lastly, we paid dividends of $1.9 million during fiscal 2003.

      These activities, along with the foreign exchange rate changes, resulted in a net increase of our cash and cash equivalents from $87.6 million at January 31, 2002 to $168.1 million at January 31, 2003.

      We have various bank credit facilities established in countries where such facilities are required for our business. At January 31, 2003 these facilities provided for lines of credit from approximately $0.1 million to $39.4 million, and in total provided for guarantees, which are a necessary part of our business, of $45.9 million and a total borrowing capacity of approximately $138.9 million at January 31, 2003. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $40.5 million at January 31, 2003. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 2.0% to 17.8% at January 31, 2003. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms.

      Our two largest facilities are with Nedcor Bank Limited and General Electric Capital Corporation. Our facility with Nedcor Bank Limited totals 24.3 million British pounds sterling (equivalent to approximately $39.4 million as of January 31, 2003). This facility is primarily used for guarantees and standby letters of credit to secure banking facilities and performance undertakings of our subsidiary companies. The facility is available on an ongoing basis until further notice, subject to Nedcor Bank’s credit review procedures and may be terminated by the bank at any time. The facility is secured by cross guarantees and indemnities of selected subsidiary companies. UTi, United States, Inc., our U.S. operating company, has a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. The credit facility is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. This credit facility matures in August 2003 and contains financial and other covenants and restrictions applicable to our U.S. operations and a change of control provision applicable to changes at our U.S. holding company level. This agreement limits the right of the U.S. operating company to distribute funds to holding companies. We are currently evaluating our options with regard to a renewal or replacement of this facility with General Electric Capital Corporation. At January 31, 2003, we had approximately $52.5 million of available, unused borrowing capacity under our bank credit facilities.

      At January 31, 2003, we had the following contractual obligations (in thousands):

	Payments Due by Period

		Less Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

Bank and other long-term debt obligations	$42,778	$42,579	$141	$58	$—
Capital lease obligations(1)	15,047	2,918	2,926	9,203	—
Operating leases	114,121	27,162	44,478	29,979	12,502
Unconditional purchase obligations	241	241	—	—	—

Total	$172,187	$72,900	$47,545	$39,240	$12,502

(1)	Includes interest.

      We believe that with our current cash position, various bank credit facilities and operating cash flows, we have sufficient means to meet our working capital and liquidity requirements for the foreseeable future as our business is currently conducted.

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

      Our significant accounting polices are included in Note 1 to the consolidated financial statements included in this report; however, we believe that certain accounting policies are of more significance in our financial statement preparation process than others. These include our policies on revenue recognition, deferred income tax, goodwill, contingencies and currency translation.

Revenue Recognition

      Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes, custom duties and freight insurance premiums whereby we act as an agent. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers and third-party freight insurers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue, contract logistics revenue and other revenue are recognized when we bill the customer, which for customs brokerage revenue is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenue is when the service has been provided to third parties in the ordinary course of business. Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin.

Deferred Income Taxes

      Deferred income taxes are accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax assets and liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income taxes are calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income taxes are charged or credited to the income statement.

Goodwill

      Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is accounted for under the provisions of SFAS No. 142. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

Contingencies

      We are subject to a range of claims, lawsuits and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based upon professional knowledge and experience of management and its legal counsel. When estimates of our exposure from claims or pending or threatened litigation matters meet the recognition criteria of SFAS No. 5, Accounting for Contingencies, amounts are recorded as charges to earnings. The ultimate resolution of any exposure to us may change as further facts and circumstances become known.

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

      Assets and liabilities at the balance sheet date of the Company’s subsidiaries expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

Recent Accounting Pronouncements

      In June 2001, the FASB issued two new pronouncements: SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets(SFAS 142). SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations, and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, Intangible Assets, and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new two-phase method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. The first phase of the impairment testing, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. We completed the required screening test for potential impairment of goodwill recorded at February 1, 2002 and determined that there was no impairment of goodwill. Therefore, the second step of the impairment test was not applicable.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. We adopted the policy effective February 1, 2002 and its adoption did not have a material effect on our results of operations and financial position.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 became effective for all fiscal quarters of fiscal years beginning after December 15, 2001. We adopted SFAS 144 on February 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Numbers 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections. SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have determined that this statement will have no impact on our consolidated financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We have determined that the adoption of this statement will have no material impact on our consolidated financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and to amend the disclosure requirements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2003, while certain disclosure provisions are effective for financial statements for fiscal years ending after December 15, 2002. We have determined that this statement will have no material impact on our consolidated financial position or results of operations.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

      Our senior managers and directors are as follows:

Name	Age	Position

Roger I. MacFarlane	58	Chief Executive Officer and Director
Peter Thorrington	57	President, Chief Operating Officer and Director
Matthys J. Wessels	58	Chairman of the Board of Directors, Chief Executive Officer African Region and Director
Alan C. Draper	50	Executive Vice President and President-Asia Pacific Region and Director
Lawrence R. Samuels	46	Senior Vice President-Finance, Chief Financial Officer and Secretary
Gene Ochi	53	Senior Vice President-Marketing and Global Growth
Linda C. Bennett	52	Senior Vice President and Chief Information Officer
John S. Hextall	46	President-Europe, Middle East and North Africa Region
Brian R. J. Dangerfield	44	Executive Vice President Northeast Asia and the Indian Subcontinent
Gordon G. Abbey	50	Managing Director UTi Africa Region
David Cheng	58	Chairman of UTi Hong Kong & China
Carlos Escario Pascual	41	Managing Director, Grupo SLi
William T. Gates	55	Chief Executive Officer-Standard Corporation
Walter R. Mapham	55	Director Strategic Services
Glenn Mills	50	Vice President-Sales & Marketing, Asia Pacific
Michael K. O’Toole	58	Vice President-Predictable Performance
Graham Somerville	48	Managing Director Sun Couriers Division
William H. Davidson	51	Director
Leon J. Level	62	Director
Allan M. Rosenzweig	48	Director
J. Simon Stubbings	58	Director

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

      Alan C. Draper has served as our President-Asia Pacific Region since January 1996, an Executive Vice President since May 2000 and a director since our formation in 1995. From 1993 to 1996, Mr. Draper served as the Senior Vice President Finance of one of our predecessor corporations. From 1990 to 1994, Mr. Draper served as the President of Transtec Ocean Express Company, an international ocean freight forwarding company, which was also one of our predecessors. From 1987 to 1990, Mr. Draper served as the Managing Director of BAX Global (UK) and was responsible for its activities in Europe. From 1983 to 1987, Mr. Draper served in various executive capacities for WTC International N.V. From 1979 to 1983, Mr. Draper served in various executive capacities for Rand Freight (Proprietary) Limited. Mr. Draper, as a Rhodes Scholar, graduated with a Masters of Philosophy from Oxford University and an Alpha Beta pass. Mr. Draper received a Bachelor of Commerce degree from the University of Natal and is a qualified chartered accountant in South Africa.

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

      Linda C. Bennett has served as our Senior Vice President and Chief Information Officer since April 2000. From August 1995 to February 2000, Ms. Bennett served as the Director, Information Technology and later as the Vice President, Information Technology for Pinkerton’s, Inc., a security guard, consulting, investigation and security system integration company. Ms. Bennett received a Bachelor of Arts degree from Pepperdine University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

      John S. Hextall has served as our President-Europe, Middle East and North Africa Region since May 2001. From 2000 to 2001, Mr. Hextall served as the Managing Director Atlantic Region. From 1997 to 2000, Mr. Hextall served as the Managing Director of Union Air Transport Ltd, U.K., one of our subsidiaries. From 1993 to 1997, Mr. Hextall served as the Managing Director of Union-Transport N.V., Belgium, one of our subsidiaries. Mr. Hextall received both a Bachelor of Science and Bachelor of Science in Commerce degrees from the University of Aston.

      Brian R. J. Dangerfield has served as our Executive Vice President Northeast Asia and Indian Subcontinent since April 2000. From 1997 to 2000, Mr. Dangerfield served as the Executive Vice President-Northeast Asia and Managing Director-Hong Kong and China for Union-Transport Asia Pacific Ltd., one of our subsidiaries. Mr. Dangerfield received a Bachelor of Commerce degree from Auckland University. Mr. Dangerfield is an associate chartered accountant in New Zealand.

      Gordon G. Abbey has served as our Managing Director UTi Africa Region since 1994. Since 1982, Mr. Abbey has served in various executive capacities for several of our predecessors and subsidiaries.

      David Cheng has served as our Chairman of UTi Hong Kong and China since 2000 when we acquired Continental. Prior to joining us in 2000, Mr. Cheng was an owner of Continental from 1972, when he co-founded the company, to 2000.

      Carlos Escario Pascual has served as Managing Director, Grupo SLi since 1991 when he co-founded the company. Prior to 1991 through 1993, Mr. Escario served as the Managing Director of TACISA Group of Companies. Mr. Escario received a Bachelor of Arts degree in Business Administration from Universidad Complutense de Madrid and an M.B.A. from the Instituto de Estudios Superiores de la Empresa of Barcelona, a branch of the University of Navarra. Mr. Escario’s experience also includes serving as a Lieutenant in the Supply Corps for the Spanish Navy and being a licensed custom broker.

      William T. Gates has served as Chief Executive Officer of Standard Corporation since October 2000. From 1997 to September 2000, he served as Chief Operating Officer of Standard and from 1994 to 1997, he served as President of Standard. Prior to 1994, Mr. Gates served as Vice President (1991-1993) and General Manager (1988-1990) of Standard. Prior to joining Standard, Mr. Gates was General Manager of the Wal-Mart Distribution Center in Laurens, South Carolina. Mr. Gates received a Bachelor of Science degree from Cal Poly and a Masters Degree in Logistics Systems Management from the University of Southern California. Mr. Gates’ experience also includes serving in the U.S. Marine Corps as a Logistics Officer.

      Walter R. Mapham has served as our Director Strategic Services since May 2000 and served as Global Vice President of Information Technology from 1996 to May 2000. Mr. Mapham is the brother-in-law of Peter Thorrington, our President and Chief Operating Officer. Mr. Mapham received a MSc Biometry degree from Natal University and an M.B.A. from the University of Cape Town.

      Glenn Mills has served as our Vice President-Sales & Marketing, Asia Pacific since June of 2001. Prior to that, Mr. Mills was Managing Director of UTI Australia from 1994 to 2001. From 1988 to 1994, Mr. Mills was the Managing Director of Dean Management Services an Australian company specializing in international trade management services, and from 1984 to 1988, he controlled the international transportation activities for Coles Myer in Australia.

      Michael K. O’Toole has served as our Vice President-Predictable Performance since May of 2000. From 1998 until 2000, Mr. O’Toole served as Western Regional Vice President of Union-Transport Corporation, and from 1986 until 1992, as Vice President of Burlington Air Express. Mr. O’Toole received a Bachelor of Science degree in Economics from Portland State University.

      Graham Somerville has served as our Managing Director Sun Couriers Division since January 2000. From 1986 to 1999, Mr. Somerville served as the Company Chief Executive of Lifecare Company Holdings Limited, a healthcare provider in South Africa. Mr. Somerville received a Bachelor of Commerce degree and a Certificate in Theory of Accountancy from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

      William H. Davidson has served as a director since July 2001. Dr. Davidson served as a Professor of Management at the Marshall School of Business, University of Southern California from 1988 to 1997. Dr. Davidson was a partner at Deloitte & Touche LLP from 1996 to 1998 with leadership responsibilities in the telecom and media management consulting practice. Since 1998, Dr. Davidson has been the chair of MESA Research, a management consulting firm. Dr. Davidson earned an A.B. in economics, an M.B.A. and a doctorate in business administration, all from Harvard University.

      Leon J. Level has served as a director since February 2001 and he is a member of our audit and compensation committees. He currently serves as chairman of our audit committee. Mr. Level has been the Vice President, Chief Financial Officer and a director of Computer Sciences Corporation, a New York Stock Exchange listed company, since 1989. From 1981 to 1989, Mr. Level served as Vice President and Treasurer for Unisys Corporation (formerly Burroughs Corporation) and Mr. Level also served as Chairman of Unisys Finance Corporation. From 1971 to 1981, he served in a variety of financial positions with The Bendix Corporation, including Assistant Corporate Controller and Executive Director. Mr. Level is a Certified Public Accountant and began his career in 1963 at Deloitte & Touche LLP (formerly Haskins & Sells), rising to the level of Principal. He holds both B.B.A. and M.B.A. degrees from the University of Michigan.

      Allan M. Rosenzweig has served as a director since October 2000 and he is a member of our audit and compensation committees. From 1996 to August 2002, Mr. Rosenzweig was the Group Director — Corporate Finance of MIH Limited, previously a Nasdaq National Market System listed company until its acquisition by Naspers in 2003, and served as a director of MIH Limited from October 1997 to August 2002. Mr. Rosenzweig served as a director of OpenTV Corp., a Nasdaq National Market System and Amsterdam Stock Exchange listed company from 1999 to August 2002. Since August 2002, Mr. Rosenzweig has been a consultant. Mr. Rosenzweig also serves as a director of Brait S.A., a company listed on the London Stock Exchange, Luxembourg Stock Exchange and Johannesburg Stock Exchange. Before joining MIH Limited in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. From 1986 to 1996, Mr. Rosenzweig was the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. Mr. Rosenzweig received a B.A., L.L.B. and H. Dip. Tax Law from the University of the Witwatersand in Johannesburg.

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

Compensation

      The aggregate salary, bonus and other compensation paid by us and our subsidiaries to our directors and executive officers (“executive directors”) and senior managers as a group during the fiscal year ended January 31, 2003 was approximately $4.8 million. Of this amount, approximately $1.0 million was paid to our senior managers and executive directors in the form of bonus payments based on an assessment of individual objectives and results achieved. The aggregate amount set aside during the fiscal year by us and our subsidiaries to provide pension, retirement and similar benefits to our executive directors and senior managers as a group during the fiscal year ended January 31, 2003 was approximately $0.2 million.

      During fiscal 2003, options to purchase 460,000 of our ordinary shares were granted to our executive directors and senior managers. The exercise price for these options was $19.00 to $20.86 per share and the options expire in ten years or less from the date of grant.

Board Practices

      Our Articles of Association provide for a “classified” board composed of three classes of directors with staggered terms. One class of directors is elected at each annual meeting of shareholders (members) and, once elected, directors in the class serve a three-year term and until their respective successors are duly elected. Currently there are two Class “A” directors, Mr. Draper and Mr. Rosenzweig, whose terms expire at our 2004 annual meeting; three Class “B” directors, Mr. Thorrington, Mr. Stubbings and Mr. Level, whose terms expire at our 2005 annual meeting; and three Class “C” directors, Mr. MacFarlane, Mr. Wessels and Dr. Davidson, whose terms expire at our 2003 annual meeting.

      Our non-employee directors do not have service contracts with us providing for benefits upon the cessation of their service. Each non-employee director is entitled to receive an annual retainer of $30,000 plus meeting fees of $2,000 per each meeting attended in person and $1,000 per each substantive telephonic meeting attended for their service on our board. Our non-employee directors who are members of our Audit Committee or Compensation Committee are entitled to receive an annual retainer of $5,000 for each committee they are a member of for services as committee members. During fiscal 2003, options to purchase 12,000 of our ordinary shares were granted to our non-employee directors under our Non-Employee Directors Share Option Plan. The exercise price for these options was $19.70 per share and the options expire in ten years or less from the date of grant.

Audit Committee

      Our audit committee operates pursuant to a formal written audit committee charter, which was adopted by our board of directors. The members of the audit committee include Mr. Level, who chairs the committee and who is the Audit Committee financial expert, Mr. Rosenzweig and Mr. Stubbings. The audit committee is charged with overseeing the Company’s accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of, our independent auditors and makes recommendations to our board of directors with respect to these and related matters.

Compensation Committee

      Our compensation committee is responsible for making determinations regarding salaries, bonuses, option grants and other compensation for the company’s officers and key employees. The members of the compensation committee include Mr. Level, Mr. Rosenzweig and Mr. Stubbings, who chairs the committee.

Management Committee

      Our management committee has been authorized by the board of directors to act on the board’s behalf within certain limits set by the board, between meetings of the board of directors. The members of the management committee include Mr. Draper, Mr. MacFarlane, Mr. Thorrington and Mr. Wessels.

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

      In letter agreements, we offered certain of our senior managers six months salary as severance in the event we terminate their employment without cause. The agreements also provide the executives 12 months salary as severance in the event they are terminated without cause or resign for good reason at any time during the six-month period following a change of control. For the purpose of these agreements, good reason includes a reduction in the individual’s salary or a material reduction in their position, authority, duties or responsibilities. In exchange for the separation benefits provided in the agreements, the executive agrees to maintain our confidential information and not to solicit or recruit our employees or customers for a period of one year from the cessation of employment.

Employees

      At January 31, 2003, 2002 and 2001, we employed a total of 10,079, 6,948 and 6,735 persons, respectively. A breakdown of our employees by region for the last three fiscal years is as follows:

	As of January 31,

	2003	2002	2001

Europe	1,567	1,333	1,146
Americas	3,876	1,252	1,335
Asia Pacific	1,515	1,364	1,097
Africa	3,070	2,948	3,114
Corporate	51	51	43

Total	10,079	6,948	6,735

      The large increase in our number of employees between January 31, 2002 and January 31, 2003 was due to our acquisition of Standard, which was effective October 1, 2002 and which added approximately 2,600 employees to our Americas region.

      Approximately 1,020 of our employees are subject to collective bargaining arrangements in several countries, including South Africa and the Netherlands. We believe our employee relations to be generally good.

Share Ownership

2000 Stock Option Plan

      Our 2000 Stock Option Plan provides for the issuance of options to purchase ordinary shares to our directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,298,661 shares are reserved for issuance under the plan, subject to adjustments.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of an ordinary share on the grant date, and the exercise price in case of any non-statutory stock option shall not be less than 85% of the fair market value on the grant date. No person who owns more than 10% of the total combined voting power of our stock may receive incentive stock options unless the exercise price is at least 110% of the fair market value of a share on the grant date. The 2000 Stock Option Plan terminates on March 7, 2010. As of January 31, 2003, options to purchase 2,087,008 ordinary shares with option exercise prices ranging from $12.49 to $23.98 per share were outstanding. Options granted under this plan expire in ten years or less from the date of grant.

Non-Employee Directors Share Option Plan

      Our Non-Employee Directors Share Option Plan provides that we shall grant options to purchase our ordinary shares to each of our non-employee directors. Under this plan, Mr. Stubbings received an initial grant of options to purchase 3,000 shares, and Dr. Davidson, Mr. Level and Mr. Rosenzweig each received an initial grant of options to purchase 15,000 shares when they joined our board. As new non-employee directors are added to our board, they will each receive on the day they join the board an initial grant of options to purchase 15,000 ordinary shares. The plan also provides that each non-employee director is to receive options to purchase 3,000 ordinary shares on the date of each of our annual meetings, excluding the annual meeting in the year the director joined the board. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

      Options granted under the plan vest in three annual increments, beginning one year from the grant date. The option exercise price is equal to the fair market value of the underlying ordinary shares as of the grant date. As of January 31, 2003, options to purchase 66,000 ordinary shares with option exercise prices ranging from $15.92 to $19.70 per share had been granted under the plan. Options granted under the plan expire 10 years from the grant date unless terminated earlier as provided for in the plan.

2000 Employee Share Purchase Plan

      Our 2000 Employee Share Purchase Plan provides our employees (including employees of selected subsidiaries where permitted under local law) with an opportunity to purchase our ordinary shares through accumulated payroll deductions. A total of 400,000 shares were initially reserved for issuance under this plan, subject to adjustments as provided for in the plan.

      Employees in selected subsidiaries who have worked for us for a year or more are eligible to participate in the plan. Eligible employees become plan participants by completing subscription agreements authorizing payroll deductions which are used to purchase shares. The plan is administered in quarterly offering periods. The purchase price for shares purchased under this plan shall be the lower of 85% of the fair market value of our ordinary shares on either the first day or the last day of each quarterly offering period. As of January 31, 2003, 355,062 ordinary shares remained available to be purchased under the plan.

Share Incentive Trusts

      As of January 31, 2003, a total of 412,039 of our issued and outstanding ordinary shares were held in two Guernsey Island trusts created to facilitate share ownership by our executives, employees and directors. One trust was established in 1997 pursuant to our Union-Transport Share Incentive Plan for the benefit of plan participants which include officers, employees and non-executive directors of the company and its subsidiaries. Under this share incentive plan, plan participants were given the right to purchase from the trust ordinary shares at $9.69 per share, but the purchase price of the shares is not payable immediately. As of January 31, 2003, one director had the right to purchase 6,554 ordinary shares, which vest over time, at a purchase price of $9.69 under the share incentive plan. Shares are registered in the name of the participants and are pledged in favor of the trust as security for payment of the obligation to purchase the shares. The other trust was established in 1994 pursuant to our Executive Share Plan for the benefit of our directors and officers. Under the Executive Share Plan, participants are granted options to purchase shares, which options expire if not exercised by the seventh anniversary of the date of grant. Options granted under the executive share plan have exercise prices between $1.99 and $3.87 per share. Subject to applicable requirements, participants in both plans currently have rights which vest over time to acquire a total of 163,744 shares from these two trusts.

      Detailed descriptions of the 2000 Stock Option Plan, Non-Employee Directors Share Option Plan, 2000 Employee Share Purchase Plan and the two share incentive trusts are contained in Note 7 to our consolidated financial statements.

      Information regarding the share ownership of our directors and senior managers is contained in “Item 7. Major Shareholders and Related Party Transactions,” following.

      As of January 31, 2003, our directors and senior managers held the following options to purchase our ordinary shares pursuant to our 2000 Stock Option Plan, Non-Employee Directors Stock Option Plan and Executive Share Plan:

	Number
	of
Exercise Price	Shares	Expiration Date

$ 3.87	15,501	November 2003
3.87	7,751	January 2004
12.49	20,000	October 2011
12.97	278,511	April 2010
14.27	393,188	April 2010
15.92	6,000	June 2011
15.92	15,000	July 2011
16.40	131,062	September 2010
16.40	18,000	October 2010
17.25	15,000	January 2011
18.13	3,350	December 2010
19.00	420,000	June 2012
19.70	12,000	July 2012
20.86	40,000	November 2012

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of April 16, 2003 by each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our outstanding ordinary shares, each of our directors, each of our senior managers, and all of our directors and senior managers as a group.

	Ownership(1)

Identity of Person or Company	Number	Percent

United Service Technologies Limited(2)	9,269,345	30.3
Union-Transport Holdings Inc.(3)	1,813,225	5.9
PTR Holdings Inc.(4)	3,304,501	10.8
T. Rowe Price Associates, Inc.(5)	2,978,800	9.8
Matthys J. Wessels(6)	2,239,254	7.3
Roger I. MacFarlane(7)	830,360	2.7
Peter Thorrington(8)	830,360	2.7
Alan C. Draper(9)	776,596	2.5
Lawrence R. Samuels	*	*
Gene Ochi	*	*
Linda C. Bennett	*	*
John S. Hextall	*	*
Brian R. J. Dangerfield	*	*
Gordon G. Abbey	*	*
David Cheng	*	*
William Gates	*	*
Walter R. Mapham	*	*

Ownership(1)

Identity of Person or Company	Number	Percent

Glenn Mills	*	*
Michael K. O’Toole	*	*
Graham Somerville	*	*
William H. Davidson	*	*
Leon J. Level	*	*
Allan M. Rosenzweig	*	*
J. Simon Stubbings	*	*
Directors and senior managers as a group (20 persons)(10)	5,185,481	17.0

*	Indicates less than one percent.

(1)	More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. In certain cases, voting and investment power may be shared by spouses under applicable law.

(2)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, United Service Technologies Limited, a British Virgin Islands company, is the registered holder of the shares indicated in the above table. PTR Holdings Inc., a British Virgin Islands company (which we refer to as PTR Holdings), owns approximately 39% of United Service Technologies Limited, but disclaims beneficial ownership of any of our ordinary shares held by United Service Technologies Limited. Mr. Wessels is the Chairman of the Board of United Service Technologies Limited, but disclaims beneficial ownership of any of our ordinary shares held by United Service Technologies Limited.

(3)	Union-Transport Holdings Inc., a British Virgin Islands company (which we refer to as UT Holdings), is the registered holder of the shares indicated in the above table. PTR Holdings is the owner of 56% of the securities of UT Holdings and each of Messrs. MacFarlane and Thorrington is the owner of 11% of the securities of UT Holdings. Two irrevocable trusts formed under the laws of California, one established for the descendents of each of Messrs. MacFarlane and Thorrington, are each the owners of 11% of the outstanding securities of UT Holdings. The independent trustees of such trusts have the power to make decisions with regard to their UT Holdings securities. Pursuant to separate voting agreements between UT Holdings and its shareholders, UT Holdings agreed to vote the UTi ordinary shares held by it as directed by its shareholders in proportion to their interests in UT Holdings as follows:

Shareholder	Number of Shares

PTR Holdings	1,015,405
Mr. MacFarlane	199,455
Mr. Thorrington	199,455
Trust for MacFarlane descendants	199,455
Trust for Thorrington descendants	199,455

Mr. MacFarlane and Mr. Thorrington disclaim beneficial ownership of the UTi ordinary shares held by UT Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by them.

(4)	Listed in the above table are the 1,491,276 ordinary shares registered in the name of PTR Holdings and the 1,813,225 ordinary shares registered in the name of UT Holdings. PTR Holdings is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington and by the Anubis Trust, a Guernsey Islands trust. Under a 2000 voting arrangement, the trust has the power to vote a majority of the outstanding shares of PTR Holdings although it disclaims beneficial ownership of the shares held by PTR Holdings. Pursuant to separate voting agreements between PTR Holdings and its shareholders, PTR Holdings agreed to vote the UTi ordinary shares held directly by PTR Holdings and the UTi ordinary shares held by UT Holdings which PTR Holdings may vote, as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust under its agreement with PTR Holdings were assigned to Mr. Wessels. Accordingly, the indirect shareholders of PTR Holdings have the voting power (but not investment or dispositive power) over the following UTi ordinary shares:

Shareholder	Number of Shares

Mr. MacFarlane	542,182
Mr. Thorrington	542,182
Mr. Wessels	1,422,317

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

(5)	Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 4, 2003, by T. Rowe Price Associates, Inc. (Price Associates). These securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6)	Includes the UTi ordinary shares registered in the name of a holding company indirectly controlled by Mr. Wessels. Also includes the UTi ordinary shares which Mr. Wessels has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 88,723 shares subject to options exercisable within 60 days of April 16, 2003.

(7)	Includes the UTi ordinary shares which Mr. MacFarlane has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 88,723 shares subject to options exercisable within 60 days of April 16, 2003. Excludes 199,455 shares which may be voted by the irrevocable trust established for Mr. MacFarlane’s descendants as Mr. MacFarlane disclaims beneficial ownership of such shares.

(8)	Includes the UTi ordinary shares which Mr. Thorrington has the power to vote pursuant to the voting agreements described in footnotes (3) and (4) above and 88,723 shares subject to options exercisable within 60 days of April 16, 2003. Excludes 199,455 shares which may be voted by the irrevocable trust established for Mr. Thorrington’s descendants as Mr. Thorrington disclaims beneficial ownership of such shares.

(9)	Includes 154,254 shares subject to options exercisable within 60 days of April 16, 2003.

(10)	Includes 739,787 shares subject to options exercisable within 60 days of April 16, 2003. In addition, this number also includes the UTi ordinary shares over which Messrs. Wessels, MacFarlane and Thorrington have voting power by virtue of the voting agreements described in footnotes (3) and (4) above.

      All of our ordinary shares have identical voting rights. To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years resulted from the following: (1) the issuances by us of our ordinary shares in connection with our initial U.S. public offering in November 2000 and our public offering in December 2002; (2) the sale by PTR Holdings of 1,150,000 of our ordinary shares in our public offering in December 2002; (3) the acquisition by Price Associates of 2,608,900 of our ordinary shares in 2002; and, (4) the voting agreements described in the footnotes above.

      As of January 31, 2003, we believe that approximately 49% of our ordinary shares were held by persons resident in the United States. There were 73 record holders of our ordinary shares resident in the United States out of a total of approximately 302 record holders of our ordinary shares (including both domestic and foreign record holders). If in the future we no longer qualify as a foreign private issuer, then we will become subject to the disclosure and reporting obligations promulgated by the Securities and Exchange Commission applicable to publicly-held domestic companies.

Related Party Transactions

      Pursuant to a registration rights agreement, PTR Holdings and UT Holdings, the holders of approximately 3.3 million of our ordinary shares as of April 16, 2003 are entitled to rights with respect to the registration of such shares under the Securities Act of 1933. Under these registration rights, in the event we elect to register any of our ordinary shares for specified purposes, the holders of the shares are entitled to include their ordinary shares in the registration. Such holders are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act of 1933 with respect to their ordinary shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a demand registration within 60 days prior to, and 180 days subsequent to, an offering of our securities. All expenses in connection with any registration, other than the underwriting discount and commission, will be paid by us. Pursuant to this agreement, PTR Holdings sold 1,150,000 ordinary shares in the public offering that closed in December 2002.

      One of our Hong Kong operating subsidiaries is party to a service agreement pursuant to which a company owned by David Cheng, currently the Chairman of UTi Hong Kong & China and previously the owner of Continental, and members of his family, provides management consulting and sales solicitation services. During the 2003, 2002 and 2001 fiscal years, our Hong Kong subsidiary paid the company approximately $212,000, $186,000 and $77,000, respectively, under this service agreement.

      One of our Spanish subsidiaries is party to a service agreement, effective January 25, 2002, pursuant to which our subsidiary provides commercial and administrative services to a company owned by Mr. Escario, Managing Director of Grupo SLi and his three brothers, one of whom is our current employee, all of whom were previous owners of SLi. During the year ended January 31, 2003, approximately $802,000 was billed by our Spanish subsidiary for fees pursuant to this agreement. As of January 31, 2003, the total net amount due from Mr. Escario, his immediate family members and companies owned by them was $1,436,000.

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

      Due to the nature of our business, primarily international freight forwarding, substantially all of our airfreight and ocean freight net revenues are considered as export sales, representing approximately 55% of our net revenues.

Legal or Arbitration Proceedings

      From time to time, we are a defendant or plaintiff in various legal proceedings, including litigation arising in the ordinary course of our business. To date, none of these types of litigation has had a material effect on us and, as of the date of this annual report, we are not a party to any material litigation except as described below.

      We are involved in litigation in Italy and England with the former ultimate owner of Per Transport SpA and related entities in connection with our April 1998 acquisition of Per Transport SpA and our subsequent termination of the employment of the former ultimate owner as a consultant. The suits seek monetary damages, including compensation for termination of the owner’s consulting agreement. We have brought counter-claims for monetary damages in relation to warranty claims under the purchase agreement. We have been advised that proceedings to recover amounts owing by the former ultimate owner and other entities owned by him, to third parties may be instituted against us. It is alleged that Per Transport SpA guaranteed certain obligations of these other entities owned by the former ultimate owner. We believe that these guarantees are the responsibility of the former ultimate owner. These guarantees were made prior to our acquisition, were not disclosed to us during our acquisition negotiations nor were they disclosed in the audited statutory financial statements of Per Transport SpA. Civil and criminal proceedings have also been instituted against the former ultimate owner in relation to these guarantees. The total of all such actual and potential claims is approximately $14 million, based on exchange rates as of January 31, 2003. We believe that we have adequate defenses in relation to these claims if these proceedings are brought against us.

      We are one of seven defendants named in a lawsuit filed on July 30, 2001 in the United States Bankruptcy Court for the Southern District of New York. The plaintiff, the committee of unsecured creditors of FMI Forwarding (formerly known as Intermaritime Forwarding), alleges under a theory of fraudulent conveyance that we paid inadequate consideration for certain assets of Intermaritime Forwarding and also alleges that we are liable for debts of FMI Forwarding on a successor liability theory. The plaintiff seeks recovery in an amount up to $4.6 million. We believe that we will ultimately prevail in this matter.

      A former customer, De La Rue International, filed a complaint against us in the Superior Court of Gwinnett County, Georgia on April 21, 2003 alleging that we were negligent, that we breached our contractual obligations and that we fraudulently concealed the fact that three shipments in August and September 1999 were not properly and timely reported to U.S. Customs for clearance. The plaintiff is asking for damages in excess of $2.0 million.

      We are one of approximately 83 defendants named in two class action lawsuits which were originally filed on September 19, 1995 and subsequently consolidated in the District Court of Brazaria County, Texas (23rd Judicial District) where it is alleged that various defendants sold chemicals that were utilized in the 1991 Gulf War by the Iraqi army which caused personal injuries to U.S. armed services personnel and their families, including birth defects. The lawsuits were brought on behalf of the military personnel who served in the 1991 Gulf War and their families and the plaintiffs are seeking in excess of $1.0 billion in damages. To date, the plaintiffs have not obtained class certification. We believe we are a defendant in the suit because an entity that sold us assets in 1993 is a defendant. We believe we will prevail in this matter because the alleged actions giving rise to the claims occurred prior to our purchase of the assets. We further believe that we will ultimately prevail in this matter since we never manufactured chemicals and the plaintiffs have been unable to thus far produce evidence that we acted as a freight forwarder for cargo that included chemicals used by the Iraqi army.

Dividend Policy

      In April 2003, an annual regular cash dividend was declared by the board of directors in the amount of $0.095 per ordinary share payable on May 20, 2003 to shareholders of record as of April 30, 2003. During fiscal 2003, we also paid an annual regular cash dividend of $0.075 per ordinary share. Historically, our board of directors has considered the declaration of dividends on an annual basis. Any future determination to pay cash dividends to our shareholders will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, restrictions contained in our agreements, legal requirements and other factors which our board of directors deems relevant. We intend to reinvest a substantial portion of our earnings in the development of our business and no assurance can be given that dividends will be paid to our shareholders in the future.

Significant Changes

      As of the date of this report, there have been no significant changes in our operating results, our financial position or our cash flows since January 31, 2003.

Item 9.     The Offer and Listing

Price Range of our Ordinary Shares

      Our ordinary shares began trading in November 2000 on the Nasdaq National Market System. The high and low market prices for our ordinary shares are as follows:

	High	Low

Year Ending January 31, 2004:
April 1-25, 2003	$31.34	$26.19
March 2003	29.57	24.55
February 2003	25.08	23.11
Year Ended January 31, 2003:
January 2003	27.14	22.00
December 2002	26.45	21.72
November 2002	23.70	19.55
3rd Quarter	23.89	15.70
2nd Quarter	21.70	16.06
1st Quarter	20.60	16.31
Year Ended January 31, 2002:
4th Quarter	19.57	12.68
3rd Quarter	18.20	11.16
2nd Quarter	20.00	14.85
1st Quarter	17.50	14.81
Year Ended January 31, 2001:
4th Quarter	20.13	14.75

      Prior to our listing on the Nasdaq National Market System in the United States, our ordinary shares were traded on the Luxembourg Stock Exchange beginning in 1997. We delisted our shares from the Luxembourg Stock Exchange effective October 27, 2000. Prices for our ordinary shares were quoted on the Luxembourg Stock Exchange in United States dollars. The following table sets forth the high and low sales prices of our ordinary shares on the Luxembourg Stock Exchange for the periods indicated:

	High	Low

Year Ended January 31, 2001:
February 1, 2000 through October 27, 2000	$27.85	$12.21
Year Ended January 31, 2000	16.79	10.68
Year Ended January 31, 1999	21.94	13.89

Markets

      Our ordinary shares are listed on the Nasdaq National Market System under the symbol, UTIW.

Item 10.     Additional Information

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

Ordinary Shares

      Our Memorandum and Articles of Association authorize the issuance of up to 500,000,000 ordinary shares of no par value. The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•	the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

•	upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preference shares; and

•	the holders of ordinary shares have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Preference Shares

      Our Memorandum and Articles of Association authorize the issuance of up to 100,000,000 preference shares of no par value of which 50,000,000 have been designated as Class A Preference Shares and 50,000,000 have been designated as Class B Preference Shares. None of our preference shares are outstanding. Our Memorandum and Articles of Association authorize our board of directors to determine the rights and preferences of our Class A and Class B Preference Shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Our board of directors may also amend our Memorandum of Association to create from time to time one or more classes of preference shares.

      Among other rights, the board of directors may determine, without further vote or action by our shareholders:

•	the number of shares and series constituting that class and the distinctive designation of that class;

•	the dividend rate on the shares of the class, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the class;

•	whether the class will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

•	whether the class will have conversion privileges and, if so, the terms and conditions of conversion;

•	whether or not the shares of the class will be redeemable, and, if so, the dates, terms and conditions of redemption;

•	whether the class will have a sinking fund for the redemption or purchase of shares of that class, and, if so, the terms and amount of the sinking fund;

•	the right of the shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness by us or any subsidiary, upon the issue of any additional stock (including additional shares of such class or any other class)and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary, of any outstanding stock by us; and

•	the rights of the shares of the class in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the class.

      Unless otherwise provided by our board of directors, the Class A and Class B Preference Shares will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any preference shares, any future issuance of preference shares, or the issuance of rights to purchase preference shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preference shares also could decrease the amount of earnings and assets available for distribution to the holders of ordinary shares or could adversely affect the rights and powers, including voting rights, of the holders of ordinary shares.

Anti-Takeover Matters

      Our Memorandum and Articles of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than fifty percent of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval by 66 2/3% of the shareholder votes to amend specified provisions of our Memorandum and Articles of Association.

      Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our Board of Directors to issue additional preference shares. Our Board of Directors is classified into three classes.

      No Shareholder Action by Written Consent; Calling Special Meetings of Shareholders. Our Memorandum and Articles of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Memorandum and Articles of Association. Our Memorandum and Articles of Association provide that special meetings of shareholders may only be called by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than fifty percent of our outstanding ordinary shares. These provisions could have the effect of delaying consideration of a shareholder proposal until the requirements for calling a shareholder meeting can be met.

The provisions would also prevent the holders of a majority of the voting power of our ordinary shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

      Advance Notice Requirements. Our Memorandum and Articles of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of business at a meeting if the proper notice procedures are not followed.

      Amendment of Memorandum and Articles of Association. Our Memorandum and Articles of Association require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal specified provisions of our Memorandum and Articles of Association, including those described in this section, or to approve any merger by us that would have the effect of making changes in our Memorandum and Articles of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult the dilution of the anti-takeover provisions of our Memorandum and Articles of Association.

      Removal of Directors. Our Memorandum and Articles of Association permit shareholders to remove directors for cause by the affirmative vote of the holders of a majority of the voting power of our shares. Removal of a director without cause requires the affirmative vote of 66 2/3% of the voting power of our shares. These provisions may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.

      Rights and Preferences of Preference Shares. Our Memorandum and Articles of Association authorize the issuance of Class A and Class B Preference Shares, none of which are outstanding. Our board of directors may determine the rights and preferences of the Class A and Class B Preference Shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Our board of directors also may amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares. The existence of authorized but unissued preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preference shares to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grant our board of directors broad power to establish the rights and preferences of authorized and unissued preference shares. The issuance of preference shares pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

      Classified Board of Directors. Our Memorandum and Articles of Association establish a classified board of directors. Our board of directors is divided into three classes of approximately equal size with terms expiring in 2003 (Class C), 2004 (Class A) and 2005 (Class B). Thereafter, subject to the rights of holders of any series of preference shares to elect directors, shareholders will elect one class constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of our board of directors. The classification of directors will effectively make it more difficult to change the composition of our board of directors.

Material Contracts

      On October 11, 2002, we entered into a stock purchase agreement to acquire all of the issued and outstanding capital stock of Standard Corporation, a company incorporated in South Carolina. A description of this agreement and other acquisition agreements entered into in the last two fiscal years is contained under “Item 5. Operating and Financial Review and Prospects — Overview.”

      For a description of our credit facilities, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

      In December 2002, we entered into an underwriting agreement providing for the sale by us of 4,600,000 ordinary shares and by PTR Holdings of 1,150,000 of our ordinary shares (including shares covered by the over-allotment option). Pursuant to the underwriting agreement, we agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

      For a description of our registration rights agreement with PTR Holdings and UT Holdings, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

      For purposes of the discussion below, you are a U.S. holder if you are a beneficial owner of our ordinary shares who or which is:

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

      If you are not a U.S. holder, you are a Non-U.S. holder and the discussion below titled “Tax Consequences to Non-U.S. Holders” will apply to you.

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

Documents on Display

      We have filed with the United States Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our ordinary shares. Whenever a reference is made in this annual report on Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to this annual report on Form 20-F or to one of our previous SEC filings.

      You may read and copy all or any portion of the annual report or other information in our files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, NY 10279 and at 175 West Jackson Boulevard, Suite 905, Chicago, Illinois 60604. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a web site which provides on-line access to reports and other information regarding the registrants that file electronically with the Commission at the address (http://www.sec.gov).

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Quantitative Information about Market Risk

     Foreign Currency Exchange Rate Sensitivity

      Our use of derivative financial instruments is limited to forward foreign exchange contracts. At January 31, 2003, the notional value of all of our open forward foreign exchange contracts was $6.1 million related to 97 transactions denominated in various currencies, but predominantly in United States dollars, euros and pounds sterling. These contracts are entered into at the time the foreign currency exposure is incurred and do not exceed 60 days.

      The following tables provide comparable information about our non-functional currency components of balance sheet items by currency, and present such information in United States dollar equivalents at January 31, 2003 and 2002. These tables summarize information on transactions that are sensitive to foreign currency exchange rates, including non-functional currency denominated receivables and payables. The net amount that is exposed in foreign currency is then subjected to a 10% change in the value of the functional currency versus the non-functional currency.

      Non-functional currency exposure in United States dollar equivalents is as follows (in thousands):

				Foreign Exchange
				Gain/(Loss)
				if Functional Currency
			Net
			Exposure	Appreciates	Depreciates
Non-Functional Currency	Assets	Liabilities	Long/(Short)	by 10%	by 10%

At January 31, 2003:
United States dollars	$8,830	$3,889	$4,941	$494	$(494)
Euro	631	217	414	41	(41)
Japanese yen	105	251	(146)	(15)	15
Other	1,179	1,220	(41)	(4)	4

Total	$10,745	$5,577	$5,168	$516	$(516)

At January 31, 2002:
United States dollars	$3,930	$1,996	$1,934	$193	$(193)
Euro	1,242	252	990	99	(99)
Japanese yen	—	47	(47)	(5)	5
Other	308	366	(58)	(6)	6

Total	$5,480	$2,661	$2,819	$281	$(281)

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

      The fair value of our long-term bank loans approximates the carrying value at January 31, 2003 and January 31, 2002. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and was not considered material at either year-end.

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

      Our transfer agent for our ordinary shares is Computershare Trust Company, Inc., located at 350 Indiana Street, Suite 800 in Golden, Colorado 80401.

Use of Proceeds

      The following use of proceeds information relates to our registration statement on Form F-3 (No. 333-101309) for a secondary U.S. public offering of 4,600,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on December 12, 2002. We received net proceeds of approximately $100.0 million from our secondary public offering, including the proceeds from the over-allotment option exercised by our underwriters.

      We used approximately $12.6 million of the net proceeds to repay the debt incurred with the acquisition of Standard and used approximately $21.5 million of the net proceeds to reduce existing debt under various credit facilities. The remaining net proceeds are available for use by us for general corporate and working capital purposes, including potential acquisitions and earn-out payments related to acquisitions and investment in information technology.

Item 15.	Controls and Procedures

      Within the 90 days prior to the date of this report, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 15d-14(c). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in enabling the Company to record, process, summarize and report information required to be included in the Company’s periodic SEC filings within the required time period.

      There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation and no corrective actions with regard to significant deficiencies and material weaknesses were undertaken.

PART III

Item 17.	Financial Statements

      Not applicable as our consolidated financial statements have been prepared in accordance with Item 18.

Item 18.	Financial Statements

      Our consolidated financial statements are attached to this report and begin on page F-1.

Item 19.	Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company**
1.2	Articles of Association of the Company, as amended##
4.1	Form of Employment Agreement between Mr. Wessels and the Company*
4.2	Form of Employment Agreement between Mr. MacFarlane and the Company*
4.3	Form of Employment Agreement between Mr. Thorrington and the Company*
4.4	Form of Employment Agreement between Mr. Draper and the Company*
4.5	Amended and Restated Registration Rights Agreement between PTR Holdings, Inc., Union-Transport Holdings Inc. and the Company#####
4.6	Credit Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Logistics Inc., Union-Transport Brokerage Corp., Vanguard Cargo Systems, Inc., UT Services, Inc., General Electric Capital Corporation and Lenders dated August 15, 2000*
4.7	2000 Stock Option Plan, as amended#
4.8	Non-Employee Directors Stock Option Plan*
4.9	Continuing Guaranty between Registrant and General Electric Capital Corporation dated August 15, 2000*
4.10	Security Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.11	Pledge Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.12	Strategic Alliance Agreement between the Registrant and i2 Technologies (Netherlands) BV dated December 15, 1999+*
4.13	Software License Agreement between the Registrant and i2 Technologies (Netherlands) BV dated December 15, 1999+*
4.14	Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant dated August 25, 2000+*
4.15	Asset Purchase Agreement between Continental Container Line, Inc., Continental Cargo Logistics Inc. (New York corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen dated August 25, 2000+*
4.16	Form of Severance Agreement between the Company and its executive officers*

Exhibit	Description

4.17	Amendment to Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant, dated October 3, 2000**
4.18	2000 Employee Share Purchase Plan, as amended***
4.19	Union-Transport Inc. Share Incentive Plan, as amended#
4.20	Union-Transport Executive Share Plan, as amended#
4.21	Stock Purchase Agreement among Samuel Clarke, Jr., Claude M. Walker, Jr., James H. Walker, Standard Corporation and Union Transport (U.S.) Holdings, Inc., dated as of October 11, 2002###+
4.22	Form of Underwriting Agreement#####
4.23	Credit Agreement between the Company and Nedcor Bank Limited, dated August 1, 2002####
8.1	Subsidiaries of the Company
10.1	Independent Auditors’ Consent
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.++
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.++

*	Filed as part of the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

**	Filed as part of Amendment No. 1 to the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as part of the Company’s Registration Statement on Form S-8 (No. 333-58832) on April 12, 2001.

****	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 4, 2001.

#	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 8, 2002.

##	Submitted as Exhibit 99.2 to the Company’s Report on Form 6-K on June 6, 2002.

###	Filed as part of the Company’s Registration Statement on Form F-3 (No. 333-101309) on November 19, 2002.

####	Submitted as Exhibit 99.2 to the Company’s Report on Form 6-K on December 5, 2002.

#####	Filed as part of the Company’s Registration Statement, Amendment No. 2, on Form F-3 (No. 333-101309) on December 10, 2002.

+	Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.

++	Pursuant to Commission Release No. 33-8212, this certification will be treated as “accompanying” this annual report on Form 20-F and not “filed” as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTi WORLDWIDE INC.

By:	/s/ ROGER I. MACFARLANE

______________________________________ Roger I. MacFarlane
Chief Executive Officer

Date: May 2, 2003

CERTIFICATION

      I, Roger I. MacFarlane, certify that:

1. I have reviewed this annual report on Form 20-F of UTi Worldwide Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ROGER I. MACFARLANE
_______________________________________ Roger I. MacFarlane
Chief Executive Officer

Date: May 2, 2003

CERTIFICATION

      I, Lawrence R. Samuels, certify that:

1. I have reviewed this annual report on Form 20-F of UTi Worldwide Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ LAWRENCE R. SAMUELS
_______________________________________ Lawrence R. Samuels
Chief Financial Officer

Date: May 2, 2003

UTi WORLDWIDE INC.

INDEPENDENT AUDITORS’ REPORT

      To the Board of Directors and Shareholders of UTi Worldwide Inc.

      We have audited the accompanying consolidated balance sheets of UTi Worldwide Inc. and its subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2003. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UTi Worldwide Inc. and its subsidiaries as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As described in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective February 1, 2002.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

April 2, 2003 (April 30, 2003 as to Note 14)

UTi WORLDWIDE INC.

CONSOLIDATED INCOME STATEMENTS
For the years ended January 31, 2003, 2002 and 2001

	Year Ended January 31,

	2003	2002	2001

	(In thousands, except share and per share
	amounts)
Gross revenue	$1,170,060	$889,786	$863,259
Freight consolidation costs	765,270	585,227	561,413

Net revenue	404,790	304,559	301,846
Staff costs	204,971	156,005	154,426
Depreciation	11,174	9,411	9,060
Amortization of goodwill and other intangible assets	198	5,339	4,306
Other operating expenses	142,942	104,134	109,846

Operating income	45,505	29,670	24,208
Interest expense, net	(486)	(1,210)	(2,221)
Gains/(losses) on foreign exchange	(1,725)	17	3,636

Pretax income	43,294	28,477	25,623
Income tax expense	(12,492)	(7,970)	(6,208)

Income before minority interests	30,802	20,507	19,415
Minority interests	(1,508)	(1,349)	(962)

Net income	$29,294	$19,158	$18,453

Basic earnings per ordinary share	$1.13	$0.76	$0.95
Diluted earnings per ordinary share	1.11	0.75	0.88
Number of weighted average shares used for per share calculations:
Basic shares	25,932,164	25,233,394	19,345,036
Diluted shares	26,504,401	25,501,864	21,053,432

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS
As of January 31, 2003 and 2002

	January 31,

	2003	2002

	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents, including restricted cash of $4,000 as of January 31, 2003.	$168,125	$87,594
Trade receivables, net of allowance for doubtful accounts of $11,943 and $9,638 as of January 31, 2003 and 2002, respectively	247,893	180,866
Deferred income tax assets	1,592	1,890
Other current assets	30,492	21,628

Total current assets	448,102	291,978
Property, plant and equipment, net	44,566	31,185
Goodwill	116,644	76,611
Other intangible assets, net	8,997	—
Investments	847	215
Deferred income tax assets	1,227	1,431
Other non-current assets	6,692	3,191

Total assets	$627,075	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Bank lines of credit	$33,458	$21,062
Short-term borrowings	9,121	11,518
Current portion of capital lease obligations	2,539	1,780
Trade payables and other accrued liabilities	236,548	173,113
Income taxes payable	8,083	4,743
Deferred income tax liabilities	489	842

Total current liabilities	290,238	213,058
Long-term bank borrowings	199	1,192
Capital lease obligations	7,111	5,726
Deferred income tax liabilities	1,643	1,566
Retirement fund obligations	1,016	693
Minority interests	2,699	2,522
Commitments and contingencies
Shareholders’ equity:
Non-voting variable rate participating cumulative convertible preference shares of no par value:
Class A — authorized 50,000,000; none issued	—	—
Class B — authorized 50,000,000; none issued	—	—
Common stock — authorized 500,000,000 ordinary shares of no par value; issued and outstanding 30,551,124 and 25,702,401 shares as of January 31, 2003 and 2002, respectively	311,161	207,143
Retained earnings	63,973	36,608
Accumulated other comprehensive loss	(50,965)	(63,897)

Total shareholders’ equity	324,169	179,854

Total liabilities and shareholders’ equity	$627,075	$404,611

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended January 31, 2003, 2002 and 2001

						Accumulated
	Preference Shares		Common Stock			Other
					Retained	Comprehensive
	Shares	Amount	Shares	Amount	Earnings	Loss	Total

	(In thousands, except share data)
Balance at January 31, 2000	4,788,281	$36,535	15,259,099	$90,952	$3,311	$(23,396)	$107,402
Comprehensive income:
Net income	—	—	—	—	18,453	—	18,453
Foreign currency translation adjustment	—	—	—	—	—	(15,118)	(15,118)

Total comprehensive income							3,335

Conversion of preference shares into ordinary shares	(4,788,281)	(36,535)	4,788,281	36,535	—	—	—
Shares issued	—	—	5,638,570	75,295	—	—	75,295
Stock compensation costs	—	—	—	3,844	—	—	3,844
Dividends	—	—	—	—	(2,388)	—	(2,388)

Balance at January 31, 2001	—	—	25,685,950	206,626	19,376	(38,514)	187,488
Comprehensive loss:
Net income	—	—	—	—	19,158	—	19,158
Foreign currency translation adjustment	—	—	—	—	—	(25,383)	(25,383)

Total comprehensive loss							(6,225)

Shares issued	—	—	5,310	72	—	—	72
Stock options exercised	—	—	11,141	145	—	—	145
Stock compensation costs	—	—	—	300	—	—	300
Dividends	—	—	—	—	(1,926)	—	(1,926)

Balance at January 31, 2002	—	—	25,702,401	207,143	36,608	(63,897)	179,854
Comprehensive income:
Net income	—	—	—	—	29,294	—	29,294
Foreign currency translation adjustment	—	—	—	—	—	12,932	12,932

Total comprehensive income							42,226

Shares issued	—	—	4,799,416	103,175	—	—	103,175
Stock options exercised	—	—	49,307	661	—	—	661
Stock compensation costs	—	—	—	182	—	—	182
Dividends	—	—	—	—	(1,929)	—	(1,929)

Balance at January 31, 2003	—	$—	30,551,124	$311,161	$63,973	$(50,965)	$324,169

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended January 31, 2003, 2002 and 2001

	Year Ended January 31,

	2003	2002	2001

	(In thousands)
OPERATING ACTIVITIES:
Net income	$29,294	$19,158	$18,453
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	182	300	3,844
Depreciation and amortization	11,174	9,411	9,060
Amortization of goodwill and other intangible assets	198	5,339	4,306
Deferred income taxes	423	161	110
Loss/(gain) on disposal of property, plant and equipment	110	(187)	(236)
Loss on disposal of investments	—	—	362
Other	1,329	1,326	328
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables	(18,367)	24,055	(56,574)
(Increase)/decrease in other current assets	(5,197)	(782)	(5,095)
Increase/(decrease) in trade payables	23,029	(20,564)	48,479
Increase/(decrease) in other accrued liabilities	7,427	4,869	9,617

Net cash provided by operating activities	49,602	43,086	32,654
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(13,572)	(8,711)	(10,121)
Proceeds from disposal of property, plant and equipment	430	912	887
Proceeds from disposal of investments	98	63	664
Acquisitions of subsidiaries, net of cash acquired, and contingent earn-out payments	(62,944)	(21,868)	(31,202)
Purchases of marketable securities	(697)	(83)	(262)
Other	—	—	(240)

Net cash used in investing activities	(76,685)	(29,687)	(40,274)
FINANCING ACTIVITIES:
Increase/(decrease) in bank lines of credit	12,396	(14,225)	12,451
(Decrease)/increase in short-term borrowings	(3,727)	168	9,437
Long-term bank borrowings — advanced	—	116	2,988
Long-term bank borrowings — repaid	(204)	(72)	(181)
Repayments of capital lease obligations	(3,068)	(1,985)	(2,049)
Decrease in minority interests	(1,028)	(532)	—
Net proceeds from the issuance of ordinary shares	100,836	217	72,795
Dividends paid	(1,929)	(1,926)	(3,118)

Net cash provided by/(used in) financing activities	103,276	(18,239)	92,323

Net increase/(decrease) in cash and cash equivalents	76,193	(4,840)	84,703
Cash and cash equivalents at the beginning of the year	87,594	98,372	20,760
Effect of foreign exchange rate changes	4,338	(5,938)	(7,091)

Cash and cash equivalents at the end of the year	$168,125	$87,594	$98,372

See accompanying notes to the consolidated financial statements.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2003, 2002 and 2001

1.     Summary of Significant Accounting Policies

     Basis of Presentation

      UTi Worldwide Inc. (the Company or UTi) is engaged in non-asset based air and ocean transportation and forwarding, customs clearances and distribution value added services, such as contract logistics. The Company serves its clients through a worldwide network of 414 offices in 132 countries, including exclusive agents, and 84 contract logistics centers.

      The consolidated financial statements incorporate the financial statements of UTi and all subsidiaries controlled by the Company (generally more than 50% shareholding). Control is achieved where the Company has the power to govern the financial and operating policies of a subsidiary company so as to obtain benefits from its activities. The results of subsidiaries acquired during the year are included in the consolidated financial statements from the effective dates of acquisition. All significant intercompany transactions and balances are eliminated.

      Effective February 1, 2001, the Company changed its reporting from international accounting standards to accounting principles generally accepted in the United States of America (U.S. GAAP). All prior year data included in the accompanying consolidated financial statements is presented in conformity with U.S. GAAP.

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

     Revenue Recognition

      Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes, custom duties and freight insurance premiums whereby the Company acts as an agent. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers and third-party freight insurers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue, contract logistics revenue and other revenues are recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenues, is when the service has been provided to third parties in the ordinary course of business.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

     Income Taxes

      Federal, state and foreign income taxes are computed at current tax rates, less tax credits. Tax provisions include amounts that are currently payable, plus changes in deferred income tax assets and liabilities that arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes.

      Deferred income taxes are accounted for using the liability method for temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax assets and liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income taxes are calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income taxes are charged or credited to the income statement.

      No provision is made for additional taxes, which would arise if the retained earnings of subsidiaries were distributed, on the basis that it is not envisaged that such distribution will be made.

     Stock Options

      As of January 31, 2003, the Company had five stock-based employee compensation plans which are described in Note 11. The Company accounts for those plans using the intrinsic value method under the recognition and measurement principles of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related Interpretations (APB No. 25). Compensation costs are not recorded in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

      As required by Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended January 31,

	2003	2002	2001

Net income as reported	$29,294	$19,158	$18,453
Add stock-based employee compensation expense included in reported net income, net of income taxes	182	300	272
Less total stock-based compensation expense determined under the fair value based method, net of income taxes	3,297	2,731	2,094

Pro forma net income	$26,179	$16,727	$16,631

Basic earnings per share as reported	$1.13	$0.76	$0.95
Diluted earnings per share as reported	1.11	0.75	0.88
Pro forma basic earnings per share	1.01	0.66	0.86
Pro forma diluted earnings per share	0.99	0.66	0.79

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      The foregoing impact of compensation costs, was determined under the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year Ended January 31,

	2003	2002	2001

Risk free rate of return, annual	4%	4%	6%
Expected life	5 years	5 years	5 years
Expected volatility	45%	39%	48%
Dividend yield	1%	1%	1%

     Cash and Cash Equivalents

      Cash and cash equivalents include demand deposits and investments with original maturities of three months or less.

     Trade Receivables

      In addition to billings related to transportation costs, trade receivables include disbursements made on behalf of customers for value added taxes, customs duties and freight insurance. The billings to customers for these disbursements, are not recorded as gross revenue and freight consolidation costs in the income statement. Management establishes reserves based on the expected ultimate collectibility of these receivables.

      Significant portions of the Company’s trade receivables are from large companies. None of the Company’s other financial instruments represent a concentration of credit risk because the Company has dealings with a variety of major banks and customers worldwide.

     Property, Plant and Equipment

      Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line and reducing balance methods over the estimated useful lives of the assets at the following annual rates:

Computer equipment/software	20% - 33%
Fixtures, fittings and equipment	10% - 33%
Motor vehicles	10% - 33%
Buildings	2.5% - 10%

      The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

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

     Goodwill and Other Intangible Assets

      As of February 1, 2002, the Company completed the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, (SFAS No. 142). In accordance with SFAS No. 142, no amortization was recorded for goodwill for acquisitions completed after June 30, 2001. Further, effective February 1, 2002, in accordance

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill. Intangible assets that have finite useful lives continue to be amortized over their useful lives. SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The required initial assessment was completed at June 30, 2002 and no impairment was determined. Future impairment tests will be performed in the second quarter, annually. Prior to February 1, 2002, goodwill was amortized using the straight-line method following an assessment of the estimated useful life, subject to a maximum period of 20 years.

      The changes in the carrying amount of goodwill by reportable segment for the year ended January 31, 2003, are as follows:

			Asia
	Europe	Americas	Pacific	Africa	Total

Balance as of February 1, 2002	$19,314	$10,357	$35,448	$11,492	$76,611
Contingent earn-out payments made	3,383	1,814	6,209	2,013	13,419
Acquisitions	—	22,131	—	—	22,131
Foreign currency translation and other adjustments	1,130	606	2,075	672	4,483

Balance as of January 31, 2003	$23,827	$34,908	$43,732	$14,177	$116,644

      The amortized intangible assets as of January 31, 2003 relate to the estimated fair value of the customer contracts and customer relationships acquired with Standard Corporation and non-compete agreements with the former owners of Standard Corporation, which have a gross carrying amount of $9,195, accumulated amortization expense of $198 and a net carrying value of $8,997. The weighted average life of these assets is 15.5 years. Amortization expense totaled $198 for the year ended January 31, 2003 and we expect it to be approximately $594 per year for each of the next five years. There were no amortized intangible assets as of February 1, 2002.

      As required by SFAS No. 142, the results for the prior years have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the years ended January 31, 2002 and 2001, along with reported results for the year ended January 31, 2003 is as follows:

	For the Year Ended January 31,

	2003	2002	2001

Operating income:
As reported	$45,505	$29,670	$24,208
Add back amortization of goodwill	—	5,339	4,306

Adjusted operating income	$45,505	$35,009	$28,514

Net income:
As reported	$29,294	$19,158	$18,453
Add back amortization of goodwill, net of tax	—	5,100	4,163

Adjusted net income	$29,294	$24,258	$22,616

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

	For the Year Ended January 31,

	2003	2002	2001

Basic earnings per share:
As reported	$1.13	$0.76	$0.95
Add back amortization of goodwill, net of tax	—	0.20	0.22

Adjusted basic earnings per share	$1.13	$0.96	$1.17

Diluted earnings per share:
As reported	$1.11	$0.75	$0.88
Add back amortization of goodwill, net of tax	—	0.20	0.19

Adjusted diluted earnings per share	$1.11	$0.95	$1.07

     Investments

      Investments in associated companies are accounted for using the equity method when the Company has significant influence over the operating and financial policies (generally an investment of 20-50%). Where the investment is below 20%, but the Company can demonstrate that it has significant influence over the operating and financial policies, the investment is accounted for using the equity method. The goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

     Retirement Benefit Costs

      Payments to defined contribution retirement benefit plans are expensed as they are incurred. Payments made to state-managed retirement benefit plans are dealt with as defined contribution plans where the Company’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

      For defined benefit retirement benefit plans, the cost of providing retirement benefits is determined using the projected unit credit method, with the actuarial valuations being carried out at each balance sheet date. Unrecognized actuarial gains and losses which exceed 10% of the greater of the present value of the Company’s pension obligations or the fair value of the plans’ assets are amortized over the expected average remaining working lives of the employees participating in the plans. Actuarial gains and losses which are within 10% of the present value of the Company’s pension obligations or the fair value of the plans’ assets are carried forward. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the amended benefits become vested.

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

      Financial liabilities and equity instruments are classified according to the substance of the contractual agreements entered into. Significant financial liabilities include trade and other payables, interest-bearing bank lines of credit and bank loans, and capital lease obligations. The carrying amounts of bank lines of credit,

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

capital lease obligations and the majority of other long-term borrowings approximate fair values because the interest rates are based upon variable reference rates. Interest-bearing bank loans and bank lines of credit are recorded at the proceeds received. Interest expense, including premiums payable on settlement or redemption, is accounted for on an accrual basis.

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

     Recent Accounting Pronouncements

      The Company also adopted SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143) and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) effective February 1, 2002. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of these standards did not have a material effect on the Company’s financial position or results of operations.

      In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections. SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has determined that the adoption of this statement will have no impact on its consolidated financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has determined that the adoption of this statement will not have a material impact on its consolidated financial position or results of operations.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and to amend the disclosure requirements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2003, while certain disclosure provisions are effective for financial statements for fiscal years ending after December 15, 2002. The Company has determined that this statement will have no material impact on its consolidated financial position or results of operations.

2.     Acquisitions

      The following acquisitions have all been accounted for using the purchase method of accounting. On the acquisition of a business, where the cost of the acquisition exceeds the fair value attributable to the purchased net assets, the difference is treated as goodwill. All acquisitions are primarily engaged in providing cargo transportation logistics management, including international air and ocean freight forwarding, customs brokerage and contract logistics services. The results of acquired businesses have been included in the Company’s consolidated financial statements from the dates of acquisition.

     For the Year Ended January 31, 2003

      Effective October 1, 2002, the Company acquired 100% of the issued and outstanding share capital of Standard Corporation, incorporated in South Carolina, as part of its plan to expand its contract logistics services, for an initial purchase price of approximately $48,830, consisting of approximately $45,830 in cash and the issuance by the Company of $3,000 worth of restricted ordinary shares (164,384 shares). In addition to the initial payment, the terms of the acquisition agreement provide for additional consideration of up to approximately $12,500 contingent upon the future performance of Standard Corporation over the two-year period ending September 30, 2004, of which $4,000 was placed in escrow at the time of the acquisition. All such additional consideration will be recorded as additions to goodwill. We expect that the amortization of goodwill for tax purposes will be fully deductible. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$23,316
Property, plant and equipment	4,068
Intangible assets	9,195
Goodwill	22,131

Total assets acquired	58,710
Liabilities assumed	(9,880)

Net assets acquired	$48,830

      On November 1, 2002, the Company acquired the entire issued share capital of Zeracon Limited, incorporated in the United Kingdom, for an initial purchase price of approximately $2,533, of which approximately $1,971 represented goodwill. The final total consideration for this acquisition is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

     For the Year Ended January 31, 2002

      On February 1, 2001 the Company acquired 51% of Pership Logistics (Private) Limited, incorporated in Sri Lanka, for consideration of approximately $1,300.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      On May 1, 2001, the Company acquired 51% of Eilat Overseas Limited, incorporated in Israel for consideration of approximately $700.

      On January 25, 2002 the Company acquired 100% of the issued and outstanding share capital of Grupo SLi & Union S.L., incorporated in Spain, for two initial cash payments totaling approximately $13,100, with the final purchase price being dependent on certain performance criteria being achieved over the four-year period subsequent to the acquisition.

For the Year Ended January 31, 2001

      On March 30, 2000, the Company acquired certain assets and liabilities in KCB International Limited, incorporated in New Zealand, for total consideration of approximately $306.

      On April 1, 2000, the Company acquired certain assets and liabilities in Southern Overseas Express Lines Inc., incorporated in the United States, for total consideration of approximately $4,274.

      On May 1, 2000, the Company acquired 51% of Colcarga LTDA, incorporated in Colombia, for consideration of $419.

      On June 1, 2000, the Company acquired 100% of the issued share capital of BTG Logistics AB, Sweden for consideration of approximately $2,156. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

      On June 1, 2000 the Company acquired certain assets and liabilities in S Stern Customs Brokers Inc., incorporated in the United States, for consideration of approximately $1,200. The final purchase price is dependent on certain performance criteria being achieved over the three-year period following the date of acquisition.

      On July 1, 2000 the Company acquired certain assets and liabilities in International Freight Services Group Holdings Limited, with operations in Australia, New Zealand, the United Kingdom and the United States, for total consideration of approximately $2,515.

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

      Effective December 1, 2000, UTi acquired substantially all of the assets of Walford Holdings Limited, with operations in Australia and New Zealand, for consideration of approximately $3,443.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      The following table shows the pro forma results of these acquisitions as if they had occurred at the beginning of the fiscal year, and for the immediately preceding year as if these had occurred at the beginning of that fiscal year.

			Diluted
	Gross	Net	Earnings
	Revenue	Income	Per Share*

Fiscal year ended January 31, 2003:
As reported	$1,170,060	$29,294	$1.11
Acquisitions	97,191	668	0.03

Total	$1,267,251	$29,962	$1.14

Fiscal year ended January 31, 2002:
As reported	$889,786	$19,158	$0.75
Acquisitions	157,238	754	0.03

Total	$1,047,024	$19,912	$0.78

*	Earnings per share calculated based on 26,619,560 and 25,666,248 diluted ordinary shares for the year ended January 31, 2003 and 2002, respectively.

      An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of consolidated subsidiary and associated undertakings and other goodwill is as follows:

	Year Ended January 31,

	2003	2002	2001

Cash consideration	$61,754	$20,158	$32,538
Cash at bank acquired	(10)	(556)	(1,391)
Bank overdrafts acquired	1,200	2,266	55

Net outflow of cash and cash equivalents in respect of the purchase of subsidiary and associated undertakings and other goodwill	$62,944	$21,868	$31,202

3.     Income Taxes

      Income tax expense is comprised of the following:

	Federal	State	Foreign	Total

Year ended January 31, 2003:
Current	$12	$278	$11,929	$12,219
Deferred	—	—	273	273

	$12	$278	$12,202	$12,492

Year ended January 31, 2002:
Current	$—	$128	$7,633	$7,761
Deferred	517	89	(397)	209

	$517	$217	$7,236	$7,970

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

	Federal	State	Foreign	Total

Year ended January 31, 2001:
Current	$45	$—	$6,032	$6,077
Deferred	—	—	131	131

	$45	$—	$6,163	$6,208

      A reconciliation of the Company’s statutory tax rate to the effective tax rate is as follows:

	Year Ended
	January 31,

	2003	2002	2001

Statutory income tax rate for the Company	—%	—%	—%
Increase/(decrease) in rate resulting from:
Foreign income tax differential	21.0	17.1	19.7
Non-deductible expenses	2.5	8.9	5.8
Increase/(decrease) in income tax rates	2.1	(0.2)	—
Deferred income tax assets not recognized	—	(0.8)	(2.8)
Change in valuation allowance	1.9	1.8	(1.1)
Other	1.4	1.2	2.6

Effective income tax rate	28.9%	28.0%	24.2%

      The deferred income tax assets and deferred income tax liabilities resulted from temporary differences associated with the following:

	As of January 31,

	2003	2002

Gross deferred income tax assets:
Allowance for doubtful accounts	$1,559	$1,335
Accruals not currently deductible	3,622	2,012
Property, plant and equipment	403	226
Goodwill	548	1,636
Net operating loss carryforwards	3,266	2,955
Other	133	291

Total gross deferred income tax assets	9,531	8,455
Gross deferred income tax liabilities:
Property, plant and equipment	(839)	(397)
Retirement benefit obligations	(1,367)	(1,114)
Other	(732)	(951)

Total gross deferred income tax liabilities	(2,938)	(2,462)
Valuation allowance	(5,906)	(5,080)

Net deferred income tax asset	$687	$913

      As of January 31, 2003, the Company has federal net operating loss carryforwards of approximately $3,766. These net operating loss carryforwards will begin to expire in the year ending January 31, 2022. The

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

Company has operating loss carryforwards relating to state taxes of approximately $2,751, which expire at various dates from the year ending January 31, 2012 through January 31, 2022. The Company also has approximately $7,178 of net operating loss carryforwards in various countries excluding the United States of America. These expire at various dates with certain locations having indefinite time periods in which to use their net operating loss carryforwards. During the year ended January 31, 2003, the Company utilized approximately $3,126 of net operating loss carryforwards.

      The Company has established a valuation allowance in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. The valuation allowance primarily relates to the net operating losses of subsidiaries. The Company continually reviews the adequacy of valuation allowances and establishes the allowances when it is determined that it is more likely than not that the benefits will not be realized. During the years ended January 31, 2003 and 2002, the valuation allowance was increased by $826 and $505, respectively.

4.     Earnings per Share

      Earnings per share are calculated as follows:

	Year Ended January 31,

	2003	2002	2001

Basic earnings per share:
Net income	$29,294	$19,158	$18,453
Weighted average number of ordinary shares	25,932,164	25,233,394	19,345,036

Basic earnings per share	$1.13	$0.76	$0.95

Diluted earnings per share:
Net income	$29,294	$19,158	$18,453
Weighted average number of ordinary shares	25,932,164	25,233,394	19,345,036
Weighted average number of non-voting variable rate participating cumulative convertible preference shares	—	—	1,197,070
Incremental shares required for diluted earnings per share related to employee stock options	572,237	268,470	511,326

Diluted weighted average shares outstanding	26,504,401	25,501,864	21,053,432

Diluted earnings per share	$1.11	$0.75	$0.88

      This calculation excludes the 412,039, 457,412 and 736,767 ordinary shares held in the two incentive trusts as of January 31, 2003, 2002 and 2001, respectively. The conversion of 4,788,281 of non-voting variable rate participating cumulative convertible preference shares into ordinary shares was effective on April 30, 2000.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

5.     Property, Plant and Equipment

      At January 31, 2003 and 2002, property, plant and equipment at cost and accumulated depreciation were:

	January 31,

	2003	2002

Land	$2,541	$1,967
Buildings and leasehold improvements	18,894	14,624
Furniture, fixtures and equipment	60,735	41,611
Vehicles	9,138	6,996

Property, plant and equipment, gross	91,308	65,198
Accumulated depreciation	(46,742)	(34,013)

Property, plant and equipment, net	$44,566	$31,185

6.     Trade Payables and Other Accrued Liabilities

      At January 31, 2003 and 2002, trade payables and other accrued liabilities were comprised of the following:

	January 31,

	2003	2002

Trade payables:
Due to agents	$2,803	$3,449
Other trade payables	176,166	131,706

Trade payables	178,969	135,155
Interest payable	110	56
Other payables and accruals	57,469	37,902

Total trade payables and other accrued liabilities	$236,548	$173,113

7.     Borrowings

      Borrowings consist of the following:

	As of January 31,

	2003	2002

Bank lines of credit	$33,458	$21,062
Short-term borrowings	9,121	11,518
Long-term bank borrowings	199	1,192

	$42,778	$33,772

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      The amounts due as of January 31, 2003 are repayable in the following fiscal years:

2004	$42,579
2005	83
2006	58
2007	31
2008	27
2009 and thereafter	—

$42,778

      Borrowings are denominated primarily in U.S. dollars, British pounds sterling, euros and other currencies, as follows:

	US$	GBP	Euro	Other	Total

As of January 31, 2003:
Bank lines of credit	$17,491	$1,143	$4,736	$10,088	$33,458
Short-term borrowings	—	—	464	8,657	9,121
Long-term bank loans	—	—	—	199	199
As of January 31, 2002:
Bank lines of credit	$9,389	$165	$3,562	$7,946	$21,062
Short-term borrowings	—	—	162	11,356	11,518
Long-term bank loans	—	104	829	259	1,192

      As of January 31, 2003 and 2002, the weighted average interest rate on the Company’s outstanding debt was 5.7% and 6.8%, respectively. An analysis of interest rates by currency is as follows:

	US$	GBP	Euro	Other
	%	%	%	%

As of January 31, 2003:
Bank lines of credit	4.0	5.5	4.0 - 9.3	5.0 - 17.8
Short-term borrowings	—	—	6.0 - 7.1	2.0 - 15.5
Long-term bank loans	—	—	—	9.8 - 17.8
As of January 31, 2002:
Bank lines of credit	4.5	5.5	6.0 - 9.7	4.6 - 16.8
Short-term borrowings	—	—	4.6	2.9 - 14.0
Long-term bank loans	—	2.3	4.4 - 6.0	9.0 - 16.8

      Borrowings on bank lines of credit at January 31, 2003 and 2002 of $24,066 and $18,462, respectively, are collateralized by trade receivables, other assets, pledged cash deposits, pledges placed over shares of certain subsidiaries or a combination of these, and are repayable on demand. Trade receivables of $138,139 are pledged as security against certain of the Company’s borrowings, which amount to $24,066 at January 31, 2003.

      In August 2000, the Company’s U.S. operating company entered into a revolving credit facility with General Electric Capital Corporation which provides for up to $29,000 of borrowings based on a formula of eligible accounts receivables. The credit facility matures in August 2003, is guaranteed by UTi and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. Interest is due and payable on borrowings under the

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

credit facility based on one of the following: (i) LIBOR plus 2.75%, (ii) prior to the syndication of the loan, the latest rate for 30-day dealer placed commercial paper plus 2.75% or (iii) after such syndication, the higher of 0.50% plus (a) the base rate as published in the Wall Street Journal and (b) the federal funds rate plus 0.50% per annum. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our U.S. holding company level. The Company is currently evaluating its options with regard to a renewal or replacement of this facility.

      The Company has credit facilities with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc. Old Mutual plc is one of the Company’s principal shareholders. As of January 31, 2003, the outstanding balances under these credit facilities was approximately $9,000. The weighted average interest rate on the outstanding balances under these facilities was 2.4% at January 31, 2003. The facility is available on an ongoing basis until further notice, subject to Nedcor Bank’s credit review procedures and may be terminated by the bank at any time. The facility is secured by cross guarantees and indemnities of selected subsidiary companies. The Company believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions.

      The Company’s credit facilities at January 31, 2003 allow for borrowings and guarantees of up to $138,900, depending on available receivables and other restrictions. Borrowings under these facilities totaled approximately $40,500 as of January 31, 2003. The purpose of these facilities is to provide the Company with working capital, customs bonds and guarantees. Due to the global nature of the Company, a number of financial institutions are utilized to provide the abovementioned facilities. Consequently, the uses of these facilities are normally restricted to the country in which they are offered.

8.     Supplemental Financial Information

Other Operating Expenses

      Included in other operating expenses are facilities and communication costs for the years ended January 31, 2003, 2002 and 2001 of $45,948, $37,300 and $34,500, respectively. In addition, other operating expenses is comprised of selling, general and administrative costs.

Supplemental Cash Flow Information

	Year Ended January 31,

	2003	2002	2001

Cash paid for:
Interest	$432	$1,264	$5,762
Income taxes	9,152	6,674	5,267
Capital lease obligations incurred to acquire assets	2,472	927	2,521

9.     Retirement Benefit Plans

Defined Contribution Plans

      In certain countries, the Company operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately from those of the Company, in funds under the control of trustees. In other countries, the qualifying employees are members of state-managed retirement benefit plans. The Company is required to contribute a specified percentage of the payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Company with respect to the retirement benefit

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

plans is to make the required contribution. For the years ended January 31, 2003, 2002 and 2001, the Company’s contributions to the above plans were $3,053, $2,457 and $2,109, respectively.

Defined Benefit Plans

      The Company operates defined benefit plans for qualifying employees in certain countries. Under these plans employees are entitled to retirement benefits as a certain percentage of the employee’s final salary on attainment of the qualifying retirement age. No other post-retirement benefits are provided.

      The following tables, based on the latest valuations, summarize the funded status and amounts recognized in the Company’s financial statements for defined benefit plans, which relate to South Africa and Germany.

	Year Ended January 31,

	2003	2002	2001

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	$9,945	$11,380	$12,949
Service cost	641	660	853
Plan participants’ contributions	179	156	269
Interest cost	1,168	1,120	1,273
Amendments	—	31	—
Actuarial (gain)/loss	(159)	1,348	89
Transfer to liability due to settlement	—	(209)	—
Benefits paid	(401)	(658)	(1,453)
Foreign exchange translation adjustment	3,569	(3,883)	(2,600)

Projected benefit obligations at end of year	$14,942	$9,945	$11,380

Change in plan assets:
Fair value of plan assets at beginning of year	$10,598	$12,984	$14,380
Actual (losses)/returns on assets	(688)	2,233	2,011
Employer contributions	417	544	849
Benefits paid	(401)	(658)	(1,453)
Transfer to liability due to settlement	—	(209)	—
Plan participants’ contribution	179	156	269
Foreign exchange translation adjustment	3,479	(4,452)	(3,072)

Fair value of plan assets at end of year	$13,584	$10,598	$12,984

Reconciliation of funded status and net amount recognized in the accompanying consolidated balance sheets:
Funded status at end of year	$(1,358)	$653	$1,604
Unrecognized net loss	4,967	1,845	2,011

Net amount recognized	$3,609	$2,498	$3,615

Weighted average assumptions at end of year:
Discount rate	6–11%	6–11%	6–12%
Rate of increase in future compensation levels	9%	9%	10–11%
Expected long-term rate of return on assets	14%	14%	10–16%

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      Net periodic pension expense consists of:

	Year Ended January 31,

	2003	2002	2001

Service cost component	$641	$660	$853
Plan participants’ contributions	179	156	269
Interest cost component	1,168	1,120	1,273
Expected return on assets	(1,671)	(1,489)	(2,011)
Amortization of unrecognized net loss	49	52	100

Net periodic pension expense	$366	$499	$484

      Amounts recognized in the balance sheet consist of:

	As of January 31,

	2003	2002	2001

Prepaid benefit expenses	$4,625	$3,191	$4,297
Accrued benefit expenses	(1,016)	(693)	(682)

Net prepaid benefit expenses	$3,609	$2,498	$3,615

10.     Shareholders’ Equity

      During the years ended January 31, 2003, 2002 and 2001, the directors declared a dividend on the ordinary share capital of the Company of $0.075, $0.075 and $0.15 per share, respectively, totaling $1,929, $1,926 and $2,388, respectively.

      On April 2, 2003, the directors declared a dividend on the ordinary share capital of the Company of $0.095 per share.

11.     Share-Based Plans

Summary of the Union-Transport Share Incentive Plan

      In September 1997, the Company’s Board of Directors (the Board) approved the Union-Transport Share Incentive Plan (the Plan). For the purpose of the Plan, the Board established the Union-Transport Share Incentive Trust (the Trust). Officers, employees and non-executive directors (Participants) selected by the Board are offered the opportunity to enter into an agreement with the Trust to acquire ordinary shares (Plan Shares).

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

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      Unless the Board determines otherwise, Plan Shares may not be released to a Participant from the Plan or from pledge to the Trust unless the share debt in respect of such Plan Shares has been fully discharged. Provided that the related share debt is discharged, Plan Shares are released at the rate of 25% per year beginning on December 31, on the fourth anniversary of the date of acceptance of the offer to acquire Plan Shares. Except in the case of death or retirement, the termination of a Participant’s employment with the Company results in forfeiture of any Plan Shares not capable of being released at the date of termination.

      The remaining shares are available for future awards to Plan Participants. In accordance with APB 25, total compensation cost related to the Plan was $131 for each of the three years ended January 31, 2003, 2002 and 2001, with corresponding increases to shareholders’ equity.

      The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS No. 123 in accounting for the Plan. Accordingly, no compensation expense has been recognized under the fair value method; however, the Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for Plan Shares awarded under the Plan been determined based on their fair values at the grant dates together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in Note 1.

      A summary of Plan activity is as follows:

	Year Ended January 31,

	2003	2002	2001

Unvested shares at beginning of year	116,848	127,457	130,406
Shares granted	—	—	—
Shares exercised	(5,904)	(2,129)	—
Shares returned	(1,966)	(8,480)	(2,949)

Unvested shares at end of year	108,978	116,848	127,457
Shares available for future grants at end of year	14,050	12,084	3,604

Total shares held in Trust at end of year	123,028	128,932	131,061

Weighted average grant-date fair value of granted shares	$—	$—	$—

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

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      In accordance with APB 25, total compensation cost related to the Executive Share Plan was $51, $60 and $141, respectively, for the years ended January 31, 2003, 2002 and 2001, with corresponding increases to shareholders’ equity.

      The Company applies the intrinsic value-based methodology in accordance with APB 25 permitted by SFAS 123 in accounting for the share options granted under the Executive Share Plan. No compensation expense has been recognized under the fair value method; however, the Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the shares awarded under the Executive Share Plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in Note 1.

      A summary of the Executive Share Plan option activity is as follows:

	Executive Share Plan

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Balance at January 31, 2000	394,198	$2.29
Options granted	—
Options exercised	(30,600)	2.28
Options cancelled/forfeited	—

Balance at January 31, 2001.	363,598	2.30
Options granted	—
Options exercised	(269,363)	2.03
Options cancelled/forfeited	—

Balance at January 31, 2002.	94,235	3.05
Options granted	—
Options exercised	(39,469)	2.53
Options cancelled/forfeited	—

Balance at January 31, 2003	54,766	3.42
Shares available for future option grants at January 31, 2003	234,245

Total shares held in trust at January 31, 2003	289,011

      A summary of stock options outstanding and exercisable as of January 31, 2003 is as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$1.99 – $2.57	10,845	0.003	$2.31	5,017	$1.99
$3.87	43,921	0.900	$3.87	27,128	$3.87

Summary of the Uniserv Share Incentive Plan

      Under the Uniserv Share Incentive Plan, stock options to purchase ordinary shares of an investor company (United Service Technologies Limited) were granted to certain directors and executives of the

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

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

      Options granted by the trust generally vest in three annual increments of 33.3% each starting on the third anniversary of the grant date. Options vest only as long as participants remain employees of the Company. At January 31, 2003, there were no options exercisable for Uniserv shares.

      The exercise price is set by the trustee with the Company’s consent and cannot be less than 100% of the fair market value of the granted shares on the grant date. Options expire if not exercised by the seventh anniversary of the grant date. Options may not be assigned by participants to any person without the consent of the trustee.

      In accordance with APB 25, no compensation would have been recognized for the year ended January 31, 2003, 2002 and 2001. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Uniserv Share Incentive Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in Note 1.

Summary of the 2000 Stock Option Plan

      The Company’s 2000 Stock Option Plan, created in the year ended January 31, 2001, provides for the issuance of options to purchase ordinary shares to the Company’s directors, executives, employees and consultants. This plan allows for the grant of incentive and non-qualified stock options. 2,298,661 shares are reserved for issuance under this plan, subject to adjustments.

      Options granted under this plan generally vest in four annual increments of 25% each starting on the first anniversary of the grant date. Options vest only as long as participants remain employees of the Company. At January 31, 2003, there were 648,669 options exercisable at a weighted average exercise price of $13.84 per share.

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

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

	2000 Stock Option Plan

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Balance at January 31, 2000	—
Options granted	1,456,157	$13.77
Options forfeited	(17,040)	14.29

Balance at January 31, 2001	1,439,117	13.76
Options granted	65,172	14.00
Options exercised	(11,141)	12.97
Options forfeited	(35,387)	12.97

Balance at January 31, 2002	1,457,761	13.80
Options granted	734,500	19.13
Options exercised	(49,307)	13.37
Options forfeited	(55,946)	13.81

Balance at January 31, 2003	2,087,008	15.68

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$12.49 - $15.00	1,166,036	7.3	$13.40	558,971	$13.42
$16.00 - $18.53	306,972	8.4	$16.83	89,698	$16.42
$19.00 - $23.98	614,000	9.4	$19.43	—	$—

      In accordance with APB 25, no compensation has been recognized for the years ended January 31, 2003, 2002 and 2001. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the 2000 Stock Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in Note 1. The weighted average fair value of the options issued under this plan during fiscal 2003 was $8.32.

Summary of the Non-Employee Directors Stock Option Plan

      The Company’s Non-Employee Directors Stock Option Plan provides for the issuance of options to purchase ordinary shares to each of the Company’s non-employee directors. Under this plan, three non-employee directors received initial grants of options to purchase a total of 33,000 ordinary shares, with exercise prices ranging from $12.97 to $17.25 per share. As new non-employee directors are added to the Board, they will each receive on the day they join the Board an initial grant of options to purchase 15,000 ordinary shares. This plan also provides that each non-employee director is to be granted options to purchase 3,000 ordinary shares on the date of each of the Company’s annual meetings. A total of 400,000 shares have been reserved for the issuance of options under this plan, subject to adjustment in the event of specific types of changes in our capitalization.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

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

	Non-Employee Directors
	Stock Option Plan

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Balance at January 31, 2000	—
Options granted	33,000	$16.79
Options exercised	—
Options forfeited	—

Balance at January 31, 2001	33,000	16.79
Options granted	21,000	15.92
Options exercised	—
Options forfeited	—

Balance at January 31, 2002	54,000	16.45
Options granted	12,000	19.70
Options exercised	—
Options forfeited	—

Balance at January 31, 2003	66,000	17.04

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$15.92 - $19.70	66,000	8.3	$17.04	29,000	$16.58

      In accordance with APB 25, no compensation has been recognized for the years ended January 31, 2003, 2002 and 2001. The Company applies the intrinsic value-based methodology in accordance with APB 25 as permitted by SFAS 123 in accounting for the Non-Employee Directors Stock Option Plan. No compensation expense has been recognized under the fair value method. Had compensation cost for plan shares awarded under the plan been determined based on their fair value at the grant date together with the other plans described herein, the Company’s net income, basic earnings per share and the diluted earnings per share would have been as reflected in Note 1. The weighted average fair value of the options issued under this plan during fiscal 2003 was $8.53.

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

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

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

      The trust was terminated in September 2000, at which time all 228,974 shares, having a weighted average grant-date fair value of $16.07, had been issued from the trust. There was no activity related to this trust in the years ended January 31, 2003 and 2002. Compensation cost related to share awards was $3,680 for the year ended January 31, 2001, with a corresponding increase to shareholders’ equity.

Shares Held in Employer Stock Benefit Trusts

      The ordinary shares held by the plan and executive share plan trusts which had not been awarded to participants, or where the Company had not committed to release the shares because the related share debt had not been discharged by the participant, have been excluded from the denominator in computing basic earnings per share. Dilutive potential ordinary shares have been included in the denominator in computing diluted earnings per share.

Summary of the 2000 Employee Share Purchase Plan

      The Company’s 2000 Employee Share Purchase Plan provides the Company’s employees (including employees of selected subsidiaries where permitted under local law) with an opportunity to purchase ordinary shares through accumulated payroll deductions. A total of 400,000 ordinary shares was initially reserved for issuance under this plan, subject to adjustments as provided for in the plan.

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

      As of January 31, 2003, the Company had contracted to sell the following amounts under forward exchange contracts which all mature within 30 days of January 31, 2003: $3,251 in euros; $1,715 in U.S. dollars; $929 in British pounds sterling; and, $274 in other currencies. The fair values of forward exchange contracts were $18 and $134 for the years ended January 31, 2003 and 2002, respectively.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

13.     Commitments

      At January 31, 2003, the Company had outstanding commitments under capital and non-cancelable operating leases, which fall due in the years ended January 31, as follows:

	Capital	Operating
	Leases	Leases

2004	$2,918	$27,162
2005	1,959	24,615
2006	967	19,863
2007	377	17,119
2008	8,826	12,860
2009 and thereafter	—	12,502

Total payments	15,047	$114,121

Less amounts representing interest	(5,397)

Present value of minimum capital lease obligations	$9,650

      The Company has obligations under various operating lease agreements ranging from one to ten years. The leases are for property, plant and equipment. These leases require minimum annual payments, which are expensed as incurred. Total rent expense for the years ended January 31, 2003, 2002 and 2001 was $22,975, $20,779 and $18,788, respectively.

      It is the Company’s policy to lease certain of its property, plant and equipment under capital leases. The normal lease term for plant and equipment is two to five years and the normal lease term for property varies between three and ten years. For the year ended January 31, 2003, the average effective borrowing rate for property, plant and equipment under capital leases was 11.8%. Interest rates usually vary during the contract period. The net book value of assets under capital leases as of January 31, 2003 and 2002 was $11,253 and $7,415, respectively.

      Capital commitments contracted for, but not provided in the accompanying consolidated balance sheet as of January 31, 2003 totaled $241.

14.     Contingencies

      The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business.

      As of January 31, 2003, the Company’s contingent liabilities were related to outstanding claims of $554. The Company carries commercial insurance, which is sufficient to cover the majority of these claims.

      The Company is involved in litigation in Italy and England with the former ultimate owner of Per Transport SpA and related entities in connection with its April 1998 acquisition of Per Transport SpA and its subsequent termination of the employment of the former ultimate owner as a consultant. The suits seek monetary damages, including compensation for termination of the owner’s consulting agreement. The Company has brought counter-claims for monetary damages in relation to warranty claims under the purchase agreement. The Company has been advised that proceedings to recover amounts owing by the former ultimate owner and other entities owned by him, to third parties may be instituted against the Company. It is alleged that Per Transport SpA guaranteed certain obligations of these other entities owned by the former ultimate owner. The Company believes that these guarantees are the responsibility of the former ultimate owner. These guarantees were made prior to its acquisition, were not disclosed to the Company during its acquisition

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

negotiations nor were they disclosed in the audited statutory financial statements of Per Transport SpA. Civil and criminal proceedings have also been instituted against the former ultimate owner in relation to these guarantees. The total of all such actual and potential claims is approximately $14 million, based on exchange rates as of January 31, 2003. The Company believes that it has adequate defenses in relation to these claims if these proceedings are brought against it.

      The Company is one of seven defendants named in a lawsuit filed on July 30, 2001 in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff, the committee of unsecured creditors of FMI Forwarding (formerly known as Intermaritime Forwarding), alleges under a theory of fraudulent conveyance that UTi paid inadequate consideration for certain assets of Intermaritime Forwarding and also alleges that UTi is liable for debts of FMI Forwarding on a successor liability theory. The plaintiff seeks recovery in an amount up to $4.6 million. The Company believes that it will ultimately prevail in this matter.

      A former customer, De La Rue International, filed a complaint against the Company in the Superior Court of Gwinnett County, Georgia on April 21, 2003 alleging that the Company was negligent, that it breached its contractual obligations and that it fraudulently concealed the fact that three shipments in August and September 1999 were not properly and timely reported to U.S. Customs for clearance. The plaintiff is asking for damages in excess of $2.0 million.

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

      In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations or financial position of the Company.

15.     Related Party Transactions

      Pursuant to a registration rights agreement, PTR Holdings and UT Holdings, two of the Company’s shareholders, are entitled to rights with respect to the registration of their shares under the Securities Act of 1933. Pursuant to this agreement, PTR Holdings sold 1,150,000 ordinary shares in the Company’s public offering that closed in December 2002.

      Payments made to directors (including our executive directors) for services and fees were as follows:

	Year Ended January 31,

	2003	2002	2001

Services	$1,652	$1,580	$1,523
Directors’ fees	186	123	47

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      Certain directors have interests in companies that hold shares in UTi either directly or indirectly. At January 31, 2000, the Company had loans payable to these companies totaling $462, which were paid in full in the year ended January 31, 2001.

      The Company has a credit facility with Nedcor Bank Limited, a direct subsidiary of Old Mutual plc, one of the Company’s shareholders, as explained in Note 7.

      One of the Company’s Hong Kong operating subsidiaries is party to a service agreement pursuant to which a company owned by one of the Company’s employees (a previous owner of Continental) and members of his family, provides management consulting and sales solicitation services. During the years ended January 31, 2003, 2002 and 2001, the Company’s Hong Kong subsidiary paid the company approximately $212, $186 and $77, respectively, under this service agreement.

      One of the Company’s Spanish subsidiaries is party to a service agreement, effective January 25, 2002, pursuant to which the Company’s subsidiary provides commercial and administrative services to a company owned by the Managing Director of SLi and his three brothers, one of whom is a current employee of the Company, all of whom were previous owners of SLi. During the year ended January 31, 2003, approximately $802 was billed by the Company’s Spanish subsidiary for fees pursuant to this agreement. As of January 31, 2003, the total net amount due from the Managing Director of SLi, his immediate family members and companies owned by them was $1,436.

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

      For segment reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula.

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

      Certain information regarding the Company’s operations by segment is summarized as follows.

	Year Ended January 31, 2003

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external Customers	$372,515	$317,314	$337,430	$142,801	$—	$1,170,060

Net revenue	$99,571	$143,484	$70,626	$91,109	$—	$404,790
Staff costs	54,864	81,603	29,237	35,263	4,004	204,971
Depreciation	3,526	2,848	1,962	1,982	856	11,174
Amortization of intangible assets	—	198	—	—	—	198
Other operating expenses	30,608	50,382	19,981	37,695	4,276	142,942

Operating income/(loss)	$10,573	$8,453	$19,446	$16,169	$(9,136)	45,505

Interest expense, net						(486)

Gains on foreign exchange						(1,725)

Pretax income						43,294
Income tax expense						(12,492)

Income before minority interests						$30,802

Segment assets at year-end	$109,545	$195,351	$90,388	$93,562	$138,229	$627,075

Capital expenditures	$5,974	$2,129	$2,223	$4,806	$912	$16,044

	Year Ended January 31, 2002

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$264,280	$258,008	$242,950	$124,548	$—	$889,786

Net revenue	$62,457	$94,045	$60,075	$87,982	$—	$304,559
Staff costs	35,632	56,614	26,238	33,373	4,148	156,005
Depreciation	2,571	2,462	1,775	2,264	339	9,411
Amortization of goodwill	531	3,096	1,432	280	—	5,339
Other operating expenses	16,262	29,859	18,098	38,860	1,055	104,134

Operating income/(loss)	$7,461	$2,014	$12,532	$13,205	$(5,542)	29,670

Interest expense, net						(1,210)
Gains on foreign exchange						17

Pretax income						28,477
Income tax expense						(7,970)

Income before minority interests						$20,507

Segment assets at year-end	$107,998	$105,294	$80,574	$69,268	$41,477	$404,611

Capital expenditures	$2,779	$2,071	$2,091	$2,683	$14	$9,638

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

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

      The following table shows the gross revenue and net revenue attributable to the Company’s principal services.

	Year Ended January 31,

	2003	2002	2001

Gross revenues:
Airfreight forwarding	$621,905	$491,946	$474,213
Ocean freight forwarding	283,869	255,272	254,054
Customs brokerage	64,221	55,875	58,104
Contract logistics	101,294	23,856	12,000
Other	98,771	62,837	64,888

	$1,170,060	$889,786	$863,259

Net revenues:
Airfreight forwarding	$157,493	$142,312	$145,594
Ocean freight forwarding	66,554	58,633	54,461
Customs brokerage	61,105	54,034	55,295
Contract logistics	79,517	14,957	8,478
Other	40,121	34,623	38,018

	$404,790	$304,559	$301,846

UTi WORLDWIDE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended January 31, 2003, 2002 and 2001

17.     Selected Quarterly Financial Data (Unaudited)

For the Year Ended January 31,	First	Second	Third	Fourth	Total

Gross revenue:
2003	$235,658	$274,819	$321,521	$338,062	$1,170,060
2002	214,972	219,417	235,605	219,792	889,786
Net revenue:
2003	76,929	87,533	107,529	132,799	404,790
2002	74,176	78,973	79,637	71,773	304,559
Operating income:
2003	7,912	11,446	14,238	11,909	45,505
2002	5,304	8,485	9,476	6,405	29,670
Net income:
2003	4,757	7,739	9,470	7,328	29,294
2002	4,020	5,409	5,931	3,798	19,158
Basic earnings per share:
2003	0.19	0.31	0.37	0.26	1.13
2002	0.16	0.22	0.24	0.15	0.76
Diluted earnings per share:
2003	0.18	0.30	0.37	0.26	1.11
2002	0.16	0.21	0.23	0.15	0.75

UTi Worldwide Inc.

Schedule II

Valuation and Qualifying Accounts

(in thousands)

Allowance for Doubtful Accounts

	Balance at				Foreign
Year Ended	Beginning of	Amounts Charged	Charges Against		Currency	Balance at
January 31,	Year	to Expense	the Allowance	Other	Translation	End of Year

	(In thousands)
2003	$9,638	$6,471	$(6,198)	$268	$1,764	$11,943
2002	11,156	3,680	(4,436)	473	(1,235)	9,638
2001	11,303	4,602	(3,698)	55	(1,106)	11,156

      Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in our financial statements.

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Company**
1.2	Articles of Association of the Company, as amended##
4.1	Form of Employment Agreement between Mr. Wessels and the Company*
4.2	Form of Employment Agreement between Mr. MacFarlane and the Company*
4.3	Form of Employment Agreement between Mr. Thorrington and the Company*
4.4	Form of Employment Agreement between Mr. Draper and the Company*
4.5	Amended and Restated Registration Rights Agreement between PTR Holdings, Inc., Union-Transport Holdings Inc. and the Company#####
4.6	Credit Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Logistics Inc., Union-Transport Brokerage Corp., Vanguard Cargo Systems, Inc., UT Services, Inc., General Electric Capital Corporation and Lenders dated August 15, 2000*
4.7	2000 Stock Option Plan, as amended#
4.8	Non-Employee Directors Stock Option Plan*
4.9	Continuing Guaranty between Registrant and General Electric Capital Corporation dated August 15, 2000*
4.10	Security Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.11	Pledge Agreement between Union-Transport Corporation, Union-Transport (U.S.) Holdings, Inc., Union-Transport Brokerage Corporation, UT Services, Inc., Union-Transport Logistics Inc., Vanguard Cargo Systems, Inc. and General Electric Capital Corporation dated August 15, 2000*
4.12	Strategic Alliance Agreement between the Registrant and i2 Technologies (Netherlands) BV dated December 15, 1999+*
4.13	Software License Agreement between the Registrant and i2 Technologies (Netherlands) BV dated December 15, 1999+*
4.14	Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant dated August 25, 2000+*
4.15	Asset Purchase Agreement between Continental Container Line, Inc., Continental Cargo Logistics Inc. (New York corporation), Continental Cargo Logistics Inc. (California corporation), Union-Transport Corporation, Lai Kwok Fai, Ng Chun Ka, Cheng Kwan Kok David, Albert Patrick Cataldo, Lewis Billy Barnhill, Francis Raymond Bello, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung and Ng Sai Kuen dated August 25, 2000+*
4.16	Form of Severance Agreement between the Company and its executive officers*
4.17	Amendment to Asset Purchase Agreement between Continental Air Express (HK) Limited, Continental Container Lines Limited, Union-Transport (HK) Limited, Cheng Kwan Kok David, Lai Kwok Fai, Lewis Billy Barnhill, Francis Raymond Bello, Albert Patrick Cataldo, Chan Ka Ming, Chan Kwan Hang, Chau Hak Cheong, Cheng Kwan Lung, Ng Chun Ka, Ng Sai Kuen and Registrant, dated October 3, 2000**
4.18	2000 Employee Share Purchase Plan, as amended***
4.19	Union-Transport Inc. Share Incentive Plan, as amended#
4.20	Union-Transport Executive Share Plan, as amended#
4.21	Stock Purchase Agreement among Samuel Clarke, Jr., Claude M. Walker, Jr., James H. Walker, Standard Corporation and Union Transport (U.S.) Holdings, Inc., dated as of October 11, 2002###+
4.22	Form of Underwriting Agreement#####
4.23	Credit Agreement between the Company and Nedcor Bank Limited, dated August 1, 2002####

Exhibit	Description

8.1	Subsidiaries of the Company
10.1	Independent Auditors’ Consent
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.++
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.++

*	Filed as part of the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

**	Filed as part of Amendment No. 1 to the Company’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as part of the Company’s Registration Statement on Form S-8 (No. 333-58832) on April 12, 2001.

****	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 4, 2001.

#	Filed as part of the Company’s Annual Report on Form 20-F (No. 000-31869) on May 8, 2002.

##	Submitted as Exhibit 99.2 to the Company’s Report on Form 6-K on June 6, 2002.

###	Filed as part of the Company’s Registration Statement on Form F-3 (No. 333-101309) on November 19, 2002.

####	Submitted as Exhibit 99.2 to the Company’s Report on Form 6-K on December 5, 2002.

#####	Filed as part of the Company’s Registration Statement, Amendment No. 2, on Form F-3 (No. 333-101309) on December 10, 2002.

+	Certain portions of the identified Exhibit were omitted and filed separately with the Commission and have been granted confidential treatment by the Commission.

++	Pursuant to Commission Release No. 33-8212, this certification will be treated as “accompanying” this annual report on Form 20-F and not “filed” as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.